AT OUR CORE

We put clients first. We act with integrity. We value independence. We think long term.

RAYMOND JAMES

AT OUR CORE

We put **clients first.**
We act with **integrity.**
We value **independence.**
We think **long term.**

**Our enduring, evolving strength
is a testament to the values at our core.**

Our values – independence, integrity, long-term thinking and
an uncompromising commitment to putting clients first – are the
essential, immovable core of Raymond James. In an unpredictable world,
these principles help ensure we're a predictable force. The kind of firm that,
instead of shaking foundations, shapes them. Instead of disrupting, develops.

Out of every major market crisis since our founding in 1962, Raymond James has
emerged stronger – better prepared, better tested and better equipped to pursue bold,
new opportunities, intelligently.

Maybe it's a little boring, but it is precisely by being the kind of steady, stable firm
we have always been *at our core* that we are consistently able to become even more.

Contents

A message from our chair and chief executive officer



PAUL C. REILLY
Chair and Chief Executive Officer

Since our founding more than 60 years ago, Raymond James has maintained an unwavering commitment to our core values. We put clients first, act with integrity, value independence and think long-term. These core values are more than words on a page. They are lived out day-in and day-out by advisors and associates. Despite the challenging environment this fiscal year, which included a regional banking crisis, heightened volatility, and rapidly rising interest rates, we generated record net revenues and earnings. Our third consecutive year of record results in what were very different market environments is a testament to our Private Client Group, which is balanced by diverse and complementary businesses.

We are consistently reminded of the importance of keeping a long-term, client-focused approach. And it is in years like this one, when the financial system was challenged once again, that our philosophy not only carries us through, but enables us to thrive. While remaining focused on the long term has not always been without challenge, or fully appreciated in the good times, it has served us well throughout our history. This strategy has led to our differentiated positioning that benefits the firm and our stakeholders, especially during times of turmoil.

- **Strong capital ratios:** Total capital ratio of 22.8% and Tier 1 leverage ratio of 11.9%, over two times the regulatory requirement to be considered well-capitalized

- **Among the highest in providing FDIC coverage for clients:** 89% of our bank segment deposits are FDIC-insured, including nearly 97% at Raymond James Bank

- **Strong credit ratings:** "A-level" issuer ratings with all three credit agencies: A3 rating by Moody's, A- rating by Standard & Poor's, and A- by Fitch

- **Balance sheet flexibility:** Diverse funding sources including Private Client Group (PCG) domestic clients' sweep cash, Enhanced Savings Program balances, TriState Capital Bank's deposit franchise, and other initiatives

In fiscal 2023, despite the challenging and often volatile market and economic environments, Raymond James achieved strong financial results driven by record revenues in the Private Client Group and Bank segments and record pre-tax income in the Private Client Group. Record net revenues of $11.6 billion increased 6%, record pre-tax income of $2.3 billion increased 13%, and record net income available to common shareholders of $1.73 billion increased 15% compared to fiscal 2022. Adjusted net income available to common shareholders of $1.81[1] billion,

[1]Adjusted net income available to common shareholders and adjusted return on tangible common equity are non-GAAP financial measures. Please see the "Reconciliation of non-GAAP financial measures to GAAP financial measures" in "Part II, Item 7 – Management's discussion and analysis of financial condition and results of operations" of our 2023 Form 10-K for a reconciliation of these measures to the most directly comparable GAAP measures and other required disclosures.

which excludes the impact of $98 million of acquisition-related expenses and a favorable insurance settlement received, increased 12% compared to adjusted net income available to common shareholders in fiscal 2022.

The benefit of higher short-term interest rates drove record net revenues in fiscal 2023. We generated a return on common equity of 17.7% and an adjusted return on tangible common equity of 22.5%[1], both strong results, particularly given our robust capital position. We ended the year with total common equity attributable to RJF of $10.1 billion and book value per share of $48.54, which increased 9% and 12%, respectively, over September 2022. Our capital ratios remained well above regulatory requirements, with a total capital ratio of 22.8% and Tier 1 leverage ratio of 11.9% at the end of the year, providing us significant flexibility to continue to be opportunistic and invest in growth.

We made meaningful progress deploying capital during the year and through the combination of common dividends and share repurchases, the firm returned total capital of $1.1 billion to shareholders. In the fiscal year, we increased our quarterly dividend approximately 24% to $0.42 per quarter from $0.34 per quarter and we repurchased 8.4 million shares for $788 million, an average price of approximately $94 per share. Subsequent to the fiscal year end, the Board approved a 7.1% increase of the common cash dividend to $0.45 per quarter and a share repurchase authorization of $1.5 billion, which replaces the previous authorization under which approximately $700 million remained available as of November 30, 2023. Over the long-term, our longstanding capital deployment

> "This really is a client-first, long-term-focused organization. It's something that's been woven into our core values from the beginning."
>
> **PAUL C. REILLY**
> **Chair and Chief Executive Officer**

FISCAL YEAR FINANCIAL HIGHLIGHTS

in millions, except per share amounts

	2023	2022	% CHANGE
Net Revenues	$11,619	$11,003	6 %
Net Income Available to Common Shareholders	$1,733	$1,505	15 %
Earnings per Common Share (Diluted)	$7.97	$6.98	14 %
Total Common Equity Attributable to RJF	$10,135	$9,338	9 %
Common Shares Outstanding[1]	208.8	215.1	(3) %
Book Value per Share	$48.54	$43.41	12 %

ALL DATA AS OF FISCAL YEAR ENDED SEPTEMBER 30, 2023

(1) Excludes non-vested restricted stock units



8,011   8,239   8,482   8,681   **8,712**

2019   2020   2021   2022   2023

FINANCIAL ADVISORS
PRIVATE CLIENT GROUP



798   883   1,115   1,039   **1,201**

2019   2020   2021   2022   2023

CLIENT ASSETS
PRIVATE CLIENT GROUP
$Billions



1,083   1,291   1,885   1,809   **1,214**

2019   2020   2021   2022   2023

TOTAL CAPITAL MARKETS
NET REVENUES
$Millions

priorities remain investing in organic growth, which we believe delivers the best returns for our shareholders over time: selectively making acquisitions, paying an ongoing dividend, and repurchasing our common stock. We maintain our focus on driving long-term growth and are committed to deploying excess capital to generate attractive returns to our shareholders.

Reviewing our segment results, the Private Client Group, our largest business, generated record net revenues of $8.7 billion, an increase of 12% over fiscal 2022, and record pre-tax income of $1.8 billion, a 71% increase over 2022. Record net revenues were driven by the benefit of higher short-term interest rates on Raymond James Bank Deposit Program (RJBDP) fees and net interest income. Fiscal 2023 concluded with PCG assets under administration of $1.2 trillion and PCG assets in fee-based accounts of $683 billion, up 16% and 17%, respectively, compared to the end of fiscal 2022. In addition to higher equity markets, client assets were boosted by strong net inflows, which included robust domestic PCG net new assets of $73 billion, or 7.7% of beginning-of-period assets, driven by strong financial advisor retention and recruiting results.

We ended the year with over 8,700 financial advisors affiliated with the firm. Despite a competitive environment, our regrettable attrition remained extremely low at around 1% in fiscal 2023. Meanwhile, financial advisors with approximately $250 million of trailing 12-month production and approximately $38 billion of assets at their prior firms joined Raymond James' domestic employee and independent contractor channels during the year. Our recruiting pipeline is strong across all affiliation options as our client-first values, leading technology, and product offerings continue to resonate with current and prospective advisors.

The Capital Markets segment results were weak, given the extremely challenging market environment. The segment generated net revenues of $1.2 billion, down 33% compared to prior-year results, and a pre-tax loss of $91 million. Heightened market volatility and geopolitical concerns throughout the fiscal year reduced investment banking activity levels across the industry. Further, compensation expenses were more fixed due primarily to growth investments and deferred compensation amortization owing to very strong M&A and advisory results the preceding two years. Despite weak investment banking results, we are encouraged by improvement in our fiscal fourth quarter, and importantly, believe we are well positioned long-term with our continued investment in our people and platform.

Fixed income brokerage revenues decreased due to lower levels of client activity, particularly with small and mid-sized depositories, as these clients are experiencing declines in deposits and have less cash available to invest in securities. We hope that when interest rates and cash balances stabilize, this business will begin to see improved results. SumRidge Partners, in its first full year as part of Raymond James, generated strong results as its technology-enabled corporate trading business thrives on rate volatility. While headwinds exist for our traditional fixed income brokerage activity, we expect SumRidge Partners to continue to enhance our position in the rapidly evolving fixed income and trading technology marketplace.

The Asset Management Group generated net revenues of $885 million, which decreased 3%, and pre-tax income of $351 million, which decreased 9% compared to fiscal 2022. Financial assets under management ended the year at $196.4 billion, representing a 13% increase year-over-year, driven by strong net inflows in fee-based accounts in the Private Client Group and net inflows at Raymond James Investment Management, as well as market appreciation over the prior year.

Bank segment record net revenues of $2.01 billion increased 86%, while pre-tax income of $371 million decreased 3% compared to fiscal 2022. Despite strong growth in net revenues driven primarily by higher short-term interest rates and incremental revenues from TriState Capital Bank, pre-tax income declined primarily due to higher RJBDP fees paid to the Private Client Group, largely resulting from rising interest rates, along with a higher bank loan provision for credit losses. Launched in March 2023, the Enhanced Savings Program offers clients a competitive rate and robust FDIC insurance for deposits at a time when clients were seeking safe, higher-yielding alternatives. The program grew rapidly to $13.6 billion by fiscal year-end, providing an important source of diversified funding to the firm as domestic cash sweep balances declined throughout the year. Net bank loans increased 1% to $43.8 billion, driven primarily by the growth of residential mortgage loans to Private Client Group clients. Reflecting higher short-term interest rates and the relatively high concentration of floating-rate assets, the Bank segment's net interest margin (NIM) increased 89 basis points during the fiscal year to 3.28%. The credit quality of the loan portfolio remained strong, with criticized loans as a percent of total loans held for investment ending the fiscal year at 1.17%, up slightly from 1.14% in September 2022. The bank loan allowance for credit losses as a percent of total loans held for investment was 1.07%, and the bank loan allowance for credit losses on corporate loans as a percent of corporate loans held for investment was 2.03%. In its first full year with Raymond James, TriState Capital Bank contributed excellent results largely driven by the benefit of higher short-term interest rates. We remain focused on fortifying the balance sheet in our Bank segment with diversified funding sources and prudently growing assets to support client demand.

Complementing the performance within our businesses, we also achieved several other notable accomplishments during the fiscal year:

- Our associates and advisors continue to give back and support the communities where we live and work. This year during Raymond James Cares Month, an annual tradition of month-long focused giving, more than 3,600 volunteers across the United States, Canada and the U.K. volunteered over 9,600 hours to benefit approximately 250 charitable organizations. Additionally, between associate contributions and a company match, Raymond James raised $7.4 million for communities across the United States through its 2022 United Way campaign and our associates raised more than $390,000 for the American Heart Association through the 2022 Heart Walk.

- In the three years since signing a pledge to the Black community, we successfully met our pledge goal of $1.5 million and have built strong partnerships with charitable, educational and professional organizations that continue to shape our community, campus and professional network engagements.



FINANCIAL ASSETS UNDER MANAGEMENT
$Billions



TOTAL BANK LOANS, NET
$Billions



TOTAL BANK SEGMENT ASSETS
$Billions

- In addition to our six firmwide associate inclusion networks, in partnership with business units across the firm, we have established over 20 department-specific Diversity, Equity & Inclusion Councils. Our goal across all inclusion networks is to raise cultural awareness, develop leaders, build networks and be a valuable resource to our businesses.

- Raymond James was honored with more than a dozen awards in technology, practice management support, diversity and overall corporate reputation, while more than 500 financial advisors earned awards and were named to industry lists across multiple categories.

- We renewed and expanded our five-year committed corporate revolver to $750 million with enhanced terms, a reflection of our strong balance sheet and longstanding banking relationships.

- Our technology platform for advisors is one of the best in the industry. This year, we continued to enhance the tools for advisors and clients, including fully integrating our Enhanced Savings Program platform to support our cash management strategy, and delivering a new modernized Client Access mobile application, enhancing the client's experience.

This month, after 48 years on the Raymond James Financial Board of Directors, Tom James shared his decision to not stand for re-election and will retire from the Board at the end of the February 2024 shareholder meeting. It's difficult to adequately describe how deeply grateful we are for Tom's tenure and the client-first culture he so thoughtfully and deliberately established. Thankfully, he will remain Chairman Emeritus and active and visible in our offices, while also spending more time with his wife, Mary.

To maintain productive Board refreshment, which promotes diversity of thought and expertise, our Board of Directors appointed two new directors this year, Art Garcia, former executive vice president and chief financial officer of Ryder System, Inc., and Ray McDaniel, former chairman of Moody's Corporation. Art and Ray have built impressive careers serving on the front lines of their companies' domestic and international expansions. We look forward to continuing to integrate their experience and expertise with our current Board to help inform Raymond James' continued innovation and growth strategy in service to advisors and their clients.

Giving back in fiscal 2023

RAYMOND JAMES CARES MONTH
MORE THAN*

 **250**
Charitable organizations supported

 **9,600**
Volunteer hours

 **125,000**
Meals served and packed

 **3,600**
Volunteers

Across United States, Canada and the United Kingdom

*Participation totals are derived from associate and advisor self-reports.

DISASTER RELIEF
MORE THAN



$1.05M
Raised by RJF



CA$210k
Raised by RJCF*

*Raymond James Canada Foundation

Reflecting the firm's longstanding commitment to strategic succession planning, Shannon Reid, current senior vice president and Northeast division director in Raymond James Financial Services' Independent Contractor Division (ICD), will become ICD president and join the firm's Executive Committee. Shannon has an impressive background and has been a stellar leader in an important market for ICD. She succeeds current ICD president Jodi Perry, who has elected to leave her post for the newly created role of national head of advisor recruiting. Jodi has generated outstanding results in every role she has held in her nearly 30-year career at Raymond James and I'm confident she will continue to strengthen this key growth engine for the firm. This key leadership appointment continues to highlight our focus on succession planning throughout our businesses.

A significant contributor to our long-term success has been our commitment to the values that have defined Raymond James for more than 60 years – client first, integrity, independence and thinking long term. They continue to be the heart of our business – guiding our decision-making in both positive and adverse conditions.

While there are many uncertainties heading into fiscal 2024, I'm confident our strong competitive positioning in all our businesses, along with our ample capital and liquidity, has us well-positioned to drive future growth. Of course, our success is due to the outstanding advisors who are at the core of what we do. I want to thank every advisor and associate for their continued perseverance and dedication to providing excellent advice and service to their clients each and every day, especially in uncertain times when clients need trusted advice the most. It is in times like these when it is even more important that we stay true to our culture and values.

Thank you for your continued trust and confidence in Raymond James.



Paul C. Reilly
Chair and Chief Executive Officer
Raymond James Financial

December 20, 2023

CHARITABLE GIVING
MORE THAN



$390k
Raised for the American Heart Association



$7.4M
Raised for the United Way

United States only



OUR VISION

Our vision is to be a financial services firm as unique as the people we serve, transforming lives, businesses and communities through the power of personal relationships and professional advice.

OUR MISSION

Our business is people and their financial well-being.

We are committed to helping individuals, corporations and institutions achieve their unique goals, while also developing and supporting successful professionals, and helping our communities prosper.

PRIVATE CLIENT GROUP

Within our PCG segment, we provide financial planning, investment advisory and securities transaction services to clients through financial advisors who affiliate with us as traditional employees or independent contractors, or as employees of independent third-party firms to which we provide services through our RIA & Custody Services division.

CAPITAL MARKETS

Our Capital Markets segment conducts investment banking, institutional sales, securities trading and equity research throughout North America and Europe. In addition, we syndicate and manage investments in low-income housing funds and funds of a similar nature.

ASSET MANAGEMENT

Our Asset Management segment provides asset management, portfolio management and related administrative services to PCG clients through the Asset Management Services division and through Raymond James Trust, N.A. This segment also provides asset management services through our Raymond James Investment Management division for certain retail accounts managed on behalf of third-party institutions, institutional accounts and proprietary mutual funds that we manage, generally using active portfolio management strategies.

BANK

Our Bank segment, which includes Raymond James Bank and TriState Capital Bank, provides a comprehensive array of personal and corporate banking services, including securities based, corporate and residential lending products. This segment also provides various FDIC-insured deposit account offerings, including the Raymond James Bank Deposit Program; the Enhanced Savings Program in which PCG clients may deposit cash in an FDIC-insured, high-yield Raymond James Bank account; and other deposit and liquidity management products and services.

OTHER

Our Other segment includes interest income on certain corporate cash balances, our private equity investments, and certain corporate overhead costs of RJF, including the interest costs on our public debt and any losses on extinguishment of such debt, certain provisions for legal and regulatory matters and certain acquisition-related expenses.

2023 SEGMENT NET REVENUES CONTRIBUTION*

in millions and percentage of total



PRIVATE CLIENT GROUP	$8,654	**68%**
CAPITAL MARKETS	$1,214	**9%**
ASSET MANAGEMENT	$885	**7%**
BANK	$2,013	**16%**

2023 SEGMENT PRE-TAX INCOME/(LOSS) CONTRIBUTION*

in millions



PRIVATE CLIENT GROUP	$1,763
CAPITAL MARKETS	$(91)
ASSET MANAGEMENT	$351
BANK	$371

*These charts are intended to show the relative contributions of our four core business segments and do not include the Other segment or intersegment eliminations.

COMPARISON OF FIVE-YEAR CUMULATIVE
TOTAL RETURN SEPTEMBER 2023

Assumes initial investment of $100 and reinvestment of dividends.
Prepared by Zacks Investment Research.



● Raymond James Financial, Inc.   ■ S&P 500 Index   ▲ Dow Jones U.S. Investment Services Index



NET REVENUES
$Billions



**NET INCOME AVAILABLE TO
COMMON SHAREHOLDERS**
$Billions



RETURN ON COMMON EQUITY
%Percent



MARKET CAPITALIZATION
$Billions

The reward of
MANAGED RISK

Over the years, analysts have had a consistent piece of criticism for Raymond James. "You're too well-capitalized." They ask why we don't pursue a more leveraged balance sheet. Why we don't take on a little more risk to maximize short-term gains. Why we have so much cash.

To all of that we've always said: Wait.

Because inevitably, time will introduce an obstacle – a market catastrophe or a global one – that will prove the critical importance of that "excess" capital and give the naysayers pause.

"We don't know what we don't know," says CEO Paul Reilly. "But we do know something's going to come up, and we know we have to be ready for it."

A history of long-term thinking



THE BEAR
1973/1974
One of the worst markets in memory brought our young firm to an existential crossroads. Leaders looked at every reasonable angle to avoid closure and, should those fail, for ways to ensure clients were made whole. That tenacity and patience, in combination, meant that when the market finally turned, so did the firm's fortunes.

BLACK MONDAY
1987
As the market took a single-day plunge previously thought statistically impossible, many firms closed trading early to limit losses. Raymond James kept our desks open into the night to support clients, recording our last unprofitable quarter to date, but earning incalculable trust.

Annual Net Income Available to Common Shareholders (in millions)

$2,000
$1,500
$1,000
$500

'75   '80   1983:   '85   '90   '95
                     Raymond James
                     becomes a
                     public company

In March of 2023, time delivered its latest surprise.

The sudden collapse of Silicon Valley Bank set off a chain reaction that, while relatively quickly contained, compounded market volatility already heightened by inflation and rising interest rates.

Raymond James, however, sat where we often had in times like these: a position of strength.

As with subprime lending that drove the downturn in the 2008/2009 financial crisis, our conservative approach meant we had relatively little exposure to the fixed-rate assets and uninsured deposits that precipitated Silicon Valley's and Signature's failures, respectively. And a total capital ratio two times the regulatory requirement to be considered well-capitalized ensured we could nimbly adjust to accommodate the market impacts, protect clients and have the bandwidth to pursue opportunities, should any present themselves.

According to Paul, that was by design. "Over the past three years in particular, we've taken a differentiated approach to managing the funding risk on our balance sheet, which was the primary source of challenges and concerns for the industry early in the year."

Predictably, our perennial long-term focus coupled with these nearer-term strategic moves paid off. Our Enhanced Savings Program added approximately $2.7 billion in new deposits in March, a good portion of them from clients brand new to the firm. The program was an attractive one in the



GREAT RECESSION
2007-2009
"Would I recommend this to my mother?" It's the ultimate question our firm's leaders and advisors ask when assessing a financial product. Our commitment to that level of integrity is why we had so little exposure to the subprime loans responsible for the onset of the financial crisis and why we remained stable and profitable throughout.

COVID-19 PANDEMIC
2020
Virtually overnight, Raymond James pivoted to remote operations to protect associates across the country and ensure clients still had access to the people and services they needed. The success of those efforts, and our evergreen commitment to preparing for the unforeseeable, ensured the firm required no emergency funding.

BANK FAILURES
2023
The sudden collapse of Silicon Valley Bank in March 2023 set off a chain reaction that, while relatively quickly contained, compounded market volatility already heightened by inflation and rising interest rates. Raymond James' commitment to remaining exceptionally well-capitalized allowed the firm to be exactly where we wanted to be: in a position of strength.

'00   '05   '10   '15   '20   '25

"post-SVB" environment, offering $50 million in FDIC insurance per client via a network of banks, but the growth also spoke to the fact that Raymond James is widely viewed as a source of strength and stability.

"We always do our utmost to be prepared to stand on our own two feet during stressed environments," says Paul. "Raymond James didn't need to take TARP funds during the 2008/2009 financial crisis, nor access emergency funding programs during the COVID pandemic."

He credits this ongoing steadiness to the firm's commitment to its founding core values and to the disarming practicality of his predecessor, Tom James.

Now Chairman Emeritus, Tom says the firm his father founded has always erred on the side of reasonable caution. "We started out with a very conservative point of view. That was because of my second major in business school: real life."

Not long after taking the helm in 1970, Tom and the firm faced the seventh-worst bear market in history. Lasting from January 1973 to December 1974, that downturn pushed Raymond James nearly to the brink. It was a hard lesson, but one Tom and his colleagues took to heart. It led the firm to diversify operations to stabilize earnings, to embrace innovation while practicing healthy skepticism, and to prioritize preparedness.

"We get reminded by analysts that we're not aggressive enough all the time," Tom says. "But one of our mantras is controlled growth for the long term."

Paul echoes the sentiment, "Our values have been and remain the foundation of how Raymond James is managed, particularly during stressed environments. That's how we've been able to generate 143 consecutive quarters of profitability. We're always thinking about tomorrow."

A-
FITCH
STABLE OUTLOOK

A3
MOODY'S
STABLE OUTLOOK

A-
STANDARD AND POOR'S
STABLE OUTLOOK

>22%
TOTAL CAPITAL RATIO

>2X
THE REGULATORY
REQUIREMENT

~$2B
IN CORPORATE CASH*

> "Our values have been and remain the foundation of how Raymond James is managed, particularly during stressed environments. That's how we've been able to generate 143 consecutive quarters of profitability. We're always thinking about tomorrow."

PAUL C. REILLY
Chair and Chief Executive Officer

*This amount includes cash on hand at the parent, as well as parent cash loaned to Raymond James & Associates (RJ&A), which RJ&A has invested on behalf of RJF in cash and cash equivalents or otherwise deployed in its normal business activities.



Left to right: Davide Brocato, senior vice president, cash solutions; David Allen, senior vice president, technology; Amanda Stevens, executive vice president, chief operating and strategy officer, Raymond James Bank; Ja'Don Bridges, senior vice president, operations

A credit to SAVINGS

Interest rates were still at historically low levels when Raymond James started developing a high-yield savings program that offered clients an extraordinary amount of FDIC coverage.

Some might call it prescient.

We call it thinking long-term.

More than a year later, after a succession of bank failures amid rising interest rates caused depositors to become increasingly concerned about bank liquidity, Raymond James retained a position of strength.

"We recognized the tide had to change at some point. Our long-term view prepared us."

> "The ability to preserve trust during such a challenging time helped deepen advisor-client relationships and reaffirmed our client-first, values-driven approach."
>
> **PAUL SHOUKRY**
> **Chief Financial Officer**

"Helping my clients understand they don't have to maintain accounts across multiple banks to keep all of their assets FDIC-insured is something my team and I have been doing for years. In the past, we'd roll CDs into their brokerage accounts at maturity to ensure coverage. Now the Enhanced Savings Program allows us to handle all of their interest-bearing assets, linking those funds to their checking accounts so the banking experience is seamless."

KATHERINE FISHER-SCHULTZ
Senior Vice President, Investments
Lake Oswego Branch
Raymond James & Associates

This is how Chief Financial Officer Paul Shoukry describes the firm's preparedness for one of the worst banking crises since 2007/2008. By putting the needs of clients first, the firm had already made remarkable strides toward launching a savings program that offered a competitive rate and up to $50 million in FDIC insurance coverage to each depositor through a trusted technology partner and a vast network of banks.

As planned, the Enhanced Savings Program was an attractive opportunity for clients with qualifying cash, whetting the appetite for higher yields spurred by increased interest rates. And at a time of heightened market volatility, advisors were able to deepen relationships by offering a cash solution that supported their clients' immediate needs as well as their long-term goals – cash held at the firm can be redeployed to other investments when the time is right.

The program generated $13.6 billion in deposits from March through fiscal year end, with new assets representing the bulk of the deposits.

"We presented clients with a unique offering in the market that addressed three primary concerns: safety, liquidity and rate. As a result, we were also able to create a diversified source of funding for Raymond James Bank," says Davide Brocato, senior vice president, cash solutions.

The firm continued to forgo the short-term gains that might come from holding a higher concentration of clients' cash sweep balances at Raymond James Bank and instead chose to leverage the network of third-party banks that makes the increased FDIC coverage possible for clients. Because Raymond James owns a bank to support its wealth management business, not the other way around, the decision was driven by the firm's commitment to putting clients first.

"By prioritizing long-term thinking over immediate returns," Shoukry says, "we're in a position that's best for the client, our advisors and for the firm."



Left to right: Jeff Griffith, vice president, technology; Priscila Drumond Costa, director, technology program management; Stuart Feld, senior vice president, technology; Vicky Chandwani, lead data scientist; Sujeet Pillai, distinguished engineer Not Pictured: Satish Anjilvel, principal, data scientist; John Chan, director, technology; Sourabh Ghosh, data scientist

Prudently approaching
AI POSSIBILITIES

As Raymond James reinforced its commitment to technology innovation in fiscal year 2023, our progress was shaped by our prudent and people-first values, enabling the achievement of operational efficiencies while helping to extend the reach of our skilled advisors and associates.

"No matter how exciting an emerging trend, our strategy remains exceeding expectations for advisors and their clients, while taking a measured approach when evaluating new technologies," says Chief Information Officer Vin Campagnoli. "We begin with small-scale experiments, balance research with real-life implementations and set realistic goals. This deliberate methodology guides the evolution of our AI and machine learning journey."

At the center of this development is Carillon Labs, a technology team charged with exploring and testing emerging technologies like data science and machine learning to strategically address common business problems. The lab, created in 2019, works with subject matter experts to enhance the efficiency of our back-office operations, using advanced algorithms and predictive analytics to streamline processes, automate repetitive tasks and gain valuable insights into future opportunities.



The work is already providing benefits throughout the firm, enhancing productivity and accuracy.

Machine learning algorithms have significantly reduced false positives in the electronic communications review system, eliminating the manual review of millions of messages that would have required human intervention in the past.

AI has also changed the way our engineers work. As an example, our data scientists can now build complex models in hours, work that took months in the past. AI is also at work in the firm's cybersecurity and fraud prevention operations, enhancing real-time threat-detection systems and supporting due diligence anti-money laundering functions.

In developing AI tools for financial advisors, our innovative efforts are supported by the Technology Advisory Council. This group of experienced advisors – nominated from a cross-section of affiliation models – guides the firm's technology teams and ensures a seamless connection between technology, running their businesses and serving clients. In addition to presenting ideas and reviewing developments, team members also act as technology ambassadors to their colleagues.

"All of the technology teams are just so open to hearing from financial advisors about what works, what doesn't work, what could be improved and even what we don't need anymore. As a council, we're looking at technology – where it is now and where we think we can see in the future," says Frederick Keator, a member of the Technology Advisory Council and managing director and branch manager of Keator Group, LLC, a firm affiliated with Raymond James Financial Services.

Governance is at the forefront of our AI development process, with guide rails in place to assure models align with their intended purpose. No AI innovation moves from the lab into production until it has been thoroughly tested and reviewed by our model governance teams.

"There's a lot of excitement about AI, but there's also a lot of concern," says Stuart Feld, senior vice president, technology. "The firm's incremental approach is the right one. It takes time to vet new technology and AI will be no different, and then we can really unlock the transformative possibilities. By leading with our values, we can fuel progress while staying true to ourselves."

Much of Carillon Labs' work directly serving advisors and the branch environment has been in setting the stage for larger-scale AI improvements, but the team has tallied some early successes along the way.

They unveiled an AI task organizer built into the firm's Advisor Access application hub that queues applications based on the user's demonstrated routines, putting tasks in their preferred order with no input needed. The team is also working on a smart chatbot to provide answers to common questions about our policies and procedures.

Raymond James has differentiated itself with its commitment to conservative management. This institutional prudence has been a source of strength and stability for the firm, advisors and their clients. It has enabled the firm to record consistent growth and profitability even in times of uncertainty and rapid change. Our approach to technology is similarly guided by this principle.

"Within the Private Client Group, we endeavor to view technology advancements from an advisor's perspective: Is this going to help advisors deliver a better client experience, improve their business efficiency and enhance their value proposition?" says Private Client Group President Scott Curtis. "If so, we move forward confidently. This litmus test is one of the key differentiators for Raymond James and our technology platform."



"No matter how exciting an emerging trend, our strategy remains exceeding expectations for advisors and their clients, while taking a measured approach when evaluating new technologies. We begin with small-scale experiments, balance research with real-life implementations and set realistic goals. This deliberate methodology guides the evolution of our AI and machine learning journey."

VIN CAMPAGNOLI
Chief Information Officer

Board of Directors



Roderick C. McGeary
Retired, Former Chairman, Co-President
and Co-Chief Executive Officer
Tegile Systems, Inc.

Marlene Debel
Executive Vice President, Chief Risk Officer
and Head of MetLife Insurance Investments
MetLife, Inc.

Benjamin Esty
Professor of Business Administration
Harvard Graduate School of Business

Anne Gates
Retired, Former President
MGA Entertainment, Inc.

Paul C. Reilly
Chair and Chief Executive Officer
Raymond James Financial

Thomas A. James
Chairman Emeritus
Raymond James Financial



Raj Seshadri
President, Data & Services
Mastercard Incorporated

Jeffrey N. Edwards
Lead Director,
Raymond James Financial
Chief Operating Officer
New Vernon Advisers, LP

Gordon Johnson
President
Highway Safety Devices, Inc.

Raymond W. McDaniel, Jr.
Retired, Former Chairman
Moody's Corporation

Bob Dutkowsky
Retired, Former Executive Chairman
and Chief Executive Officer
Tech Data Corporation

Art Garcia
Retired, Former Chief Financial Officer
Ryder System, Inc.

Executive Committee



Chris Aisenbrey
Chief Human Resources Officer
Raymond James Financial



Bella Loykhter Allaire
Executive Vice President
Technology and Operations



James E. Bunn
President
Global Equities &
Investment Banking



Horace Carter
President
Fixed Income



Jamie Coulter
Chief Executive Officer
Raymond James Ltd.



Scott A. Curtis
President
Private Client Group



Jeffrey A. Dowdle
Chief Operating Officer
Raymond James Financial



Tash Elwyn
President and
Chief Executive Officer
Raymond James & Associates



Jodi Perry*
President
Independent Contractors Division
Raymond James Financial Services



Steven M. Raney
Chair and Chief Executive Officer
Raymond James Bank



Paul C. Reilly
Chair and Chief Executive Officer
Raymond James Financial



Jonathan N. Santelli
Executive Vice President
and General Counsel
Raymond James Financial



Paul Shoukry
Chief Financial Officer
Raymond James Financial

* Effective January 1, 2024, Jodi Perry's term as executive officer will end when she becomes the firm's national head of advisor recruiting. Shannon Reid will succeed Jodi as the President of the Independent Contractor Division of Raymond James Financial Services, Inc. and will join the firm's Executive Committee.

Operating Committee



David Allen
Senior Vice President
Technology



Doug Brigman
President
Raymond James
Insurance Group



Leslie Ann B. Curry
Chief Experience Officer
Investment Banking



Bill Geis
Private Client Banking Executive
Raymond James Bank



TJ Haynes-Morgan
Chief Audit Executive
Raymond James Financial



Bob Kendall
President
Raymond James
Investment Management



Steve LaBarbera
Chief Compliance Officer
Raymond James Financial



Katie Larson
Controller
Raymond James Financial



Stephen Liverpool
Senior Vice President,
General Counsel
Raymond James Bank



Vicki Mazur
Senior Vice President,
Head of Total Rewards
Human Resources



Patrick O'Connor
Senior Vice President,
Division Director
Raymond James & Associates



Shannon Reid*
Senior Vice President,
Division Director
Independent Contractors Division
Raymond James Financial Services



Denise Samson
Senior Vice President
Operations, Reporting &
Mutual Fund Administration



Calvin Sullivan
Chief Strategy Officer
Fixed Income



Gala Wan
Senior Vice President
Risk Management

10-YEAR FINANCIAL SUMMARY YEAR ENDED SEPTEMBER 30

in millions, except per share amounts

		2013	2014	2015	2016
RESULTS	Net Revenues	$ 4,488	$ 4,862	$ 5,204	$ 5,405
	Net Income Available to Common Shareholders	$ 367	$ 480	$ 502	$ 529
	Earnings per Common Share				
	Basic	$ 1.76	$ 2.27	$ 2.34	$ 2.48
	Diluted	$ 1.72	$ 2.21	$ 2.28	$ 2.44
	Weighted Average Common Shares				
	Outstanding – Basic	206.6	209.9	213.8	212.7
	Weighted Average Common and Common Equivalent Shares				
	Outstanding – Diluted	210.8	215.4	218.9	216.8
	Cash Dividends Declared per Common Share	$ 0.37	$ 0.43	$ 0.48	$ 0.53
FINANCIAL CONDITION	Total Assets	$ 22,965	$ 23,135	$ 26,326	$ 31,487
	Common Equity Attributable to RJF	$ 3,665	$ 4,144	$ 4,524	$ 4,917
	Common Shares Outstanding	208.2	211.2	214.2	212.3
	Book Value per Share	$ 17.61	$ 19.61	$ 21.13	$ 23.15

	2017	2018	2019	2020	2021	2022	2023	10-Year CAGR
	$ 6,371	$ 7,274	$ 7,740	$ 7,990	$ 9,760	$ 11,003	$ 11,619	10.0 %
	$ 636	$ 857	$ 1,034	$ 818	$ 1,403	$ 1,505	$ 1,733	16.8 %
	$ 2.95	$ 3.93	$ 4.88	$ 3.96	$ 6.81	$ 7.16	$ 8.16	16.6 %
	$ 2.89	$ 3.84	$ 4.78	$ 3.88	$ 6.63	$ 6.98	$ 7.97	16.6 %
	215.0	218.0	211.5	206.4	205.7	209.9	211.8	Not meaningful
	219.9	223.2	216.0	210.3	211.2	215.3	216.9	Not meaningful
	$ 0.59	$ 0.73	$ 0.91	$ 0.99	$ 1.04	$ 1.36	$ 1.68	16.3 %
	$ 34,883	$ 37,413	$ 38,830	$ 47,482	$ 61,891	$ 80,951	$ 78,360	13.1 %
	$ 5,582	$ 6,369	$ 6,581	$ 7,114	$ 8,245	$ 9,338	$ 10,135	10.7 %
	216.2	218.4	206.7	204.9	205.7	215.1	208.8	Not meaningful
	$ 25.83	$ 29.15	$ 31.84	$ 34.72	$ 40.08	$ 43.41	$ 48.54	10.7 %

Corporate and shareholder information

ANNUAL REPORT ON FORM 10-K; CERTIFICATIONS

A copy of the Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is included in this document and is also available, without charge, at sec.gov. You may also obtain a copy via mail or email using the following information:

Corporate Secretary
Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

investorrelations@raymondjames.com

Raymond James has included, as exhibits to its 2023 Annual Report on Form 10-K, certifications of its chief executive officer and chief financial officer as to the quality of the company's public disclosure. Raymond James' chief executive officer has also submitted to the New York Stock Exchange a certification that he is not aware of any violations by the company of the NYSE company listing standards.

ANNUAL MEETING

The annual meeting of shareholders will be conducted via webcast as a virtual meeting, on February 22, 2024, at 4:30 p.m.

The meeting will be broadcast live on raymondjames.com under "Investor Relations – News and Events – Shareholders Meeting."

Notice of the annual meeting, proxy statement and proxy voting instructions accompany this report to shareholders. Additional information about Raymond James' results can be found at raymondjames.com/investor-relations.

ELECTRONIC DELIVERY

If you are interested in electronic delivery of future copies of this report, please see the proxy voting instructions.

NUMBER OF SHAREHOLDERS

At December 1, 2023, there were 340 holders of record of our common stock. Shares of our common stock are held by a substantially greater number of beneficial owners who hold their shares indirectly through banks, brokers and other financial institutions.

TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 43078
Providence, RI 02940-3078
800.837.7596
computershare.com/investor

INDEPENDENT AUDITORS

KPMG LLP

NEW YORK STOCK EXCHANGE SYMBOL

RJF, RJF PrB

COVERING ANALYSTS

Christian Bolu
Autonomous Research

Mark McLaughlin, CFA®
Bank of America

Christopher Allen
Citi Research

Alexander Blostein, CFA®
Goldman Sachs & Co.

Daniel Fannon
Jefferies

Devin Ryan
JMP Securities

Michael Cho
J.P. Morgan

Kyle Voigt
Keefe, Bruyette & Woods

Michael Cyprys, CFA®, CPA
Morgan Stanley

James Mitchell
Seaport Research Partners

Brennan Hawken
UBS

Steven Chubak
Wolfe Research

CREDIT RATINGS

Our issuer, senior long-term debt, and preferred stock ratings as of the most current report are as follows:

Fitch Ratings, Inc.[1]:
Issuer and senior long-term debt: **A-**
Preferred stock: **BB+**
Outlook: **Stable**

Moody's Investors Service, Inc.:
Issuer and senior long-term debt: **A3**
Preferred stock: **Baa3 (hyb)**
Outlook: **Stable**

Standard & Poor's Rating Services[2]:
Issuer and senior long-term debt: **A-**
Preferred stock: **Not rated**
Outlook: **Stable**

[1] In March 2023, Fitch Ratings, Inc. affirmed RJF's issuer and senior long-term debt A- rating, preferred stock BB+ rating, and stable rating outlook.

[2] In February 2023, Standard & Poor's Rating Services upgraded RJF's issuer and senior long-term debt from BBB+ to A- and changed the rating outlook to stable.

ANNUAL REPORT 2023

—————

ON FORM 10-K FOR FISCAL YEAR ENDED
SEPTEMBER 30, 2023

RAYMOND JAMES

(THIS PAGE INTENTIONALLY LEFT BLANK)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2023

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number 1-9109

RAYMOND JAMES FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Florida	59-1517485
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

880 Carillon Parkway	St. Petersburg	Florida	33716
(Address of principal executive offices)			(Zip Code)

(727) 567-1000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value	RJF	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock	RJF PrB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of March 31, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant computed by reference to the price at which the common stock was last sold was $17,870,737,940.

The number of shares outstanding of the registrant's common stock as of November 17, 2023 was 208,606,759.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held February 22, 2024 are incorporated by reference into Part III.

RAYMOND JAMES FINANCIAL, INC.
TABLE OF CONTENTS

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

PART I

ITEM 1. BUSINESS

Raymond James Financial, Inc. ("RJF" or the "firm") is a leading diversified financial services company providing private client group, capital markets, asset management, banking and other services to individuals, corporations and municipalities. The firm, together with its subsidiaries, is engaged in various financial services activities, including providing investment management services to retail and institutional clients, merger & acquisition and advisory services, the underwriting, distribution, trading and brokerage of equity and debt securities, and the sale of mutual funds and other investment products. The firm also provides corporate and retail banking services, and trust services. The firm operates predominantly in the United States ("U.S.") and, to a lesser extent, in Canada, the United Kingdom ("U.K."), and other parts of Europe. As used herein, the terms "our," "we," or "us" refer to RJF and/or one or more of its subsidiaries.

Established in 1962 and public since 1983, RJF is listed on the New York Stock Exchange (the "NYSE") under the symbol "RJF." As a bank holding company ("BHC") and financial holding company ("FHC"), RJF is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System ("the Fed").

Among the keys to our historical and continued success, our emphasis on putting the client first is at the core of our corporate values. We also believe in maintaining a conservative, long-term focus in our decision making. We believe that this disciplined decision-making approach translates to a strong, stable financial services firm for clients, associates, and shareholders.

REPORTABLE SEGMENTS

We currently operate through the following five segments: Private Client Group ("PCG"); Capital Markets; Asset Management; Bank; and Other.

The following graph depicts the relative net revenue contribution of each of our business segments for the fiscal year ended September 30, 2023.


Net Revenues *
Capital Markets
9%
Asset Management
7%
Bank
16%
Private Client
Group
68%

* The preceding chart does not include intersegment eliminations or the Other segment.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Private Client Group

We provide financial planning, investment advisory and securities transaction services to clients through financial advisors. Total client assets under administration ("AUA") in our PCG segment as of September 30, 2023 were $1.20 trillion, of which $683.2 billion related to fee-based accounts ("fee-based AUA"). We had 8,712 employee and independent contractor financial advisors affiliated with us as of September 30, 2023.

Affiliation

We offer multiple affiliation options, which we refer to as AdvisorChoice. Financial advisors primarily affiliate with us directly as either employees or independent contractors, or as employees of third-party Registered Investment Advisors ("RIAs") and broker-dealers to which we provide services through our RIA and Custody Services ("RCS") division.

Employee financial advisors

Employee financial advisors work in a traditional branch supported by local management and administrative staff. They provide services predominantly to retail clients. Compensation for these financial advisors primarily includes a payout on revenues they generate and such advisors also participate in the firm's employee benefit plans.

Independent contractor financial advisors

Our financial advisors who are independent contractors are responsible for all of their direct costs and, accordingly, receive a higher payout percentage on the revenues they generate than employee financial advisors. Our independent contractor financial advisor options are designed to help our advisors build their businesses with as much or as little of our support as they determine they need. Independent contractor financial advisors may affiliate with us directly or through an affiliated bank or credit union in our Financial Institutions Division. With specific approval, and on a limited basis, they are permitted to conduct certain other approved business activities, such as offering insurance products, independent registered investment advisory services, and accounting and tax services.

RIA and Custody Services

Through our domestic RCS division, we offer third-party RIAs and broker-dealers a range of products and services including custodial services, trade execution, research and other support and services (including access to clients' account information and the services of the Asset Management segment) for which we receive fees, which may be either transactional or based on AUA. Firms affiliated with us through RCS retain the fees they charge to their clients and are responsible for all of their direct costs. Financial advisors associated with firms in RCS are not included in our financial advisor counts, although their client assets are included in our AUA. AUA associated with firms in our RCS division totaled $133.3 billion as of September 30, 2023.

Products and services

We offer a broad range of third-party and proprietary investment products and services to meet our clients' various investment and financial needs. Revenues from this segment are typically driven by AUA and are generally either asset-based or transactional in nature.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

PCG segment net revenues for the fiscal year ended September 30, 2023 are presented in the following graph.

Net Revenues — $8.65 billion


Mutual and
other fund products *
6%
Insurance and
annuity products *
5%
Equities, exchange-traded
funds (“ETFs”) and
fixed income products *
5%
Account and
service fees
26%
Net interest
4%
Investment banking
and all other
1%
Asset management and
related administrative fees
53%

* Included in “Brokerage revenues” on our Consolidated Statements of Income and Comprehensive Income.

We provide the following products and services through this segment:

- Investment services for which we charge sales commissions or asset-based fees based on established schedules.
- Portfolio management services for which we charge either a fee computed as a percentage of the assets in the client’s account or a flat periodic fee.
- Insurance and annuity products.
- Mutual funds.
- Support to third-party mutual fund and annuity companies, including sales and marketing support, distribution, and accounting and administrative services.
- Administrative services to banks to which we sweep a portion of our clients’ cash deposits as part of the Raymond James Bank Deposit Program (“RJBDP”), our multi-bank sweep program. Fees received from third-party banks for these services are variable in nature and fluctuate based on client cash balances in the program, as well as the level of short-term interest rates relative to interest paid to clients by the third-party banks on balances in the RJBDP. PCG also earns fees from our Bank segment, which are based on the greater of a base servicing fee or net yield equivalent to the average yield that the firm would otherwise receive from third-party banks in the RJBDP. These fees are eliminated in consolidation.
- Margin loans to clients that are collateralized by the securities purchased or by other securities owned by the client. Interest is charged to clients on the amount borrowed based on current interest rates.
- Securities borrowing and lending activities primarily with other broker-dealers, financial institutions and other counterparties. The net revenues of this business generally consist of the interest spreads generated on these activities.
- Diversification strategies and alternative investment products to qualified clients of our affiliated financial advisors.
- Custodial services, trade execution, research and other support and services to third-party RIAs and broker-dealers.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Capital Markets

Our Capital Markets segment conducts investment banking, institutional sales, securities trading, equity research, and the syndication and management of investments in low-income housing funds and funds of a similar nature, the majority of which qualify for tax credits (referred to as our "affordable housing investments" business).

Capital Markets segment net revenues for the fiscal year ended September 30, 2023 are presented in the following graph.



Net Revenues — $1.21 billion

Equity underwriting *
7%

Debt underwriting *
9%

Affordable housing investments business revenues
9%

Net interest and all other
2%

Merger & acquisition and advisory *
34%

Fixed income brokerage revenues
28%

Equity brokerage revenues
11%

* Included in "Investment banking" on our Consolidated Statements of Income and Comprehensive Income.

We provide the following products and services through this segment.

Investment banking

- *Merger & acquisition and advisory -* We provide a comprehensive range of strategic and financial advisory assignments, including with respect to mergers and acquisitions, divestitures and restructurings, across a number of industries throughout the U.S., Canada, and Europe.

- *Equity underwriting -* We provide public and private equity financing services, including the underwriting and placement of common and preferred stock and other equity securities, to corporate clients across a number of industries throughout the U.S., Canada, and Europe.

- *Debt underwriting -* Our services include public finance and debt underwriting activities where we serve as a placement agent or underwriter to various issuers, including private and public corporate entities, state and local government agencies (and their political subdivisions), and non-profit entities including healthcare and higher education institutions.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Brokerage

- *Fixed income -* We earn revenues from institutional clients who purchase and sell both taxable and tax-exempt fixed income products, municipal, corporate, government agency and mortgage-backed bonds, and whole loans, as well as from our market-making activities in fixed income debt securities. We carry inventories of debt securities to facilitate such transactions.

  We also enter into interest rate derivatives to facilitate client transactions or to actively manage risk exposures that arise from our client activity, including a portion of our trading inventory.

- *Equity -* We earn brokerage revenues on the sale of equity products to institutional clients. Client activity is influenced by a combination of general market activity and our ability to identify attractive investment opportunities for our institutional clients. Revenues on equity transactions are generally based on trade size and the amount of business conducted annually with each institution.

  Our global research department supports our institutional and retail sales efforts and publishes research on a wide variety of companies. This research primarily focuses on U.S. and Canadian companies across a multitude of industries. Research reports are made available to both institutional and retail clients.

Affordable housing investments business

We act as the general partner or managing member in partnerships and limited liability companies that invest in real estate entities, the majority of which qualify for tax credits under Section 42 of the Internal Revenue Code and/or provide a mechanism for banks and other institutions to meet their Community Reinvestment Act ("CRA") obligations throughout the U.S. We earn fees for the origination and sale of these investment products as well as for the oversight and management of the investments, including over the statutory tax credit compliance period when applicable.

Asset Management

Our Asset Management segment earns asset management and related administrative fees for providing asset management, portfolio management and related administrative services to retail and institutional clients. This segment oversees a portion of our fee-based AUA for our PCG clients through our Asset Management Services division ("AMS"). This segment also provides asset management services through our Raymond James Investment Management division ("Raymond James Investment Management") for certain retail accounts managed on behalf of third-party institutions, institutional accounts, and proprietary mutual funds that we manage, generally using active portfolio management strategies.

Management fees in this segment are generally calculated as a percentage of the value of our fee-billable financial assets under management ("AUM") in both AMS, which includes the portion of fee-based AUA in PCG that is invested in programs overseen by AMS, and Raymond James Investment Management, where investment decisions are made by in-house or third-party portfolio managers or investment committees. The fee rates applied are dependent upon various factors, including the distinct services provided and the level of assets within each client relationship. The fee rates applied in Raymond James Investment Management may also vary based on the account objective (i.e., equity, fixed income, or balanced). Our AUM are impacted by market fluctuations and net inflows or outflows of assets, including transfers between fee-based accounts and transaction-based accounts within our PCG segment. Fees are generally collected quarterly and are based on balances as of the beginning of the quarter (particularly in AMS) or the end of the quarter, or based on average daily balances throughout the quarter.

Our Asset Management segment also earns administrative fees on certain fee-based assets within PCG that are not overseen by our Asset Management segment, but for which the segment provides administrative support (e.g., record-keeping).

Our Asset Management segment also earns asset management and related administrative fees through services provided by Raymond James Trust, N.A. ("RJ Trust") and Raymond James Trust Company of New Hampshire ("RJTCNH").

Our AUM and our Raymond James Investment Management AUM by objective as of September 30, 2023 are presented in the following graphs.



Financial Assets Under Management - $196.4 billion
Raymond James Investment Management 35%
AMS 65%

Raymond James Investment Management Financial Assets Under Management by Objective - $68.7 billion
Equity 34%
Fixed income 55%
Balanced 11%

Bank

Our Bank segment reflects the results of our banking operations, including the results of Raymond James Bank, a Florida-chartered state member bank, and TriState Capital Bank, a Pennsylvania-chartered state member bank. We provide various types of loans, including securities-based loans ("SBL"), corporate loans (commercial and industrial ("C&I"), commercial real estate ("CRE"), and real estate investment trust ("REIT") loans), residential mortgage loans, and tax-exempt loans. Our Bank segment is active in corporate loan syndications and participations and lending directly to clients. We also provide Federal Deposit Insurance Corporation ("FDIC")-insured deposit accounts, including to clients of our broker-dealer subsidiaries, and other retail and corporate deposit and liquidity management products and services. The Bank segment generates net interest income principally through the interest income earned on loans and an investment portfolio of available-for-sale securities, which is offset by the interest expense it pays on client deposits and on its borrowings.

As of September 30, 2023, corporate and tax-exempt loans held for investment represented approximately 35% of the Bank segment's total assets, and 69% of such loans were U.S. and Canadian syndicated loans. Residential mortgage loans are originated or purchased and held for investment or sold in the secondary market. The Bank segment's investment portfolio is primarily comprised of agency mortgage-backed securities ("MBS"), agency collateralized mortgage obligations ("CMOs"), and U.S. Treasury securities ("U.S. Treasuries") and is classified as available-for-sale. Raymond James Bank's liabilities primarily consist of cash deposits, including cash swept from the investment accounts of PCG clients through the RJBDP and deposits in our newly launched Enhanced Savings Program ("ESP"), in which PCG clients may deposit cash in a FDIC-insured high-yield Raymond James bank account. Deposits at TriState Capital Bank are primarily retail and corporate money market deposits, including RJBDP sweep deposits, and interest-bearing demand deposits. Raymond James Bank's and TriState Capital Bank's liabilities also include borrowings from the Federal Home Loan Bank ("FHLB").

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

The following graph details the composition of our Bank segment's total assets as of September 30, 2023.

Bank Segment Total Assets — $60.04 billion


C&I loans
17%
CRE loans
12%
REIT loans
3%
SBL
24%
Residential
mortgage loans
14%
Tax-exempt loans 3%
Cash and other assets
12%
Available-for-sale securities
15%

Other

Our Other segment includes interest income on certain corporate cash balances, our private equity investments, which predominantly consist of investments in third-party funds, certain other corporate investing activity, and certain corporate overhead costs of RJF that are not allocated to other segments, including the interest costs on our public debt and any losses on extinguishment of such debt, certain provisions for legal and regulatory matters, and certain acquisition-related expenses.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

HUMAN CAPITAL

Our "associates" (which include our employee financial advisors and all of our other employees) and our independent contractor financial advisors (which we call our "independent advisors") are vital to our success. As a human capital-intensive business, our ability to attract, develop, and retain exceptional associates and independent advisors is critical, not only in the current competitive labor market, but also to our long-term success. It is important to us to maintain a strong commitment to a workplace environment that attracts talented candidates who reflect the skills and experiences required to meet our clients' needs and are drawn from the entire available talent pool. To compete effectively, we must offer attractive compensation and health and wellness programs and workplace flexibility, as well as provide formal and informal opportunities for associates and advisors to develop their capabilities and reach their full potential. We also endeavor to foster and maintain our unique and long-standing values-based culture.

As of September 30, 2023, we had approximately 18,000 associates (including 3,693 employee financial advisors) and 5,019 independent advisors. This reflects an increase of approximately 1,000 associates compared to the prior year, primarily due to continued growth, as well as lower attrition, across the firm. Our associates are spread across four countries in North America and Europe. However, the vast majority of our associates are located in the U.S. Of our global associates, 44% self-identify as women, and among our U.S.-based associates, 21% self-identify as people of color.

Culture

We strive to attract individuals who are people-focused and share our values. Our values are memorialized in a document we refer to as our culture "blueprint" that is communicated to all associates. Our culture is people-focused and rooted in the values established at the firm's foundation. Our pledge to clients, to our advisors, and to all our associates is that:

- we put clients first,
- we act with integrity,
- we think long term, and
- we value independence.

One way in which we measure the health of our culture is through firmwide and targeted surveys in which we routinely ask our associates about their experiences at the firm. Feedback provided through these surveys is also used to create and continually enhance programs that support our associates' needs.

Recruitment, talent development, and retention

We seek to build a workforce that provides outstanding client service and helps clients achieve their financial goals. We are also committed to maintaining a workforce that is reflective of our client base and the communities in which we work, as well as a work environment that is a natural extension of our culture. We have a comprehensive approach to identifying and selecting new associates and enhancing the skills of our existing associates. We also offer internships to selected college students, professionals returning to the workforce, and veterans, which may lead to permanent roles, and we offer pipeline programs which accelerate the progression from entry level positions for recent graduates across many areas of the firm. Through our diversity, equity, and inclusion strategy, we seek to attract a diverse, qualified group of candidates for each role we seek to fill. To that end, we have built strong relationships with a variety of industry associations that represent diverse professionals, as well as with diversity groups at the colleges and universities where we recruit.

We are also committed to supporting associates in reaching their professional goals. We conduct a formal annual goal setting and performance review process for each employee, which includes touch points throughout the year. We also offer associates the opportunity to participate in a variety of professional development programs. Our extensive program catalog includes courses designed to expand our associates' industry, product, technical, professional, business development, and regulatory knowledge. The firm also provides leadership development programs that prepare our leaders for challenges they will face in new roles or with expanded responsibilities. In addition, we provide various structured mentoring programs which are available to associates throughout the firm in addition to certain mentoring programs that are provided in connection with our firmwide inclusion networks. Those networks, which are open to all associates across the firm, are designed to promote and advance inclusion, understanding, and belonging for members and allies. To provide associates equal opportunity to compete for new positions, we require that all roles, with the exception of certain revenue-generating positions and certain senior-level roles, be posted on our internal online career platform. We conduct ongoing and robust succession planning for roles that are within two levels of our Executive Committee, and we strive to ensure we have a robust and inclusive pool of candidates for such roles. We discuss the results with executive leadership and the Board of Directors several times per year.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

An important driver of our success is the continuous recruitment and retention of financial advisors. Our ability to attract high quality advisors is based on our values-based culture, our commitment to service, and the unique ways in which we provide services to our financial advisors. Individuals who want to become financial advisors can gain relevant branch experience through our Wealth Management Associate Program or move to our Advisor Mastery Program and begin building their client base. We have a department dedicated to providing practice education and management resources to our financial advisors. We also offer these advisors the opportunity to participate in conferences and workshops, and we offer resources and coaching at all levels to help them grow their businesses. These include separate national conferences for our employee and independent contractor financial advisor channels, each of which is attended by thousands of advisors each year.

We also monitor and evaluate various turnover and attrition metrics. Retaining associates, including financial advisors, and their clients, is a key component of our "Service 1st" philosophy and critical to the success of our business. Our overarching commitment to the attraction, development, and retention of our associates results in a relatively low voluntary turnover rate. Importantly, for the year ended September 30, 2023, our domestic financial advisor regrettable attrition rate was approximately 1% and our voluntary attrition across all our domestic associates was relatively low and significantly improved over the prior year level.

Compensation and benefits

We have designed a compensation structure, including an array of benefit plans and programs, that is intended to be attractive to current and prospective associates, while also reinforcing our core values and mitigating excessive risk taking. Our competitive pay packages include base salary, incentive bonus, and equity compensation programs. Additionally, the firm makes annual contributions to support the retirement goals of each associate through our employee stock ownership plan and our profit sharing plan, in addition to a matching contribution program for the 401(k) retirement savings plan. We also offer associates the opportunity to participate in an employee stock purchase plan that enables them to acquire our common stock at a discount, further increasing their ability to participate in the growth and success of the firm. As an additional retention tool, we may grant equity awards in connection with initial employment or under various retention programs for individuals who are responsible for contributing to our management, growth, and/or profitability. For certain employees who meet compensation, production, or other criteria, we also offer various non-qualified deferred compensation plans that provide a return to the participant, as well as a retention tool to the firm.

We strive to ensure that our programs are designed to promote equitable rewards for all associates. We have enhanced our compensation practices with the goal of achieving pay equity at all levels of the organization for female and ethnically diverse associates. Every year, we conduct pay equity studies in the U.S., U.K., and Canada and make adjustments in situations if there is a pay equity gap.

The physical, emotional, and financial well-being of our associates is a high priority of the firm. To that end, programs including healthcare insurance, health and flexible savings accounts, paid time off, family leave, flexible work arrangements, tuition assistance, counseling services, as well as on-site services at our corporate offices in St. Petersburg, Florida and Memphis, Tennessee, which include health clinics and a fitness center.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

OPERATIONS AND INFORMATION PROCESSING

We have operations personnel at various locations who are responsible for processing securities transactions, custody of client securities, support of client accounts, the receipt, identification and delivery of funds and securities, and compliance with regulatory and legal requirements for most of our securities brokerage operations.

The information technology department develops and supports the integrated solutions that provide a customized platform for our businesses. These include a platform for financial advisors designed to allow them to spend more time with their clients and enhance and grow their businesses; systems that support institutional and retail sales and trading activity from initiation to settlement and custody; and thorough security protocols to protect firm and client information. In the area of information security, we have developed and implemented a framework of principles, policies and technology to protect our own information and that of our clients. We apply numerous safeguards to maintain the confidentiality, integrity and availability of both client and firm information.

Our business continuity program has been developed to provide reasonable assurance that we will continue to operate in the event of disruptions at our critical facilities or other business disruptions. We have developed operational plans for such disruptions, and we have devoted significant resources to maintaining those plans. Our business continuity plan continues to be enhanced and tested to allow for continuous operations in the event of weather-related or other interruptions at our corporate headquarters in Florida, one of our corporate offices or data center sites (located in Florida, Colorado, Tennessee or Michigan), and our branch and office locations throughout the U.S., Canada and Europe.

COMPETITION

The financial services industry is intensely competitive. We compete with many other financial services firms, including a number of larger securities firms, most of which are affiliated with major financial services companies, insurance companies, banking institutions and other organizations. We also compete with companies that offer web-based financial services and discount brokerage services to individual clients, usually with lower levels of service and, more recently, financial technology companies ("fintechs"). We compete principally on the basis of the quality of our associates, services, product selection, performance records, location and reputation in local markets.

Our ability to compete effectively is substantially dependent on our continuing ability to develop or attract, retain and motivate qualified financial advisors, investment bankers, trading professionals, portfolio managers and other revenue-producing or specialized personnel. Furthermore, the labor market continues to experience elevated levels of turnover in the aftermath of the pandemic and an extremely competitive labor market, including increased competition for talent across all areas of our business, as well as increased competition with non-traditional competitors, such as technology companies. Employers are increasingly offering guaranteed contracts, upfront payments, increased compensation and increased opportunities to work with greater flexibility, including remote work, on a permanent basis.

REGULATION

We continue to experience an unprecedented and dramatic increase in the pace of rulemaking affecting financial and public company regulation and supervision, as well as a high degree of scrutiny from various regulators. Recent events impacting the financial services industry, including the failure of certain banks during our fiscal year 2023, have resulted in and may continue to result in changes to regulations applicable to bank holding companies. Regulatory, supervisory, and investigatory activity has increased, and we expect it to continue to increase. Penalties and fines imposed by regulatory and other governmental authorities have also been substantial and growing in recent years. These changes in, as well as any further expansion of, business regulations could result in increased compliance costs. Further, any regulatory actions brought against us may result in judgments, settlements, fines, penalties, or other results, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows in the future; however, we cannot predict the exact changes or quantify their potential impacts (see "Item 1A - Risk Factors" of this Form 10-K for further discussion of the potential future impact on our operations).

The following summarizes the principal elements of the regulatory and supervisory framework applicable to us as a participant in the financial services industry. The framework includes extensive regulation under U.S. federal and state laws, as well as the applicable laws of the jurisdictions outside the U.S. in which we do business. While this framework is intended to protect our clients, the integrity of the financial markets, our depositors, and the Federal Deposit Insurance Fund, it is not intended to

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

protect our creditors or shareholders. These rules and regulations limit our ability to engage in certain activities, as well as our ability to fund RJF from our regulated subsidiaries, which include Raymond James Bank and TriState Capital Bank (collectively, "our bank subsidiaries"), our broker-dealer subsidiaries, and our trust subsidiaries. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions that are referenced. A change in applicable statutes or regulations or in regulatory or supervisory policy may have a material effect on our business.

Banking supervision and regulation

RJF is a BHC under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), that has made an election to be a FHC and is subject to regulation, oversight and consolidated supervision, including periodic examination, by the Fed. Under the system of "functional regulation" established under the BHC Act, the primary regulators of our U.S. non-bank subsidiaries directly regulate the activities of those subsidiaries, with the Fed exercising a supervisory role. Such "functionally regulated" subsidiaries include our broker-dealers registered with the Securities and Exchange Commission ("SEC"), such as Raymond James & Associates, Inc. ("RJ&A") and Raymond James Financial Services, Inc. ("RJFS"), and investment advisers registered with the SEC with respect to their investment advisory activities, among other subsidiaries.

We have two FDIC-insured depository institutions, Raymond James Bank and TriState Capital Bank. Raymond James Bank is a Florida-chartered state member bank that is primarily supervised by both the Fed and the Florida Office of Financial Regulation ("OFR"). TriState Capital Bank is a Pennsylvania-chartered state member bank that is primarily supervised by both the Fed and the Pennsylvania Department of Banking and Securities ("PDBS"). Both Raymond James Bank and TriState Capital Bank are also subject to supervision by the Consumer Financial Protection Bureau ("CFPB") and the FDIC.

We also have non-depository trust company subsidiaries including: RJ Trust, which is regulated, supervised, and examined by the Office of the Comptroller of the Currency ("OCC"), and RJTCNH, which is regulated, supervised, and examined by the New Hampshire Banking Department ("NHBD"). RJTCNH provides individual retirement account ("IRA") custodial services and trust services for our PCG clients.

Collectively, the rules and regulations of the Fed, the FDIC, the OFR, the PDBS, the CFPB, the OCC and the NHBD result in extensive regulation and supervision covering all aspects of our banking and trust businesses, including, for example, lending practices, the receipt of deposits, capital structure, transactions with affiliates, conduct and qualifications of personnel and, as discussed further in the following sections, capital requirements. This regulatory, supervisory and oversight framework is subject to significant changes that can affect the operating costs and permissible businesses of RJF and our subsidiaries. As a part of their supervisory functions, these regulatory bodies conduct extensive examinations of our operations and also have the power to bring enforcement actions for violations of law and, in the case of certain of these regulatory bodies, for unsafe or unsound practices.

Basel III and U.S. capital rules

RJF, Raymond James Bank, and TriState Capital Bank are subject to the Fed's capital rules. These rules establish an integrated regulatory capital framework and implement, in the U.S., the Basel III capital framework developed by the Basel Committee on Banking Supervision and certain Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") and other capital provisions and, for insured depository institutions, set the prompt corrective action framework discussed below to reflect the regulatory capital requirements (the "U.S. Basel III Rules"). The U.S. Basel III Rules: (i) establish minimum requirements for both the quantity and quality of regulatory capital; (ii) set forth a capital conservation buffer; and (iii) define the calculation of risk-weighted assets. These capital requirements could restrict our ability to grow, including during favorable market conditions, and to return capital to shareholders, or require us to raise additional capital. As a result, our business, results of operations, financial condition and future prospects could be adversely affected. See "Item 1A - Risk Factors," "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and capital resources," and Note 24 of the Notes to Consolidated Financial Statements of this Form 10-K for further information.

Failure to meet minimum capital requirements can trigger discretionary, and in certain cases, mandatory actions by regulators that could have a direct material effect on the financial results of RJF, Raymond James Bank, and TriState Capital Bank. In addition, failure to maintain the capital conservation buffer would result in constraints on distributions, including limitations on dividend payments and stock repurchases, and certain discretionary bonus payments based on the amount of the shortfall and eligible retained income. Under the capital adequacy rules, RJF, Raymond James Bank, and TriState Capital Bank must meet specific capital ratio requirements that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under the rules. The capital amounts and classification for RJF, Raymond James Bank, and TriState Capital Bank are also subject to the qualitative judgments of U.S. regulators based on components of capital, risk-weightings of assets, off-balance sheet transactions and other factors.

Under applicable capital rules, RJF would need to obtain prior approval from the Fed if its repurchases or redemptions of equity securities over a twelve-month period would reduce its net worth by ten percent or more and an exemption were not available. Guidance from the Fed also provides that RJF would need to inform the Fed in advance of repurchasing common stock in certain prescribed situations, such as if it were experiencing, or at risk of experiencing, financial weaknesses or considering expansion, either through acquisitions or other new activities, or if the repurchases would result in a net reduction in common equity over a quarter. Further, Fed guidance indicates that, pursuant to the Fed's general supervisory and enforcement authority, Fed supervisory staff should prevent a BHC from repurchasing its common stock if such action would be inconsistent with the BHC's prospective capital needs and safe and sound operation.

Source of strength

The Fed requires that BHCs, such as RJF, serve as a source of financial strength for any of its subsidiary depository institutions. The term "source of financial strength" is defined as the ability of a company to provide financial assistance to its insured depository institution subsidiaries in the event of financial distress at such subsidiaries. Under this requirement, RJF could be required to provide financial assistance to Raymond James Bank and TriState Capital Bank in the future should either bank experience financial distress.

Transactions between affiliates

Transactions between (i) Raymond James Bank, TriState Capital Bank, RJ Trust, or their subsidiaries on the one hand and (ii) RJF or its other subsidiaries or affiliates on the other hand are subject to compliance with Sections 23A and 23B of the Federal Reserve Act and Regulation W issued by the Fed, which generally limit the types and amounts of such transactions that may take place and generally require those transactions to be on market terms. These laws generally do not apply to transactions between Raymond James Bank, TriState Capital Bank, RJ Trust, and any subsidiaries they may have.

The Volcker Rule, a provision of the Dodd-Frank Act, generally prohibits certain transactions and imposes a market terms requirement on certain other transactions between (i) RJF or its affiliates on the one hand and (ii) covered funds for which RJF or its affiliates serve as the investment manager, investment adviser, commodity trading advisor or sponsor, or other covered funds organized and offered by RJF or its affiliates on the other hand. See "The Volcker Rule" in the following section.

Deposit insurance

Raymond James Bank and TriState Capital Bank are subject to the Federal Deposit Insurance Act because they provide deposits covered by FDIC insurance, generally up to $250,000 per account ownership type. For banks with greater than $10 billion in assets, which includes Raymond James Bank and TriState Capital Bank, the FDIC's current assessment rate calculation relies on a scorecard method based on a number of factors, including the bank's regulatory ratings, asset quality, and amount of brokered deposits. This scorecard method is designed to measure a bank's financial performance and ability to withstand stress, in addition to measuring the FDIC's exposure should Raymond James Bank or TriState Capital Bank fail. From time to time, in response to specific events, the FDIC may also enact a special assessment to recover any losses to the FDIC's deposit insurance fund as a result of protecting uninsured depositors, such as the special assessment enacted as a result of the recent bank failures which was finalized in November 2023. We expect the impact of the special assessment, which is based on a depository institution's estimated uninsured deposits, including affiliate deposits, as of December 31, 2022, to be approximately $9 million, the majority of which relates to TriState Capital Bank's uninsured bank deposits.

Prompt corrective action

The U.S. Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the U.S. federal bank regulatory agencies to take "prompt corrective action" with respect to depository institutions that do not meet specified capital requirements. FDICIA establishes five capital categories for FDIC-insured banks, such as Raymond James Bank and TriState Capital Bank: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than the category indicated by its capital ratios if the institution is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, as the capital category of an institution declines. Failure to meet the capital requirements could also require a depository institution to raise capital. Ultimately, critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

Although the prompt corrective action regulations do not apply to BHCs, such as RJF, the Fed is authorized to take appropriate action at the BHC level, based upon the undercapitalized status of the BHC's depository institution subsidiaries. In certain instances related to an undercapitalized depository institution subsidiary, the BHC would be required to guarantee the performance of the undercapitalized subsidiary's capital restoration plan and might be liable for civil money damages for failure to fulfill its commitments on that guarantee. Furthermore, in the event of the bankruptcy of the BHC, this guarantee would take priority over the BHC's general unsecured creditors. As of September 30, 2023, Raymond James Bank and TriState Capital Bank were categorized as well-capitalized.

The Volcker Rule

RJF is subject to the Volcker Rule, which generally prohibits BHCs and their subsidiaries and affiliates from engaging in proprietary trading, but permits underwriting, market making, and risk-mitigating hedging activities. The Volcker Rule also prohibits BHCs and their subsidiaries and affiliates from acquiring or retaining ownership interests in, sponsoring, or having certain relationships with "covered funds" (as defined in the rule), including hedge funds and private equity funds, subject to certain exceptions.

Compensation practices

Our compensation practices are subject to oversight by the Fed. Compensation regulation in the financial services industry continues to evolve, and we expect these regulations to change over a number of years. The U.S. federal bank regulatory agencies have provided guidance designed to ensure incentive compensation policies do not encourage imprudent risk-taking and are consistent with safety and soundness. As required by SEC rules, we disclose in our proxy statements for each annual meeting of shareholders the relationship of our compensation policies and practices to risk management initiatives, to the extent that the risks arising from such policies and practices are reasonably likely to have a material adverse effect on the firm.

Community Reinvestment Act regulations

Raymond James Bank and TriState Capital Bank are subject to the CRA, which is intended to encourage banks to help meet the credit needs of their communities, with a focus on low- and moderate-income communities, consistent with safe and sound bank operations. Under the CRA, federal banking regulators are required to periodically examine and assign to each bank a public CRA rating. If any insured depository institution subsidiary of a FHC fails to maintain at least a "satisfactory" rating under the CRA, the FHC would be subject to restrictions on certain new activities and acquisitions.

On October 24, 2023, federal banking regulators issued a joint final rule that makes extensive amendments to the regulations that implement the CRA. These amendments include the delineation of assessment areas, the overall evaluation framework and performance standards and metrics, the definition of community development activities and data collection and reporting, and requires significant new lending by banks to low- and moderate-income communities. We are evaluating the impact of the new rule which generally becomes effective on January 1, 2026, with its additional data collection and reporting requirements effective January 1, 2027. These amendments may potentially lead to increased costs related to compliance.

Other restrictions

FHCs, such as RJF, generally can engage in a broader range of financial and related activities than are otherwise permissible for BHCs as long as they continue to meet the eligibility requirements for FHCs. Among other things, the broader range of permissible activities for FHCs includes underwriting, dealing and making markets in securities and making investments in non-FHCs, or merchant banking activities. We are required to obtain Fed approval before engaging in certain banking and other financial activities both within and outside the U.S.

The Fed, however, has the authority to limit an FHC's ability to conduct activities that would otherwise be permissible, and will likely do so if the FHC does not satisfactorily meet certain requirements of the Fed. For example, if an FHC or any of its U.S. depository institution subsidiaries ceases to maintain its status as "well-capitalized" or "well-managed," the Fed may impose corrective capital and/or managerial requirements, as well as additional limitations or conditions. If the deficiencies persist, the FHC may be required to divest its U.S. depository institution subsidiaries or to cease engaging in activities other than the business of banking and certain closely related activities.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Broker-dealer and securities regulation

The SEC is the federal agency charged with administration of the federal securities laws in the U.S. Our U.S. broker-dealer subsidiaries are subject to SEC regulations relating to their business operations, including sales and trading practices, securities offerings and other investment banking activity, publication of research reports, use and safekeeping of client funds and securities, capital structure, record-keeping, privacy requirements, and the conduct of directors, officers and employees. Financial services firms are also subject to regulation by state securities commissions in those states in which they conduct business. Our most significant U.S. broker-dealers, RJ&A, RJFS, and SumRidge Partners, LLC ("SumRidge Partners"), are currently registered as broker-dealers in all 50 states.

Financial services firms are also subject to regulation by various foreign governments, securities exchanges, central banks and regulatory bodies, particularly in those countries where they have established offices. Outside of the U.S., we have additional offices primarily in Canada, the U.K., and Germany and are subject to regulations in those areas. Much of the regulation of broker-dealers in the U.S. and Canada, however, has been delegated to self-regulatory organizations ("SROs"), such as the Financial Industry Regulatory Authority ("FINRA") in the U.S., the Canadian Investment Regulatory Organization ("CIRO") in Canada, and securities exchanges. These SROs adopt and amend rules for regulating the industry, subject to the approval of government agencies. These SROs also conduct periodic examinations of member broker-dealers. The single primary regulator with respect to our conduct of financial services in the U.K. is the Financial Conduct Authority ("FCA"), which operates on a statutory basis.

The SEC, SROs and other securities regulators may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its officers, employees or other associated persons. Such administrative proceedings, whether or not resulting in adverse findings, can require substantial expenditures and may adversely impact the reputation of a broker-dealer.

Our U.S. broker-dealer subsidiaries are subject to the Securities Investor Protection Act ("SIPA") and are required by federal law to be members of the Securities Investors Protection Corporation ("SIPC"). The SIPC was established under SIPA, and oversees the liquidation of broker-dealers during liquidation or financial distress. The SIPC fund provides protection for cash and securities held in client accounts up to $500,000 per client, with a limitation of $250,000 on claims for cash balances.

U.S. broker-dealer capital

Our U.S. broker-dealer subsidiaries are subject to certain of the SEC's financial stability rules, including the: (i) net capital rule; (ii) customer protection rule; (iii) record-keeping rules; and (iv) notification rules. Broker-dealers are required to maintain the minimum net capital deemed necessary to meet their continuing commitments to customers and others, and are required to keep their assets in relatively liquid form. These rules also limit the ability of broker-dealers to transfer capital to parent companies and other affiliates. See Note 24 of the Notes to Consolidated Financial Statements of this Form 10-K for further information pertaining to our broker-dealer regulatory minimum net capital requirements.

Standard of care

Pursuant to the Dodd-Frank Act, the SEC was charged with considering whether broker-dealers should be subject to a standard of care similar to the fiduciary standard applicable to RIAs. In June 2019, the SEC adopted a package of rule-makings and interpretations related to the provision of advice by broker-dealers and investment advisers, including Regulation Best Interest and Form CRS. Among other things, Regulation Best Interest requires a broker-dealer to act in the best interest of a retail client when making a recommendation to that client of any securities transaction or investment strategy involving securities. Form CRS requires that broker-dealers and investment advisers provide retail investors with a brief summary document containing simple, easy-to-understand information about the nature of the relationship between the parties. Our implementation of these regulations resulted in the review and modification of certain of our policies and procedures and associated supervisory and compliance controls, as well as the implementation of additional client disclosures, which included us providing related education and training to financial advisors. Various states have also proposed, or adopted, laws and regulations seeking to impose new standards of conduct on broker dealers that may differ from the SEC's regulations, which may lead to additional implementation costs.

In 2022, the Department of Labor ("DOL") promulgated a new exemption that enables investment advice fiduciaries to receive transaction-based compensation and engage in certain otherwise prohibited transactions, subject to compliance with the exemption's requirements. In 2023, the DOL indicated that it plans to amend the definition of "fiduciary" in connection with investment advice regarding employee benefit plans and IRAs. Imposing a new fiduciary standard could result in increased costs and other impacts to our business.

Similarly, non-U.S. jurisdictions have also adopted new regulations relating to standards of care. For example, on July 31, 2023, the FCA's Consumer Duty took effect in the U.K. Among other things, the U.K. Consumer Duty rule requires firms to act to deliver "good outcomes" for retail customers with respect to products and services, price and value, consumer understanding, and consumer support.

Other non-U.S. regulation

Raymond James Ltd. ("RJ Ltd."), a wholly-owned subsidiary, is currently registered as an investment dealer in all provinces and territories in Canada. The financial services industry in Canada is subject to comprehensive regulation under both federal and provincial laws. Securities commissions have been established in all provinces and territorial jurisdictions, which are charged with the administration of securities laws. Investment dealers in Canada are subject to regulation by CIRO, an SRO under the oversight of the securities commissions that make up the Canadian Securities Administrators. CIRO is responsible for the enforcement of, and conformity with, securities legislation for their members and has been granted the powers to prescribe their own rules of conduct and financial requirements of members, including RJ Ltd. CIRO also requires that RJ Ltd. be a member of the Canadian Investors Protection Fund, whose primary role is investor protection. This fund provides protection for securities and cash held in client accounts up to 1 million Canadian dollars ("CAD") per client, with additional coverage of CAD 1 million for certain types of accounts.

Certain of our subsidiaries are registered in, and operate from, the U.K. which has a highly developed and comprehensive regulatory regime. These subsidiaries are authorized and regulated by the FCA and have limited permissions to carry out business in certain European Union ("E.U.") countries, to the extent permitted under domestic law and regulation in those countries. The FCA operates on a statutory basis and creates rules which are largely principles-based. These regulated U.K. subsidiaries and their senior managers are registered with the FCA, and wealth managers and certain other staff are subject to certification requirements. Certain of these subsidiaries operate in the retail sector, providing investment and financial planning services to high-net-worth individuals, while others provide brokerage and investment banking services to institutional clients. Retail clients of our U.K. subsidiaries benefit from the Financial Ombudsman Service, which settles complaints between consumers and businesses that provide financial services, as well as the Financial Services Compensation Scheme, which is the U.K.'s statutory deposit insurance and investors compensation scheme for customers of authorized financial services firms.

In Germany, our subsidiary Raymond James Corporate Finance GmbH is licensed by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or "BaFin") to conduct the regulated activities of investment advice and investment brokerage. Among other requirements, BaFin requires Raymond James Corporate Finance GmbH, as a regulated entity, to comply with certain capital, liquidity, governance, and business conduct requirements, and has a range of supervisory and disciplinary powers which it is able to use in overseeing the activities of this subsidiary.

Investment management regulation

Our investment advisory operations, including the mutual funds that we sponsor, are also subject to extensive regulation in the U.S. The majority of our asset managers are registered as investment advisers with the SEC under the Investment Advisers Act of 1940 as amended and are also required to make notice filings in certain states. Virtually all aspects of our asset management business are subject to various federal and state laws and regulations. These laws and regulations are primarily intended for the benefit of our clients.

Anti-money laundering, economic sanctions, and anti-bribery and corruption regulation

The U.S. Bank Secrecy Act ("BSA"), as amended by the USA PATRIOT Act of 2001 ("PATRIOT Act"), the Customer Due Diligence Rule, and the Anti-Money Laundering Act of 2020 ("AMLA"), contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to all financial institutions, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the BSA, the PATRIOT Act, and AMLA seek to promote the identification of parties that may be involved in terrorism, money laundering or other suspicious activities. Anti-money laundering laws outside the U.S. contain some similar provisions.

The U.S. Treasury's Office of Foreign Assets Control administers economic and trade sanctions programs and enforces sanctions regulations with which all U.S. persons must comply. The E.U. as well as various countries have also adopted economic sanctions programs targeted at countries, entities and individuals that are involved in terrorism, hostilities, embezzlement or human rights violations.

In addition, various countries have adopted laws and regulations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, related to corrupt and illegal payments to, and hiring practices with regard to, government officials and others. The scope of the types of payments or other benefits covered by these laws is very broad and is subject to significant uncertainties that may be clarified only in the context of further regulatory guidance or enforcement proceedings.

RJF and its affiliates have implemented and maintain internal policies, procedures, and controls to meet the compliance obligations imposed by such U.S. and non-U.S. laws and regulations concerning anti-money laundering, economic sanctions, and anti-bribery and corruption. Failure to continue to meet the requirements of these regulations could result in supervisory action, including fines.

Privacy and data protection

U.S. federal law establishes minimum federal standards for financial privacy by, among other provisions, requiring financial institutions to adopt and disclose privacy policies with respect to consumer information and setting forth certain limitations on disclosure to third parties of consumer information. U.S. state laws and regulations adopted under U.S. federal law impose obligations on RJF and its subsidiaries for protecting the confidentiality, integrity and availability of client information, and require notice of data breaches to certain U.S. regulators and to clients. The Fair Credit Reporting Act of 1970, as amended, mandates the development and implementation of a written identity theft prevention program that is designed to detect, prevent, and mitigate identity theft.

The California Privacy Rights Act ("CPRA") amended the California Consumer Privacy Act of 2020 and became enforceable earlier in 2023. CPRA regulations updated existing privacy protections for the personal information of California residents, including by requiring companies to provide certain additional disclosures to California consumers, and provide for a number of specific additional data subject rights for California residents.

Similarly, the General Data Protection Regulation ("GDPR") imposes requirements for companies that collect or store personal data of E.U. residents, as well as residents of the U.K. GDPR's legal requirements extend to all foreign companies that solicit and process personal data of E.U. and U.K. residents, imposing a strict data protection compliance regime that includes consumer rights actions that must be responded to by organizations. Canadian data privacy laws contain many provisions similar to U.S. financial privacy laws and are currently undergoing legislative reform at a federal and provincial level. In September 2021, Quebec enacted Bill C-64, a comprehensive privacy law with extraterritorial application modeled after GDPR and which imposes fines for non-compliance. The law includes staggered implementation dates (running from September 2022 through September 2024) for various provisions. As of September 30, 2023, the firm has implemented key components of Bill C-64 through its privacy program framework. We have implemented policies, processes, and training with regard to communicating to our clients and business partners required information relating to financial privacy and data security. We continue to monitor regulatory developments on both a domestic and international level to assess requirements and potential impacts on our global business operations.

The multitude of data privacy laws and regulations adds complexity and cost to managing compliance and data management capabilities and can result in potential litigation, regulatory fines and reputational harm. Data privacy requirements affect business processes and compel companies to track personal information use and provide greater transparency on data practices to consumers. In addition, technology advances in the areas of artificial intelligence, mobile applications, and remote connectivity solutions have increased the collection and processing of personal information as well as the risks associated with unauthorized disclosure and access to personal information.

Alternative reference rate transition

The FCA, which regulated the widely-referenced benchmark London Interbank Offered Rate ("LIBOR"), ceased publication of the most commonly used U.S. dollar ("USD") LIBOR tenors ("USD LIBOR") on June 30, 2023. On September 30, 2022, the Adjustable Interest (LIBOR) Rate Act ("LIBOR Act") was enacted into U.S. federal law to provide a statutory framework to replace LIBOR with a benchmark rate based on the secured overnight financing rate ("SOFR") in contracts that do not have fallback provisions or that have fallback provisions resulting in a replacement rate based on LIBOR. As of September 30, 2023, we no longer offer new contracts referencing LIBOR and legacy contracts indexed to USD LIBOR have transitioned to SOFR-based or other alternative reference rates in accordance with existing fallback provisions or the LIBOR Act.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Executive officers of the registrant (which includes officers of certain significant subsidiaries) are as follows:

Christopher S. Aisenbrey	54	Chief Human Resources Officer since October 2019; Senior Vice President, Organization and Talent Development - Raymond James & Associates, Inc., January 2019 - October 2019; Vice President, Organization and Talent Development - Raymond James & Associates, Inc., November 2014 - December 2018
James E. Bunn	50	President - Global Equities and Investment Banking - Raymond James & Associates, Inc. since December 2018 and Head of Investment Banking - Raymond James & Associates, Inc. since January 2014; Co-President - Global Equities and Investment Banking - Raymond James & Associates, Inc., October 2017 - December 2018
Horace L. Carter	52	President - Fixed Income - Raymond James & Associates, Inc. since January 2022; President - SumRidge Partners, LLC since July 2022; Executive Vice President, Head of Fixed Income Capital Markets - Raymond James & Associates, Inc., October 2019 - December 2021; Managing Director, Co-Head of Fixed Income Capital Markets - Raymond James & Associates, Inc., January 2019 - September 2019; Managing Director, Head of Fixed Income Trading - Raymond James & Associates, Inc., April 2012 - December 2018
George Catanese	64	Chief Risk Officer since February 2006
James R. E. Coulter	54	Chief Executive Officer - Raymond James Ltd. since January 2022; Executive Vice President, Head of Wealth Management - Private Client Group - Raymond James Ltd., December 2019 - December 2021; Senior Vice President, Branch Manager - Private Client Group - Raymond James Ltd., October 2014 - December 2019
Scott A. Curtis	61	President - Private Client Group since June 2018; President - Raymond James Financial Services, Inc. since January 2012
Jeffrey A. Dowdle	59	Chief Operating Officer since October 2019 and President - Asset Management Group since May 2016; Chief Administrative Officer, August 2018 - October 2019
Tashtego S. Elwyn	52	Chief Executive Officer and President - Raymond James & Associates, Inc. since June 2018
Thomas A. James	81	Chair Emeritus since February 2017
Bella Loykhter Allaire	70	Executive Vice President - Technology and Operations - Raymond James & Associates, Inc. since June 2011
Jodi L. Perry [1]	52	President - Independent Contractor Division - Raymond James Financial Services, Inc. since June 2018
Steven M. Raney	58	Chair - Raymond James Bank since November 2020; President and CEO - Raymond James Bank since January 2006; Director - TriState Capital Bank since June 2022
Shannon B. Reid [1]	52	Senior Vice President, Northeast Division Director, Independent Contractor Division – Raymond James Financial Services, Inc. since December 2018; Senior Vice President, Eastern Division – Raymond James & Associates, Inc., February 2018 – November 2018
Paul C. Reilly	69	Chair since February 2017 and Chief Executive Officer since May 2010; Director since January 2006
Jonathan N. Santelli	52	Executive Vice President, General Counsel and Secretary since May 2016
Paul M. Shoukry	40	Chief Financial Officer since January 2020; Head of the Bank segment, including Raymond James Bank and TriState Capital Bank, since August 2023; Director - TriState Capital Bank since June 2022; Treasurer, February 2018 - December 2022; Senior Vice President - Finance and Investor Relations, January 2017 - December 2019

(1) Effective January 1, 2024, Ms. Perry's term as executive officer will end when she becomes the firm's national head of advisor recruiting. Ms. Reid will succeed Ms. Perry as the President of the Independent Contractor Division of Raymond James Financial Services, Inc. and will join the firm's Executive Committee effective January 1, 2024.

Except where otherwise indicated, the executive officer has held his or her current position for more than five years.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Our Internet address is www.raymondjames.com. We make available on our website, free of charge and in printer-friendly format including ".pdf" file extensions, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our reports and other information that we electronically file with the SEC are also available free of charge on the SEC's website at www.sec.gov.

FACTORS AFFECTING "FORWARD-LOOKING STATEMENTS"

Certain statements made in this Annual Report on Form 10-K may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning future strategic objectives, business prospects, anticipated savings, financial results (including expenses, earnings, liquidity, cash flow and capital expenditures), industry or market conditions, demand for and pricing of our products, acquisitions, divestitures, anticipated results of litigation, regulatory developments, and general economic conditions. In addition, words such as "believes," "expects," "anticipates," "estimates," "projects," and future or conditional verbs such as "will," "may," "could," "should," and "would," as well as any other statement that necessarily depends on future events, are intended to identify forward-looking statements. Forward-looking statements are not guarantees, and they involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements. We caution investors not to rely unduly on any forward-looking statements and urge you to carefully consider the risks described in "Item 1A - Risk Factors" of this report. We expressly disclaim any obligation to update any forward-looking statement in the event it later turns out to be inaccurate, whether as a result of new information, future events, or otherwise.

ITEM 1A. RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties, including those described in the following sections, which could adversely affect our business, financial condition, results of operations, liquidity and the trading price of our common and preferred stock. The list of risk factors provided in the following sections is not exhaustive; there may be other factors that adversely impact our results of operations, harm our reputation or inhibit our ability to generate new business prospects. The following sections should be read in conjunction with "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes in "Item 8 - Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. In particular, see "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and capital resources" for additional information on liquidity and how we manage our liquidity risk and "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk management" for additional information on our exposure and how we monitor and manage our market, credit, operational, compliance and certain other risks.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Damage to our reputation could damage our businesses.

Maintaining our reputation is critical to attracting and maintaining clients, investors, and associates. If we fail to address, or appear to fail to address, issues that may give rise to reputational risk, we could significantly harm our business prospects. These issues may include, but are not limited to, any of the risks discussed in this Item 1A, including appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money laundering, cybersecurity and privacy, record-keeping, sales and trading practices, and associate misconduct. In addition, the failure to either sell securities we have underwritten at anticipated price levels or to properly identify and communicate the risks inherent in the products and services we offer could also give rise to reputational risk. Failure to maintain appropriate service and quality standards, including the perception of a decline in service and quality standards as a result of remote work, or a failure or perceived failure to treat clients fairly can result in client dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and reputational harm. Negative publicity about us, including information posted on social media or other internet forums or published by news organizations, whether or not true, may also harm our reputation. The speed and pervasiveness with which information can be disseminated through these channels, in particular social media, may magnify risk relating to negative publicity. Further, failures at other large financial institutions or other market participants, regardless of whether they relate to our activities, could lead to a general loss of customer confidence in financial institutions that could negatively affect us, including harming the market perception of the financial system in general.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Any cyber-attack or other security breach of our technology systems, or those of our clients or other third-party vendors we rely on, could subject us to significant liability and harm our reputation.

Our operations rely heavily on the secure processing, storage and transmission of sensitive and confidential financial, personal and other information in our computer systems and networks. There have been several highly publicized cases involving financial services companies reporting the unauthorized disclosure of client or other confidential information in recent years, as well as cyber-attacks involving the theft, dissemination and destruction of corporate information or other assets, in some cases as a result of failure to follow procedures by employees or contractors or as a result of actions by third parties. There have also been several highly publicized cases where hackers have requested "ransom" payments in exchange for not disclosing customer information or for restoring access to information or systems. Like other financial services firms, we experience malicious cyber activity directed at our computer systems, software, networks and its users on a daily basis. This malicious activity includes attempts at unauthorized access, implantation of computer viruses or malware, and denial-of-service attacks. We also experience large volumes of phishing and other forms of social engineering attempted for the purpose of perpetrating fraud against the firm, our associates, or our clients. Additionally, like many large enterprises, we have shifted to a more hybrid work environment which includes a combination of in-office and remote work for our associates. The increase in remote work over the past few years has introduced potential new vulnerabilities to cyber threats. We may also face increased cybersecurity risk for a period of time after acquisitions as we transition the acquired entity's historical systems and networks to our standards. We also face increased cybersecurity risk as we deploy additional mobile and cloud technologies. We seek to continuously monitor for and nimbly react to any and all such malicious cyber activity, and we develop our systems to protect our technology infrastructure and data from misuse, misappropriation or corruption. Senior management of our Information Technology department gives a quarterly update on cybersecurity to the Risk Committee of our Board of Directors and an annual update to our full Board of Directors.

Cyber-attacks can originate from a variety of sources, including threat actors affiliated with foreign governments, organized crime or terrorist organizations. Threat actors may also attempt to place individuals within our firm, or induce employees, clients or other users of our systems, to disclose sensitive information or provide access to our data, and these types of risks may be difficult to detect or prevent. Although cybersecurity incidents among financial services firms are on the rise, we have not experienced any material losses relating to cyber-attacks or other information security breaches. However, the techniques used in these attacks are increasingly sophisticated, change frequently and are often not recognized until launched. Although we seek to maintain a robust suite of authentication and layered information security controls, including our cyber threat analytics, data encryption and tokenization technologies, anti-malware defenses and vulnerability management programs, any one or combination of these controls could fail to detect, mitigate or remediate these risks in a timely manner. Despite our implementation of protective measures and endeavoring to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to human error, equipment failure, natural disasters, power loss, unauthorized access, supply chain attacks, distributed denial of service attacks, computer viruses and other malicious code, and other events that could result in significant liability and damage to our reputation, and have an ongoing impact on the security and stability of our operations. In addition, although we maintain insurance coverage that may, subject to terms and conditions, cover certain aspects of cyber and information security risks, such insurance coverage may be insufficient to cover all losses, such as litigation costs or financial losses that exceed our policy limits or are not covered under any of our current insurance policies.

We also rely on numerous third-party service providers to conduct other aspects of our business operations, and we face similar risks relating to them. While we regularly conduct security assessments on these third-party vendors, we cannot be certain that their information security protocols are sufficient to withstand a cyber-attack or other security breach. We also cannot be certain that we will receive timely notification of such cyber-attacks or other security breaches. In addition, in order to access our products and services, our clients may use computers and other devices that are beyond our security control systems.

Notwithstanding the precautions we take, if a cyber-attack or other information security breach were to occur, this could jeopardize the information we confidentially maintain, or otherwise cause interruptions in our operations or those of our clients and counterparties, exposing us to liability. As attempted attacks continue to evolve in scope and sophistication, we may be required to expend substantial additional resources to modify or enhance our protective measures, to investigate and remediate vulnerabilities or other exposures or to communicate about cyber-attacks to our clients. A technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to potential disciplinary action by regulators. Further, successful cyber-attacks at other large financial institutions or other market participants, whether or not we are affected, could lead to a general loss of confidence in financial institutions that could negatively affect us, including harming the market perception of the effectiveness of our security measures or the financial system in general, which could result in reduced use of our financial products and services.

Further, in light of the high volume of transactions we process, use of remote work, the large number of our clients, partners and counterparties, and the increasing sophistication of malicious actors, a cyber-attack could occur. Moreover, any such cyber-attack may persist for an extended period of time without detection. We endeavor to design and implement policies and procedures to identify such cyber-attacks as quickly as possible; however, we expect that any investigation of a cyber-attack would take substantial amounts of time, and that there may be extensive delays before we obtain full and reliable information. During such time we would not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all of which would further increase the costs and consequences of such an attack.

The SEC recently enacted rules requiring public companies to disclose material cybersecurity incidents that they experience on Form 8-K within four business days of determining that a material cybersecurity incident has occurred and to disclose on annual basis material information regarding their cybersecurity risk management, strategy, and governance. These new reporting requirements are effective for us as of December 18, 2023. If we fail to comply with these new requirements we could incur regulatory fines in addition to other adverse consequences to our reputation, business, financial condition, and/or results of operations.

We may also be subject to liability under various data protection laws. In providing services to clients, we manage, utilize and store sensitive or confidential client or employee data, including personal data. As a result, we are subject to numerous laws and regulations designed to protect this information, such as U.S. federal, state and international laws governing the protection of personally identifiable information. These laws and regulations are increasing in complexity and number. If any person, including any of our associates, negligently disregards or intentionally breaches our established controls with respect to client or employee data, or otherwise mismanages or misappropriates such data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential client or employee data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients and related revenue. Potential liability in the event of a security breach of client data could be significant. Depending on the circumstances giving rise to the breach, this liability may not be subject to a contractual limit or an exclusion of consequential or indirect damages.

Lack of funding, liquidity, or access to capital could impair our business and financial condition.

An inability to maintain adequate funding and liquidity to operate our business could have a significant negative effect on our financial condition. We have a contingency funding plan which would guide our actions if one or more of our businesses were to experience disruptions from normal funding and liquidity sources. If the available funding from one or more of our contingent funding sources is not sufficient to sustain normal operating levels, we may be required to scale back or curtail our operations, such as by limiting lending, selling assets at unfavorable prices, cutting or eliminating dividend payments, or limiting our recruiting of financial advisors. Our liquidity could be negatively affected by: any inability of our subsidiaries to generate cash to distribute to the parent company, liquidity or capital requirements that may prevent our subsidiaries from distributing cash, limitations on our subsidiaries' access to credit markets for secured and unsecured borrowings, diminished access to the capital markets for RJF, and other commitments or restrictions on capital as a result of adverse legal settlements, judgments, regulatory sanctions or an adverse change in our credit rating by one or more of the national rating agencies that rate us. Furthermore, as a bank holding company, we may become subject to prohibitions or limitations on our ability to pay dividends to our shareholders and/or repurchase our stock. Certain of our regulators have the authority, and under certain circumstances, the duty, to prohibit or to limit dividend payments by regulated subsidiaries to their parent company.

The availability of financing, including access to the credit and capital markets, depends on various factors, such as conditions in the debt and equity markets, the general availability of credit, the volume of securities trading activity, the overall availability of credit to the financial services sector, and our credit ratings. Our cost of capital and the availability of funding may be adversely affected by illiquid credit markets, wider credit spreads or our inability to pay a prevailing rate of interest that is competitive with other market offerings. Additionally, lenders may from time to time curtail, or even cease to provide, funding to borrowers as a result of future concerns over the strength of specific counterparties, as well as the stability of markets generally.

Significant volatility in our domestic clients' cash sweep and bank deposit balances could negatively affect our net revenues and/or our ability to fund our Bank segment's growth and may impact our regulatory capital ratios.

The majority of our Bank segment's bank deposits are driven by the RJBDP and, to a lesser extent, the ESP. The RJBDP is a source of relatively low-cost, stable deposits, and we rely heavily on the RJBDP to fund our Bank segment asset growth, particularly at Raymond James Bank. A significant reduction in PCG clients' cash balances, a change in the allocation of that cash between our Bank segment and third-party banks within the RJBDP, a movement of cash away from the firm, or an inability to implement new or modified deposit offerings in order to retain or grow our client base, could significantly impair our ability to continue growing interest-earning assets and/or require our Bank segment to increase reliance on higher-cost deposit sources, such as the ESP, or other sources of liquidity to grow interest-earning assets. Rapidly rising rates, for example, have made and may continue to make investments in securities, such as fixed-income securities and money market funds, more attractive for investors, thereby incentivizing them to reduce the cash they hold.

We also earn fees from third-party banks related to the deposits they receive through their participation in the RJBDP. If PCG clients' cash balances continue to decrease or third-party bank demand or capacity for RJBDP deposits decline from current levels, our RJBDP fees from third-party banks could be adversely affected. In addition, an inability to deploy client cash to third-party banks through RJBDP would require us to retain more cash in our Bank segment or in our Client Interest Program ("CIP"), both of which may cause a significant increase in our assets which may negatively affect certain of our regulatory capital ratios. Additionally, changes to the regulatory landscape governing the fees the firm earns on client assets, including cash sweep balances, could negatively impact our earnings.

As part of the launch of our ESP, we have increased our use of reciprocal deposit programs, which allow us to place deposits at third-party banks through a deposit placement network in return for an equivalent amount of deposits to be received by our bank subsidiaries, thereby allowing us to offer higher levels of FDIC insurance to our clients. If third-party bank capacity for reciprocal deposits declined, or we were otherwise restricted from participating in reciprocal deposit programs, we may have to reduce the amount of FDIC insurance coverage we offer on such deposits, which may cause clients to withdraw bank deposits that exceed FDIC insurance limits from our bank subsidiaries. If we are unable to maintain these deposits, we may have to pay a higher interest rate to replace them with other sources of funding, which could adversely affect our liquidity and results of operations. Reciprocal deposit balances in excess of $5 billion meet the FDIC definition of brokered deposits. Such brokered deposits are subject to additional scrutiny from regulators and incur higher FDIC insurance costs.

We are exposed to litigation and regulatory investigations and proceedings, which could materially and adversely impact our business operations and prospects.

The financial services industry faces significant litigation and regulatory risks. Additionally, our litigation and regulatory risks continue to increase as our business grows internationally. Many aspects of our business involve substantial risk of liability. We have been named as a defendant or co-defendant in lawsuits and arbitrations primarily involving claims for damages. The risks associated with potential litigation often may be difficult to assess or quantify and the existence and magnitude of potential claims often remain unknown for substantial periods of time. Unauthorized or illegal acts of our associates could also result in substantial liability. In addition, our business activities include providing custody, clearing, and back office support for certain non-affiliated, independent RIAs and broker-dealers. Even though these independent firms are exclusively responsible for their operations, supervision, compliance, and the suitability of their client's investment decisions, we have been, and may in the future be, named as defendants in litigation involving their clients. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

In challenging market conditions, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have historically increased. Litigation risks include potential liability under securities laws or other laws for: alleged materially false or misleading statements made in connection with securities offerings and other transactions; issues related to our investment recommendations, including the suitability of such recommendations or potential concentration of investments; the inability to sell or redeem securities in a timely manner during adverse market conditions; contractual issues; employment claims; and potential liability for other advice we provide to participants in strategic transactions. Substantial legal liability could have a material adverse financial impact or cause us significant reputational harm, which in turn could seriously harm our business and future business prospects. In addition to the foregoing financial costs and risks associated with potential liability, the costs of defending individual litigation and claims and/or regulatory matters continue to increase over time. The amount of attorneys' fees incurred in connection with the defense of litigation and claims and/or regulatory matters could be substantial and might materially and adversely affect our results of operations. See "Item 3 - Legal Proceedings" and Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K for further information about legal matters.

Our business is sensitive to domestic and international macroeconomic conditions caused by political and geopolitical developments, fiscal, monetary, and tax policies, regulations, and other domestic or international events.

We are engaged in various financial services businesses. As such, we are affected by domestic and international macroeconomic and political conditions, as well as economic output levels, interest and inflation rates, employment levels, prices of commodities, consumer confidence levels, changes in consumer spending, international trade policy, and fiscal and monetary policy. For example, Fed policies determine, in large part, interest rates and the cost of funds which directly affect the returns and fair value on our lending and investing activities. The market impact from such policies can also decrease materially the value of certain of our financial assets, most notably debt securities, as well as our cash flows. Changes in tax law and regulation, or any market uncertainty caused by a change in the political environment, may affect our clients and, directly or indirectly, our business. Macroeconomic conditions may also be negatively affected by domestic or international events, including natural disasters, political unrest, the indirect impact of wars, such as the wars in Ukraine and Israel, or public health epidemics and pandemics, as well as by a number of factors in the global financial markets that may be detrimental to our operating results.

If we were to experience a period of sustained downturn in the securities markets, credit market dislocations, reductions in the value of real estate, increases in mortgage and other loan delinquencies, or other negative market factors, our revenues and the value of the assets we own could be adversely impacted. Market uncertainty could also cause clients to move their investments to lower margin products, or withdraw them, which could have an adverse impact on our profitability. We could also experience a material reduction in trading volume and lower asset prices in times of market uncertainty, which would result in lower brokerage revenues, including losses on firm inventory, as well as losses on certain of our investments. Conversely, periods of severe market volatility may result in a significantly higher level of transactions and other activity which may cause operational challenges that may result in losses. These can include, but are not limited to, trade errors, failed transaction settlements, late collateral calls to borrowers and counterparties, credit losses, or interruptions to our system processing. Periods of reduced revenue and other losses could lead to reduced profitability because certain of our expenses, including our interest expense on debt, lease expenses, and salary expenses, are fixed, and our ability to reduce them over short time periods is limited.

Our businesses and revenues derived from non-U.S. operations may also be subject to risk of loss from currency fluctuations, social or political instability, less established regulatory regimes, changes in governmental or central bank policies, downgrades in the credit ratings of sovereign countries, expropriation, nationalization, confiscation of assets and unfavorable legislative, economic and political developments.

We are exposed to credit risk.

We are generally exposed to the risk that third parties that owe us money, securities or other assets will fail to meet their obligations to us due to numerous causes, including bankruptcy, lack of liquidity, or operational failure, among others. Credit risk may also be affected by the deterioration of strength in the U.S. economy or adverse changes in the financial performance or condition of our clients and counterparties. We actively buy and sell securities from and to clients and counterparties in the normal course of our broker-dealers' trading and underwriting activities, which exposes us to credit risk. Although generally collateralized by the underlying security to the transaction, we still face risk associated with changes in the market value of collateral through settlement date. We also hold certain securities, loans and derivatives as part of our trading operations. Deterioration in the actual or perceived credit quality of the underlying issuers of securities or loans or the non-performance of counterparties to certain derivatives could result in losses.

We borrow securities from, and lend securities to, other financial institutions and may also enter into agreements to repurchase and/or resell securities as part of our financing activities. A sharp change in the market values of the securities utilized in these transactions may result in losses if counterparties to these transactions fail to honor their commitments. We manage the risk associated with these transactions by establishing and monitoring credit limits, as well as by evaluating collateral and transaction levels on a recurring basis. Significant deterioration in the credit quality of one of our counterparties could lead to widespread concerns about the credit quality of other counterparties in the same industry, thereby exacerbating our credit risk. In addition, we permit our clients to purchase securities on margin. During periods of steep declines in securities prices, the value of the collateral securing client margin loans may fall below the amount of the loan. If clients are unable to provide additional collateral for these margin loans, we may incur losses on those margin transactions. This may cause us to incur additional expenses defending or pursuing claims or litigation related to counterparty or client defaults.

We incur credit risk by lending to businesses and individuals, including through offering SBL, C&I loans, CRE loans, REIT loans, residential mortgage loans, and tax-exempt loans. We also incur credit risk through certain of our investments. Our credit risk and credit losses can increase if our loans or investments are concentrated among borrowers or issuers engaged in the same or similar activities, industries, or geographies, or to borrowers or issuers who as a group may be uniquely or disproportionately affected by economic or market conditions. Declines in the real estate market or sustained economic downturns may cause us to experience credit losses or charge-offs related to our loans, sell loans at unattractive prices or foreclose on certain real estate properties. Furthermore, the deterioration of an individually large exposure, for example due to natural disasters, health emergencies or pandemics, acts of terrorism, severe weather events or other adverse economic events, could lead to additional credit loss provisions and/or charges-offs, and subsequently have a material impact on our net income and regulatory capital. In addition, TriState Capital Bank utilizes information provided by third-party organizations to monitor changes in the value of marketable securities that serve as collateral for a portion of its SBL. These third parties also provide control over cash and marketable securities for purposes of perfecting TriState Capital Bank's security interests and retaining the collateral in the applicable accounts. In the event that TriState Capital Bank would need to take control of collateral, it is dependent upon such third parties to follow contractual control agreements in order to mitigate any potential losses on its SBL.

We are exposed to market risk, including interest rate risk.

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions, which directly and indirectly affect us. Market conditions that change from time to time, thereby exposing us to market risk, include fluctuations in interest rates, equity prices, foreign exchange rates, and price deterioration or changes in value due to changes in market perception, actual credit quality of an issuer, or other factors such as any potential shutdown of the U.S. government or downgrade of the U.S. government's credit rating.

Market risk is inherent in financial instruments associated with our operations and activities, including loans, deposits, securities, short-term borrowings, long-term debt, trading assets and liabilities, derivatives and investments. For example, interest rate increases could continue to adversely affect the value of our available-for-sale securities portfolio. Interest rate changes could also adversely affect the value of our fixed income trading inventories, as well as our net interest spread, which is the difference between the yield we earn on our interest-earning assets and the interest rate we pay for deposits and other sources of funding, in turn impacting our net interest income and earnings. Interest rate changes could affect the interest earned on assets differently than interest paid on liabilities. Market risk may also affect the value of our private equity portfolio, which is carried at fair value with unrealized gains and losses reflected in earnings. The value of such investments can fluctuate and the related earnings can be volatile and difficult to predict.

A rising interest rate environment generally results in our earning more interest income and an increase in servicing fees received on cash swept to third-party program banks as part of the RJBDP but also increases our costs of funds. Conversely, in those operations, a falling interest rate environment generally results in our earning less interest income and lower RJBDP fees from third-party program banks, and also reduces our cost of funds. In a falling interest rate environment, we may not be able to reduce our cost of funds as quickly as we experience a decrease in interest income. The magnitude of the impact of interest rate changes to our net interest spread depends on the yields on interest-earning assets relative to the cost of interest-bearing liabilities, including deposit rates paid to clients on their cash balances. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.

In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of security positions, thereby leading to increased concentrations. The inability to reduce our positions in specific securities may not only increase the market and credit risks associated with such positions, but also increase the level of risk-weighted assets on our balance sheet, thereby increasing our capital requirements, which could have an adverse effect on our business results, financial condition, and liquidity.

Our ability to attract and retain senior professionals, qualified financial advisors and other associates is critical to the continued success of our business.

Our ability to recruit, serve and retain our clients depends on the reputation, judgment, leadership, business generation capabilities and client service skills of our client-serving professionals, members of our executive team, as well as employees who support revenue-generating professionals and their clients. To compete effectively we must attract, develop, and retain qualified professionals, including successful financial advisors, investment bankers, trading professionals, portfolio managers and other revenue-producing or specialized support personnel. Further, effective management succession planning is important for the continued success of the firm. Competitive pressures we experience, or inadequate management succession planning, could have an adverse effect on our business, results of operations, financial condition and liquidity.

The labor market remains competitive, and we face competition for talent across all aspects of our business, as well as competition with non-traditional firms, such as technology companies. Employers are developing a wide variety of offerings to attract talent, including but not limited to, increasing compensation, enhancing health and wellness solutions, and providing in-office, hybrid, and remote work options. These can be important factors in a current associate's decision to leave us as well as in a prospective associate's decision to join us. As competition for skilled professionals remains intense, we may have to devote significant resources to attract and retain qualified personnel, which could negatively affect earnings.

Specifically within the financial industry, employers are increasingly offering guaranteed contracts, upfront payments, and increased compensation. Our financial results may be adversely affected by the costs we incur in connection with any loans or other incentives we may offer to newly recruited financial advisors and other key personnel. If we were to lose the services of any of our financial advisors, investment bankers, senior equity research, sales and trading professionals, asset managers, or executive officers to a competitor or otherwise, we may not be able to retain valuable relationships and some of our clients could choose to use the services of a competitor instead of our services. If we are unable to retain our senior professionals or recruit additional professionals, our reputation, business, results of operations and financial condition will be adversely affected. To the extent we have compensation targets, we may not be able to retain our associates, which could result in increased recruiting expense or result in our recruiting additional associates at compensation levels that are not within our target range. Further, new business initiatives and efforts to expand existing businesses generally require that we incur compensation and benefits expense before generating additional revenues.

Moreover, companies in our industry whose employees or independent contractors accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices. We have been subject to several such claims and may be subject to additional claims in the future as we seek to hire or otherwise affiliate with qualified personnel, some of whom may work for our competitors. Some of these claims may result in material litigation. We could incur substantial costs in defending against these claims, regardless of their merits. Such claims could also discourage potential associates who work for our competitors from joining us. We participate, with limited exceptions, in the Protocol for Broker Recruiting ("Protocol"), a voluntary agreement among many firms in the industry that governs, among other things, the client information that financial advisors may take with them when they affiliate with a new firm and the financial advisor's ability to solicit clients of their prior firm. The ability to bring such client data to a new broker-dealer, as well as the ability to solicit clients generally, means that the clients of the financial advisor are more likely to choose to open accounts at the advisor's new firm. Participation is voluntary, and it is possible that certain of our competitors will withdraw from the Protocol. If the broker-dealers and registered investment advisers from whom we recruit new financial advisors prevent, or significantly limit, the transfer of client data and the solicitation of clients, our recruiting efforts may be adversely affected. Additionally, we could experience a larger number of claims against us relating to our recruiting efforts.

Our business depends on fees generated from the distribution of financial products, fees earned from the management of client accounts, and other asset management fees.

A large portion of our revenues are derived from fees generated from the distribution of financial products, such as mutual funds and variable annuities, and the various services we perform related to such products. Changes in the structure or amount of the fees paid by the sponsors of these products could directly affect our revenues, business and financial condition. In addition, if these products experience losses or increased investor redemptions, we may receive lower fees from the distribution and other services we provide on behalf of the mutual fund and annuity companies.

The asset management fees we are paid are dependent upon the value of client assets in fee-based accounts in our PCG segment, as well as AUM in our Asset Management segment. The value of our fee-based assets and AUM is impacted by market fluctuations and inflows or outflows of assets. As our PCG clients increasingly show a preference for fee-based accounts over transaction-based accounts, a larger portion of our client assets are more directly impacted by market movements. Therefore, in periods of declining market values, the values of fee-based accounts and AUM may resultantly decline, which would negatively impact our revenues. In addition, below-market investment performance by our funds, portfolio managers or financial advisors could result in reputational damage that might cause outflows or make it more difficult to attract new investors into our asset management products and thus, further impact our business and financial condition.

Our asset management fees may also decline over time due to factors such as increased competition and the renegotiation of contracts. Additionally, most of our clients may withdraw funds from under our management at their discretion at any time for any reason, including as a result of competition or poor performance of our products. In addition, the market environment in recent years has resulted in a shift to passive investment products, which generate lower fees than actively managed products. A continued trend toward passive investments or changes in market values or in the fee structure of asset management accounts would negatively affect our revenues, business and financial condition.

Our underwriting, market-making, trading, lending, and other business activities place our capital at risk.

We may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities we have underwritten at anticipated price levels. As an underwriter, we also are subject to heightened standards regarding liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings in which we are involved. From time to time as part of our underwriting processes, we may carry significant positions in securities of a single issuer or issuers engaged in a specific industry. Sudden changes in the value of these positions, despite our risk mitigation policies, could impact our financial results.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

As a market maker, we take ownership of positions in specific securities, and these undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if our holdings were more diversified. Despite risk mitigation policies, we may incur losses as a result of positions we hold in connection with these activities.

A continued interruption to our telecommunications or data processing systems, or the failure to effectively update the technology we utilize, could be materially adverse to our business.

Our businesses rely extensively on data processing and communications systems. In addition to better serving clients, the effective use of technology increases efficiency and enables us to reduce costs. Adapting or developing our technology systems to meet new regulatory requirements, client needs, and competitive demands is critical for our business. Introduction of new technology presents challenges on a regular basis. There are significant technical and financial costs and risks in the development of new or enhanced applications, including the risk that we might be unable to effectively use new technologies or adapt our applications to emerging industry standards.

Our continued success depends, in part, upon our ability to: (i) successfully maintain and upgrade the capability of our technology systems on a regular basis; (ii) maintain the quality of the information contained in our data processing and communications systems; (iii) address the needs of our clients by using technology to provide products and services that satisfy their demands; and (iv) retain skilled information technology employees. Failure of our technology systems to operate appropriately, which could result from events beyond our control, including a systems malfunction or cyber-attack, failure by a third-party service provider, or an inability to effectively upgrade those systems or implement new technology-driven products or services, could result in financial losses, liability to clients for non-compliant data processing, and other violations of privacy and other laws and regulations, as well as regulatory sanctions.

The soundness of other financial institutions and intermediaries affects us.

We face the risk of operational failure, termination or capacity constraints of any of the clearing agents, exchanges, clearing houses or other financial intermediaries that we use to facilitate our securities and derivative transactions. As a result of regulatory changes and the consolidation over the years among clearing agents, exchanges and clearing houses, our exposure to certain financial intermediaries has increased and could affect our ability to find adequate and cost-effective alternatives should the need arise. Any failure, termination or constraint of these intermediaries could adversely affect our ability to execute transactions, service our clients and manage our exposure to risk.

Our ability to engage in routine trading and funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interdependent as a result of trading, clearing, funding, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Defaults by, or even rumors or questions about the financial condition of, one or more financial services institutions, or the financial services industry generally, have historically led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Losses arising in connection with counterparty defaults may have a material adverse effect on our results of operations.

We deposit our cash in depository institutions as a means of maintaining the liquidity necessary to meet our operating needs, and we also facilitate the deposit of cash awaiting investment in depository institutions on behalf of our clients. Many of these deposits exceed FDIC-insured limits. Recent events in the financial services industry, including the failure of certain banks, have increased counterparty credit risk. While we perform extensive diligence on the banks we select to hold these deposits, a failure of one or more of these depository institutions to return these deposits could affect our operating liquidity, result in reputational damage, and impair our financial performance.

Our risk management and conflicts of interest policies and procedures may leave us exposed to unidentified or unanticipated risk.

We seek to manage, monitor and control our market, credit, operational, liquidity and legal and regulatory compliance risk through operational and compliance reporting systems, internal controls, management review processes and other mechanisms; however, there can be no assurance that our procedures will be effective. While we use limits and other risk mitigation techniques, those techniques and the judgments that accompany their application cannot always anticipate unforeseen economic and financial outcomes or the specifics and timing of such outcomes. Our risk management methods may not predict future risk exposures effectively. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients and other matters that are based on assumptions that may no longer be accurate or may have limited predictive value. A failure to manage our growth adequately, including growth in the products or services we offer, or to manage our risk effectively, could materially and adversely affect our business and financial condition.

Financial services firms are subject to numerous actual or perceived conflicts of interest, which are routinely examined by regulators and SROs, such as FINRA, and are often used as the basis for claims for legal liability by plaintiffs in actions against us. Our risk management processes include addressing potential conflicts of interest that arise in our business. Management of potential conflicts of interest has become increasingly complex as we expand our business activities. A perceived or actual failure to address conflicts of interest adequately could affect our reputation, the willingness of clients to transact business with us or give rise to litigation or regulatory actions. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could result in material harm to our business and financial condition.

We face intense competition and pricing pressures and may not be able to keep pace with technological change.

We are engaged in intensely competitive businesses. We compete on the basis of a number of factors, including the quality of our associates, our products and services, pricing (such as execution pricing and fee levels), technology solutions, and location and reputation in relevant markets. Over time, there has been substantial consolidation and convergence among companies in the financial services industry, which has significantly increased the capital base and geographic reach of our competitors. See "Item 1 - Business - Competition" of this Form 10-K for additional information about our competitors.

We compete directly with other national full service broker-dealers, investment banking firms, commercial banks, and investment advisors, investment managers, and to a lesser extent, with discount brokers and dealers. We face competition from more recent entrants into the market, including fintechs, and increased use of alternative sales channels by other firms. Technology has lowered barriers to entry and made it possible for fintechs to compete with larger financial institutions in providing electronic, internet-based, and mobile phone-based financial solutions. This competition has grown significantly over recent years and is expected to intensify. In addition, commercial firms and other non-traditional competitors have applied for banking licenses or have entered into partnerships with banks to provide banking services. We also compete indirectly for investment assets with insurance companies, real estate firms and hedge funds, among others. Competition from other financial services firms to attract clients or trading volume, through direct-to-investor online financial services, or higher deposit rates to attract client cash balances, could result in pricing pressure or otherwise adversely impact our business and cause our business to suffer.

Our future success also depends in part on our ability to develop, maintain, and enhance our products and services, including factors such as customer experience, and the pricing and range of our offerings. The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. If we are not able to develop new products and services, enhance existing offerings, effectively implement new technology-driven products and services, or successfully market these products and services to our customers, our business, financial condition or results of operations may be adversely affected. Furthermore, both financial institutions and their non-banking competitors face the risk that payments processing and other services could be significantly disrupted by technologies, such as cryptocurrencies, that require no intermediation. New technologies have required, and could require us in the future, to spend more to modify or adapt our products to attract and retain clients or to match products and services offered by our competitors, including technology companies.

We must monitor the pricing of our services and financial products in relation to competitors and periodically may need to adjust our fees, commissions, margins, or interest rates on deposits to remain competitive. In fixed income markets, regulatory requirements have resulted in greater price transparency, leading to price competition and decreased trading margins. Our trading margins have been further compressed by the shift from high- to low-touch services over time, which has created additional competitive pressure. We believe that price competition and pricing pressures in these and other areas will continue as institutional investors continue to reduce the amounts they are willing to pay, including by reducing the number of brokerage firms they use, and some of our competitors seek to obtain market share by reducing fees, commissions, or margins.

A downgrade in our credit ratings could have a material adverse effect on our operations, earnings and financial condition.

If our credit ratings were downgraded, or if rating agencies indicate that a downgrade may occur, our business, financial position, and results of operations could be adversely affected, perceptions of our financial strength could be damaged, and as a result, adversely affect our client relationships. Such a change in our credit ratings could also adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital and credit markets, trigger obligations under certain financial agreements, cause clients to withdraw bank deposits that exceed FDIC insurance limits from our bank subsidiaries, or decrease the number of investors, clients and counterparties willing or permitted to do business with or lend to us, thereby curtailing our business operations and reducing profitability.

We may not be able to obtain additional outside financing to fund our operations on favorable terms, or at all. The impact of a credit rating downgrade to a level below investment grade would result in our breaching provisions in certain of our derivative instruments, and may result in a request for immediate payment and/or ongoing overnight collateralization on our derivative instruments in liability positions. A credit rating downgrade would also result in the firm incurring a higher facility fee on its $750 million unsecured revolving credit facility agreement (the "Credit Facility"), in addition to triggering a higher interest rate applicable to any borrowings outstanding on the line as of and subsequent to such downgrade. See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and capital resources" of this Form 10-K and Note 16 of the Notes to Consolidated Financial Statements of this Form 10-K for information on the Credit Facility.

Business growth, including through acquisitions, could increase costs and regulatory and integration risks.

We continue to grow, including through acquisitions and through our recruiting efforts. Integrating acquired businesses, providing a platform for new businesses and partnering with other firms involve risks and present financial, managerial and operational challenges. While cultural fit is a requirement for both our recruiting and acquisition efforts, there can be no assurance that recruited talent and/or acquisition targets will ultimately assimilate into our firm in a manner which results in the expected financial benefits. We may incur significant expense, including in the areas of technology and cybersecurity, in connection with expanding our existing businesses, recruiting financial advisors or when acquiring and integrating businesses. Our overall profitability would be negatively affected if investments and expenses associated with such growth are not matched or exceeded by the earnings derived from such investments or growth. Assumptions which underlie the basis of our acquisition decisions, such as the retention of key personnel, future revenue growth of an acquired business, cost efficiencies to be realized, or the value created through the application of specialized expertise we plan to bring to the acquired business, may not be fully realized post-acquisition, resulting in an adverse impact on the value of our investment and potential dilution of the value of our shares.

We may be unable to integrate an acquired business into our existing business successfully, or such integration may be materially delayed or become more costly or difficult than expected. Further, either company's clients, suppliers, employees or other business partners may react negatively to the transaction. Such developments could have an adverse effect on our business, financial condition, and results of operations.

Domestic and international business growth, including through acquisitions, may expose us to additional regulatory oversight, create a need for additional compliance, risk management and internal control procedures, and require us to hire additional personnel to address these procedures. To the extent such procedures are not adequate or not adhered to with respect to our expanded business or any new business, we could be exposed to a material loss or regulatory sanction.

Moreover, to the extent we pursue acquisitions, or enter into acquisition commitments, a number of factors may prevent us from completing such acquisitions on acceptable terms. For example, regulators such as the Fed could fail to approve a proposed transaction or such approvals could result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction. The shareholders of a publicly-traded target company could fail to approve the transaction. Closing conditions in the transaction agreement could fail to be satisfied, or there could be an unexpected delay in closing. Other developments that may affect future results of an acquired company may occur, including changes in asset quality and credit risk, changes in interest rates and capital markets, inflation, and/or changes in customer borrowing, repayment, investment and deposit practices. Finally, an event, change, or other circumstance could occur that gives rise to the termination of the transaction agreement.

In addition, we may need to raise capital or borrow funds in order to finance an acquisition, which could result in dilution or increased leverage. We may not be able to obtain such financing on favorable terms or perhaps at all. Further, we may issue our shares as a component of some or all of the purchase consideration for an acquisition, which may result in dilution.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such lawsuits are without merit, defending against these claims could result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition.

Associate misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and subject us to significant legal liability and reputational harm.

There is a risk that our associates could engage in misconduct that adversely affects our business. For example, our investment banking business often requires that we deal with confidential matters of great significance to our clients. Our associates interact with clients, customers and counterparties on an ongoing basis. All associates are expected to exhibit the behaviors and ethics that are reflected in our framework of principles, policies and technology to protect both our own information as well as that of our clients. If our associates improperly use or disclose confidential information provided by our clients, we could be subject to future regulatory sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. We are also subject to a number of obligations and standards arising from our asset management business and our authority over our assets under management. In addition, our financial advisors are required to act in the best interests of our clients and may act in a fiduciary capacity, providing financial planning, investment advice and discretionary asset management. The violation of these obligations and standards by any of our associates would adversely affect our clients and us. Associate conduct on non-business matters, such as social issues, including the posting of information on social media or other internet forums, could be inconsistent with our policies and ethics and result in reputational harm to our business due to their employment by us or affiliation with us. It is not always possible to deter or prevent every instance of associate misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. If our associates engage in misconduct, our business would be adversely affected.

We are subject to risks relating to environmental, social, and governance ("ESG") matters that could adversely affect our reputation, business, financial condition, and results of operations, as well as the price of our common and preferred stock.

We are subject to a variety of risks, including reputational risk, associated with ESG matters. The public holds diverse and often conflicting views on ESG topics. As a large financial institution, we have multiple stakeholders, including our shareholders, clients, associates, federal and state regulatory authorities, and the communities in which we operate, and these stakeholders will often have differing priorities and expectations regarding ESG issues. For example, individual U.S. states are increasingly developing differing, and sometimes conflicting, rules related to ESG matters, such as the recently enacted Climate Corporate Data Accountability Act in California. If we take action in conflict with one or another of those stakeholders' expectations, we could experience an increase in client complaints, a loss of business, or reputational harm. We could also face negative publicity or reputational harm based on the identity of those with whom we choose to do business. Any adverse publicity in connection with ESG issues could damage our reputation, ability to attract and retain clients and associates, compete effectively, and grow our business.

In addition, proxy advisory firms and certain institutional investors who manage investments in public companies are increasingly integrating ESG factors into their investment analysis. The consideration of environmental and social matters in making investment and voting decisions is relatively new. Accordingly, the frameworks and methods for assessing ESG policies are not fully developed, vary considerably among the investment community, and will likely continue to evolve over time. Moreover, the subjective nature of methods used by various stakeholders to assess a company with respect to ESG criteria could result in erroneous perceptions or a misrepresentation of our actual ESG policies and practices. Organizations that provide ratings information to investors on ESG matters may also assign unfavorable ratings to RJF. Public companies are facing increased pressure from stakeholders to consider ESG issues in corporate actions, such as the election of directors and approval of executive compensation. Certain of our clients might also require that we implement additional ESG procedures or standards in order to continue to do business with them. If we fail to comply with specific ESG-related investor or client expectations and standards, or to provide the disclosure relating to ESG issues that any third parties may believe is necessary or appropriate (regardless of whether there is a legal requirement to do so), our reputation, business, financial condition, and/or results of operations, as well as the price of our common and preferred stock could be negatively impacted.

Moreover, there has been increased regulatory focus on ESG-related practices of investment managers, as ESG investment strategies continue to be the subject of state, federal, and international legislative and regulatory debate. A growing interest on the part of investors and regulators in ESG factors, and increased demand for, and scrutiny of, ESG-related disclosures by asset managers, has likewise increased the risk that we could be perceived as, or accused of, making inaccurate or misleading statements regarding the investment strategies of our funds and ETFs, or our and our funds' and ETFs' ESG efforts or initiatives, commonly referred to as "greenwashing." Such perceptions or accusations could damage our reputation, result in litigation or regulatory enforcement actions, and adversely affect our business.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

The preparation of the consolidated financial statements requires the use of estimates that may vary from actual results.

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. Such estimates and assumptions may require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. One of our most critical estimates is our allowance for credit losses. At any given point in time, conditions in real estate and credit markets may increase the complexity and uncertainty involved in estimating the losses inherent in our loan portfolio. The recorded amount of liabilities related to legal and regulatory matters is also subject to significant management judgement. For either of these estimates, if management's underlying assumptions and judgments prove to be inaccurate, our loss provisions could be insufficient to cover actual losses, and our financial condition, including our liquidity and capital, and results of operations could be materially and adversely impacted.

For further discussion of our significant accounting estimates, policies and standards, see "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical accounting estimates" of this Form 10-K and Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K.

Our operations could be adversely affected by serious weather conditions.

Certain of our principal operations are located in St. Petersburg, Florida. While we have a business continuity plan that provides for significant operations to be conducted out of remote locations, as well as our Southfield, Michigan and Memphis, Tennessee corporate offices, and our U.S. information systems processing to be conducted out of our information technology data center in the Denver, Colorado area, our operations could be adversely affected by hurricanes or other serious weather conditions, the magnitude and frequency of which may be affected by climate change. Such weather conditions could affect the processing of transactions, communications, and the ability of our associates to get to our offices, or work remotely. In addition, our operations are dependent on our associates' ability to relocate to a secondary location in the event of a power outage or other disruption in their primary remote work location. Additionally, such weather events may also have a negative impact on the financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients.

We are exposed to risks related to our insurance programs.

Our operations and financial results are subject to risks and uncertainties related to our use of a combination of insurance, self-insured retention and self-insurance for a number of risks. To a large extent, we have elected to self-insure our errors and omissions liability and our employee-related health care benefit plans. We have self-insured retention risk related to several exposures, including our property and casualty, workers compensation and professional liability policies.

While we endeavor to purchase insurance coverage appropriate to our risk assessment, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Our business may be negatively affected if our insurance proves to be inadequate or unavailable. In addition, claims associated with risks we have retained either through our self-insurance retention or by self-insuring may exceed our recorded liabilities which could negatively impact future earnings. Insurance claims may divert management resources away from operating our business.

RISKS RELATED TO OUR REGULATORY ENVIRONMENT

Financial services firms are highly regulated and are currently subject to a number of new and proposed regulations, all of which may increase our risk of financial liability and reputational harm resulting from adverse regulatory actions.

Financial services firms operate in an evolving regulatory environment and are subject to extensive supervision and regulation. The laws and regulations governing financial services firms are intended primarily for the protection of our depositors, our clients, the financial system, and the FDIC insurance fund, not our shareholders or creditors. The financial services industry has experienced an extended period of significant change in laws and regulations, as well as a high degree of scrutiny from various regulators, including the SEC, the Fed, the FDIC, the OCC and the CFPB, in addition to stock exchanges, FINRA, and governmental authorities, such as state attorneys general. The SEC has recently been very active in proposing and adopting major new rules and regulations that affect public companies and, in particular, the financial services industry. Several of these new rules have been adopted after significantly abbreviated periods for public comments, and these new or proposed rules involve sweeping changes that could require significant shifts in industry operations and practices, thereby increasing uncertainty for markets and investors. Penalties and fines imposed by regulatory and other governmental authorities have also been substantial and growing in recent years. Additionally, an increasing number of U.S. states have proposed, or are considering, their own laws and regulations, and as a result our activities could be subject to overlapping and divergent regulation. We may be adversely affected by the adoption of new rules and by changes in the interpretation or enforcement of existing laws, rules and regulations. Existing and new laws and regulations could negatively affect our revenue, limit our ability to pursue business opportunities, impact the value of our assets, require us to alter our business practices, impose additional compliance costs, and otherwise adversely affect our businesses.

Additionally, our international business operations are subject to laws, regulations, and standards in the countries in which we operate. In many cases, our activities have been and may continue to be subject to overlapping and divergent regulation in different jurisdictions. As our international operations continue to grow, we may need to comply with additional laws, rules, and regulations which could require us to alter our business practices and/or result in additional compliance costs. Any violations of these laws, regulations or standards could subject us to a range of potential regulatory events or outcomes that could have a material adverse effect on our business, financial condition and prospects including potential adverse impacts on continued operations in the relevant international jurisdiction.

We are also required to comply with the Volcker Rule's provisions. Although we have not historically engaged in significant levels of proprietary trading, or private fund investment or sponsorship, we continue to incur costs to ensure compliance with the Volcker Rule. Any changes to regulations or changes to the supervisory approach may also result in increased compliance costs to the extent we are required to modify our existing compliance policies, procedures and practices.

Broker-dealers and investment advisors are subject to regulations covering all aspects of the securities business, including, but not limited to: sales and trading methods; trade practices among broker-dealers; use and safekeeping of clients' funds and securities; capital structure of securities firms; anti-money laundering efforts; recordkeeping; and the conduct of directors, officers and employees. Any violation of these laws or regulations could subject us to the following events, any of which could have a material adverse effect on our business, financial condition, reputation, and prospects: civil and criminal liability for us or our employees or affiliated financial advisors; sanctions, which could include the revocation of our subsidiaries' registrations as investment advisors or broker-dealers; the revocation of the licenses of our financial advisors; censures; fines; conditions or limitations on our business activities, including higher capital requirements; or a temporary suspension or permanent bar from conducting business. As a recent example of this risk, the firm continues to cooperate with the SEC in connection with an investigation of the firm's investment advisory business' compliance with records preservation requirements relating to business communications sent over electronic messaging channels that have not been approved by the firm. The SEC has announced their imposition of significant fines on a number of financial services companies in connection with similar investigations, and has reportedly conducted similar investigations of record preservation practices at other financial institutions. See Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information.

The majority of our affiliated financial advisors are independent contractors. Legislative or regulatory action that redefines the criteria for determining whether a person is an employee or an independent contractor could materially impact our relationships with our advisors and our business, resulting in an adverse effect on our results of operations.

Raymond James Bank and TriState Capital Bank are subject to the CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other U.S. federal fair lending laws and regulations that impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies, including the CFPB, are responsible for enforcing these laws and regulations. An unfavorable CRA rating or a successful challenge to an institution's performance under the fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil monetary penalties, injunctive relief, and the imposition of restrictions on mergers, acquisitions and expansion activity. Private parties may also have the ability to challenge a financial institution's performance under fair lending laws by bringing private class action litigation.

As discussed in "Item 1 - Business - Regulation" of this Form 10-K, on October 24, 2023, federal banking regulators issued a joint final rule that makes extensive amendments to the regulations that implement the CRA. We are evaluating the impact of the new rule which generally becomes effective on January 1, 2026, with its additional data collection and reporting requirements effective January 1, 2027. These amendments may potentially lead to increased costs related to compliance.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength for its subsidiary banks. The Federal Reserve could require RJF to commit resources to Raymond James Bank and TriState Capital Bank when doing so is not otherwise in the best interests of RJF or its shareholders or creditors.

Regulatory actions brought against us may result in judgments, settlements, fines, penalties or other results, any of which could have a material adverse effect on our business, financial condition, reputation, or results of operations. In particular, the banking agencies have broad enforcement power over bank holding companies and banks, including with respect to unsafe or unsound practices or violations of law. There is no assurance that regulators will be satisfied with the policies and procedures implemented by RJF and its subsidiaries. In addition, from time to time, RJF and its subsidiaries may become subject to additional findings with respect to supervisory, compliance or other regulatory deficiencies, which could subject us to additional liability, including penalties and restrictions on our business activities. Among other things, these restrictions could limit our ability to make investments, complete acquisitions, expand into new business lines, pay dividends on our common and preferred stock and/or engage in share repurchases. In August 2023, Raymond James Investment Services Limited, one of our U.K. subsidiaries, agreed to a Voluntary Application for Imposition of Requirements ("VREQ") with the FCA that prohibits the onboarding of new branches or financial advisors without the prior consent of the FCA. We do not expect this VREQ to have a material impact on our consolidated results of operations. See "Item 1 - Business - Regulation" of this Form 10-K for additional information regarding our regulatory environment.

Continued asset growth may result in changes to our status with respect to existing regulations as well as increased oversight, which will result in additional capital and other financial requirements and may increase our compliance costs.

We will incur increased regulatory scrutiny and heightened supervision (together with related compliance costs) as we continue to grow and approach certain consolidated asset thresholds, which have the effect of imposing enhanced standards and requirements on larger financial institutions. These include the potential application of enhanced prudential standards to us if our average total consolidated assets for four consecutive calendar quarters exceed $100 billion and we are therefore classified as a category IV bank holding company. Under such enhanced prudential standards, category IV bank holding companies are subject to greater regulation and supervision, including, but not limited to: certain capital planning and stress capital buffer requirements; supervisory capital stress testing conducted by the Fed biennially; and certain liquidity risk management and liquidity stress testing and buffer requirements. Our preparations for, and the application of, these enhanced prudential standards to RJF could adversely affect our results of operations and financial performance through additional capital and liquidity requirements and increased compliance costs. On July 27, 2023, U.S. banking regulators issued proposed rules that, if enacted, would result in changes to regulations applicable to bank holding companies. These proposals, most of which would apply to us once we are classified as a category IV bank holding company, create uncertainty in planning our compliance and any revisions to the proposals may negatively impact our business, including through increased costs related to compliance at the time such regulations become applicable to us.

Changes in requirements relating to the standard of care for broker-dealers have increased, and may continue to increase, our costs.

The SEC's Regulation Best Interest requires, among other things, a broker-dealer to act in the best interest of a retail client when making a recommendation to that client of any securities transaction or investment strategy involving securities. The regulation imposes heightened standards on broker-dealers, and we have incurred substantial costs in order to review and modify our policies and procedures, including associated supervisory and compliance controls. We anticipate that we will continue to incur incremental costs in the future to comply with the standard.

In addition to the SEC, various states have adopted, or are considering adopting, laws and regulations seeking to impose new standards of conduct on broker-dealers that, as written, differ from the SEC's regulations and may lead to additional implementation costs. Implementation of the SEC regulations, as well as any new state rules that are adopted addressing similar matters, has resulted in (and may continue to result in) increased costs related to compliance, legal, operations and information technology. Furthermore, certain non-U.S. jurisdictions have imposed heightened standards of conduct, which may have similar impacts on our business in those jurisdictions.

The DOL has indicated that it plans to amend the definition of "fiduciary" in connection with investment advice regarding employee benefit plans and IRAs. Imposing a new fiduciary standard could result in increased costs and other impacts to our business.

Numerous regulatory changes and enhanced regulatory and enforcement activity relating to our investment management activities may increase our compliance and legal costs and otherwise adversely affect our business.

As some of our wholly-owned subsidiaries are registered as investment advisers with the SEC, increased regulatory scrutiny and rulemaking initiatives may result in additional operational and compliance costs or the assessment of significant fines or penalties against our asset management business, and may otherwise limit our ability to engage in certain activities. While it is not possible to determine the extent of the long-term impact of any new laws or regulations that have been promulgated, or initiatives that have been or may be proposed, even the short-term impact of preparing for or implementing changes to our infrastructure and processes could negatively affect the ways we conduct business and increase our compliance and legal costs. Conformance with any new law or regulations could also make compliance more difficult and expensive and affect our product and service offerings. New regulations regarding the management of hedge funds and the use of certain investment products, including additional recordkeeping and disclosure requirements, may also impact our asset management business and result in increased costs.

Failure to comply with regulatory capital requirements primarily applicable to RJF, Raymond James Bank, TriState Capital Bank or our broker-dealer subsidiaries would significantly harm our business.

As discussed in "Item 1 - Business - Regulation" of this Form 10-K, RJF, Raymond James Bank and TriState Capital Bank are subject to capital requirements administered by various federal regulators in the U.S. and, accordingly, must meet specific capital guidelines that involve quantitative measures of RJF's, Raymond James Bank's, and TriState Capital Bank's assets, liabilities and certain off-balance sheet items, as calculated under regulatory guidelines. Failure to meet minimum capital requirements can trigger certain mandatory (and potentially discretionary) actions by regulators that, if undertaken, could harm either RJF's, Raymond James Bank's, or TriState Capital Bank's operations and financial condition, including precluding us from accepting or renewing brokered deposits. Further, we are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and FINRA's net capital rule, which may limit our ability to make withdrawals of capital from our broker-dealer subsidiaries. Our non-U.S. subsidiaries are subject to similar limitations under applicable regulations in the countries in which they operate. Regulatory capital requirements applicable to some of our significant subsidiaries may impede access to funds that RJF may need to make payments on any of its obligations. See Note 24 of the Notes to Consolidated Financial Statements of this Form 10-K for further information on regulatory capital requirements.

The Basel III regulatory capital standards impose capital and other requirements on us that could negatively impact our profitability.

The Fed and other federal banking regulators have implemented the global regulatory capital requirements of Basel III and certain requirements implemented by the Dodd-Frank Act. The U.S. Basel III Rules establish the quantity and quality of regulatory capital, set forth a capital conservation buffer and define the calculation of risk-weighted assets. The capital requirements stipulated under the U.S. Basel III Rules could restrict our ability to grow during favorable market conditions or require us to raise additional capital. Revisions to the Basel III Rules could, when implemented in the U.S., negatively impact our regulatory capital ratio calculations or subject us to higher and more stringent capital and other regulatory requirements. As a result, our business, results of operations, financial condition and prospects could be adversely affected. See "Item 1 - Business - Regulation" of this Form 10-K for further information on the Basel III regulatory capital standards.

As a financial holding company, RJF's liquidity depends on payments from its subsidiaries, which may be subject to regulatory restrictions.

RJF as a financial holding company depends on dividends, distributions and other payments from its subsidiaries in order to meet its obligations, including its debt service obligations and to fund dividend payments and share repurchases. RJF's subsidiaries are subject to laws and regulations that restrict dividend payments or authorize regulatory bodies to prevent or reduce the flow of funds from those subsidiaries to RJF. If RJF's subsidiaries are unable to make dividend payments to us and sufficient cash or liquidity is not otherwise available, RJF may not be able to make dividend payments to its shareholders, repurchase its shares, or make principal and interest payments on its outstanding debt. RJF's broker-dealers and bank subsidiaries are limited in their ability to lend or transact with affiliates, are subject to minimum regulatory capital and other requirements and, in the case of our broker-dealer subsidiaries, limitations on their ability to use funds deposited with them in brokerage accounts to fund their businesses. These requirements and limitations may hinder RJF's ability to access funds from its subsidiaries. Federal regulators, including the Fed and the SEC (through FINRA), have the authority and under certain circumstances, the obligation, to limit or prohibit dividend payments and stock repurchases by the banking organizations they supervise, including RJF and its bank subsidiaries. In addition, RJF's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of creditors of that subsidiary, except to the extent that any of RJF's claims as a creditor of such subsidiary may be recognized. As a result, shares of RJF's capital stock are effectively subordinated to all existing and future liabilities and obligations of its subsidiaries.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

RISKS RELATED TO AN INVESTMENT IN OUR PREFERRED AND COMMON STOCK

The rights of holders of our common stock are generally subordinate to the rights of holders of our outstanding, and any future issuances of, debt securities and preferred stock.

Our Board of Directors has the authority to issue debt securities as well as an aggregate of up to 10 million shares of preferred stock on the terms it determines appropriate without shareholder approval. Outstanding shares of our 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, par value $0.10 per share are senior to our common stock. Any debt or shares of preferred stock that we may issue in the future will also be senior to our common stock. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, the amount, timing, nature or success of our future capital raising efforts is uncertain. Thus, holders of our common stock bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings may negatively affect the market price of our common stock.

The depositary shares representing our preferred stock are thinly traded and have limited voting rights.

The depositary shares representing interests in our preferred stock are listed on the NYSE, but an active, liquid trading market for such securities may not be sustained, and holders of our depositary shares may not be able to sell their shares at the volume, prices, or times desired. In addition, holders of our preferred stock (and, accordingly, holders of the depositary shares representing such stock), will have no voting rights with respect to matters that generally require the approval of our voting common shareholders. Holders of preferred stock have voting rights that are generally limited to: (i) authorizing, creating or issuing any capital stock ranking senior to such preferred stock, and (ii) amending, altering or repealing any provision of our Articles of Incorporation so as to adversely affect the powers, preferences or special rights of such series of preferred stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We operate our business from our principal location in St. Petersburg, Florida in 1.25 million square feet of office space that we own in the Carillon Office Park. We conduct certain operations from our owned facility in Southfield, Michigan, comprising approximately 90,000 square feet, and operate a 40,000 square foot information technology data center primarily on land that we own in the Denver, Colorado area. Our owned locations and principal leases, identified below, support more than one of our business segments.

We lease the premises we occupy in other U.S. and foreign locations, including employee-based branch office operations. Leases for branch offices for independent contractors are the responsibility of the respective independent contractor financial advisors and are not included in the amounts listed below. Our leases contain various expiration dates through fiscal year 2036. Our principal leases are in the following locations:

- We occupy leased space in major metropolitan areas throughout the U.S. which is used to provide services across our various businesses or in certain cases to provide corporate services outside of our principal location in St. Petersburg, Florida, including approximately 250,000 square feet in Memphis, 185,000 square feet in New York City, 90,000 square feet in Pittsburgh, 70,000 square feet in Chicago, 60,000 square feet in Houston, and 50,000 square feet in Boston;

- We occupy leased space of approximately 90,000 and 80,000 square feet in Toronto and Vancouver, respectively, along with other office and branch locations throughout Canada; and

- We occupy leased space of approximately 75,000 square feet in London, along with other office locations in the U.K. and Germany.

Additionally, we own approximately 65 acres of land located in Pasco County, Florida for potential development, as needed. We regularly monitor the facilities we own or occupy to ensure that they suit our needs, particularly as we expand our in-office, hybrid, and remote work options. To the extent that they do not meet our needs, we will expand, contract or relocate, as necessary. See Notes 2 and 14 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding our lease obligations.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a diversified financial services institution.

RJF and certain of its subsidiaries are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and SROs institute investigations from time to time, among other things, into industry practices, which can also result in the imposition of such sanctions.

We may contest liability and/or the amount of damages, as appropriate, in each pending matter. The level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies in the financial services industry continues to be significant. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

For many legal and regulatory matters, we are unable to estimate a range of reasonably possible loss as we cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be. A large number of factors may contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental proceedings, potential fines and penalties); the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants). Subject to the foregoing, after consultation with counsel, we believe that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our consolidated financial condition. However, the outcome of such litigation and regulatory proceedings could be material to our operating results and cash flows for a particular future period, depending on, among other things, our revenues or income for such period.

See Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information regarding legal and regulatory matters contingencies, and refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical accounting estimates" in the section "Loss provisions for legal and regulatory matters" and Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K for information on our criteria for establishing accruals.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NYSE under the symbol "RJF." As of November 17, 2023, we had 343 holders of record of our common stock. Shares of our common stock are held by a substantially greater number of beneficial owners, whose shares are held of record by banks, brokers, and other financial institutions.

See Note 20 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding our intentions for paying cash dividends and the related capital restrictions.

Information related to our compensation plans under which equity securities are authorized for issuance is presented in Note 23 of the Notes to Consolidated Financial Statements and Part III, Item 12 of this Form 10-K.

We did not have any sales of unregistered securities for the fiscal years ended September 30, 2023, 2022 or 2021.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

We purchase our own stock from time to time in conjunction with a number of activities, each of which is described in the following paragraphs. The following table presents information on our purchases of our own stock, on a monthly basis, for the year ended September 30, 2023.

	Total number of shares purchased		Average price per share	Number of shares purchased as part of publicly announced plans or programs	Approximate dollar value (in millions) at each month-end, of securities that may yet be purchased under the plans or programs
October 1, 2022 – October 31, 2022	358,103	$	105.94	354,313	$800
November 1, 2022 – November 30, 2022	78,798	$	120.60	—	$800
December 1, 2022 – December 31, 2022	937,747	$	106.64	937,737	$1,400
First quarter	1,374,648	$	107.26	1,292,050	
January 1, 2023 – January 31, 2023	53,430	$	114.90	—	$1,400
February 1, 2023 – February 28, 2023	13,586	$	113.49	—	$1,400
March 1, 2023 – March 31, 2023	3,745,485	$	93.45	3,745,388	$1,050
Second quarter	3,812,501	$	93.82	3,745,388	
April 1, 2023 – April 30, 2023	111,500	$	89.67	111,500	$1,040
May 1, 2023 – May 31, 2023	2,069,035	$	87.79	2,069,035	$858
June 1, 2023 – June 30, 2023	1,135,079	$	95.55	1,133,895	$750
Third quarter	3,315,614	$	90.51	3,314,430	
July 1, 2023 – July 31, 2023	—	$	—	—	$750
August 1, 2023 – August 31, 2023	—	$	—	—	$750
September 1, 2023 – September 30, 2023	928	$	90.15	—	$750
Fourth quarter	928	$	90.15	—	
Fiscal year total	8,503,691	$	95.43	8,351,868	

In December 2022, the Board of Directors authorized repurchase of our common stock in an aggregate amount of up to $1.5 billion, which replaced the previous authorization.

In the preceding table, the total number of shares purchased includes shares purchased pursuant to the Restricted Stock Trust Fund, which was established to acquire our common stock in the open market and used to settle restricted stock units granted as a retention vehicle for certain employees of our wholly-owned Canadian subsidiaries. For more information on this trust fund, see Notes 2 and 10 of the Notes to Consolidated Financial Statements of this Form 10-K. These activities do not utilize the repurchase authorization presented in the preceding table.

The total number of shares purchased also includes shares repurchased as a result of employees surrendering shares as payment for option exercises or withholding taxes. These activities do not utilize the repurchase authorization presented in the preceding table.

ITEM 6. RESERVED

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INDEX

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

INTRODUCTION

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of our operations and financial condition. This MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and accompanying notes to consolidated financial statements. Where "NM" is used in various percentage change computations, the computed percentage change has been determined to be not meaningful.

We operate as a financial holding company and bank holding company. Results in the businesses in which we operate are highly correlated to general economic conditions and, more specifically, to the direction of the U.S. equity and fixed income markets, changes in interest rates, market volatility, corporate and mortgage lending markets and commercial and residential credit trends. Overall market conditions, economic, political and regulatory trends, and industry competition are among the factors which could affect us and which are unpredictable and beyond our control. These factors affect the financial decisions made by market participants, including investors, borrowers, and competitors, impacting their level of participation in the financial markets. These factors also impact the level of investment banking activity and asset valuations, which ultimately affect our business results.

EXECUTIVE OVERVIEW

Year ended September 30, 2023 compared with the year ended September 30, 2022

For the year ended September 30, 2023, we generated net revenues of $11.62 billion and pre-tax income of $2.28 billion, up 6% and 13% compared with the prior year. Our net income available to common shareholders of $1.73 billion was 15% higher than the prior year and our earnings per diluted share of $7.97 reflected a 14% increase. Our return on common equity ("ROCE") was 17.7%, compared with 17.0% for the prior year, and our return on tangible common equity ("ROTCE") was 21.7%[1], compared with 19.8%[1] for the prior year.

The year ended September 30, 2023 included $98 million of net expenses related to acquisitions completed in prior years and the favorable impact of an insurance settlement received during the year related to a previously-settled legal matter. Excluding these items, our adjusted net income available to common shareholders was $1.81 billion[1], an increase of 12% compared with the prior year, and our adjusted earnings per diluted share were $8.30[1], an increase of 11%. Adjusted ROCE for the year was 18.4%[1], compared with 18.2%[1] in the prior year, and adjusted ROTCE was 22.5%[1], compared with 21.1%[1] in the prior year.

The increase in net revenues compared with the prior year was driven by the benefit of significantly higher short-term interest rates in the current year on both net interest income and RJBDP fees from third-party banks, as well as incremental revenues arising from our prior-year acquisitions of Charles Stanley Group PLC ("Charles Stanley"), TriState Capital Holdings, Inc. ("TriState Capital"), and SumRidge Partners. These increases were offset by lower investment banking and brokerage revenues, primarily due to a more challenging market environment during the current year, and a decline in asset management and related administrative fees, primarily attributable to lower PCG client assets in fee-based accounts at the beginning of each of the current-year quarterly billing periods.

Compensation, commissions and benefits expense was flat with the prior year, as the impact of the decrease in compensable revenues compared with the prior year was offset by incremental expenses arising from our prior-year acquisitions of Charles Stanley, TriState Capital, and SumRidge Partners, as well as an increase in compensation costs to support our growth and annual salary increases. Our compensation ratio was 62.8%, compared with 66.6% for the prior year. Excluding acquisition-related compensation expenses, our adjusted compensation ratio was 62.1%[1], compared with 66.1%[1] for the prior year. The decline in the compensation ratio from the prior year primarily resulted from changes in our revenue mix due to higher net interest income and RJBDP fees from third-party banks, which have little associated direct compensation.

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(1) ROTCE, adjusted net income available to common shareholders, adjusted earnings per diluted share, adjusted ROCE, adjusted ROTCE, and adjusted compensation ratio are non-GAAP financial measures. Please see the "Reconciliation of non-GAAP financial measures to GAAP financial measures" in this MD&A for a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, and for other important disclosures.

Non-compensation expenses increased $388 million, or 23%. This increase resulted from multiple items, including elevated provisions for legal and regulatory matters during the current year for a number of matters totaling approximately $175 million, a portion of which related to the SEC industry sweep on off-platform communications, as well as incremental expenses arising from our prior-year acquisitions of Charles Stanley, TriState Capital, and SumRidge Partners, and increases in communications and information processing expenses, business development expenses, and the bank loan provision for credit losses. Partially offsetting these increases was the aforementioned favorable insurance settlement received. The bank loan provision for credit losses was $132 million for the current year, compared with a provision of $100 million for the prior year, which included an initial provision for credit losses of $26 million on loans acquired as part of the TriState Capital acquisition. The bank loan provision for credit losses for the current year primarily reflected the impacts of a weakened macroeconomic outlook for certain loan portfolios, including a weakened outlook for commercial real estate prices compared with the prior year, charge-offs of certain loans, and loan downgrades during the year. These increases were partially offset by the favorable impact of loan repayments and sales, which had a larger impact on the current fiscal year expense than provisions on new loans.

Our effective income tax rate was 23.7% for fiscal 2023, a decrease from 25.4% for the prior year. The decrease in the effective tax rate from the prior year was primarily due to the impact on our provision for income taxes of nontaxable valuation gains associated with our company-owned life insurance policies in the current year compared with nondeductible valuation losses in the prior year, partially offset by an increase in our effective income tax rate arising from nondeductible fines and penalties.

In December 2022, the Board of Directors increased the quarterly cash dividend on common shares to $0.42 per share and authorized common stock repurchases of up to $1.5 billion. During the twelve months ended September 30, 2023, we repurchased 8.35 million shares of our common stock under the Board of Directors' common stock repurchase authorization for $788 million at an average price of $94 per share. After the effect of those repurchases, $750 million remained under our Board of Directors' common stock repurchase authorization. We currently expect to continue to repurchase our common stock in fiscal 2024 to offset the impact of shares issued with the acquisition of TriState Capital as well as to offset dilution from share-based compensation; however, we will continue to monitor market conditions and other capital needs as we consider these repurchases.

As of September 30, 2023, our tier 1 leverage ratio of 11.9% and Total capital ratio of 22.8% were both more than double the regulatory requirement to be considered well-capitalized. We also continued to have substantial liquidity with $2.08 billion[1] of RJF corporate cash as of September 30, 2023, which includes parent cash loaned to RJ&A to invest on its behalf. We believe our capital and funding position provide us the opportunity to manage our balance sheet prudently and to continue to be opportunistic and invest in growth. We also have access to significant sources of funding for our business activities should the need arise, including borrowings against the $750 million balance available on our revolving credit facility, which was renewed and increased from $500 million in April 2023, as well as nearly $9.3 billion of FHLB borrowing capacity in the Bank segment.

As we look ahead, in spite of our expectation for economic uncertainty in the near term, we believe we are well-positioned for long-term growth, with our strong capital position and total client assets under administration of $1.26 trillion. Our financial advisor recruiting activity increased in the latter half of fiscal 2023, and our recruiting pipeline remains strong across our affiliation options. We expect our fiscal first quarter of 2024 asset management and related administrative fee revenues to be negatively impacted by the 2% decrease in fee-based account balances from June 30, 2023 to September 30, 2023, as well as an estimated 5% decline in our combined net interest income and RJBDP fees from third-party banks, reflecting the impact from higher-cost diversified funding sources including our ESP, which was launched to PCG clients in March 2023. While we have a healthy investment banking pipeline and saw improvement in investment banking activity in our fiscal fourth quarter of 2023, we anticipate that market uncertainty may continue to adversely impact the pace and timing of closings early in fiscal 2024, impacting our investment banking revenues. We also expect to continue to experience headwinds for fixed income brokerage revenues due to the decline in cash balances at many of our depository institution clients. Finally, although we have proactively taken steps to manage our credit risk in our loan portfolio, including selling approximately $670 million of par value of corporate loans during fiscal 2023, future economic deterioration or changes in our macroeconomic outlook could result in increased bank loan provisions for credit losses in future periods.

Year ended September 30, 2022 compared with the year ended September 30, 2021

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2022 Form 10-K for a discussion of our fiscal 2022 results compared to fiscal 2021.

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(1) For additional information, please see the "Liquidity and capital resources - Sources of liquidity" section in this MD&A.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP FINANCIAL MEASURES

We utilize certain non-GAAP financial measures as additional measures to aid in, and enhance, the understanding of our financial results and related measures. These non-GAAP financial measures have been separately identified in this document. We believe certain of these non-GAAP financial measures provide useful information to management and investors by excluding certain material items that may not be indicative of our core operating results. We utilize these non-GAAP financial measures in assessing the financial performance of the business, as they facilitate a comparison of current- and prior-period results. We believe that ROTCE is meaningful to investors as it facilitates comparisons of our results to the results of other companies. In the following tables, the tax effect of non-GAAP adjustments reflects the statutory rate associated with each non-GAAP item. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, measures of financial performance prepared in accordance with GAAP. In addition, our non-GAAP financial measures may not be comparable to similarly titled non-GAAP financial measures of other companies. The following tables provide a reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures.

			Year ended September 30,			
$ in millions		**2023**		2022		2021
Net income available to common shareholders	$	**1,733**	$	1,505	$	1,403
Non-GAAP adjustments:						
Expenses directly related to acquisitions included in the following financial statement line items:						
Compensation, commissions and benefits:						
Acquisition-related retention		**70**		58		48
Other acquisition-related compensation		**10**		2		1
Total "Compensation, commissions and benefits" expense		**80**		60		49
Communications and information processing		**2**		—		—
Professional fees		**3**		12		10
Bank loan provision for credit losses — Initial provision for credit losses on acquired loans		**—**		26		—
Other:						
Amortization of identifiable intangible assets		**45**		33		21
Initial provision for credit losses on acquired lending commitments		**—**		5		—
All other acquisition-related expenses		**—**		11		2
Total "Other" expense		**45**		49		23
Total expenses related to acquisitions		**130**		147		82
Losses on extinguishment of debt		**—**		—		98
Other — Insurance settlement received		**(32)**		—		—
Pre-tax impact of non-GAAP adjustments		**98**		147		180
Tax effect of non-GAAP adjustments		**(25)**		(37)		(43)
Total non-GAAP adjustments, net of tax		**73**		110		137
Adjusted net income available to common shareholders	$	**1,806**	$	1,615	$	1,540
Compensation, commissions and benefits expense	$	**7,299**	$	7,329	$	6,584
Less: Total compensation-related acquisition expenses (as detailed above)		**80**		60		49
Adjusted "Compensation, commissions and benefits" expense	$	**7,219**	$	7,269	$	6,535
Total compensation ratio		**62.8 %**		66.6 %		67.5 %
Less the impact of non-GAAP adjustments on compensation ratio:						
Acquisition-related retention		**0.6 %**		0.5 %		0.5 %
Other acquisition-related compensation		**0.1 %**		— %		— %
Total "Compensation, commissions and benefits" expenses related to acquisitions		**0.7 %**		0.5 %		0.5 %
Adjusted total compensation ratio		**62.1 %**		66.1 %		67.0 %

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

	Year ended September 30,		
	2023	2022	2021
Diluted earnings per common share	$ 7.97	$ 6.98	$ 6.63
Impact of non-GAAP adjustments on diluted earnings per common share:			
Compensation, commissions and benefits:			
Acquisition-related retention	**0.32**	0.27	0.23
Other acquisition-related compensation	**0.05**	0.01	—
Total "Compensation, commissions and benefits" expense	**0.37**	0.28	0.23
Communications and information processing	**0.01**	—	—
Professional fees	**0.01**	0.06	0.05
Bank loan provision for credit losses — Initial provision for credit losses on acquired loans	—	0.12	—
Other:			
Amortization of identifiable intangible assets	**0.21**	0.15	0.10
Initial provision for credit losses on acquired lending commitments	**—**	0.02	—
All other acquisition-related expenses	**—**	0.05	0.01
Total "Other" expense	**0.21**	0.22	0.11
Total expenses related to acquisitions	**0.60**	0.68	0.39
Losses on extinguishment of debt	**—**	—	0.46
Other — Insurance settlement received	**(0.15)**	—	—
Tax effect of non-GAAP adjustments	**(0.12)**	(0.17)	(0.20)
Total non-GAAP adjustments, net of tax	**0.33**	0.51	0.65
Adjusted diluted earnings per common share	$ 8.30	$ 7.49	$ 7.28

	As of		
$ in millions	**September 30, 2023**	September 30, 2022	September 30, 2021
Total common equity attributable to Raymond James Financial, Inc.	$ 10,135	$ 9,338	$ 8,245
Less non-GAAP adjustments:			
Goodwill and identifiable intangible assets, net	**1,907**	1,931	882
Deferred tax liabilities related to goodwill and identifiable intangible assets, net	**(131)**	(126)	(64)
Tangible common equity attributable to Raymond James Financial, Inc.	$ 8,359	$ 7,533	$ 7,427

	Year ended September 30,		
$ in millions	**2023**	2022	2021
Average common equity	$ 9,791	$ 8,836	$ 7,635
Impact of non-GAAP adjustments on average common equity:			
Compensation, commissions and benefits:			
Acquisition-related retention	**35**	27	23
Other acquisition-related compensation	**4**	1	—
Total "Compensation, commissions and benefits" expense	**39**	28	23
Communications and information processing	**1**	—	—
Professional fees	**1**	6	4
Bank loan provision for credit losses — Initial provision for credit losses on acquired loans	—	10	—
Other:			
Amortization of identifiable intangible assets	**22**	16	9
Initial provision for credit losses on acquired lending commitments	**—**	2	—
All other acquisition-related expenses	**—**	6	1
Total "Other" expense	**22**	24	10
Total expenses related to acquisitions	**63**	68	37
Losses on extinguishment of debt	**—**	—	39
Other — Insurance settlement received	**(26)**	—	—
Tax effect of non-GAAP adjustments	**(9)**	(17)	(18)
Total non-GAAP adjustments, net of tax	**28**	51	58
Adjusted average common equity	$ 9,819	$ 8,887	$ 7,693

$ in millions	Year ended September 30,		
	2023	2022	2021
Average common equity	$ **9,791**	$ 8,836	$ 7,635
Less:			
Average goodwill and identifiable intangible assets, net	**1,928**	1,322	809
Average deferred tax liabilities related to goodwill and identifiable intangible assets, net	**(129)**	(94)	(53)
Average tangible common equity	$ **7,992**	$ 7,608	$ 6,879
Impact of non-GAAP adjustments on average tangible common equity:			
Compensation, commissions and benefits:			
Acquisition-related retention	**35**	27	23
Other acquisition-related compensation	**4**	1	—
Total "Compensation, commissions and benefits" expense	**39**	28	23
Communications and information processing	**1**	—	—
Professional fees	**1**	6	4
Bank loan provision for credit losses — Initial provision for credit losses on acquired loans	**—**	10	—
Other:			
Amortization of identifiable intangible assets	**22**	16	9
Initial provision for credit losses on acquired lending commitments	**—**	2	—
All other acquisition-related expenses	**—**	6	1
Total "Other" expense	**22**	24	10
Total expenses related to acquisitions	**63**	68	37
Losses on extinguishment of debt	**—**	—	39
Other — Insurance settlement received	**(26)**	—	—
Tax effect of non-GAAP adjustments	**(9)**	(17)	(18)
Total non-GAAP adjustments, net of tax	**28**	51	58
Adjusted average tangible common equity	$ **8,020**	$ 7,659	$ 6,937
Return on common equity	**17.7 %**	17.0 %	18.4 %
Adjusted return on common equity	**18.4 %**	18.2 %	20.0 %
Return on tangible common equity	**21.7 %**	19.8 %	20.4 %
Adjusted return on tangible common equity	**22.5 %**	21.1 %	22.2 %

Total compensation ratio is computed by dividing compensation, commissions and benefits expense by net revenues for each respective period. Adjusted total compensation ratio is computed by dividing adjusted compensation, commissions and benefits expense by net revenues for each respective period.

Tangible common equity is computed by subtracting goodwill and identifiable intangible assets, net, along with the associated deferred tax liabilities, from total common equity attributable to RJF. Average common equity is computed by adding the total common equity attributable to RJF as of each quarter-end date during the indicated fiscal year to the beginning of the year total, and dividing by five, or in the case of average tangible common equity, computed by adding tangible common equity as of each quarter-end date during the indicated fiscal year to the beginning of the year total, and dividing by five. Adjusted average common equity is computed by adjusting for the impact on average common equity of the non-GAAP adjustments, as applicable for each respective period. Adjusted average tangible common equity is computed by adjusting for the impact on average tangible common equity of the non-GAAP adjustments, as applicable for each respective period.

ROCE is computed by dividing net income available to common shareholders by average common equity for each respective period or, in the case of ROTCE, computed by dividing net income available to common shareholders by average tangible common equity for each respective period. Adjusted ROCE is computed by dividing adjusted net income available to common shareholders by adjusted average common equity for each respective period, or in the case of adjusted ROTCE, computed by dividing adjusted net income available to common shareholders by adjusted average tangible common equity for each respective period.

NET INTEREST ANALYSIS

Largely in response to inflationary pressures since the beginning of fiscal year 2022, the Fed rapidly and consistently increased its benchmark short-term interest rates commencing in March 2022 and continuing throughout our fiscal 2023. Over this period, the Fed has increased the federal funds target rate from a range of 0.25% to 0.50% at March 31, 2022 to a range of 5.25% to 5.50% at September 30, 2023. While the Fed has left its benchmark rate unchanged in its most recent meetings, it has indicated that it intends to closely monitor market conditions to determine whether they will increase short-term interest rates further in our fiscal 2024. The following table details the Fed's short-term interest rate activity over our fiscal 2022 and 2023.

Federal funds target rate schedule

RJF fiscal quarter ended	Effective date of interest rate action	Increase in interest rates (in basis points)	Federal funds target rate
March 31, 2022	March 17, 2022	25	0.25% - 0.50%
June 30, 2022	May 5, 2022	50	0.75% - 1.00%
June 30, 2022	June 16, 2022	75	1.50% - 1.75%
September 30, 2022	July 28, 2022	75	2.25% - 2.50%
September 30, 2022	September 22, 2022	75	3.00% - 3.25%
December 31, 2022	November 3, 2022	75	3.75% - 4.00%
December 31, 2022	December 15, 2022	50	4.25% - 4.50%
March 31, 2023	February 2, 2023	25	4.50% - 4.75%
March 31, 2023	March 23, 2023	25	4.75% - 5.00%
June 30, 2023	May 4, 2023	25	5.00% - 5.25%
September 30, 2023	July 27, 2023	25	5.25% - 5.50%

Given the relationship between our interest-sensitive assets and liabilities (primarily held in our PCG, Bank, and Other segments) and the nature of fees we earn from third-party banks on client cash balances swept to such banks as part of the RJBDP (included in account and service fees), our financial results are sensitive to changes in interest rates. Increases in short-term interest rates generally result in an increase in our net earnings, although the magnitude of the impact to our net interest income and net interest margin depends on the yields on interest-earning assets relative to the cost of interest-bearing liabilities, including deposit rates paid to clients on their cash balances. Our domestic client cash sweep balances continue to represent a relatively low-cost funding source. In fiscal 2023, we introduced the Enhanced Savings Program to our clients and increased our certificates of deposit balances as part of our strategy to diversify our funding sources, albeit at a higher relative cost than other alternatives.

As a result of our diverse funding sources and high concentration of floating-rate assets, we benefited from the increases in short-term interest rates during the second half of fiscal 2022 and continuing into our fiscal 2023, with combined net interest income and RJBDP fees from third-party banks increasing $1.47 billion, or 104%, compared with the prior year. However, despite recent increases in short-term interest rates, our net interest income and net interest margin decreased during the second half of our fiscal 2023 compared with the first half of our fiscal 2023 due to a more rapid increase in deposit costs than in recent periods primarily due to growth in the Enhanced Savings Program.

Refer to the discussion of our net interest income within the "Management's Discussion and Analysis - Results of Operations" of our PCG, Bank, and Other segments, where applicable. Also refer to "Management's Discussion and Analysis - Results of Operations - Private Client Group - Clients' domestic cash sweep balances" for further information on the RJBDP.

The following table presents our consolidated average interest-earning asset and interest-bearing liability balances, interest income and expense and the related rates.

	Year ended September 30,								
	2023			**2022**			**2021**		
$ in millions	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Interest-earning assets:									
Bank segment:									
Cash and cash equivalents	$ 4,033	$ 199	4.89 %	$ 1,884	$ 18	0.98 %	$ 1,612	$ 2	0.14 %
Available-for-sale securities	10,805	219	2.02 %	9,651	136	1.40 %	7,950	85	1.07 %
Loans held for sale and investment: [(1)(2)]									
Loans held for investment:									
SBL	14,510	977	6.65 %	9,561	324	3.34 %	4,989	112	2.22 %
C&I loans	10,955	767	6.90 %	9,493	313	3.25 %	7,828	201	2.54 %
CRE loans	6,993	496	6.99 %	4,205	158	3.70 %	2,703	70	2.56 %
REIT loans	1,680	119	6.99 %	1,339	44	3.28 %	1,273	32	2.48 %
Residential mortgage loans	8,114	258	3.18 %	6,170	170	2.76 %	5,110	140	2.72 %
Tax-exempt loans [(3)]	1,596	41	3.14 %	1,355	35	3.15 %	1,270	34	3.31 %
Loans held for sale	173	13	7.61 %	229	7	3.24 %	163	4	2.55 %
Total loans held for sale and investment	44,021	2,671	6.02 %	32,352	1,051	3.24 %	23,336	593	2.55 %
All other interest-earning assets	156	9	5.67 %	124	4	3.29 %	182	4	1.50 %
Interest-earning assets — Bank segment	$ 59,015	$ 3,098	5.21 %	$ 44,011	$ 1,209	2.74 %	$ 33,080	$ 684	2.07 %
All other segments:									
Cash and cash equivalents	$ 3,125	$ 159	5.08 %	$ 4,114	$ 30	0.73 %	$ 3,949	$ 10	0.25 %
Assets segregated for regulatory purposes and restricted cash	4,722	197	4.17 %	14,826	96	0.65 %	8,735	15	0.17 %
Trading assets — debt securities	1,059	57	5.40 %	621	27	4.38 %	475	13	2.67 %
Brokerage client receivables	2,214	170	7.68 %	2,529	100	3.94 %	2,280	77	3.37 %
All other interest-earning assets	1,809	67	3.46 %	1,944	46	2.33 %	1,594	24	1.54 %
Interest-earning assets — all other segments	$ 12,929	$ 650	4.99 %	$ 24,034	$ 299	1.24 %	$ 17,033	$ 139	0.82 %
Total interest-earning assets	$ 71,944	$ 3,748	5.17 %	$ 68,045	$ 1,508	2.22 %	$ 50,113	$ 823	1.64 %
Interest-bearing liabilities:									
Bank segment:									
Bank deposits:									
Money market and savings accounts	$ 40,463	$ 547	1.35 %	$ 36,693	$ 81	0.22 %	$ 28,389	$ 3	0.01 %
Interest-bearing checking accounts	10,352	473	4.57 %	2,061	39	1.88 %	162	3	1.86 %
Certificates of deposit	2,163	84	3.88 %	870	15	1.68 %	904	17	1.90 %
Total bank deposits [(4)]	52,978	1,104	2.08 %	39,624	135	0.34 %	29,455	23	0.08 %
FHLB advances and all other interest-bearing liabilities	1,364	37	2.67 %	1,001	21	2.15 %	864	19	2.12 %
Interest-bearing liabilities — Bank segment	$ 54,342	$ 1,141	2.09 %	$ 40,625	$ 156	0.38 %	$ 30,319	$ 42	0.14 %
All other segments:									
Trading liabilities — debt securities	$ 727	$ 36	5.24 %	$ 325	$ 12	3.64 %	$ 150	$ 2	1.39 %
Brokerage client payables	5,877	78	1.33 %	15,530	24	0.15 %	10,180	3	0.03 %
Senior notes payable	2,038	92	4.53 %	2,037	93	4.52 %	2,078	96	4.62 %
All other interest-bearing liabilities	620	26	3.78 %	328	20	2.48 %	241	7	1.14 %
Interest-bearing liabilities — all other segments	$ 9,262	$ 232	2.51 %	$ 18,220	$ 149	0.82 %	$ 12,649	$ 108	0.85 %
Total interest-bearing liabilities	$ 63,604	$ 1,373	2.15 %	$ 58,845	$ 305	0.52 %	$ 42,968	$ 150	0.34 %
Firmwide net interest income		$ 2,375			$ 1,203			$ 673	
Net interest margin (net yield on interest-earning assets)									
Bank segment			3.28 %			2.39 %			1.95 %
Firmwide			3.30 %			1.77 %			1.35 %

(1) Loans are presented net of unamortized purchase discounts or premiums, unearned income, deferred origination fees and costs, and charge-offs.
(2) Nonaccrual loans are included in the average loan balances. Any payments received for corporate nonaccrual loans are applied entirely to principal. Interest income on residential mortgage nonaccrual loans is recognized on a cash basis.
(3) The average rate on tax-exempt loans in the preceding table is presented on a taxable-equivalent basis utilizing the applicable federal statutory rates for each of the years presented.
(4) The average balance, interest expense, and average rate for "Total bank deposits" included amounts associated with affiliate deposits. Such amounts are eliminated in consolidation and are offset in "All other interest-bearing liabilities" under "All other segments."

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned on our interest-earning assets and the interest incurred on our interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous year's average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the previous year's volume. Changes attributable to both volume and rate have been allocated proportionately.

						Year ended September 30,					
		2023 compared to 2022						2022 compared to 2021			
		Increase/(decrease) due to						Increase/(decrease) due to			
$ in millions		Volume		Rate		Total		Volume		Rate	Total
Interest-earning assets:			Interest income								
Bank segment:											
Cash and cash equivalents	$	40	$	141	$	181	$	—	$	16 $	16
Available-for-sale securities		17		66		83		21		30	51
Loans held for sale and investment:											
Loans held for investment:											
SBL		223		430		653		137		75	212
C&I loans		55		399		454		48		64	112
CRE loans		145		193		338		49		39	88
REIT loans		14		61		75		2		10	12
Residential mortgage loans		59		29		88		28		2	30
Tax-exempt loans		6		—		6		3		(2)	1
Loans held for sale		(3)		9		6		2		1	3
Total loans held for sale and investment		499		1,121		1,620		269		189	458
All other interest-earning assets		1		4		5		(2)		2	—
Interest-earning assets — Bank segment	$	557	$	1,332	$	1,889	$	288	$	237 $	525
All other segments:											
Cash and cash equivalents	$	(9)	$	138	$	129	$	—	$	20 $	20
Assets segregated for regulatory purposes and restricted cash		(116)		217		101		16		65	81
Trading assets — debt securities		23		7		30		5		9	14
Brokerage client receivables		(14)		84		70		9		14	23
All other interest-earning assets		(3)		24		21		6		16	22
Interest-earning assets — all other segments	$	(119)	$	470	$	351	$	36	$	124 $	160
Total interest-earning assets	$	438	$	1,802	$	2,240	$	324	$	361 $	685
Interest-bearing liabilities:			Interest expense								
Bank segment:											
Bank deposits:											
Money market and savings accounts	$	9	$	457	$	466	$	1	$	77 $	78
Interest-bearing checking accounts		321		113		434		36		—	36
Certificates of deposit		37		32		69		(1)		(1)	(2)
Total bank deposits		367		602		969		36		76	112
FHLB advances and all other interest-bearing liabilities		10		6		16		2		—	2
Interest-bearing liabilities — Bank segment	$	377	$	608	$	985	$	38	$	76 $	114
All other segments:											
Trading liabilities — debt securities		18		6		24		5		5	10
Brokerage client payables		(23)		77		54		3		18	21
Senior notes payable		—		(1)		(1)		(1)		(2)	(3)
All other interest-bearing liabilities		4		2		6		3		10	13
Interest-bearing liabilities — all other segments	$	(1)	$	84	$	83	$	10	$	31 $	41
Total interest-bearing liabilities	$	376	$	692	$	1,068	$	48	$	107 $	155
Change in firmwide net interest income	$	62	$	1,110	$	1,172	$	276	$	254 $	530

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

RESULTS OF OPERATIONS – PRIVATE CLIENT GROUP

Through our PCG segment, we provide financial planning, investment advisory and securities transaction services for which we generally charge either asset-based fees (presented in "Asset management and related administrative fees") or sales commissions (presented in "Brokerage revenues"). We also earn revenues for distribution and related support services performed primarily related to mutual and other funds, as well as fixed and variable annuities and insurance products. Asset management and related administrative fees and brokerage revenues in this segment are typically correlated with the level of PCG client AUA, including those in fee-based accounts, as well as the overall U.S. equity markets. In periods where equity markets improve, AUA and client activity generally increase, thereby having a favorable impact on net revenues. In periods of rising interest rates, we may also see increased interest in fixed income and fixed annuity products.

We also earn servicing fees, such as omnibus and education and marketing support fees, from mutual fund, annuity, and exchange-traded product companies whose products we distribute. Servicing fees earned from mutual fund and annuity companies are based on the level of assets, a flat fee or number of positions in such programs. Our PCG segment also earns fees from banks to which we sweep clients' cash in the RJBDP, including both third-party banks and our Bank segment. Such fees, which generally fluctuate based on average balances in the program and short-term interest rates, are included in "Account and service fees." See "Clients' domestic cash sweep balances" in the "Selected key metrics" section for further information about fees earned from the RJBDP.

Net interest income in the PCG segment is primarily generated by interest earnings on assets segregated for regulatory purposes and on margin loans provided to clients, less interest paid on client cash balances in the CIP. Amounts are impacted by client cash balances in the CIP and short-term interest rates. Higher client cash balances generally lead to increased net interest income, depending on interest rate spreads realized in the CIP (i.e., between interest received on assets segregated for regulatory purposes and interest paid on CIP balances). For more information on client cash balances, see "Clients' domestic cash sweep balances" in the "Selected key metrics" section.

For an overview of our PCG segment operations, refer to the information presented in "Item 1 - Business" of this Form 10-K.

Operating results

$ in millions	Year ended September 30, 2023	2022	2021	% change 2023 vs. 2022	2022 vs. 2021
Revenues:					
Asset management and related administrative fees	$ 4,545	$ 4,710	$ 4,056	(4)%	16 %
Brokerage revenues:					
Mutual and other fund products	540	620	670	(13)%	(7)%
Insurance and annuity products	439	438	438	— %	— %
Equities, ETFs and fixed income products	455	458	438	(1)%	5 %
Total brokerage revenues	1,434	1,516	1,546	(5)%	(2)%
Account and service fees:					
Mutual fund and annuity service fees	415	428	408	(3)%	5 %
RJBDP fees:					
Bank segment	1,093	357	183	206 %	95 %
Third-party banks	498	202	76	147 %	166 %
Client account and other fees	231	220	157	5 %	40 %
Total account and service fees	2,237	1,207	824	85 %	46 %
Investment banking	35	38	47	(8)%	(19)%
Interest income	455	249	123	83 %	102 %
All other	48	32	25	50 %	28 %
Total revenues	8,754	7,752	6,621	13 %	17 %
Interest expense	(100)	(42)	(10)	138 %	320 %
Net revenues	8,654	7,710	6,611	12 %	17 %
Non-interest expenses:					
Financial advisor compensation and benefits	4,537	4,696	4,204	(3)%	12 %
Administrative compensation and benefits	1,390	1,199	1,015	16 %	18 %
Total compensation, commissions and benefits	5,927	5,895	5,219	1 %	13 %
Non-compensation expenses:					
Communications and information processing	388	332	275	17 %	21 %
Occupancy and equipment	211	198	179	7 %	11 %
Business development	155	126	71	23 %	77 %
Professional fees	65	56	46	16 %	22 %
All other	145	73	72	99 %	1 %
Total non-compensation expenses	964	785	643	23 %	22 %
Total non-interest expenses	6,891	6,680	5,862	3 %	14 %
Pre-tax income	$ 1,763	$ 1,030	$ 749	71 %	38 %

Selected key metrics

PCG client asset balances

	As of September 30,					
$ in billions	**2023**		2022		2021	
AUA [1]	$	**1,201.2**	$	1,039.0	$	1,115.4
RCS AUA [2]	$	**133.3**	$	108.5	$	92.7
Assets in fee-based accounts [1][3]	$	**683.2**	$	586.0	$	627.1
RCS assets in fee-based accounts [2]	$	**111.7**	$	89.9	$	77.2
Percent of AUA in fee-based accounts		**56.9 %**		56.4 %		56.2 %

(1) These metrics include the impact from the acquisition of Charles Stanley, which was completed on January 21, 2022.

(2) Represents assets associated with firms affiliated with us through our RCS division which are included in AUA and assets in fee-based accounts. Based on the nature of the services provided to such firms, revenues related to these assets are included in "Account and service fees."

(3) A portion of our "Assets in fee-based accounts" is invested in "managed programs" overseen by our Asset Management segment, specifically our Asset Management Services division of RJ&A ("AMS"). These assets are included in our financial assets under management as disclosed in the "Selected key metrics" section of our "Management's Discussion and Analysis - Results of Operations - Asset Management."

PCG net new assets

	As of September 30,					
$ in millions	**2023**		2022		2021	
Domestic Private Client Group net new assets [1][2]	$	**73,254**	$	95,041	$	83,275
Domestic Private Client Group net new assets growth [3]		**7.7 %**		8.5 %		10.0 %

(1) Domestic Private Client Group net new assets represents domestic Private Client Group client inflows, including dividends and interest, less domestic Private Client Group client outflows, including commissions, advisory fees and other fees.

(2) This metric includes the impact of the departure of approximately $5 billion of assets under administration related to the portion of advisors previously associated through a single relationship in our independent contractors division whose affiliation with the firm ended in the fiscal third quarter of 2023.

(3) The Domestic Private Client Group net new asset growth - annualized percentage is based on the beginning Domestic Private Client Group AUA balance for the indicated period.

PCG AUA and PCG assets in fee-based accounts as of September 30, 2023 increased 16% and 17%, respectively, compared with September 30, 2022, due to net equity market appreciation and strong net inflows of client assets during the year, primarily due to the favorable impact of our recruiting. PCG assets in fee-based accounts continued to be a significant percentage of overall PCG AUA due to many clients' preference for fee-based alternatives versus transaction-based accounts and, as a result, a significant portion of our PCG revenues is more directly impacted by market movements.

Fee-based accounts within our PCG segment are comprised of a wide array of products and programs that we offer our clients. The majority of assets in fee-based accounts within our PCG segment are invested in programs for which our financial advisors provide investment advisory services, either on a discretionary or non-discretionary basis. Administrative services for such accounts (e.g., record-keeping) are generally performed by our Asset Management segment and, as a result, a portion of the related revenue is shared with the Asset Management segment.

We also offer our clients fee-based accounts that are invested in "managed programs" overseen by AMS, which is part of our Asset Management segment. Fee-billable assets invested in managed programs are included in both "Assets in fee-based accounts" in the preceding table and "Financial assets under management" in the Asset Management segment. Revenues related to managed programs are shared by our PCG and Asset Management segments. The Asset Management segment receives a higher portion of the revenues related to accounts invested in managed programs, as compared to the portion received for non-managed programs, as it is performing portfolio management services in addition to administrative services.

The vast majority of the revenues we earn from fee-based accounts is recorded in "Asset management and related administrative fees" on our Consolidated Statements of Income and Comprehensive Income. Fees received from such accounts are based on the value of client assets in fee-based accounts and vary based on the specific account types in which the client invests and the level of assets in the client relationship. As fees for the majority of such accounts are billed based on balances as of the beginning of the quarter, revenues from fee-based accounts may not be immediately affected by changes in asset values, but rather the impacts are seen in the following quarter.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis
Financial advisors

| | As of September 30, | | |
	2023	2022	2021
Employees	**3,693**	3,638	3,461
Independent contractors [(1)]	**5,019**	5,043	5,021
Total advisors	**8,712**	8,681	8,482

(1) Includes the impacts of the transfer of one firm with 166 financial advisors previously affiliated as independent contractors to our RCS division during our fiscal third quarter of 2022 and the departure of approximately 60 financial advisors, representing the portion of advisors previously associated through a single relationship in our independent contractors division whose affiliation with the firm ended in the fiscal third quarter of 2023.

The number of financial advisors as of September 30, 2023 increased compared to the prior year, as the number of new recruits and trainees that were moved into production roles exceeded the number of financial advisors who left the firm, including planned retirements where assets are generally retained at the firm pursuant to advisor succession plans. We may experience transfers to our RCS division in fiscal 2024; however, consistent with our experience in fiscal 2023, we would not expect these financial advisor transfers to significantly impact our results of operations. Advisors in our RCS division are not included in our financial advisor metric although their client assets are included in PCG AUA.

Clients' domestic cash sweep balances

| | As of September 30, | | |
$ in millions	**2023**	2022	2021
RJBDP:			
Bank segment	$ **25,355**	$ 38,705	$ 31,410
Third-party banks	**15,858**	21,964	24,496
Subtotal RJBDP	**41,213**	60,669	55,906
CIP	**1,620**	6,445	10,762
Total clients' domestic cash sweep balances	**42,833**	67,114	66,668
ESP [(1)]	**13,592**	—	—
Total clients' domestic cash sweep and ESP balances	$ **56,425**	$ 67,114	$ 66,668

(1) In March 2023, we launched our ESP, in which Private Client Group clients may deposit cash in a high-yield Raymond James Bank account. These balances are reflected in Bank deposits on our Consolidated Statements of Financial Condition.

| | Year ended September 30, | | |
	2023	2022	2021
Average yield on RJBDP - third-party banks	**3.20 %**	0.82 %	0.30 %

A significant portion of our domestic clients' cash is included in the RJBDP, a multi-bank sweep program in which clients' cash deposits in their accounts are swept into interest-bearing deposit accounts at either Raymond James Bank or TriState Capital Bank, which are included in our Bank segment, or various third-party banks. Such balances swept to third-party banks are not reflected on our Consolidated Statements of Financial Condition. Our PCG segment earns servicing fees for the administrative services we provide related to our clients' deposits that are swept to such banks as part of the RJBDP. These servicing fees are variable in nature and fluctuate based on client cash balances in the program, as well as the level of short-term interest rates and the interest paid to clients on balances in the RJBDP. Under our intersegment policies, the PCG segment receives the greater of a base servicing fee or a net yield equivalent to the average yield that the firm would otherwise receive from third-party banks in the RJBDP. In the current interest-rate environment the PCG segment revenues throughout fiscal 2023 reflect RJBDP fee revenues derived from the yield from third-party banks in the program and the Bank segment RJBDP servicing costs reflect such market rate for the deposits. In fiscal 2022, the PCG segment revenues reflected the base servicing fee until May 2022, when the yield from third-party banks first exceeded such level. The fees that the PCG segment earns from the Bank segment, as well as the servicing costs incurred on the deposits in the Bank segment, are eliminated in consolidation.

The "Average yield on RJBDP - third-party banks" in the preceding table is computed by dividing RJBDP fees from third-party banks, which are net of the interest expense paid to clients by the third-party banks, by the average daily RJBDP balance at third-party banks. The average yield on RJBDP - third-party banks increased from the prior year as a result of the significant increases in the Fed's short-term benchmark interest rate, which began in March 2022.

Total clients' domestic cash sweep and Enhanced Savings Program balances decreased 16% compared with September 30, 2022, as a result of client cash sorting activity, where clients deploy cash balances in their brokerage account to higher yielding alternatives, driven by the higher short-term interest rate environment throughout fiscal 2023, partially offset by the launch of the Enhanced Savings Program in March 2023, which resulted in $13.59 billion of client cash balances invested in the program as of September 30, 2023. PCG segment results can be impacted not only by changes in the level of client cash balances, but also by the allocation of client cash balances between RJBDP, CIP, and the Enhanced Savings Program, as the PCG segment may earn different amounts from each of these client cash destinations, depending on multiple factors.

Year ended September 30, 2023 compared with the year ended September 30, 2022

Net revenues of $8.65 billion increased 12% and pre-tax income of $1.76 billion increased 71%.

Asset management and related administrative fees decreased $165 million, or 4%, primarily due to lower assets in fee-based accounts at the beginning of each of the current-year quarterly billing periods compared with the prior-year quarterly billing periods, partially offset by incremental revenues arising from the acquisition of Charles Stanley.

Brokerage revenues decreased $82 million, or 5%, primarily due to lower trailing revenues from mutual fund and annuity products primarily resulting from market-driven declines in asset values for products for which we receive trails, as well as lower sales of equity products, mutual and other fund products, variable annuities, and insurance products. These decreases were partially offset by higher fixed annuity and fixed income product sales.

Account and service fees increased $1.03 billion, or 85%, primarily due to an increase in RJBDP fees from both our Bank segment and third-party banks resulting from significantly higher short-term interest rates compared with the prior year, partially offset by a decline in average RJBDP balances.

Net interest income increased $148 million, or 71%, primarily due to the significant increase in short-term interest rates applicable to our cash, segregated cash, and client margin account balances, partially offset by lower average balances.

Other revenues increased $16 million, or 50%, primarily due to a favorable arbitration award during the fiscal third quarter of 2023. The benefit of this award was largely offset by associated compensation expenses and external legal fees incurred over the duration of the claim period, a portion of which was incurred during fiscal 2023.

Compensation-related expenses increased $32 million, or 1%, primarily due to an increase in compensation costs to support our growth, annual salary increases, and incremental expenses resulting from our acquisition of Charles Stanley, partially offset by lower commission expense resulting from lower compensable revenues, including asset management and related administrative fees and brokerage revenues.

Non-compensation expenses increased $179 million, or 23%, due to higher provisions for legal and regulatory matters, incremental expenses resulting from our acquisition of Charles Stanley, higher communications and information processing expenses primarily due to ongoing enhancements of our technology platforms, and increases in travel and event-related expenses compared with the low levels incurred in the prior year.

Year ended September 30, 2022 compared with the year ended September 30, 2021

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2022 Form 10-K for a discussion of our fiscal 2022 results compared to fiscal 2021.

RESULTS OF OPERATIONS – CAPITAL MARKETS

Our Capital Markets segment conducts investment banking, institutional sales, securities trading, equity research, and the syndication and management of investments in low-income housing funds and funds of a similar nature, the majority of which qualify for tax credits.

We provide various investment banking services, including merger & acquisition advisory, and other advisory services, underwriting of public and private equity and debt financing for corporate clients, and public financing activities. Revenues from investment banking activities are driven principally by our role in the transaction and the number and sizes of the transactions with which we are involved.

We earn brokerage revenues for the sale of both equity and fixed income products to institutional clients, as well as from our market-making activities in fixed income debt securities. Client activity is influenced by a combination of general market activity and our Capital Markets group's ability to find attractive investment opportunities for clients. In certain cases, we transact on a principal basis, which involves the purchase of securities from, and the sale of securities to, our clients as well as other dealers who may be purchasing or selling securities for their own account or acting on behalf of their clients. Profits and losses related to this activity are primarily derived from the spreads between bid and ask prices, as well as market trends for the individual securities during the period we hold them. To facilitate such transactions, we carry inventories of financial instruments. In our fixed income businesses, we also enter into interest rate swaps and futures contracts to facilitate client transactions or to actively manage risk exposures.

For an overview of our Capital Markets segment operations, refer to the information presented in "Item 1 - Business" of this Form 10-K.

Operating results

$ in millions		Year ended September 30,			% change	
		2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Revenues:						
Brokerage revenues:						
Fixed income	$	**345**	$ 448	$ 515	(23)%	(13)%
Equity		**130**	142	145	(8)%	(2)%
Total brokerage revenues		**475**	590	660	(19)%	(11)%
Investment banking:						
Merger & acquisition and advisory		**418**	709	639	(41)%	11 %
Equity underwriting		**85**	210	285	(60)%	(26)%
Debt underwriting		**110**	143	172	(23)%	(17)%
Total investment banking		**613**	1,062	1,096	(42)%	(3)%
Interest income		**88**	36	16	144 %	125 %
Affordable housing investments business revenues		**109**	127	105	(14)%	21 %
All other		**14**	21	18	(33)%	17 %
Total revenues		**1,299**	1,836	1,895	(29)%	(3)%
Interest expense		**(85)**	(27)	(10)	215 %	170 %
Net revenues		**1,214**	1,809	1,885	(33)%	(4)%
Non-interest expenses:						
Compensation, commissions and benefits		**902**	1,065	1,055	(15)%	1 %
Non-compensation expenses:						
Communications and information processing		**102**	89	83	15 %	7 %
Occupancy and equipment		**42**	38	37	11 %	3 %
Business development		**61**	45	34	36 %	32 %
Professional fees		**56**	47	54	19 %	(13)%
All other		**142**	110	90	29 %	22 %
Total non-compensation expenses		**403**	329	298	22 %	10 %
Total non-interest expenses		**1,305**	1,394	1,353	(6)%	3 %
Pre-tax income/(loss)	$	**(91)**	$ 415	$ 532	NM	(22)%

Year ended September 30, 2023 compared with the year ended September 30, 2022

Net revenues of $1.21 billion decreased 33% and we generated a pre-tax loss of $91 million compared with pre-tax income of $415 million in the prior year.

Investment banking revenues decreased $449 million, or 42%, compared with a strong prior year, as activity levels were negatively impacted in the current year by macroeconomic uncertainties and significantly higher interest rates, which dampened capital markets activity across the industry. Investment banking revenues improved during our fiscal fourth quarter compared to the first three quarters of 2023.

Brokerage revenues decreased $115 million, or 19%, primarily due to a decrease in fixed income brokerage revenues resulting from decreased activity from depository institution clients due to challenging market conditions, partially offset by incremental revenues from SumRidge Partners, which was acquired on July 1, 2022.

Compensation-related expenses decreased $163 million, or 15%, primarily due to the decrease in revenues, partially offset by incremental expenses associated with growth investments, including our acquisition of SumRidge Partners, higher salaries, in part due to inflationary and market compensation pressures, and higher share-based compensation amortization resulting from production-related awards granted in prior years which are amortized over the vesting period.

Non-compensation expenses increased $74 million, or 22%, primarily due to incremental expenses associated with SumRidge Partners, higher provisions for legal and regulatory matters in the current year, and increased travel and event-related expenses and professional fees.

Year ended September 30, 2022 compared with the year ended September 30, 2021

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2022 Form 10-K for a discussion of our fiscal 2022 results compared to fiscal 2021.

RESULTS OF OPERATIONS – ASSET MANAGEMENT

Our Asset Management segment earns asset management and related administrative fees for providing asset management, portfolio management and related administrative services to retail and institutional clients. This segment oversees the portion of our fee-based AUA invested in "managed programs" for our PCG clients through AMS. This segment also provides asset management services through Raymond James Investment Management for certain retail accounts managed on behalf of third-party institutions, institutional accounts, and proprietary mutual funds that we manage, generally using active portfolio management strategies. Asset management fees are based on fee-billable assets under management, which are impacted by market fluctuations and net inflows or outflows of assets. Rising equity markets have historically had a positive impact on revenues as existing accounts increase in value. Conversely, declining markets typically have a negative impact on revenue levels.

Our Asset Management segment also earns administrative fees on certain fee-based assets within PCG that are not overseen by our Asset Management segment, but for which the segment provides administrative support (e.g., record-keeping). These administrative fees are based on asset balances, which are impacted by market fluctuations and net inflows or outflows of assets.

Our Asset Management segment also earns asset management and related administrative fees through services provided by RJ Trust and RJTCNH. For an overview of our Asset Management segment operations, refer to the information presented in "Item 1 - Business" of this Form 10-K.

Operating results

$ in millions	Year ended September 30, 2023	2022	2021	% change 2023 vs. 2022	2022 vs. 2021
Revenues:					
Asset management and related administrative fees:					
Managed programs	$ 573	$ 585	$ 570	(2)%	3 %
Administration and other	273	297	267	(8)%	11 %
Total asset management and related administrative fees	846	882	837	(4)%	5 %
Account and service fees	21	22	18	(5)%	22 %
All other	18	10	12	80 %	(17)%
Net revenues	885	914	867	(3)%	5 %
Non-interest expenses:					
Compensation, commissions and benefits	198	194	182	2 %	7 %
Non-compensation expenses:					
Communications and information processing	57	53	47	8 %	13 %
Investment sub-advisory fees	147	149	127	(1)%	17 %
All other	132	132	122	— %	8 %
Total non-compensation expenses	336	334	296	1 %	13 %
Total non-interest expenses	534	528	478	1 %	10 %
Pre-tax income	$ 351	$ 386	$ 389	(9)%	(1)%

Selected key metrics

Managed programs

Management fees recorded in our Asset Management segment are generally calculated as a percentage of the value of our fee-billable AUM. These AUM include the portion of fee-based AUA in our PCG segment that is invested in programs overseen by our Asset Management segment (included in the "AMS" line of the following table), as well as retail accounts managed on behalf of third-party institutions, institutional accounts and proprietary mutual funds that we manage (collectively included in the "Raymond James Investment Management" line of the following table).

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Management's Discussion and Analysis

Revenues related to fee-based AUA in our PCG segment are shared by the PCG and Asset Management segments, the amount of which depends on whether or not clients are invested in assets that are in managed programs overseen by our Asset Management segment and the administrative services provided (see our "Management's Discussion and Analysis - Results of Operations - Private Client Group" for more information). Our AUM in AMS are impacted by market fluctuations and net inflows or outflows of assets, including transfers between fee-based accounts and transaction-based accounts within our PCG segment.

Revenues earned by Raymond James Investment Management for retail accounts managed on behalf of third-party institutions, institutional accounts and our proprietary mutual funds are recorded entirely in the Asset Management segment. Our AUM in Raymond James Investment Management are impacted by market and investment performance and net inflows or outflows of assets, including the impact of acquisitions.

Fees for our managed programs are generally collected quarterly. Approximately 65% of these fees are based on balances as of the beginning of the quarter (primarily in AMS), approximately 15% are based on balances as of the end of the quarter, and approximately 20% are based on average daily balances throughout the quarter.

Financial assets under management

	As of September 30,		
$ in billions	2023	2022	2021
AMS [1]	$ 139.2	$ 119.8	$ 134.4
Raymond James Investment Management	68.7	64.2	67.8
Subtotal financial assets under management	207.9	184.0	202.2
Less: Assets managed for affiliated entities [2]	(11.5)	(10.2)	(10.3)
Total financial assets under management	$ 196.4	$ 173.8	$ 191.9

(1) Represents the portion of our PCG segment fee-based AUA (as disclosed in "Assets in fee-based accounts" in the "Selected key metrics - PCG client asset balances" section of our "Management's Discussion and Analysis - Results of Operations - Private Client Group") that is invested in managed programs overseen by the Asset Management segment.

(2) Represents the portion of the AMS AUM that is managed by Raymond James Investment Management and, as a result, are included in both AMS and Raymond James Investment Management in the preceding table. This amount is removed in the calculation of "Total financial assets under management."

Activity (including activity in assets managed for affiliated entities)

	Year ended September 30,		
$ in billions	2023	2022	2021
Financial assets under management at beginning of year	$ 184.0	$ 202.2	$ 161.7
Raymond James Investment Management:			
Acquisition of Chartwell Investment Partners ("Chartwell") [1]	—	9.8	—
Raymond James Investment Management - net inflows/(outflows)	2.2	(1.5)	(0.5)
AMS - net inflows	6.0	9.7	13.5
Net market appreciation/(depreciation) in asset values	15.7	(36.2)	27.5
Financial assets under management at end of year	$ 207.9	$ 184.0	$ 202.2

(1) Represents June 1, 2022 assets under management of Chartwell, a registered investment adviser acquired as part of the TriState Capital acquisition. See Note 3 of the Notes to Consolidated Financial Statements of this Form 10-K for further information about this acquisition.

AMS

See "Management's Discussion and Analysis - Results of Operations - Private Client Group" for further information about our retail client assets, including those fee-based assets invested in programs managed by AMS.

Raymond James Investment Management

Assets managed by Raymond James Investment Management include assets managed by our subsidiaries: Eagle Asset Management, Scout Investments, Reams Asset Management (a division of Scout Investments), ClariVest Asset Management, Cougar Global Investments, and Chartwell, which was acquired on June 1, 2022 in connection with our acquisition of TriState Capital. The following table presents Raymond James Investment Management's AUM by objective, excluding assets for which it does not exercise discretion, as well as the approximate average client fee rate earned on such assets.

	As of September 30, 2023	
$ in billions	**AUM**	**Average fee rate**
Equity	$ 23.0	0.56 %
Fixed income	37.8	0.20 %
Balanced	7.9	0.33 %
Total financial assets under management	$ 68.7	0.34 %

Non-discretionary asset-based programs

The following table includes assets held in certain non-discretionary asset-based programs for which the Asset Management segment does not exercise discretion but provides administrative support (including for affiliated entities). The vast majority of these assets are also included in our PCG segment fee-based AUA (as disclosed in "Assets in fee-based accounts" in the "Selected key metrics - PCG client asset balances" section of our "Management's Discussion and Analysis - Results of Operations - Private Client Group").

	Year ended September 30,		
$ in billions	**2023**	2022	2021
Total assets	**$ 391.1**	$ 329.2	$ 365.3

The increase in assets compared to the prior year was primarily due to equity market appreciation, successful financial advisor recruiting and retention, and the continued trend of clients moving to fee-based accounts from transaction-based accounts. Administrative fees associated with these programs are predominantly based on balances at the beginning of each quarterly billing period.

RJ Trust

The following table includes assets held in asset-based programs in RJ Trust (including those managed for affiliated entities).

	Year ended September 30,		
$ in billions	**2023**	2022	2021
Total assets	**$ 8.5**	$ 7.3	$ 8.1

Year ended September 30, 2023 compared with the year ended September 30, 2022

Net revenues of $885 million decreased 3% and pre-tax income of $351 million decreased 9%.

Asset management and related administrative fees decreased $36 million, or 4%, driven by lower assets in non-discretionary asset-based programs and financial assets under management at AMS at the beginning of each of the current-year quarterly billing periods compared with the prior-year quarterly billing periods, as well as lower average financial assets under management at Raymond James Investment Management (excluding Chartwell), in each case primarily due to market-driven depreciation in asset values. These declines were partially offset by incremental revenues of Chartwell.

Compensation expenses increased $4 million, or 2%, and non-compensation expenses increased $2 million, or 1%, both primarily due to incremental expenses resulting from the Chartwell acquisition.

Year ended September 30, 2022 compared to the year ended September 30, 2021

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2022 Form 10-K for a discussion of our fiscal 2022 results compared to fiscal 2021.

RESULTS OF OPERATIONS – BANK

The Bank segment provides various types of loans, including SBL, corporate loans, residential mortgage loans, and tax-exempt loans. Our Bank segment is active in corporate loan syndications and participations and lending directly to clients. We also provide FDIC-insured deposit accounts, including to clients of our broker-dealer subsidiaries, as well as other retail and corporate deposit and liquidity management products and services. Our Bank segment generates net interest income principally through the interest income earned on loans and an investment portfolio of available-for-sale securities, which is offset by the interest expense it pays on client deposits and on its borrowings. Our Bank segment's net interest income is affected by the levels of interest rates, interest-earning assets and interest-bearing liabilities. Higher interest-earning asset balances and higher interest rates generally lead to increased net interest income, depending upon spreads realized on interest-bearing liabilities. For more information on average interest-earning asset and interest-bearing liability balances and the related interest income and expense, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Net interest analysis" of this Form 10-K. For an overview of our Bank segment operations, refer to the information presented in "Item 1 - Business" of this Form 10-K. Our Bank segment results include the results of TriState Capital Bank since the acquisition date of June 1, 2022. See Note 3 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding this acquisition.

Operating results

		Year ended September 30,			% change	
$ in millions		**2023**	2022	2021	2023 vs. 2022	2022 vs. 2021
Revenues:						
Interest income	$	**3,098** $	1,209 $	684	156 %	77 %
Interest expense		**(1,141)**	(156)	(42)	631 %	271 %
Net interest income		**1,957**	1,053	642	86 %	64 %
All other		**56**	31	30	81 %	3 %
Net revenues		**2,013**	1,084	672	86 %	61 %
Non-interest expenses:						
Compensation and benefits		**177**	84	51	111 %	65 %
Non-compensation expenses:						
Bank loan provision/(benefit) for credit losses		**132**	100	(32)	32 %	NM
RJBDP fees to PCG		**1,093**	357	183	206 %	95 %
All other		**240**	161	103	49 %	56 %
Total non-compensation expenses		**1,465**	618	254	137 %	143 %
Total non-interest expenses		**1,642**	702	305	134 %	130 %
Pre-tax income	$	**371** $	382 $	367	(3)%	4 %

Year ended September 30, 2023 compared with the year ended September 30, 2022

Net revenues of $2.01 billion increased 86%, while pre-tax income of $371 million decreased 3%.

Net interest income increased $904 million, or 86%, due to the significant increase in short-term interest rates and higher average interest-earning assets at Raymond James Bank, primarily bank loans, as well as incremental net interest income from the acquisition of TriState Capital Bank. These increases were partially offset by an increase in interest expense as we pursue more diversified funding sources which have a higher relative cost, such as the Enhanced Savings Program launched to PCG clients in our second fiscal quarter of 2023 and additional offerings of certificates of deposit. The net interest margin increased to 3.28% from 2.39% for the prior year.

All other revenues increased $25 million, or 81%, primarily due to incremental revenues from the TriState Capital Bank acquisition largely related to derivatives, valuation gains on certain company-owned life insurance policies compared with losses in the prior year, and higher foreign currency gains compared with the prior year.

The bank loan provision for credit losses was $132 million for the current year, compared with $100 million for the prior year. The bank loan provision for credit losses for the current year primarily reflected the impacts of a weakened macroeconomic outlook for certain loan portfolios, including a weakened outlook for commercial real estate prices compared with the prior year, charge-offs of certain loans, and loan downgrades during the year. These increases were partially offset by the favorable impact of loan repayments and sales, which had a larger impact on the current fiscal year expense than provisions on new loans. The provision for credit losses for the prior year reflected the impact of loan growth at Raymond James Bank and a weaker economic outlook at that time, as well as an initial provision for credit losses on loans acquired as part of the TriState Capital Bank acquisition.

Compensation expenses increased $93 million, or 111%, primarily due to incremental expenses of TriState Capital Bank and, to a lesser extent, increased headcount and annual salary increases.

Non-compensation expenses, excluding the bank loan provision for credit losses, increased $815 million, or 157%, primarily due to an increase in RJBDP and other fees paid to PCG, and incremental expenses associated with TriState Capital Bank. RJBDP fees paid to PCG increased $736 million, or 206%, primarily due to a significant increase in short-term interest rates. These Bank segment fees and the related revenues earned by the PCG segment are eliminated in consolidation (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Private Client Group" for further information about these servicing fees).

Year ended September 30, 2022 compared to the year ended September 30, 2021

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2022 Form 10-K for a discussion of our fiscal 2022 results compared to fiscal 2021.

RESULTS OF OPERATIONS – OTHER

This segment includes interest income on certain corporate cash balances, our private equity investments, which predominantly consist of investments in third-party funds, certain other corporate investing activity, and certain corporate overhead costs of RJF that are not allocated to other segments, including the interest costs on our public debt and any losses on extinguishment of such debt, certain provisions for legal and regulatory matters, and certain acquisition-related expenses. For an overview of our Other segment operations, refer to the information presented in "Item 1 - Business" of this Form 10-K.

Operating results

	Year ended September 30,			% change	
$ in millions	**2023**	2022	2021	2023 vs. 2022	2022 vs. 2021
Revenues:					
Interest income	$ 147	$ 25	$ 8	488 %	213 %
Net gains on private equity investments	6	9	74	(33)%	(88)%
All other	3	9	6	(67)%	50 %
Total revenues	156	43	88	263 %	(51)%
Interest expense	(97)	(93)	(96)	4 %	(3)%
Net revenues	59	(50)	(8)	NM	(525)%
Non-interest expenses:					
Compensation and benefits	95	90	77	6 %	17 %
Insurance settlement received	(32)	—	—	NM	— %
Losses on extinguishment of debt	—	—	98	— %	(100)%
All other	110	51	63	116 %	(19)%
Total non-interest expenses	173	141	238	23 %	(41)%
Pre-tax loss	$ (114)	$ (191)	$ (246)	40 %	22 %

Year ended September 30, 2023 compared to the year ended September 30, 2022

The pre-tax loss of $114 million was $77 million lower than the loss in the prior year.

Net revenues increased $109 million, primarily due to an increase in interest income earned as a result of higher short-term interest rates applicable to our corporate cash balances.

Non-interest expenses increased $32 million, or 23%, primarily due to a provision in the current year related to the SEC industry sweep on off-platform communications. This increase was partially offset by a $32 million insurance settlement received during the current year related to a previously settled legal matter, which was reflected as an offset to Other expenses, and a $22 million decrease in acquisition-related expenses.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis
Year ended September 30, 2022 compared to the year ended September 30, 2021

Refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2022 Form 10-K for a discussion of our fiscal 2022 results compared to fiscal 2021.

STATEMENT OF FINANCIAL CONDITION ANALYSIS

The assets on our Consolidated Statements of Financial Condition consisted primarily of cash and cash equivalents, assets segregated for regulatory purposes and restricted cash (primarily segregated for the benefit of clients), receivables including bank loans, financial instruments held either for trading purposes or as investments, goodwill and identifiable intangible assets, and other assets. A significant portion of our assets were liquid in nature, providing us with flexibility in financing our business.

Total assets of $78.36 billion as of September 30, 2023 were $2.59 billion, or 3%, less than our total assets as of September 30, 2022. Assets segregated for regulatory purposes and restricted cash decreased $5.25 billion, primarily due to a decrease in client cash sweep balances, which resulted in a decline in client cash held in our CIP and a corresponding decline in segregated assets. The available-for-sale securities portfolio decreased $704 million as a result of our intention to utilize the cash generated from maturities in this portfolio as a source of funding for our business activities. Partially offsetting these decreases was a $3.14 billion increase in cash and cash equivalents as we have increased the cash held in our Bank segment since September 30, 2022 as a result of market factors that have impacted the banking industry during fiscal 2023, providing us flexibility to meet the needs of our clients. Bank loans, net increased $536 million primarily driven by an increase in residential mortgage loans and CRE loans, partially offset by a decrease in C&I loans and SBL.

As of September 30, 2023, our total liabilities of $68.17 billion were $3.35 billion, or 5%, less than our total liabilities as of September 30, 2022, primarily driven by a $6.0 billion decline in brokerage client payables, primarily related to the aforementioned decrease in CIP balances as of September 30, 2023. This decrease was partially offset by an increase in bank deposits of $2.84 billion, primarily due to the launch of the ESP to PCG clients in March 2023, which raised $13.59 billion of deposits during the year ended September 30, 2023, enabling us to shift a portion of our client cash sweep balances in the RJBDP from being held as bank deposits in our Bank segment to third-party banks in our RJBDP, which do not impact our Consolidated Statements of Financial Condition. The increase in deposits also allowed us to reduce our already modest level of borrowings from the FHLB by $190 million compared to September 30, 2022, despite the banking market conditions that arose during fiscal 2023.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and capital are essential to our business. The primary goal of our liquidity management activities is to ensure adequate funding and liquidity to conduct our business over a range of economic and market environments, including times of broader industry or market liquidity stress events, such as those which occurred in the banking industry during fiscal 2023. In times of market stress or uncertainty, we generally maintain higher levels of capital and liquidity, including increased cash levels in our Bank segment, to ensure we have adequate funding to support our business and meet our clients' needs. We seek to manage capital levels to support execution of our business strategy, provide financial strength to our subsidiaries, and maintain sustained access to the capital markets, while at the same time meeting our regulatory capital requirements and conservative internal management targets.

Liquidity and capital resources are provided primarily through our business operations and financing activities. Our business operations generate substantially all of their own liquidity and funding needs. We have a contingency funding plan which would guide our actions if one or more of our businesses were to experience disruptions from normal funding and liquidity sources. These actions include reallocating client cash balances in the RJBDP from third-party banks to our bank subsidiaries thereby bringing those deposits onto our Consolidated Statements of Financial Condition, increasing our FHLB borrowings at our bank subsidiaries, accessing committed and uncommitted lines of credit at the parent or certain operating subsidiaries, accessing capital markets, or in certain circumstances accessing certain borrowings from the Federal Reserve.

We also have the ability to create additional sources of funding by developing new products to meet the financial needs of our clients. In March 2023 we launched the ESP by which PCG clients can deposit cash in a FDIC-insured high-yield Raymond James Bank account. With each of our deposit offerings, we work to obtain sufficient liquidity to support our business operations while also maintaining a high level of FDIC insurance coverage for our clients.

Our financing activities could also include bank borrowings, collateralized financing arrangements, or additional capital raising activities under our "universal" shelf registration statement. We believe our existing assets, most of which are liquid in nature, together with funds generated from operations and available from committed and uncommitted financing facilities, provide adequate funds for continuing operations at current levels of activity in the short-term. We also believe that we will be able to continue to meet our long-term funding and liquidity requirements due to our strong financial position and ability to access capital from financial markets.

Liquidity and capital management

Senior management establishes our liquidity and capital management frameworks. Our liquidity and capital management frameworks are overseen by the RJF Asset and Liability Committee, a senior management committee that develops and executes strategies and policies to manage our liquidity risk and interest rate risk, as well as provides oversight over the firm's investments. Our liquidity management framework is designed to ensure we have a sufficient amount of funding, even when funding markets experience stress. We manage the maturities and diversity of our funding across products and seek to maintain a diversified funding profile with an appropriate tenor, taking into consideration the characteristics and liquidity profile of our assets (e.g., the maturities of our available-for-sale securities portfolio). The liquidity management framework includes senior management's review of short- and long-term cash flow forecasts, review of necessary expenditures, monitoring of the availability of alternative sources of financing, and daily monitoring of liquidity in our significant subsidiaries. Our decisions on the allocation of resources to our business units consider, among other factors, projected profitability, cash flow, risk, future liquidity needs, and required capital levels. Our treasury department assists in evaluating, monitoring and controlling the impact that our business activities have on our financial condition and liquidity, and also maintains our relationships with various lenders. The objective of our liquidity management framework is to support the successful execution of our business strategies while ensuring ongoing and sufficient funding and liquidity.

Our capital planning and capital risk management processes are governed by the Capital Planning Committee ("CPC"), a senior management committee that provides oversight on our capital planning and ensures that our strategic planning and risk management processes are integrated into the capital planning process. The CPC meets at least quarterly to review key metrics related to the firm's capital, such as debt structure and capital ratios; to analyze potential and emerging risks to capital; to oversee our annual firmwide capital stress test; and to propose capital actions to the Board of Directors, such as declaring dividends, repurchasing securities, and raising capital. To ensure that we have sufficient capital to absorb unanticipated losses, the firm adheres to capital risk appetite statements and tolerances set in excess of regulatory minimums, which are established by the CPC and approved by the Board of Directors. We conduct enterprise-wide capital stress testing to ensure that we maintain adequate capital to adhere to our established tolerances under multiple scenarios, including a stressed scenario.

Capital structure

Common equity (i.e., common stock, additional paid-in capital, and retained earnings) is the primary component of our capital structure. Common equity allows for the absorption of losses on an ongoing basis and for the conservation of resources during stress periods, as it provides us with discretion on the amount and timing of dividends and other capital actions. Information about our common equity is included in the Consolidated Statements of Financial Condition, the Consolidated Statements of Changes in Shareholders' Equity, and Note 20 of the Notes to Consolidated Financial Statements of this Form 10-K.

Under regulatory capital rules applicable to us as a bank holding company, we are required to maintain minimum leverage ratios (defined as tier 1 capital divided by adjusted average assets), as well as minimum ratios of tier 1 capital, common equity tier 1 ("CET1"), and total capital to risk-weighted assets. These capital ratios incorporate quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under the regulatory capital rules and are subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. We calculate these ratios in order to assess compliance with both regulatory requirements and internal capital policies. In order to maintain our ability to take certain capital actions, including dividends and common equity repurchases, and to make bonus payments, we must hold a capital conservation buffer above our minimum risk-based capital requirements. See Note 24 of the Notes to Consolidated Financial Statements of this Form 10-K for further information about our regulatory capital and related capital ratios.

We have classified all of our investments in debt securities as available-for-sale and have not classified any of our investments in debt securities as held-to-maturity. Accordingly, we account for our available-for-sale securities at fair value at each reporting date, with unrealized gains and losses, net of tax, included in accumulated other comprehensive income ("AOCI"). Current Basel III rules permit us to make an election to exclude most components of AOCI when calculating CET1, tier 1 capital, and total capital. We have elected the AOCI opt-out for regulatory capital purposes and therefore exclude certain elements of AOCI, including gains/losses on our available-for-sale portfolio, from our capital calculations.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

On July 27, 2023, U.S. banking regulators issued proposed rules that, if enacted, would result in changes to regulations applicable to bank holding companies, including higher capital requirements and eliminating the AOCI opt-out election, which could reduce our regulatory capital ratios in the future. Under the proposed rule, if enacted, there would be a three-year transition period for the elimination of the AOCI opt-out election. We are evaluating these proposals, most of which would apply to us if our average total consolidated assets for four consecutive calendar quarters exceeded $100 billion, to assess their potential impact to our businesses and strategies.

The following table presents the components of RJF's regulatory capital used to calculate the aforementioned regulatory capital ratios.

$ in millions	September 30, 2023	September 30, 2022
Common equity tier 1 capital/Tier 1 capital		
Common stock and related additional paid-in capital	$ 3,145	$ 2,989
Retained earnings	10,213	8,843
Treasury stock	(2,252)	(1,512)
Accumulated other comprehensive loss	(971)	(982)
Less: Goodwill and identifiable intangible assets, net of related deferred tax liabilities	(1,776)	(1,805)
Other adjustments	886	847
Common equity tier 1 capital	9,245	8,380
Preferred stock	79	120
Less: Tier 1 capital deductions	(3)	(20)
Tier 1 capital	9,321	8,480
Tier 2 capital		
Qualifying subordinated debt	100	100
Qualifying allowances for credit losses	513	451
Tier 2 capital	613	551
Total capital	$ 9,934	$ 9,031

The following table presents RJF's risk-weighted assets by exposure type used to calculate the aforementioned regulatory capital ratios.

$ in millions	September 30, 2023	September 30, 2022
On-balance sheet assets:		
Corporate exposures	$ 19,262	$ 20,147
Exposures to sovereign and government-sponsored entities [1]	1,844	2,002
Exposures to depository institutions, foreign banks, and credit unions	1,878	3,003
Exposures to public-sector entities	698	696
Residential mortgage exposures	4,377	3,732
Statutory multifamily mortgage exposures	118	71
High volatility commercial real estate exposures	141	128
Past due loans	203	110
Equity exposures	538	445
Securitization exposures	134	129
Other assets	8,665	7,325
Off-balance sheet:		
Standby letters of credit	91	62
Commitments with original maturity of one year or less	131	98
Commitments with original maturity greater than one year	2,396	2,437
Over-the-counter derivatives	311	305
Other off-balance sheet items	275	423
Market risk-weighted assets	2,485	3,063
Total standardized risk-weighted assets	$ 43,547	$ 44,176

(1) RJF's exposure is predominantly to the U.S. government and its agencies.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

Cash flows

Cash and cash equivalents (excluding amounts segregated for regulatory purposes and restricted cash) of $9.31 billion at September 30, 2023 increased $3.14 billion compared with September 30, 2022. The increase in cash and cash equivalents primarily resulted from net income earned during the year, proceeds from loan sales, cash resulting from maturities within our available-for-sale securities portfolio, and an increase in bank deposits, as additional deposits from the launch of our ESP to PCG clients in March 2023 and additional offerings of certificates of deposit during the year more than offset a decline in RJBDP balances swept to our Bank segment. These increases were partially offset by purchases of bank loans, cash used to fund common stock repurchases during the year of $788 million, as well as to pay dividends on our common and preferred stock, and purchases of available-for-sale securities.

Sources of liquidity

Approximately $2.08 billion of our total September 30, 2023 cash and cash equivalents was RJF corporate cash, which included the cash held at the parent company as well as cash it loaned to RJ&A. As of September 30, 2023, RJF had loaned $1.39 billion to RJ&A (such amount is included in the RJ&A cash balance in the following table), which RJ&A has invested on behalf of RJF in cash and cash equivalents or otherwise deployed in its normal business activities.

The following table presents our holdings of cash and cash equivalents.

$ in millions	September 30, 2023
RJF	$ 717
Raymond James Bank	2,536
TriState Capital Bank	2,488
RJ&A	2,124
RJ Ltd.	528
RJFS	165
Charles Stanley Group Limited	159
Raymond James Capital Services, LLC	106
RJTCNH	97
Raymond James Investment Management	97
Other subsidiaries	296
Total cash and cash equivalents	**$ 9,313**

RJF maintained depository accounts at Raymond James Bank and TriState Capital Bank totaling $282 million as of September 30, 2023. The portion of this total that was available on demand without restrictions, which amounted to $240 million as of September 30, 2023, is reflected in the RJF cash balance and excluded from Raymond James Bank's cash balance in the preceding table.

Due to market volatility in the banking industry during fiscal 2023, we maintained a higher level of cash balances at Raymond James Bank and TriState Capital Bank as of September 30, 2023, a combined increase of $3.3 billion compared with September 30, 2022, as part of our liquidity management strategies.

As of September 30, 2023, a large portion of the cash and cash equivalents balances at our non-U.S subsidiaries, including RJ Ltd. and Charles Stanley Group Limited, was held to meet regulatory requirements and was not available for use by the parent.

In addition to the cash balances described, we have various other potential sources of cash available to the parent company from subsidiaries, as described in the following section.

Liquidity available from subsidiaries

Liquidity is principally available to RJF from RJ&A and Raymond James Bank.

Certain of our broker-dealer subsidiaries are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. As a member firm of FINRA, RJ&A is subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which RJ&A has elected. Regulations require that minimum net capital, as defined, be equal to the greater of $1.5 million or 2% of aggregate debit items arising from client balances. In addition, covenants in RJ&A's committed financing facilities require its net capital to be a minimum of 10% of aggregate debit items. At September 30, 2023, RJ&A significantly exceeded the minimum regulatory requirements, the covenants in its financing arrangements pertaining to net capital, as well as its internally-targeted net capital tolerances. FINRA may impose certain restrictions, such as restricting withdrawals of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements which may result in RJ&A limiting dividends it would otherwise remit to RJF. We evaluate regulatory requirements, loan covenants and certain internal tolerances when determining the amount of liquidity available to RJF from RJ&A.

Raymond James Bank may pay dividends to RJF without prior approval of its regulator as long as the dividends do not exceed the sum of its current calendar year and the previous two calendar years' retained net income, and it maintains its targeted regulatory capital ratios. Dividends may be limited to the extent that capital is needed to support balance sheet growth or as part of our liquidity and capital management activities.

Although we have liquidity available to us from our other subsidiaries, the available amounts may not be as significant as those previously described and, in certain instances, may be subject to regulatory requirements.

Borrowings and financing arrangements

Financing arrangements

We have various financing arrangements in place with third-party lenders that allow us the flexibility to borrow funds on a secured or unsecured basis to meet our liquidity needs. We generally utilize these financing arrangements to finance a portion of our fixed income trading instruments held by RJ&A or for cash management purposes. Our ability to borrow under these arrangements is dependent upon compliance with the conditions in our various loan agreements and, in the case of secured borrowings, collateral eligibility requirements.

As of September 30, 2023, RJF and RJ&A had the ability to borrow under our $750 million Credit Facility, a committed unsecured line of credit; however, we had no such borrowings outstanding under this facility as of September 30, 2023. See our discussion of the Credit Facility in Note 16 of the Notes to Consolidated Financial Statements of this Form 10-K.

In addition to our Credit Facility, we have various uncommitted financing arrangements with third-party lenders, which are in the form of secured lines of credit, secured bilateral repurchase agreements, or unsecured lines of credit. Our uncommitted secured financing arrangements generally require us to post collateral in excess of the amount borrowed and are generally collateralized by RJ&A-owned securities or by securities that we have received as collateral under reverse repurchase agreements (i.e., securities purchased under agreements to resell). As of September 30, 2023, we had outstanding borrowings under two uncommitted secured borrowing arrangements out of a total of 13 uncommitted financing arrangements (nine uncommitted secured and four uncommitted unsecured). However, lenders are under no contractual obligation to lend to us under uncommitted credit facilities.

Our borrowings on uncommitted financing arrangements, which were in the form of repurchase agreements in RJ&A, were included in "Collateralized financings" on our Consolidated Statements of Financial Condition. The average daily balance outstanding during the five most recent quarters, the maximum month-end balance outstanding during the quarter and the period-end balances for repurchase agreements and reverse repurchase agreements are detailed in the following table.

	Repurchase transactions			Reverse repurchase transactions		
For the quarter ended: *($ in millions)*	**Average daily balance outstanding**	**Maximum month-end balance outstanding during the quarter**	**End of period balance outstanding**	**Average daily balance outstanding**	**Maximum month-end balance outstanding during the quarter**	**End of period balance outstanding**
September 30, 2023	$ 153	$ 232	$ 157	$ 215	$ 279	$ 187
June 30, 2023	$ 123	$ 128	$ 110	$ 179	$ 181	$ 181
March 31, 2023	$ 174	$ 223	$ 150	$ 236	$ 310	$ 167
December 31, 2022	$ 245	$ 257	$ 150	$ 288	$ 306	$ 156
September 30, 2022	$ 196	$ 294	$ 294	$ 249	$ 367	$ 367

Other borrowings and collateralized financings

We had $1.00 billion in FHLB borrowings outstanding at September 30, 2023, comprised of floating-rate and fixed-rate advances. The interest rates on our floating-rate advances are based on SOFR. We use interest rate swaps to manage the risk of increases in interest rates associated with the majority of our floating-rate FHLB advances by converting the balances subject to variable interest rates to a fixed interest rate.

We pledge certain of our bank loans and available-for-sale securities with the FHLB as security for both the repayment of certain borrowings and to secure capacity for additional borrowings as needed. During the year ended September 30, 2023, we increased our borrowing capacity with the FHLB through the pledge of additional available-for-sale securities. At September 30, 2023, we had pledged with the FHLB bank loans and available-for-sale securities of $9.40 billion and $3.66 billion, respectively. As of September 30, 2023, we had an additional $9.25 billion in immediate credit available from the FHLB based on the collateral pledged. Further, with the pledge of incremental collateral, we could further increase credit available to us from the FHLB. See Notes 7 and 16 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information regarding bank loans, net and available-for-sale securities pledged with the FHLB and for further information on our FHLB borrowings, including the related maturities and interest rates.

A portion of our fixed income transactions are cleared through a third-party clearing organization, which provides financing for the purchase of trading instruments to support such transactions. The amount of financing is based on the amount of trading inventory financed, as well as any deposits held at the clearing organization. Amounts outstanding under this financing arrangement are collateralized by a portion of our trading inventory and accrue interest based on market rates. While we had borrowings outstanding as of September 30, 2023, the clearing organization is under no contractual obligation to lend to us under this arrangement.

As member banks, Raymond James Bank and TriState Capital Bank have access to the Federal Reserve's discount window and may have access to other lending programs that may be established by the Federal Reserve in unusual and exigent circumstances, including the Bank Term Funding Program that was created by the Federal Reserve on March 12, 2023; however, we do not view borrowings from the Federal Reserve as one of our primary sources of funding. See Note 7 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information regarding bank loans, net pledged with the FRB.

At September 30, 2023, we had subordinated notes due 2030 outstanding, with an aggregate principal amount of $98 million. See Note 16 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information regarding these borrowings.

We may act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one counterparty and then lend them to another counterparty. Where permitted, we have also loaned securities owned by clients or the firm to broker-dealers and other financial institutions. We account for each of these types of transactions as collateralized agreements and financings, with the outstanding balance of $180 million as of September 30, 2023 related to the securities loaned included in "Collateralized financings" on our Consolidated Statements of Financial Condition of this Form 10-K. See Notes 2 and 7 of the Notes to Consolidated Financial Statements of this Form 10-K for more information on our collateralized agreements and financings.

Senior notes payable

At September 30, 2023, we had aggregate outstanding senior notes payable of $2.04 billion, which, exclusive of any unaccreted premiums or discounts and debt issuance costs, was comprised of $500 million par 4.65% senior notes due 2030, $800 million par 4.95% senior notes due 2046, and $750 million par 3.75% senior notes due 2051. See Note 17 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information on senior notes payable. At September 30, 2023, estimated future contractual interest payments on our senior notes were approximately $1.9 billion, of which $91 million is payable in fiscal 2024, with the remainder extending through 2051.

Credit ratings

Our issuer, senior long-term debt, and preferred stock credit ratings as of the most current report are detailed in the following table.

	Credit Rating		
	Fitch Ratings, Inc.	**Moody's**	**Standard & Poor's Ratings Services**
Issuer and senior long term debt:			
Rating	A-	A3	A-
Outlook	Stable	Stable	Stable
Last rating action	Affirmed	Upgrade	Upgrade
Date of last rating action	March 2023	February 2022	February 2023
Preferred stock:			
Rating	BB+	Baa3 (hyb)	Not rated
Last rating action	Affirmed	Assigned	N/A
Date of last rating action	March 2023	August 2022	N/A

Our current credit ratings depend upon a number of factors, including industry dynamics, operating and economic environment, operating results, operating margins, earnings trends and volatility, balance sheet composition, liquidity and liquidity management, capital structure, overall risk management, business diversification and market share, and competitive position in the markets in which we operate. Deterioration in any of these factors could impact our credit ratings. Any rating downgrades could increase our costs in the event we were to obtain additional financing.

Should our credit rating be downgraded prior to a public debt offering, it is probable that we would have to offer a higher rate of interest to bond holders. A downgrade to below investment grade may make a public debt offering difficult to execute on terms we would consider to be favorable. A downgrade below investment grade could result in the termination of certain derivative contracts and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing overnight collateralization on our derivative instruments in liability positions. A credit downgrade could damage our reputation and result in certain counterparties limiting their business with us, result in negative comments by analysts, potentially negatively impact investors' and/or clients' perception of us, cause clients to withdraw bank deposits that exceed FDIC insurance limits from our bank subsidiaries, and cause a decline in our stock price. None of our borrowing arrangements contains a condition or event of default related to our credit ratings. However, a credit downgrade would result in the firm incurring a higher facility fee on the Credit Facility, in addition to triggering a higher interest rate applicable to any borrowings outstanding on that line as of and subsequent to such downgrade. Conversely, an improvement in RJF's current credit rating could have a favorable impact on the facility fee, as well as the interest rate applicable to any borrowings on such line.

Other sources and uses of liquidity

We have company-owned life insurance policies which are utilized to fund certain non-qualified deferred compensation plans and other employee benefit plans. Certain of our non-qualified deferred compensation plans and other employee benefit plans are employee-directed (i.e., the participant chooses investment portfolio benchmarks) while others are company-directed. Of the company-owned life insurance policies which fund these plans, certain policies could be used as a source of liquidity for the firm. Those policies against which we could readily borrow had a cash surrender value of $895 million as of September 30, 2023, comprised of $589 million related to employee-directed plans and $306 million related to company-directed plans, and we were able to borrow up to 90%, or $806 million, of the September 30, 2023 total without restriction. To effect any such borrowing, the underlying investments would be converted to money market investments, therefore requiring us to take market risk related to the employee-directed plans. There were no borrowings outstanding against any of these policies as of September 30, 2023.

On May 12, 2021, we filed a "universal" shelf registration statement with the SEC pursuant to which we can issue debt, equity and other capital instruments if and when necessary or perceived by us to be opportune. Subject to certain conditions, this registration statement will be effective through May 12, 2024.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

As part of our ongoing operations, we also enter into contractual arrangements that may require future cash payments, including certificates of deposit, lease obligations and other contractual arrangements, such as for software and various services. See Notes 14 and 15 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding our lease obligations and certificates of deposit, respectively. We have entered into investment commitments, lending commitments, and other commitments to extend credit for which we are unable to reasonably predict the timing of future payments. See Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K for further information.

REGULATORY

Refer to the discussion of the regulatory environment in which we operate and the impact on our operations of certain rules and regulations in "Item 1 - Business - Regulation" of this Form 10-K.

RJF and many of its subsidiaries are each subject to various regulatory capital requirements. As of September 30, 2023, all of our active regulated domestic and international subsidiaries had net capital in excess of minimum requirements. In addition, RJF, Raymond James Bank, and TriState Capital Bank were categorized as "well-capitalized" as of September 30, 2023. The maintenance of certain risk-based and other regulatory capital levels could influence various capital allocation decisions impacting one or more of our businesses. However, due to the current capital position of RJF and its regulated subsidiaries, we do not anticipate these capital requirements will have a negative impact on our future business activities. See Note 24 of the Notes to Consolidated Financial Statements of this Form 10-K for further information on regulatory capital requirements.

In August 2023, Raymond James Investment Services Limited, one of our U.K. subsidiaries, agreed to a Voluntary Application for Imposition of Requirements ("VREQ") with the FCA that prohibits the onboarding of new branches or financial advisors without the prior consent of the FCA. We do not expect this VREQ to have a material impact on our consolidated results of operations.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with GAAP, which require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting period. Management has established detailed policies and control procedures intended to ensure the appropriateness of such estimates and assumptions and their consistent application from period to period. For a description of our significant accounting policies, see Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K.

Due to their nature, estimates involve judgment based upon available information. Actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements. Therefore, understanding these critical accounting estimates is important in understanding our reported results of operations and financial position. We believe that of our accounting estimates and assumptions, those described in the following sections involve a high degree of judgment and complexity.

Loss provisions

Loss provisions for legal and regulatory matters

The recorded amount of liabilities related to legal and regulatory matters is subject to significant management judgment. For a description of the significant estimates and judgments associated with establishing such accruals, see the "Contingent liabilities" section of Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K. In addition, refer to Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding legal and regulatory matters contingencies as of September 30, 2023.

Allowance for credit losses

We evaluate certain of our financial assets, including bank loans, to estimate an allowance for credit losses based on expected credit losses over a financial asset's lifetime. The remaining life of our financial assets is determined by considering contractual terms and expected prepayments, among other factors. We use multiple methodologies in estimating an allowance for credit losses and our approaches differ by type of financial asset and the risk characteristics within each financial asset type. Our estimates are based on ongoing evaluations of our financial assets, the related credit risk characteristics, and the overall economic and environmental conditions affecting the financial assets. Our process for determining the allowance for credit losses includes a complex analysis of several quantitative and qualitative factors requiring significant management judgment due to matters that are inherently uncertain. This uncertainty can produce volatility in our allowance for credit losses. In addition, the allowance for credit losses could be insufficient to cover actual losses. In such an event, any losses in excess of our allowance would result in a decrease in our net income, as well as a decrease in the level of regulatory capital.

We generally estimate the allowance for credit losses on bank loans using credit risk models which incorporate relevant available information from internal and external sources relating to past events, current conditions, and reasonable and supportable economic forecasts. After testing the reasonableness of a variety of economic forecast scenarios, each model is run using a single forecast scenario selected for each model. Our forecasts incorporate assumptions related to macroeconomic indicators including, but not limited to, U.S. gross domestic product, equity market indices, unemployment rates, and commercial real estate and residential home price indices.

To demonstrate the sensitivity of credit loss estimates on our bank loan portfolio to macroeconomic forecasts, we compared our modeled estimates under the base case economic scenario used to estimate the allowance for credit losses as of September 30, 2023 to what our estimate would have been under a downside case scenario and an upside case scenario, without considering any offsetting effects in the qualitative component of our allowance for credit losses as of September 30, 2023. As of September 30, 2023, use of the downside case scenario would have resulted in an increase of approximately $235 million in the quantitative portion of our allowance for credit losses on bank loans, while the use of the upside case scenario would have resulted in a reduction of approximately $50 million in the quantitative portion of our allowance for credit losses on bank loans. These hypothetical outcomes reflect the relative sensitivity of the modeled portion of our allowance estimate to macroeconomic forecasted scenarios but do not consider any potential impact qualitative adjustments could have on the allowance for credit losses in such environments. Qualitative adjustments could either increase or decrease modeled loss estimates calculated using an alternative economic scenario assumption. Further, such sensitivity calculations do not necessarily reflect the nature and extent of future changes in the related allowance for a number of reasons including: (1) management's predictions of future economic trends and relationships among the scenarios may differ from actual events; and (2) management's application of subjective measures to modeled results through the qualitative portion of the allowance for credit losses when appropriate. The downside case scenario utilized in this hypothetical sensitivity analysis assumes a moderate recession. To the extent macroeconomic conditions worsen beyond those assumed in this downside case scenario, we could incur provisions for credit losses significantly in excess of those estimated in this analysis.

See Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding our allowance for credit losses related to bank loans as of September 30, 2023.

ACCOUNTING STANDARDS UPDATE

In March 2022, the Financial Accounting Standards Board issued new guidance related to troubled debt restructurings and disclosures regarding write-offs of financing receivables (ASU 2022-02), amending guidance related to the measurement of credit losses on financial instruments (ASU 2016-13). The amendment eliminates the accounting guidance for troubled debt restructurings for creditors, but requires enhanced disclosures for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty, and requires disclosure of current-period gross write-offs by year of origination for financing receivables. This guidance was adopted on a prospective basis on October 1, 2023 and did not have a material impact on our financial position and results of operations.

See Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding accounting guidance adopted during the year ended September 30, 2023.

RISK MANAGEMENT

Risks are an inherent part of our business and activities. Management of risk is critical to our fiscal soundness and profitability. Our risk management processes are multi-faceted and require communication, judgment and knowledge of financial products and markets. We have a formal Enterprise Risk Management ("ERM") program to assess and review aggregate risks across the firm. Our management takes an active role in the ERM process, which requires specific administrative and business functions to participate in the identification, assessment, monitoring and control of various risks.

The principal risks related to our business activities are market, credit, liquidity, operational, model, and compliance.

Governance

Our Board of Directors, including its Risk Committee and Audit Committee, oversees the firm's management and mitigation of risk, reinforcing a culture that encourages ethical conduct and risk management throughout the firm. Senior management communicates and reinforces this culture through three lines of risk management and a number of senior-level management committees. Our first line of risk management, which includes all of our businesses, owns its risks and is responsible for identifying, mitigating, and escalating risks arising from its day-to-day activities. The second line of risk management, which includes Compliance and Risk Management, advises our client-facing businesses and other first-line functions in identifying, assessing, and mitigating risk. The second line of risk management tests and monitors the effectiveness of controls, as deemed necessary, and escalates risks when appropriate to senior management and the Board of Directors. The third line of risk management, Internal Audit, independently reviews activities conducted by the previous lines of risk management to assess their management and mitigation of risk, providing additional assurance to the Board of Directors and senior management, with a view toward enhancing our oversight, management, and mitigation of risk. Our legal department provides legal advice and guidance to each of these three lines of risk management.

Market risk

Market risk is our risk of loss resulting from the impact of changes in market prices on our trading inventory, derivatives, and investment positions. We have exposure to market risk primarily through our broker-dealer trading operations and our banking operations. Through our broker-dealer subsidiaries, we trade debt obligations and equity securities and maintain trading inventories to ensure availability of securities to facilitate client transactions. Inventory levels may fluctuate daily as a result of client demand. We also hold investments within our available-for-sale securities portfolio, and from time to time may hold Small Business Administration loan securitizations not yet sold. Our primary market risks relate to interest rates, equity prices, and foreign exchange rates. Interest rate risk results from changes in levels of interest rates, the volatility of interest rates, mortgage prepayment speeds, and credit spreads. Equity risk results from changes in prices of equity securities. Foreign exchange risk results from changes in spot prices, forward prices, and volatility of foreign exchange rates. See Notes 2, 4, 5 and 6 of the Notes to Consolidated Financial Statements of this Form 10-K for fair value and other information regarding our trading inventories, available-for-sale securities, and derivative instruments.

We regularly enter into underwriting commitments and, as a result, we may be subject to market risk on any unsold securities issued in the offerings to which we are committed. Risk exposure is controlled by limiting our participation, the transaction size, or through the syndication process.

The Market Risk Management department is responsible for measuring, monitoring, and reporting market risks associated with the firm's trading and derivative portfolios. While Market Risk Management maintains ongoing communication with the revenue-generating business units, it is independent of such units.

Interest rate risk

Trading activities

We are exposed to interest rate risk as a result of our trading inventory (primarily comprised of fixed income instruments) in our Capital Markets segment. Changes in the value of our trading inventory may result from fluctuations in interest rates, credit spreads, equity prices, macroeconomic factors, investor expectations or risk appetites, liquidity, as well as dynamic relationships between these factors. We actively manage interest rate risk arising from our fixed income trading inventory through the use of hedging strategies utilizing U.S. Treasuries, exchange traded funds, futures contracts, liquid spread products, and derivatives.

Our primary method for controlling risks within trading inventories is through the use of dollar-based and exposure-based limits. A hierarchy of limits exists at multiple levels, including firm, business unit, desk (e.g., for equities, corporate bonds, municipal bonds), product sub-type (e.g., below-investment-grade positions) and issuer concentration. For derivative positions, which are primarily comprised of interest rate swaps, we have established sensitivity-based and foreign exchange spot limits. Trading positions and derivatives are monitored against these limits through daily reports that are distributed to senior management. During volatile markets, we may temporarily reduce limits and/or choose to pare our trading inventories to reduce risk.

We monitor Value-at-Risk ("VaR") for all of our trading portfolios on a daily basis for risk management purposes and as a result of applying the Fed's Market Risk Rule ("MRR") for the purpose of calculating our capital ratios. The MRR, also known as the "Risk-Based Capital Guidelines: Market Risk" rule released by the Fed, the OCC, and the FDIC, requires us to calculate VaR for all of our trading portfolios, including fixed income, equity, derivatives, and foreign exchange instruments. VaR is an appropriate statistical technique for estimating potential losses in trading portfolios due to typical adverse market movements over a specified time horizon with a suitable confidence level. However, there are inherent limitations to utilizing VaR including: historical movements in markets may not accurately predict future market movements; VaR does not take into account the liquidity of individual positions; VaR does not estimate losses over longer time horizons; and extended periods of one-directional markets potentially distort risks within the portfolio. In addition, should markets become more volatile, actual trading losses may exceed VaR results presented on a single day and might accumulate over a longer time horizon. As a result, management complements VaR with sensitivity analysis and stress testing and employs additional controls such as a daily review of trading results, review of aged inventory, independent review of pricing, monitoring of concentrations, and review of issuer ratings.

To calculate VaR, we use models that incorporate historical simulation. This approach assumes that historical changes in market conditions, such as in interest rates and equity prices, are representative of future changes. Simulation is based on daily market data for the previous twelve months. VaR is reported at a 99% confidence level for a one-day time horizon. Assuming that future market conditions change as they have in the past twelve months, we would expect to incur losses greater than those predicted by our one-day VaR estimates about once every 100 trading days, or about three times per year on average. The VaR model is independently reviewed by our Model Risk Management function. See the "Model risk" section that follows for further information.

The modeling of the risk characteristics of trading positions involves a number of assumptions and approximations that management believes to be reasonable. However, there is no uniform industry methodology for estimating VaR, and different assumptions or approximations could produce materially different VaR estimates. As a result, VaR results are more reliable when used as indicators of risk levels and trends within a firm than as a basis for inferring differences in risk-taking across firms.

The following table sets forth the high, low, period-end and average daily one-day VaR for all of our trading portfolios, including fixed income and equity instruments, and for our derivatives for the periods and dates indicated.

| | Year ended September 30, 2023 | | Period-end VaR | | | Year ended September 30, | |
$ in millions	High	Low	September 30, 2023	September 30, 2022	$ in millions	2023	2022
Daily VaR	$ 3	$ 1	$ 2	$ 3	Average daily VaR	$ 2	$ 1

Average daily VaR was higher during the year ended September 30, 2023 compared with the year ended September 30, 2022 due to the impact of increased market volatility during the year, as well as the addition of the SumRidge Partners trading inventory beginning in July 2022.

The Fed's MRR requires us to perform daily back-testing procedures for our VaR model, whereby we compare each day's projected VaR to its regulatory-defined daily trading losses, which exclude fees, commissions, reserves, net interest income, and intraday trading. Regulatory-defined daily trading losses are used to evaluate the performance of our VaR model and are not comparable to our actual daily net revenues. Based on these daily "ex ante" versus "ex post" comparisons, we determine whether the number of times that regulatory-defined daily trading losses exceed VaR is consistent with our expectations at a 99% confidence level. During the year ended September 30, 2023, our regulatory-defined daily losses in our trading portfolios exceeded our predicted VaR on three occasions in line with our previously described expectations.

Separately, RJF provides additional market risk disclosures to comply with the MRR, including 10-day VaR and 10-day Stressed VaR, which are available on our website at https://www.raymondjames.com/investor-relations/financial-information/filings-and-reports within "Other Reports and Information."

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

<u>Banking operations</u>

Our Bank segment maintains an interest-earning asset portfolio that is comprised of cash, SBL, C&I loans, CRE loans, REIT loans, residential mortgage loans, and tax-exempt loans, as well as securities held in the available-for-sale securities portfolio. These interest-earning assets are primarily funded by client deposits. Based on the current asset portfolio, our banking operations are subject to interest rate risk. We analyze interest rate risk based on forecasted net interest income, which is the net amount of interest received and interest paid, and the net portfolio valuation, both across a range of interest rate scenarios.

One of the objectives of our Asset and Liability Committee is to manage the sensitivity of net interest income to changes in market interest rates. This committee uses several measures to monitor and limit interest rate risk in our banking operations, including scenario analysis and economic value of equity ("EVE"). We utilize hedging strategies using interest rate swaps in our banking operations as a component of our asset and liability management process. For further information regarding this hedging strategy, see Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K. We also manage interest rate risk as part of our liquidity management framework. See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and capital resources" of this Form 10-K for further information.

To ensure that we remain within the tolerances established for net interest income, a sensitivity analysis of net interest income to interest rate conditions is estimated under a variety of scenarios. We use simulation models and estimation techniques to assess the sensitivity of net interest income to movements in interest rates. The model estimates the sensitivity by calculating interest income and interest expense in a dynamic balance sheet environment using current repricing, prepayment, and reinvestment of cash flow assumptions over a 12-month time horizon. Assumptions used in the model include interest rate movement, the slope of the yield curve, and balance sheet composition and growth. The model also considers interest rate-related risks such as pricing spreads, pricing of client cash accounts, including deposit betas, and prepayments. Various interest rate scenarios are modeled in order to determine the effect those scenarios may have on net interest income.

The following table is an analysis of our banking operations' estimated net interest income over a 12-month period based on instantaneous shifts in interest rates (expressed in basis points) using our previously described asset/liability model, which assumes a dynamic balance sheet, a weighted average deposit beta on our interest-bearing deposit accounts without stated maturities of approximately 50% as interest rates rise and approximately 40% as interest rates fall, and that interest rates do not decline below zero. While not presented, additional rate scenarios are performed, including interest rate ramps and yield curve shifts that may more realistically mimic the speed of potential interest rate movements. We also perform simulations on time horizons of up to five years to assess longer-term impacts to various interest rate scenarios. On a quarterly basis, we test expected model results to actual performance. Additionally, any changes made to key assumptions in the model are documented and approved by the Asset and Liability Committee.

Instantaneous changes in rate [1]	Net interest income ($ in millions)	Projected change in net interest income
+200	$1,961	13%
+100	$1,850	6%
0	$1,741	—%
-100	$1,644	(6)%
-200	$1,556	(11)%

(1) Our 0-basis point scenario was based on interest rates as of September 30, 2023.

The preceding table does not include the impacts of an instantaneous change in interest rates on net interest income on assets and liabilities outside of our banking operations or on our RJBDP fees from third-party banks, which are also sensitive to changes in interest rates and are included in "Account and service fees" on our Consolidated Statements of Income and Comprehensive Income. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations - Net interest analysis" of this Form 10-K for a discussion of the impact changes in short-term interest rates could have on the consolidated firm's operations.

We have classified all of our investments in debt securities as available-for-sale and have not classified any of our investments in debt securities as held-to-maturity. In our available-for-sale securities portfolio, we hold primarily fixed-rate agency-backed MBS, agency-backed CMOs, and U.S. Treasuries, which are carried at fair value on our Consolidated Statements of Financial Condition, with changes in the fair value of the portfolio recorded through other comprehensive income ("OCI") on our Consolidated Statements of Income and Comprehensive Income. As the majority of our available-for-sale securities portfolio is comprised of U.S. government and government agency-backed securities, changes in fair value are primarily driven by changes in interest rates. At September 30, 2023, our available-for-sale securities portfolio had a fair value of $9.18 billion with a weighted-average yield of 2.11% and a weighted-average life, after factoring in estimated prepayments, of 4.2 years. To evaluate the interest rate sensitivity of our available-for-sale securities portfolio we also monitor, among other things, effective duration, defined as the approximate percentage change in price for a 100-basis point change in rates. As of September 30, 2023, the effective duration of our available-for-sale securities portfolio was approximately 3.56, which means that we would expect the market value of our available-for-sale securities portfolio to decline approximately 3.56% for every 100-basis point increase in interest rates and increase approximately 3.56% for every 100-basis point decline in interest rates. See Notes 2 and 5 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information on our available-for-sale securities portfolio.

The Asset and Liability Committee also reviews EVE, which is a point-in-time analysis of current interest-earning assets and interest-bearing liabilities that incorporates all cash flows over their estimated remaining lives, discounted at current rates. The EVE approach is based on a static balance sheet and provides an indicator of future earnings and capital levels as the changes in EVE indicate the anticipated change in the value of future cash flows. We monitor sensitivity to changes in EVE utilizing Board of Directors-approved limits. These limits set a risk tolerance to changing interest rates and assist in determining strategies for mitigating this risk as EVE approaches these limits. As of September 30, 2023, our EVE analyses were within approved limits.

The following table shows the maturities of our bank loan portfolio at September 30, 2023, including contractual principal repayments. Maturities are generally determined based upon contractual terms; however, rollovers or extensions that are included for the purposes of measuring the allowance for credit losses are reflected in maturities in the following table. This table does not include any estimates of prepayments, which could shorten the average loan lives and cause the actual timing of the loan repayments to differ significantly from those shown in the table.

			Due in		
$ in millions	One year or less	> One year – five years	> Five years – fifteen years	> Fifteen years	Total
SBL	$ 14,068	$ 502	$ 35	$ 1	$ 14,606
C&I loans	1,196	7,164	2,008	38	10,406
CRE loans	636	4,618	1,950	17	7,221
REIT loans	274	1,334	60	—	1,668
Residential mortgage loans	5	38	180	8,439	8,662
Tax-exempt loans	97	303	1,141	—	1,541
Total loans held for investment	16,276	13,959	5,374	8,495	44,104
Held for sale loans	—	—	87	58	145
Total loans held for sale and investment	$ 16,276	$ 13,959	$ 5,461	$ 8,553	$ 44,249

The following table shows the distribution of the recorded investment of those bank loans that mature in more than one year between fixed and adjustable interest rate loans at September 30, 2023.

	Interest rate type		
$ in millions	Fixed	Adjustable	Total
SBL	$ 15	$ 523	$ 538
C&I loans	863	8,347	9,210
CRE loans	447	6,138	6,585
REIT loans	—	1,394	1,394
Residential mortgage loans	225	8,432	8,657
Tax-exempt loans	1,444	—	1,444
Total loans held for investment	2,994	24,834	27,828
Held for sale loans	6	139	145
Total loans held for sale and investment	$ 3,000	$ 24,973	$ 27,973

Contractual loan terms for SBL, C&I loans, CRE loans, REIT loans, and residential mortgage loans may include an interest rate floor, cap and/or fixed interest rates for a certain period of time, which would impact the timing of the interest rate reset for the respective loan. See the discussion within the "Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk management - Credit risk - Risk monitoring process" section of this Form 10-K for additional information regarding our interest-only residential mortgage loan portfolio.

Equity price risk

We are exposed to equity price risk as a result of our capital markets activities. Our broker-dealer activities are generally client-driven, and we carry equity securities as part of our trading inventory to facilitate such activities, although the amounts are not as significant as our fixed income trading inventory. We attempt to reduce the risk of loss inherent in our inventory of equity securities by monitoring those security positions each day and establishing position limits. Equity securities held in our trading inventory are generally included in VaR.

In addition, we have a private equity portfolio, included in "Other investments" on our Consolidated Statements of Financial Condition, which is primarily comprised of investments in third-party funds. See Note 4 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information on this portfolio.

Foreign exchange risk

We are subject to foreign exchange risk due to our investments in foreign subsidiaries as well as transactions and resulting balances denominated in a currency other than the USD. For example, our bank loan portfolio includes loans which are denominated in Canadian dollars, totaling $1.40 billion and $1.51 billion at September 30, 2023 and 2022, respectively, when converted to USD. A majority of such loans are held in a Canadian subsidiary of Raymond James Bank, which is discussed in the following sections.

Investments in foreign subsidiaries

Raymond James Bank has an investment in a Canadian subsidiary, resulting in foreign exchange risk. To mitigate its foreign exchange risk, Raymond James Bank utilizes short-term, forward foreign exchange contracts. These derivatives are primarily accounted for as net investment hedges in the consolidated financial statements. See Notes 2 and 6 of the Notes to Consolidated Financial Statements of this Form 10-K for further information regarding these derivatives.

At September 30, 2023, we had foreign exchange risk in our investment in RJ Ltd. of CAD 418 million and in our investment in Charles Stanley of £290 million, which were not hedged. At September 30, 2023, we had other, less significant investments in foreign domiciled subsidiaries, primarily in Europe, which were not hedged; however, we do not believe we had material foreign exchange risk either individually, or in the aggregate, pertaining to these subsidiaries as of September 30, 2023. Foreign exchange gains/losses related to our foreign investments are primarily reflected in OCI on our Consolidated Statements of Income and Comprehensive Income. See Note 20 of the Notes to Consolidated Financial Statements of this Form 10-K for further information regarding our components of OCI.

Transactions and resulting balances denominated in a currency other than the USD

We are subject to foreign exchange risk due to our holdings of cash and certain other assets and liabilities resulting from transactions denominated in a currency other than the USD. Any currency-related gains/losses arising from these foreign currency denominated balances are reflected in "Other" revenues in our Consolidated Statements of Income and Comprehensive Income. The foreign exchange risk associated with a portion of such transactions and balances denominated in foreign currency are mitigated utilizing short-term, forward foreign exchange contracts. Such derivatives are not designated hedges and therefore, the related gains/losses are included in "Other" revenues in our Consolidated Statements of Income and Comprehensive Income. See Note 6 of the Notes to Consolidated Financial Statements of this Form 10-K for information regarding our derivatives.

Credit risk

Credit risk is the risk of loss due to adverse changes in a borrower's, issuer's, or counterparty's ability to meet its financial obligations under contractual or agreed-upon terms. The nature and amount of credit risk depends on the type of transaction, the structure and duration of that transaction, and the parties involved. Credit risk is an integral component of the profit assessment of lending and other financing activities.

Corporate activities

We maintain cash balances with the Fed and with various financial institutions, primarily global systemically important financial institutions, in our normal course of business. A large portion of such balances are in excess of FDIC insurance limits. As a result, we may be exposed to the risk that these financial institutions may not return our cash to us in the event that the institution experiences financial distress or ceases its operations. In order to mitigate our credit risk to such financial institutions, we monitor our exposure with each institution on a daily basis and subject each institution to limits based on various factors including but not limited to financial strength, capitalization levels, liquidity, credit ratings, and market factors to the extent applicable.

Brokerage activities

We are engaged in various trading and brokerage activities in which our counterparties primarily include broker-dealers, banks, exchanges, clearing organizations, and other financial institutions. We are exposed to risk that these counterparties may not fulfill their obligations. In addition, certain commitments, including underwritings, may create exposure to individual issuers and businesses. The risk of default depends on the creditworthiness of the counterparty and/or the issuer of the instrument. In addition, we may be subject to concentration risk if we hold large positions in or have large commitments to a single counterparty, borrower, or group of similar counterparties or borrowers (e.g., in the same industry). We seek to mitigate these risks by imposing and monitoring individual and aggregate position limits within each business segment for each counterparty, conducting regular credit reviews of financial counterparties, reviewing security, derivative and loan concentrations, holding collateral as security for certain transactions and conducting business through clearing organizations, which may guarantee performance. See Notes 2, 6, and 7 of the Notes to Consolidated Financial Statements of this Form 10-K for further information about our credit risk mitigation related to derivatives and collateralized agreements.

Our client activities involve the execution, settlement, and financing of various transactions on behalf of our clients. Client activities are transacted on either a cash or margin basis. Credit exposure results from client margin loans, which are monitored daily and are collateralized by the securities in the clients' accounts. We monitor exposure to industry sectors and individual securities on a daily basis in connection with our margin lending activities. We adjust our margin requirements if we believe our risk exposure is not appropriate based on market conditions. In addition, when clients execute a purchase, we are at some risk that the client will default on their financial obligation associated with the trade. If this occurs, we may have to liquidate the position at a loss. See Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K for further information about our determination of the allowance for credit losses associated with certain of our brokerage lending activities.

We offer loans to financial advisors for recruiting and retention purposes. We have credit risk and may incur a loss primarily in the event that such borrower is no longer affiliated with us. See Notes 2 and 9 of the Notes to Consolidated Financial Statements of this Form 10-K for further information about our loans to financial advisors.

Banking activities

Our Bank segment has a substantial loan portfolio. Our strategy for credit risk management related to bank loans includes well-defined credit policies, uniform underwriting criteria, and ongoing risk monitoring and review processes for all credit exposures. The strategy also includes diversification across loan types, geographic locations, industries and clients, regular credit examinations and management reviews of all corporate and tax-exempt loans as well as individual delinquent residential loans. The credit risk management process also includes independent reviews at least annually of the credit risk monitoring process that performs assessments of compliance with credit policies, risk ratings, and other critical credit information. We seek to identify potential problem loans early, record any necessary risk rating changes and charge-offs promptly, and maintain appropriate reserve levels for expected losses. We utilize a thorough credit risk rating system to measure the credit quality of individual corporate and tax-exempt loans and related unfunded lending commitments. For our residential mortgage loans and substantially all of our SBL, we utilize the credit risk rating system used by bank regulators in measuring the credit quality of each homogeneous class of loans. In evaluating credit risk, we consider trends in loan performance, historical experience through various economic cycles, industry or client concentrations, the loan portfolio composition and macroeconomic factors (both current and forecasted). These factors have a potentially negative impact on loan performance and net charge-offs.

While our bank loan portfolio is diversified, a significant downturn in the overall economy, deterioration in real estate values or a significant issue within any sector or sectors where we have a concentration will generally result in large provisions for credit losses and/or charge-offs. We determine the allowance required for specific loan pools based on relative risk characteristics of the loan portfolio. On an ongoing basis, we evaluate our methods for determining the allowance for each class of loans and make enhancements we consider appropriate. Our allowance for credit losses methodology is described in Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K. As our bank loan portfolio is segregated into six portfolio segments, likewise, the allowance for credit losses is segregated by these same segments. The risk characteristics relevant to each portfolio segment are as follows.

SBL: Loans in this segment are primarily collateralized by the borrower's marketable securities at advance rates consistent with industry standards and, to a lesser extent, the cash surrender value of life insurance policies issued by an investment-grade insurance company. An insignificant portion of our SBL portfolio is collateralized by private securities or other financial instruments with a limited trading market. Substantially all SBL are monitored daily for adherence to loan-to-value ("LTV") guidelines and when a loan exceeds the required LTV, a collateral call is issued. Past due loans are minimal as any past due amounts result in a notice to the client for payment or the potential sale of the collateral which will bring the loan to a current status. The vast majority of our SBL qualify for the practical expedient allowed under the CECL guidance whereby we estimate zero credit losses to the extent the fair value of the collateral securing the loan equals or exceeds the related carrying value of the loan. SBL also generally qualify for lower capital requirements under regulatory capital rules.

C&I: Loans in this segment are made to businesses and are generally secured by all assets of the business. Repayment, including for owner-occupied properties, is expected from the cash flows of the respective business. Unfavorable economic and political conditions, including the resultant decrease in consumer or business spending, may have an adverse effect on the credit quality of loans in this segment.

CRE: Loans in this segment are primarily secured by income-producing properties. The underlying cash flows generated by properties securing these loans may be adversely affected by increased vacancy and decreases in rental rates, which are monitored on an ongoing basis. This portfolio segment includes CRE construction loans which involve risks such as project budget overruns, performance variables related to the contractor and subcontractors, or the inability to sell the project or secure permanent financing once the project is completed. With respect to commercial construction of residential developments, there is also the risk that the builder has a geographical concentration of developments. Adverse information arising from any of these factors may have a negative effect on the credit quality of loans in this segment.

REIT: Loans in this segment are made to businesses that own or finance income-producing real estate across various property sectors. This portfolio segment may include extensions of credit to companies that engage in real estate development. Repayment of these loans is dependent on income generated from real estate properties or the sale of real estate. A portion of this segment may consist of loans secured by residential product types (single-family residential, including condominiums and land held for residential development) within a range of markets. Deterioration in the financial condition of the operating business, reductions in the value of real estate, as well as increased vacancy and decreases in rental rates may all adversely affect the loans in this segment.

Residential mortgage (includes home equity loans/lines): All of our residential mortgage loans adhere to stringent underwriting parameters pertaining to credit score and credit history, debt-to-income ratio of the borrower, LTV, and combined LTV (including second mortgage/home equity loans). We do not originate or purchase adjustable rate mortgage ("ARM") loans with negative amortization, reverse mortgages, or loans to subprime borrowers. Loans with deeply discounted teaser rates are also not originated or purchased. All loans in this segment are collateralized by residential real estate and repayment is primarily dependent on the credit quality of the individual borrower. A decline in the strength of the economy, particularly unemployment rates and housing prices, among other factors, could have a significant effect on the credit quality of loans in this segment.

Tax-exempt: Loans in this segment are made to governmental and non-profit entities and are generally secured by a pledge of revenue and, in some cases, by a security interest in or a mortgage on the asset being financed. For loans to governmental entities, repayment is expected from a pledge of certain revenues or taxes. For non-profit entities, repayment is expected from revenues which may include fundraising proceeds. These loans are subject to demographic risk, therefore much of the credit assessment of tax-exempt loans is driven by the entity's revenue base and the general economic environment. Adverse developments in either of these areas may have a negative effect on the credit quality of loans in this segment.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Management's Discussion and Analysis

The level of charge-off activity is a factor that is considered in evaluating the potential severity of future credit losses. The following table presents net loan (charge-offs)/recoveries and the percentage of net loan (charge-offs)/recoveries to the average outstanding loan balances by loan portfolio segment.

| | Year ended September 30, | | | | | |
| | 2023 | | 2022 | | 2021 | |
$ in millions	Net loan (charge-off)/ recovery amount	% of avg. outstanding loans	Net loan (charge-off)/ recovery amount	% of avg. outstanding loans	Net loan (charge-off)/ recovery amount	% of avg. outstanding loans
C&I loans	$ (44)	0.40 %	$ (28)	0.29 %	$ (4)	0.05 %
CRE loans	(10)	0.14 %	1	0.02 %	(10)	0.37 %
Residential mortgage loans	—	— %	1	0.02 %	1	0.02 %
Total loans held for sale and investment	$ (54)	0.12 %	$ (26)	0.08 %	$ (13)	0.06 %

The level of nonperforming assets is another indicator of potential future credit losses. Nonperforming assets are comprised of both nonperforming loans and other real estate owned. Nonperforming loans include those loans which have been placed on nonaccrual status and certain accruing loans which are 90 days or more past due and in the process of collection. The following table presents the balance of nonperforming loans, nonperforming assets, and related key credit ratios.

| | September 30, | |
$ in millions	2023	2022
Nonperforming loans [1]	$ 128	$ 74
Nonperforming assets	$ 128	$ 74
Nonperforming loans as a % of total loans held for sale and investment	0.29 %	0.17 %
Allowance for credit losses as a % of nonperforming loans	370 %	535 %
Nonperforming assets as a % of Bank segment total assets	0.21 %	0.13 %

(1) Nonperforming loans at September 30, 2023 and September 30, 2022 included $96 million and $63 million of loans, respectively, which were current pursuant to their contractual terms.

The nonperforming loan balances in the preceding table excluded $7 million as of both September 30, 2023 and 2022 of residential troubled debt restructurings which were returned to accrual status in accordance with our policy.

Although our nonperforming assets as a percentage of our Bank segment's assets remained low as of September 30, 2023, any prolonged period of market deterioration could result in an increase in our nonperforming assets, an increase in our allowance for credit losses and/or an increase in net charge-offs in future periods, although the extent would depend on future developments that are highly uncertain.

See further explanation of our bank loan portfolio segments, allowance for credit losses, and the credit loss provision in Notes 2 and 8 of the Notes to Consolidated Financial Statements of this Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Bank" of this Form 10-K.

Loan underwriting policies

A component of our Bank segment's credit risk management strategy is conservative, well-defined policies and procedures. Our Bank segment's underwriting policies for the major types of loans are described in the following sections.

SBL portfolio

Our SBL portfolio represented 33% of our total loans held for sale and investment as of September 30, 2023. This portfolio is primarily comprised of loans fully collateralized by a borrower's marketable securities and, to a lesser extent, the cash surrender value of life insurance policies issued by an investment-grade insurance company. An insignificant portion of our SBL portfolio is collateralized by private securities or other financial instruments with a limited trading market. The underwriting policy for the SBL portfolio primarily includes a review of collateral, including LTV, and a review of repayment history.

Corporate and tax-exempt loan portfolios

Our corporate and tax-exempt loan portfolios were comprised of approximately 1,600 borrowers as of September 30, 2023. Of these loan portfolios, approximately 80% was comprised of loans to larger companies with earnings before interest, taxes, depreciation, and amortization greater than $100 million, of which approximately 40% were loans to public companies. The remaining 20% was primarily focused on middle-market businesses located within the primary markets of Pennsylvania, Ohio, New Jersey, and New York. We have offices in each of these states led by experienced regional presidents to understand the unique borrowing needs and credit risk of the middle-market businesses in the area. They are supported by highly experienced relationship managers who target middle-market business customers with annual revenues of $10 million to $300 million. Our corporate loan portfolio is diversified by geography, by loan type, and among a number of industries in the U.S and Canada, and a large portion of these loans are to borrowers in industries in which we have expertise through coverage provided by our Capital Markets research analysts. Our corporate loans include project finance real estate loans, commercial lines of credit, and term loans, the majority of which are participations in Shared National Credit ("SNC") or other large, syndicated loans. We are typically either involved in the syndication of the loans at inception or purchase loans in secondary trading markets. The remainder of the corporate loan portfolio is comprised of smaller participations and direct loans. There are no subordinated loans or mezzanine financings in the corporate loan portfolio. Our tax-exempt loans are long-term loans to governmental and non-profit entities. These loans generally have lower overall credit risk but are subject to other risks that are not usually present with corporate clients, including the risk associated with the constituency served by a local government and the risk in ensuring an obligation has appropriate tax treatment.

The majority of our corporate and tax-exempt loan portfolios are underwritten, managed, and reviewed at one of our corporate locations while the remainder are approved by a committee of senior executives, both of which facilitates close monitoring of the portfolio by credit risk personnel, relationship officers, and senior bank executives. All corporate and tax-exempt loans are independently underwritten to our credit policies, are subject to approval by a loan committee, and credit quality is monitored on an ongoing basis by our lending staff. Our credit policies include criteria related to LTV limits based upon property type, single borrower loan limits, loan term and structure parameters (including guidance on leverage, debt service coverage ratios and debt repayment ability), industry concentration limits, secondary sources of repayment, municipality demographics, and other criteria. Our corporate loans are generally secured by all assets of the borrower and in some instances are secured by mortgages on specific real estate. Tax-exempt loans are generally secured by a pledge of revenue. In a limited number of transactions, loans in the portfolio are extended on an unsecured basis. In addition, corporate and tax-exempt loans are subject to regulatory review.

Residential mortgage loan portfolio

Our residential mortgage loan portfolio largely consists of first mortgage loans originated by us via referrals from our PCG financial advisors and the general public, as well as first mortgage loans purchased by us. Substantially all of our residential mortgage loans adhere to strict underwriting parameters pertaining to credit score and credit history, debt-to-income ratio of the borrower, LTV and combined LTV (including second mortgage/home equity loans). As of September 30, 2023, approximately 95% of the residential mortgage loan portfolio consisted of owner-occupant borrowers (approximately 74% for their primary residences and 21% for second home residences). Approximately 33% of the first lien residential mortgage loans were ARM loans, which receive interest-only payments based on a fixed rate for an initial period of the loan, ranging from the first five to fifteen years depending on the loan, and then become fully amortizing, subject to annual and lifetime interest rate caps. A significant portion of our originated 15 or 30-year fixed-rate residential mortgage loans are sold in the secondary market.

Risk monitoring process

Another component of credit risk strategy for our bank loan portfolio is the ongoing risk monitoring and review processes, including our internal loan review process, as well as our rigorous processes to manage and limit credit losses arising from loan delinquencies. There are various other factors included in these processes, depending on the loan portfolio.

SBL and residential mortgage loan portfolios

Substantially all collateral securing our SBL portfolio is monitored on a daily basis. Collateral adjustments, as triggered by our monitoring procedures, are made by the borrower as necessary to ensure our loans are adequately secured, resulting in minimizing our credit risk. Collateral calls have been minimal relative to our SBL portfolio with insignificant losses incurred during the year ended September 30, 2023.

We track and review many factors to monitor credit risk in our residential mortgage loan portfolio. The factors include, but are not limited to: loan performance trends, loan product parameters and qualification requirements, borrower credit scores, level of documentation, loan purpose, geographic concentrations, average loan size, risk rating, and LTV ratios. See Note 8 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information.

The following table presents a summary of delinquent residential mortgage loans, the vast majority of which are first mortgage loans, which are comprised of loans which are two or more payments past due as well as loans in the process of foreclosure.

	Amount of delinquent residential mortgage loans			Delinquent residential mortgage loans as a percentage of outstanding residential mortgage loan balances		
$ in millions	30-89 days	90 days or more	Total	30-89 days	90 days or more	Total
September 30, 2023	$ 3	$ 4	$ 7	0.03 %	0.05 %	0.08 %
September 30, 2022	$ 6	$ 6	$ 12	0.08 %	0.08 %	0.16 %

Our September 30, 2023 percentage compares favorably to the national average for over 30 day delinquencies of 1.85%, as most recently reported by the Fed.

To manage and limit credit losses, we maintain a rigorous process to manage our loan delinquencies. Substantially all of our residential first mortgages are serviced by a third party whereby the primary collection effort resides with the servicer. Our personnel direct and actively monitor the servicers' efforts through extensive communications regarding individual loan status changes and through requirements of timely and appropriate collection of property management actions and reporting, including management of third parties used in the collection process (e.g., appraisers, attorneys, etc.). Residential mortgage loans over 60 days past due are generally reviewed by our personnel monthly and documented in a written report detailing delinquency information, balances, collection status, appraised value, and other data points. Our senior management meets quarterly to discuss the status, collection strategy and charge-off recommendations on substantially all residential mortgage loans over 60 days past due. Updated collateral valuations are generally obtained for loans over 90 days past due and charge-offs are typically taken on individual loans based on these valuations generally before the loan is 120 days past due.

Credit risk is also managed by diversifying the residential mortgage portfolio. Most of the loans in our residential loan portfolio are to PCG clients across the U.S. The following table details the geographic concentrations (top five states) of our one-to-four family residential mortgage loans.

	September 30, 2023	
	Loans outstanding as a % of total residential mortgage loans held for sale and investment	Loans outstanding as a % of total loans held for sale and investment
California	24%	5%
Florida	18%	3%
Texas	8%	2%
New York	8%	2%
Colorado	4%	1%

The occurrence of a natural disaster or severe weather event in any of these states, for example wildfires in California and hurricanes in Florida, could result in additional credit loss provisions and/or charge-offs on our loans in such states and therefore negatively impact our net income and regulatory capital in any given period.

Loans where borrowers may be subject to payment increases include ARM loans with terms that initially require payment of interest only. Payments may increase significantly when the interest-only period ends and the loan principal begins to amortize. At September 30, 2023 and 2022, these loans totaled $2.85 billion and $2.55 billion, respectively, or approximately 33% and 35% of the residential mortgage portfolio, respectively. The weighted-average number of years before the remainder of the loans, which were still in their interest-only period at September 30, 2023, begins amortizing is six years.

Corporate and tax-exempt loans

Credit risk in our corporate and tax-exempt loan portfolios is monitored on an individual loan basis for trends in borrower operating performance, payment history, credit ratings, collateral performance, loan covenant compliance, municipality demographics and other factors including industry performance and concentrations. As part of the credit review process, the loan rating is reviewed on an ongoing basis to confirm the appropriate risk rating for each credit. The individual loan ratings resulting from semi-annual SNC exams are incorporated in our internal loan ratings when the ratings are received. If the SNC rating is lower on an individual loan than our internal rating, the loan is downgraded. While we consider historical SNC exam results in our loan ratings methodology, differences between the SNC exam and internal ratings on individual loans typically arise due to subjectivity of the loan classification process. Downgrades resulting from these differences may result in additional provisions for credit losses in periods when SNC exam results are received. The majority of our tax-exempt loan portfolio is comprised of loans to investment-grade borrowers. See Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K for additional information on our allowance for credit losses policies.

Credit risk is managed by diversifying the corporate bank loan portfolio. Our corporate bank loan portfolio does not contain a significant concentration in any single industry. The following table details the industry concentrations (top five categories) of our corporate bank loans.

	September 30, 2023	
	Loans outstanding as a % of total corporate bank loans held for sale and investment	Loans outstanding as a % of total loans held for sale and investment
Multi-family	12%	5%
Industrial warehouse	9%	4%
Office real estate	7%	3%
Loan fund	6%	3%
Consumer products and services	5%	2%

The Fed's measures to control inflation, including through increases in short-term interest rates, have had a dampening effect on the economy and are likely to continue to do so in the near-term. These and related factors could negatively impact our borrowers, particularly those with heightened exposure to rising interest rates. In response to changing trends and industry-wide challenges, we continue to closely monitor each loan in our commercial real estate portfolio, particularly office real estate, utilizing LTV ratios and other metrics. We are also monitoring any impacts of inflation, higher interest rates, and a potential recession on our corporate loan portfolio. During the year ended September 30, 2023, we reduced our corporate loan exposure in certain sectors with increasing credit concerns and sold approximately $670 million of par value of corporate loans. We may sell additional corporate loans in fiscal 2024 as part of our credit risk mitigation strategies. In addition, while we are well-positioned to lend once activity increases, we expect to be prudent when growing our corporate loan portfolio.

Liquidity risk

See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and capital resources" of this Form 10-K for information regarding our liquidity and how we manage liquidity risk.

Operational risk

Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, business disruptions, improper or unauthorized execution and processing of transactions, deficiencies in our technology or financial operating systems and inadequacies or breaches in our control processes, including cybersecurity incidents (see "Item 1A - Risk Factors" of this Form 10-K for a discussion of certain cybersecurity risks). These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing transaction volumes and complexity. We operate different businesses in diverse markets and are reliant on the ability of our employees and systems to process a large number of transactions. In the event of a breakdown or improper operation of systems or improper action by employees, we could suffer financial loss, regulatory sanctions, and damage to our reputation. In order to mitigate and control operational risk, we have developed and continue to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization and within such departments as Finance, Operations, Information Technology, Legal, Compliance, Risk Management, and Internal Audit. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits. In addition, we have created business continuity plans for critical systems, and redundancies are built into the systems as deemed appropriate.

We have an Operational Risk Management Committee comprised of members of senior management, which reviews and addresses operational risks across our businesses. The committee establishes risk appetite levels for major operational risks, monitors operating unit performance for adherence to defined risk tolerances, and establishes policies for risk management at the enterprise level.

Periods of severe market volatility can result in a significantly higher level of transactions on specific days, which may present operational challenges from time to time that may result in losses. These losses can result from, but are not limited to, trade errors, failed transaction settlements, late collateral calls to borrowers and counterparties, or interruptions to our system processing. We did not incur any significant losses related to such operational challenges during the year ended September 30, 2023.

As more fully described in the discussion of our business technology risks included in various risk factors presented in "Item 1A - Risk Factors" of this Form 10-K, despite our implementation of protective measures and endeavoring to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to human error, natural disasters, power loss, cyber-attacks and other information security breaches, and other events that could have an impact on the security and stability of our operations.

Model risk

Model risk refers to the possibility of unintended business outcomes arising from the design, implementation or use of models. Models are used throughout the firm for a variety of purposes such as the valuation of financial instruments, the calculation of our allowance for credit losses, assessing risk, stress testing, and to assist in making certain business decisions. Model risk includes the potential risk that management makes incorrect decisions based upon either incorrect model results or incorrect understanding and use of model results. Model risk may also occur when model outputs differ from the expected result. Model errors or misuse could result in significant financial loss, inaccurate financial or regulatory reporting, or misaligned business strategies.

Model Risk Management is a separate department within our Risk Management department and is independent of model owners, users, and developers. Our model risk management framework consists primarily of model governance, maintaining the firmwide model inventory, validating and approving models used across the firm, and ongoing monitoring. Results of validations and issues identified are reported to the Enterprise Risk Management Committee and Risk Committee of the Board of Directors. Model Risk Management assumes responsibility for the independent and effective challenge of model completeness, integrity and design based on intended use.

Compliance risk

Compliance risk is the risk of legal or regulatory sanctions, financial loss, or reputational damage that the firm may suffer from a failure to comply with applicable laws, external standards, or internal requirements.

We have established a framework to oversee, manage, and mitigate compliance risk throughout the firm, both within and across businesses, functions, legal entities, and jurisdictions. The framework includes roles and responsibilities for the Board of Directors, senior management, and all three lines of risk management. This framework also includes programs and processes through which the firm identifies, assesses, controls, measures, monitors, and reports on compliance risk and provides compliance-related training throughout the firm. The Compliance department plays a key leadership role in the oversight, management, and mitigation of compliance risk throughout the firm. It does this by conducting an annual compliance risk assessment, carrying out compliance monitoring and testing activities, implementing compliance policies, training associates on compliance-related topics, and reporting compliance risk-related issues and metrics to the Board of Directors and senior management, among other activities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk management" of this Form 10-K for our quantitative and qualitative disclosures about market risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Table of Contents

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Raymond James Financial, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Raymond James Financial, Inc. and subsidiaries (the Company) as of September 30, 2023 and 2022, the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the years in the three year period ended September 30, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 21, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Assessment of the allowance for credit losses related to the commercial and industrial (C&I), real estate investment trust (REIT) and the commercial real estate (CRE) portfolio segments that are collectively evaluated for impairment*
>
> As discussed in Note 2 and Note 8 to the consolidated financial statements, the Company's allowance for credit losses on loans was $474 million as of September 30, 2023, a portion of which related to the Raymond James Bank allowance for credit losses (ACL) on C&I, REIT and CRE portfolio segments evaluated on a collective basis (the collective ACL). The Company estimates the collective ACL using a current expected credit losses methodology which is based on relevant information about historical losses, current conditions, and reasonable and supportable forecasts of economic conditions that affect the collectability of loan balances. The collective ACL is a product of multiplying the Company's estimates of

probability of default (PD), loss given default (LGD) and exposure at default. The Company uses third-party historical information combined with macroeconomic variables over the reasonable and supportable forecast periods based on a single economic forecast scenario to estimate the PDs and LGDs. After the reasonable and supportable forecast periods, for C&I and REIT portfolio segments, the Company reverts to historical loss information over a one-year period using a straight-line reversion approach. For the CRE portfolio segment, the Company incorporates a reasonable and supportable forecast of various macroeconomic variables over the remaining life of the assets. The estimated PDs and LGDs are applied to estimated exposure at default considering the contractual loan term adjusted for expected prepayments to estimate expected losses. Adjustments are made to the collective ACL to reflect certain qualitative factors that are not incorporated into the quantitative models and related estimate.

We identified the assessment of the September 30, 2023 collective ACL on Raymond James Bank loans related to the C&I, REIT and CRE portfolio segments as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the September 30, 2023 collective ACL methodology, including the methods and models used to estimate the PDs and LGDs and their significant assumptions. Such significant assumptions included portfolio segmentation, risk ratings, the selection of the single economic forecast scenario and macroeconomic variables, the reasonable and supportable forecast periods and the reversion periods, and third-party historical information. The assessment also included the evaluation of the qualitative factors by portfolio segment. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the September 30, 2023 collective ACL estimate on Raymond James Bank loans related to the C&I, REIT and CRE portfolio segments, including controls over the:
- development of the collective ACL methodology on Bank loans related to the C&I, REIT and CRE portfolio segments
- development of the PD and LGD models
- identification and determination of the significant assumptions used in the PD and LGD models
- development of the qualitative methodology and factors
- performance monitoring of the PD and LGD models
- analysis of the collective ACL on Bank loans related to the C&I, REIT and CRE portfolio segments results, trends, and ratios.

We evaluated the Company's process to develop the September 30, 2023 collective ACL estimate on Bank loans related to the C&I, REIT and CRE portfolio segments by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:
- evaluating the Company's collective ACL methodology for compliance with U.S. generally accepted accounting principles
- evaluating judgments made by the company relative to the development and performance testing of the PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices
- assessing the conceptual soundness and performance of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for the intended use
- evaluating the selection of the economic forecast scenario and underlying macroeconomic variables by comparing it to the Company's business environment and relevant industry practices
- evaluating the length of the reasonable and supportable forecast periods and the reversion periods by comparing them to specific portfolio segment risk characteristics and trends
- determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company's business environment and relevant industry practices
- evaluating the relevance of third-party historical information by comparing to specific portfolio segment risk characteristics
- performing credit file reviews on a selection of loans to assess loan characteristics or risk ratings by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral and
- evaluating the methodology used to develop the qualitative factors and the effect of those factors on the allowance for credit losses on Bank loans compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative models.

We also assessed the sufficiency of the audit evidence obtained related to the September 30, 2023 collective ACL estimate on Bank loans related to the C&I, REIT and CRE portfolio segments by evaluating the:

- cumulative results of the audit procedures
- qualitative aspects of the Company's accounting practices and
- potential bias in the accounting estimate.

/s/ KPMG LLP

We have served as the Company's auditor since 2001.

Tampa, Florida
November 21, 2023

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

$ in millions, except per share amounts	September 30, 2023	September 30, 2022
Assets:		
Cash and cash equivalents	$ 9,313	$ 6,178
Assets segregated for regulatory purposes and restricted cash	3,235	8,481
Collateralized agreements	418	704
Financial instruments, at fair value:		
Trading assets (**$1,062** and $1,188 pledged as collateral)	1,187	1,270
Available-for-sale securities (**$22** and $74 pledged as collateral)	9,181	9,885
Derivative assets	265	188
Other investments (**$7** and $14 pledged as collateral)	306	292
Brokerage client receivables, net	2,525	2,934
Other receivables, net	1,608	1,615
Bank loans, net	43,775	43,239
Loans to financial advisors, net	1,136	1,152
Deferred income taxes, net	711	630
Goodwill and identifiable intangible assets, net	1,907	1,931
Other assets	2,793	2,452
Total assets	$ 78,360	$ 80,951
Liabilities and shareholders' equity:		
Bank deposits	$ 54,199	$ 51,357
Collateralized financings	337	466
Financial instrument liabilities, at fair value:		
Trading liabilities	716	836
Derivative liabilities	490	530
Brokerage client payables	5,447	11,446
Accrued compensation, commissions and benefits	1,914	1,787
Other payables	1,931	1,768
Other borrowings	1,100	1,291
Senior notes payable	2,039	2,038
Total liabilities	68,173	71,519
Commitments and contingencies (see Note 19)		
Shareholders' equity		
Preferred stock	79	120
Common stock; $.01 par value; 650,000,000 shares authorized; **248,728,805** shares issued, and **208,769,095** shares outstanding as of September 30, 2023; 248,018,564 shares issued, and 215,122,523 shares outstanding as of September 30, 2022	2	2
Additional paid-in capital	3,143	2,987
Retained earnings	10,213	8,843
Treasury stock, at cost; **39,959,710** and 32,896,041 common shares as of September 30, 2023 and 2022, respectively	(2,252)	(1,512)
Accumulated other comprehensive loss	(971)	(982)
Total equity attributable to Raymond James Financial, Inc.	10,214	9,458
Noncontrolling interests	(27)	(26)
Total shareholders' equity	10,187	9,432
Total liabilities and shareholders' equity	$ 78,360	$ 80,951

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended September 30,				
$ in millions, except per share amounts		**2023**		2022		2021
Revenues:						
Asset management and related administrative fees	$	**5,363**	$	5,563	$	4,868
Brokerage revenues:						
Securities commissions		**1,459**		1,589		1,651
Principal transactions		**462**		527		561
Total brokerage revenues		**1,921**		2,116		2,212
Account and service fees		**1,125**		833		635
Investment banking		**648**		1,100		1,143
Interest income		**3,748**		1,508		823
Other		**187**		188		229
Total revenues		**12,992**		11,308		9,910
Interest expense		**(1,373)**		(305)		(150)
Net revenues		**11,619**		11,003		9,760
Non-interest expenses:						
Compensation, commissions and benefits		**7,299**		7,329		6,584
Non-compensation expenses:						
Communications and information processing		**599**		506		429
Occupancy and equipment		**271**		252		232
Business development		**242**		186		111
Investment sub-advisory fees		**151**		152		130
Professional fees		**145**		131		122
Bank loan provision/(benefit) for credit losses		**132**		100		(32)
Losses on extinguishment of debt		**—**		—		98
Other		**500**		325		295
Total non-compensation expenses		**2,040**		1,652		1,385
Total non-interest expenses		**9,339**		8,981		7,969
Pre-tax income		**2,280**		2,022		1,791
Provision for income taxes		**541**		513		388
Net income		**1,739**		1,509		1,403
Preferred stock dividends		**6**		4		—
Net income available to common shareholders	$	**1,733**	$	1,505	$	1,403
Earnings per common share – basic	$	**8.16**	$	7.16	$	6.81
Earnings per common share – diluted	$	**7.97**	$	6.98	$	6.63
Weighted-average common shares outstanding – basic		**211.8**		209.9		205.7
Weighted-average common and common equivalent shares outstanding – diluted		**216.9**		215.3		211.2
Net income	$	**1,739**	$	1,509	$	1,403
Other comprehensive income/(loss), net of tax:						
Available-for-sale securities		**(40)**		(897)		(94)
Currency translations, net of the impact of net investment hedges		**50**		(114)		16
Cash flow hedges		**1**		70		26
Total other comprehensive income/(loss), net of tax		**11**		(941)		(52)
Total comprehensive income	$	**1,750**	$	568	$	1,351

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Year ended September 30,		
$ in millions, except per share amounts	**2023**	2022	2021
Preferred stock:			
Balance beginning of year	$ 120	$ —	$ —
Preferred stock issued for TriState Capital Holdings, Inc. ("TriState Capital") acquisition	—	120	—
Redemption of preferred stock	(41)	—	—
Balance end of year	79	120	—
Common stock, par value $.01 per share:			
Balance beginning of year	2	2	2
Issuance of shares for stock split	—	—	1
Other	—	—	(1)
Balance end of year	2	2	2
Additional paid-in capital:			
Balance beginning of year	2,987	2,088	2,007
Common stock issued for TriState Capital acquisition	—	778	—
Restricted stock awards issued for TriState Capital acquisition	—	28	—
Employee stock purchases	43	42	32
Distributions due to vesting of restricted stock units and exercise of stock options, net of forfeitures	(117)	(135)	(77)
Share-based compensation amortization	230	186	126
Issuance of shares for stock split	—	—	(1)
Other	—	—	1
Balance end of year	3,143	2,987	2,088
Retained earnings:			
Balance beginning of year	8,843	7,633	6,484
Net income attributable to Raymond James Financial, Inc.	1,739	1,509	1,403
Common and preferred stock cash dividends declared (see Note 20)	(369)	(299)	(219)
Cumulative adjustments for changes in accounting principles	—	—	(35)
Balance end of year	10,213	8,843	7,633
Treasury stock:			
Balance beginning of year	(1,512)	(1,437)	(1,390)
Purchases/surrenders	(810)	(173)	(128)
Reissuances due to vesting of restricted stock units and exercise of stock options	70	98	81
Balance end of year	(2,252)	(1,512)	(1,437)
Accumulated other comprehensive income/(loss):			
Balance beginning of year	(982)	(41)	11
Other comprehensive income/(loss), net of tax	11	(941)	(52)
Balance end of year	(971)	(982)	(41)
Total equity attributable to Raymond James Financial, Inc.	$ 10,214	$ 9,458	$ 8,245
Noncontrolling interests:			
Balance beginning of year	$ (26)	$ 58	$ 62
Net income/(loss) attributable to noncontrolling interests	(1)	(1)	23
Deconsolidations and sales	—	(83)	(27)
Balance end of year	(27)	(26)	58
Total shareholders' equity	$ 10,187	$ 9,432	$ 8,303

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,		
$ in millions	**2023**	2022	2021
Cash flows from operating activities:			
Net income	**$ 1,739**	$ 1,509	$ 1,403
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:			
Depreciation and amortization	**165**	145	134
Deferred income taxes, net	**(88)**	(16)	(37)
Premium and discount amortization on available-for-sale securities and bank loans and net unrealized gain/loss on other investments	**(49)**	23	15
Provisions/(benefits) for credit losses and legal and regulatory proceedings	**292**	111	(20)
Share-based compensation expense	**237**	192	132
Unrealized (gain)/loss on company-owned life insurance policies, net of expenses	**(96)**	174	(150)
Losses on extinguishment of debt	**—**	—	98
Other	**10**	49	66
Net change in:			
Assets segregated for regulatory purposes excluding cash and cash equivalents	**—**	2,100	(2,100)
Collateralized agreements, net of collateralized financings	**157**	(37)	(29)
Loans (provided to) financial advisors, net of repayments	**(7)**	(120)	(90)
Brokerage client receivables and other receivables, net	**257**	(203)	(420)
Trading instruments, net	**(33)**	48	(141)
Derivative instruments, net	**(130)**	479	53
Other assets	**(52)**	(126)	16
Brokerage client payables and other payables	**(6,088)**	(4,213)	7,306
Accrued compensation, commissions and benefits	**123**	(76)	416
Purchases and originations of loans held for sale, net of proceeds from sales of securitizations and loans held for sale	**49**	33	(5)
Net cash provided by/(used in) operating activities	**(3,514)**	72	6,647
Cash flows from investing activities:			
Increase in bank loans, net	**(1,262)**	(7,235)	(4,027)
Proceeds from sales of loans held for investment	**680**	213	287
Purchases of available-for-sale securities	**(611)**	(3,069)	(4,218)
Available-for-sale securities maturations, repayments and redemptions	**1,262**	1,712	2,181
Proceeds from sales of available-for-sale securities	**—**	52	969
Cash and cash equivalents acquired in business acquisitions, including those segregated for regulatory purposes, net of cash paid for acquisitions	**—**	1,461	(266)
Additions to property and equipment	**(173)**	(91)	(74)
Purchase of Federal Reserve Bank stock	**(22)**	—	—
Purchases of Federal Home Loan Bank stock, net	**(4)**	—	—
Investment in note receivable	**—**	(125)	—
Investment in solar tax credit equity investment	**(69)**	—	—
(Purchases)/sales of other investments, net	**(6)**	24	27
Other investing activities, net	**(69)**	(93)	(19)
Net cash used in investing activities	**(274)**	(7,151)	(5,140)

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,		
$ in millions	**2023**	2022	2021
Cash flows from financing activities:			
Proceeds from senior notes issuances, net of debt issuance costs paid	—	—	737
Extinguishment of senior notes payable	—	—	(844)
Increase in bank deposits	**2,842**	6,269	5,694
Repurchases of common stock and share-based awards withheld for payment of withholding tax requirements	**(862)**	(216)	(150)
Dividends on common and preferred stock	**(355)**	(277)	(218)
Redemption of preferred stock	**(40)**	—	—
Exercise of stock options and employee stock purchases	**46**	52	53
Proceeds from Federal Home Loan Bank advances	**3,200**	1,025	—
Repayments of Federal Home Loan Bank advances and other borrowed funds	**(3,391)**	(967)	(31)
Other financing, net	**(2)**	(7)	(9)
Net cash provided by financing activities	**1,438**	5,879	5,232
Currency adjustment:			
Effect of exchange rate changes on cash and cash equivalents, including those segregated for regulatory purposes	**239**	(590)	76
Net increase/(decrease) in cash and cash equivalents, including those segregated for regulatory purposes and restricted cash	**(2,111)**	(1,790)	6,815
Cash and cash equivalents, including those segregated for regulatory purposes and restricted cash at beginning of year	**14,659**	16,449	9,634
Cash and cash equivalents, including those segregated for regulatory purposes and restricted cash at end of year	**$ 12,548**	$ 14,659	$ 16,449
Cash and cash equivalents	**$ 9,313**	$ 6,178	$ 7,201
Cash and cash equivalents segregated for regulatory purposes and restricted cash	**3,235**	8,481	9,248
Total cash and cash equivalents, including those segregated for regulatory purposes and restricted cash at end of year	**$ 12,548**	$ 14,659	$ 16,449
Supplemental disclosures of cash flow information:			
Cash paid for interest	**$ 1,310**	$ 323	$ 145
Cash paid for income taxes, net	**$ 565**	$ 524	$ 437
Cash outflows for lease liabilities	**$ 123**	$ 111	$ 110
Non-cash right-of-use assets recorded for new and modified leases	**$ 143**	$ 68	$ 168
Common stock issued as consideration for TriState Capital acquisition	**$ —**	$ 778	$ —
Restricted stock awards issued as consideration for TriState Capital acquisition	**$ —**	$ 28	$ —
Preferred stock issued as consideration for TriState Capital acquisition	**$ —**	$ 120	$ —
Effective settlement of note receivable for TriState Capital acquisition	**$ —**	$ 123	$ —

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

Raymond James Financial, Inc. ("RJF" or the "firm") is a financial holding company which, together with its subsidiaries, is engaged in various financial services activities, including providing investment management services to retail and institutional clients, merger & acquisition and advisory services, the underwriting, distribution, trading and brokerage of equity and debt securities, and the sale of mutual funds and other investment products. The firm also provides corporate and retail banking services, and trust services. For further information about our business segments, see Note 26. As used herein, the terms "our," "we," or "us" refer to RJF and/or one or more of its subsidiaries.

Basis of presentation

The accompanying consolidated financial statements include the accounts of RJF and its consolidated subsidiaries that are generally controlled through a majority voting interest. We consolidate all of our 100%-owned subsidiaries. In addition, we consolidate any variable interest entity ("VIE") in which we are the primary beneficiary. Additional information on these VIEs is provided in Note 2 and in Note 10. When we do not have a controlling interest in an entity, but we exert significant influence over the entity, we apply the equity method of accounting. All material intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions

The preparation of consolidated financial statements in conformity with United States ("U.S.") generally accepted accounting principles ("GAAP") requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates and could have a material impact on the consolidated financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent accounting developments

Accounting guidance recently adopted

In March 2023, the Financial Accounting Standards Board ("FASB") issued amended guidance related to accounting for investments in tax credit structures using the proportional amortization method (ASU 2023-02). The amendment permits reporting entities to elect to account for their equity investments in tax credit structures using the proportional amortization method if certain conditions are met. This amendment requires entities to make disclosures about all investments in a tax credit program for which they have elected to account for using the proportional amortization method, including those investments in an elected tax credit program that do not meet the conditions to apply the proportional amortization method.

We adopted this guidance on October 1, 2022 using a modified retrospective approach. The impact on our financial statements upon adoption of this new standard was insignificant as our eligible investments upon adoption were not significant. Our significant accounting policies described below have been updated for the adoption of this guidance where applicable.

Significant accounting policies

Recognition of non-interest revenues

Revenue from contracts with customers is recognized when promised services are delivered to our customers in an amount we expect to receive in exchange for those services (i.e., the transaction price). Contracts with customers can include multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct. Our performance obligations to our customers are generally satisfied when we transfer the promised service to our customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time that the customer obtains control over the promised service. Revenue from our performance obligations satisfied over time is recognized in a manner that depicts our performance in transferring control of the service, which is generally measured based on time elapsed, as our customers receive the benefit of our services as they are provided.

Payment for the majority of our services is considered to be variable consideration, as the amount of revenue we expect to receive is subject to factors outside of our control, including market conditions. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved. We record deferred revenue from contracts with customers when payment is received prior to the performance of our obligation to the customer.

We involve third parties in providing services to the customer for certain of our contracts with customers. We are generally deemed to control the promised services before they are transferred to the customer. Accordingly, we present the related revenues gross of the related costs.

We have elected the practical expedient allowed by the accounting guidance to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. See Note 21 for additional information on our revenues.

Asset management and related administrative fees

We earn asset management and related administrative fees for performing asset management, portfolio management and related administrative services to retail and institutional clients. Such fees are generally calculated as a percentage of the value of our Private Client Group ("PCG") client assets in fee-based accounts or on the net asset value of assets managed by our Raymond James Investment Management division ("Raymond James Investment Management") in our Asset Management segment. The values of these assets are impacted by market fluctuations and net inflows or outflows of assets. Fees are generally collected quarterly and are based on balances either at the beginning of the quarter or the end of the quarter, or average balances throughout the quarter. Asset management and related administrative fees are recognized on a monthly basis (i.e., over time) as the services are performed.

Revenues related to fee-based accounts under administration in PCG are shared by the PCG and Asset Management segments, the amount of which depends on whether clients are invested in "managed programs" that are overseen by our Asset Management segment (i.e., included in financial assets under management ("AUM") in the Asset Management segment) and the administrative services provided. Asset management revenues earned by Raymond James Investment Management for retail accounts managed on behalf of third-party institutions, institutional accounts and proprietary mutual funds that we manage are recorded entirely in the Asset Management segment.

Brokerage revenues

Securities commissions

Mutual and other fund products and insurance and annuity products

We earn revenues for distribution and related support services performed related to mutual and other funds, fixed and variable annuities and insurance products. Depending on the product sold, we may receive an upfront fee for our services, a trailing commission, or some combination thereof. Upfront commissions received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale and are generally recognized at the time of sale. Trailing commissions are generally based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. Trailing commissions on eligible products are generally received monthly or quarterly over the period that our client holds the investment or holds the contract. As these trailing commissions are based on factors outside of our control, including market movements and client behavior (i.e., how long clients hold their investment, insurance policy or annuity contract), such revenue is recognized when it is probable that a significant reversal will not occur.

Equities, ETFs and fixed income products

We earn commissions for executing and clearing transactions for customers, primarily in listed and over-the-counter equity securities, including exchange-traded funds ("ETFs"), options, and fixed income securities. Such revenues primarily arise from transactions for retail clients in our PCG segment, as well as services related to sales and trading activities transacted on an agency basis in our Capital Markets segment. Commissions are recognized on trade date, generally received from the customer on settlement date, and we record a receivable between the trade date and the date collected from the customer.

Principal transactions

Principal transactions include revenues from clients' purchases and sales of financial instruments, including fixed income and equity securities and derivatives, in which we transact on a principal basis. We make markets in certain fixed income securities and we carry inventories of financial instruments to facilitate such transactions. The gains and losses on such inventories, both realized and unrealized, are reported as principal transactions revenues.

Account and service fees

Mutual fund and annuity service fees

We earn servicing fees for providing sales and marketing support to third-party financial entities and for supporting the availability and distribution of their products on our platforms. We also earn servicing fees for accounting and administrative services provided to such parties. These fees, which are received monthly or quarterly, are generally based on the market value of the related assets, a fixed annual fee or, in certain cases, the number of positions in such programs, and are recognized over time as the services are performed.

Raymond James Bank Deposit Program ("RJBDP") fees

We earn servicing fees from various banks for administrative services we provide related to our clients' deposits that are swept to such banks as part of the Raymond James Bank Deposit Program, our multi-bank sweep program. The amounts received from third-party banks are variable in nature and fluctuate based on client cash balances in the program, as well as the level of short-term interest rates and the interest paid to clients by the third-party banks on balances in the RJBDP. The fees are earned over time as the related administrative services are performed and are received monthly. Our PCG segment also earns servicing fees from our Bank segment, which is calculated as the greater of a base servicing fee or a net yield equivalent to the average yield that the firm would otherwise receive from third-party banks in the RJBDP. These intersegment fees, and the offsetting intersegment expense in the Bank segment, are eliminated in consolidation.

Investment banking

We earn revenue from investment banking transactions, including public and private equity and debt financings, merger & acquisition advisory services, and other advisory services. Underwriting revenues, which are typically deducted from the proceeds remitted to the issuer, are recognized on trade date if there is no uncertainty or contingency related to the amount to be received. Fees from merger & acquisition and advisory assignments are generally recognized at the time the services related to the transaction are completed under the terms of the engagement. Fees for merger & acquisition and advisory services are typically received upfront, as non-refundable retainer fees, and/or upon completion of a transaction as a success fee. Expenses related to investment banking transactions are generally deferred until the related revenue is recognized or the assignment is otherwise concluded. Such expenses, when recognized, are included in "Professional fees" on our Consolidated Statements of Income and Comprehensive Income.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with maturities of 3 months or less as of our date of purchase, other than those held for trading purposes.

Assets segregated for regulatory purposes and restricted cash

Our broker-dealers carrying client accounts are generally subject to requirements to maintain cash or qualified securities on deposit in a segregated reserve account for the exclusive benefit of their clients. Such amounts are included in "Assets segregated for regulatory purposes and restricted cash" on our Consolidated Statements of Financial Condition as of each respective period end. These amounts largely include cash and cash equivalents but may also include highly liquid securities, such as U.S. Treasury securities ("U.S. Treasuries"), which are carried at fair value on our Consolidated Statements of Financial Condition. These assets are classified as Level 1 in the fair value hierarchy.

We may also from time to time be required to restrict cash for other corporate purposes. In addition, Raymond James Ltd. ("RJ Ltd.") holds client Registered Retirement Savings Plan funds in trust in accordance with Canadian retirement plan regulations.

Collateralized agreements and financings

Securities purchased under agreements to resell and securities sold under agreements to repurchase

We purchase securities under short-term agreements to resell ("reverse repurchase agreements"). Additionally, we sell securities under agreements to repurchase ("repurchase agreements"). Reverse repurchase agreements and repurchase agreements are accounted for as collateralized agreements and collateralized financings, respectively, and are carried at contractual amounts plus accrued interest. We receive collateral with a fair value that is typically equal to or in excess of the principal amount loaned under reverse repurchase agreements to mitigate credit exposure. To ensure that the market value of the underlying collateral remains sufficient, collateral values are evaluated on a daily basis, and collateral is obtained from or returned to the counterparty when contractually required. Under repurchase agreements, we are required to post collateral in an amount that typically exceeds the carrying value of these agreements. In the event that the market value of the securities we pledge as collateral declines, we may have to post additional collateral or reduce borrowing amounts. Reverse repurchase agreements and repurchase agreements are included in "Collateralized agreements" and "Collateralized financings," respectively, on our Consolidated Statements of Financial Condition. See Note 7 for additional information regarding collateralized agreements and financings.

Securities borrowed and securities loaned

We may act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one counterparty and then either lend them to another counterparty or use them in our broker-dealer operations to cover short positions. Where permitted, we have also loaned, to broker-dealers and other financial institutions, securities owned by the firm or our clients or others we have received as collateral. Securities borrowed and securities loaned transactions are accounted for as collateralized agreements and collateralized financings, respectively, and are recorded at the amount of cash advanced or received. In securities borrowed transactions, we are required to deposit cash with the lender in an amount which is generally in excess of the market value of securities borrowed. With respect to securities loaned, we generally receive cash in an amount in excess of the market value of securities loaned. We evaluate the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are included in "Collateralized agreements" and "Collateralized financings," respectively, on our Consolidated Statements of Financial Condition. See Note 7 for additional information regarding collateralized agreements and financings.

Financial instruments, financial instrument liabilities, at fair value

"Financial instruments" and "Financial instrument liabilities" are recorded at fair value. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.

In determining the fair value of our financial instruments in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measurement considered from the perspective of a market participant. As such, our fair value measurements reflect assumptions that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements.

Level 1 - Financial instruments included in Level 1 are highly liquid instruments valued using unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Financial instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar instruments).

Level 3 - Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgment and estimation. These instruments are generally valued using discounted cash flow techniques.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from instrument to instrument and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Valuation techniques and inputs

The fair values for certain of our financial instruments are derived using pricing models and other valuation techniques that involve management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of our financial instruments. Financial instruments which are actively traded will generally have a higher degree of price transparency than financial instruments that are less frequently traded. In accordance with GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, our definition of actively traded is based on average daily trading volume. We have determined the market for certain other types of financial instruments to be uncertain or inactive as of both September 30, 2023 and 2022. As a result, the valuation of these financial instruments included management judgment in determining the relevance and reliability of market information available.

The level within the fair value hierarchy, specific valuation techniques, and other significant accounting policies pertaining to financial instruments at fair value on our Consolidated Statements of Financial Condition are described as follows.

Trading assets and trading liabilities

Trading assets and trading liabilities are comprised primarily of the financial instruments held by our broker-dealer subsidiaries and include debt securities, equity securities, brokered certificates of deposit, and other financial instruments. Trading assets and trading liabilities are recorded at fair value with realized and unrealized gains and losses reflected in "Principal transactions" in current period net income.

When available, we use quoted prices in active markets to determine the fair value of our trading assets and trading liabilities. Such instruments are classified within Level 1 of the fair value hierarchy.

When trading instruments are traded in secondary markets and quoted market prices for identical instruments do not exist, we utilize valuation techniques, including matrix pricing, to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the instruments. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal prepayments and default probabilities. We utilize prices from third-party pricing services to corroborate our estimates of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods. Securities valued using these techniques are classified within Level 2 of the fair value hierarchy.

Within each broker-dealer subsidiary, we offset our long and short positions for identical securities recorded at fair value as part of our trading assets (long positions) and trading liabilities (short positions).

Available-for-sale securities

Available-for-sale securities are classified at the date of purchase. They are comprised primarily of agency mortgage-backed securities ("MBS"), agency collateralized mortgage obligations ("CMOs"), and other securities which are guaranteed by the U.S. government or its agencies. Available-for-sale securities are used as part of our interest rate risk and liquidity management strategies and may be sold in response to changes in interest rates, changes in prepayment risks, or other factors.

The fair values of our available-for-sale securities are determined by obtaining prices from third-party pricing services, which are primarily based on valuation models. The third-party pricing services provide comparable price evaluations utilizing observable market data for similar securities. Such observable market data is comprised of benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data (including market research publications), and loan performance experience. We utilize other third-party pricing services to corroborate the pricing information obtained from the primary pricing service. The majority of our available-for-sale securities are classified within Level 2 of the fair value hierarchy; however, certain available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Interest on available-for-sale securities is recognized in interest income on an accrual basis, with the related accrued interest not yet received reflected in "Other receivables" on our Consolidated Statements of Financial Condition. Discounts are accreted and premiums are amortized as an adjustment to yield over the estimated average life of the security, after factoring in the impact of prepayments. Unrealized gains or losses due to market factors on available-for-sale securities are recorded through other comprehensive income/(loss) ("OCI"), net of applicable taxes, and are thereafter presented in equity as a component of accumulated other comprehensive income ("AOCI") on our Consolidated Statements of Financial Condition. Realized gains and losses on sales of available-for-sale securities are recognized using the specific identification method and are reflected in "Other" revenue in the period sold.

Derivative assets and derivative liabilities

Our derivative assets and derivative liabilities are recorded at fair value and are included in "Derivative assets" and "Derivative liabilities" on our Consolidated Statements of Financial Condition. To reduce credit exposure on certain of our derivative transactions, we may enter into a master netting arrangement that allows for net settlement of all derivative transactions with each counterparty within the same subsidiary. In addition, the credit support annex allows parties to the master netting agreement to mitigate their credit risk by requiring the party which is out of the money to post collateral. Generally the collateral we accept is in the form of either cash or marketable securities. Where permitted, we elect to net-by-counterparty certain derivatives entered into under a legally enforceable master netting agreement and, therefore, the fair value of those derivatives are netted by counterparty on our Consolidated Statements of Financial Condition. As we elect to net-by-counterparty the fair value of such derivatives, we also net-by-counterparty cash collateral exchanged as part of those derivative agreements. Collateral received in the form of marketable securities is not offset as part of such derivative agreements.

We may also require certain counterparties to make a cash deposit at the inception of a derivative agreement, referred to as "initial margin." This initial margin is included in "Cash and cash equivalents" and "Other payables" on our Consolidated Statements of Financial Condition. We are also required to maintain deposits with the clearing organizations we utilize to clear certain of our interest rate derivatives, for which we have generally posted securities as collateral. This initial margin is included as a component of "Other investments" and "Available-for-sale securities" on our Consolidated Statements of Financial Condition. On a daily basis, we also pay cash to, or receive cash from, these clearing organizations due to changes in the fair value of the derivatives which they clear. Such payments are referred to as "variation margin" and are considered to be settlement of the related derivatives.

Interest rate derivatives

We enter into interest rate derivatives as part of our trading activities in our fixed income business to facilitate client transactions or to actively manage risk exposures that arise from our client activity, including a portion of our trading inventory. In addition, we enter into interest rate derivatives with clients of our Bank segment, including clients with whom we have entered into loans or other lending arrangements, to facilitate their respective interest rate risk management strategies. The majority of these derivatives are traded in the over-the-counter market and are executed directly with another counterparty or are cleared and settled through a clearing organization. Realized and unrealized gains or losses on such derivatives are recorded in "Principal transactions" on our Consolidated Statements of Income and Comprehensive Income. The fair values of these interest rate derivatives are obtained from internal or third-party pricing models that consider current market trading levels and the contractual prices for the underlying financial instruments, as well as time value, yield curve and other volatility factors underlying the positions. Since these model inputs can be observed in liquid markets and the models do not require significant judgment, such derivatives are classified within Level 2 of the fair value hierarchy. We corroborate the output of our internal pricing models by preparing an independent calculation using a third-party model. Our fixed income business also holds to-be-announced security contracts that are accounted for as derivatives, which are classified within Level 1 of the fair value hierarchy.

We also facilitated matched book derivative transactions in which we entered into interest rate derivatives with clients. For every matched book derivative we entered into with a client, we also entered into an offsetting derivative on terms that mirrored the client transaction with a credit support provider, which was a third-party financial institution. Any collateral required to be exchanged under these matched book derivatives was administered directly between the client and the third-party financial institution. Due to this pass-through transaction structure, we had completely mitigated the market and credit risk on these matched book derivatives. As a result, matched book derivatives for which the fair value was in an asset position had an equal and offsetting derivative liability. Fair value was determined using an internal pricing model which included inputs from independent pricing sources to project future cash flows related to each underlying derivative. Since any changes in fair value were completely offset by a change in fair value of the offsetting derivative, there was no net impact on our Consolidated

Statements of Income and Comprehensive Income from changes in the fair value of these derivatives. During the year ended September 30, 2023, we exited such matched book derivative agreements.

We enter into primarily floating-rate advances from the Federal Home Loan Bank ("FHLB") to, in part, fund lending and investing activities in our Bank segment and then enter into interest rate contracts which swap variable interest payments on a portion of such borrowings for fixed interest payments. We also enter into interest rate contracts which swap variable interest payments associated with certain money market and saving account deposits for fixed interest payments. These interest rate swaps are designated as cash flow hedges and effectively fix a portion of our Bank segment's cost of funds and mitigate a portion of the market risk associated with its lending and investing activities. The gain or loss on our Bank segment's cash flow hedges is recorded, net of tax, in shareholders' equity as a component of AOCI and subsequently reclassified to earnings when the hedged transaction affects earnings, specifically upon the incurrence of interest expense on the hedged borrowings and deposits. Hedge effectiveness is assessed at inception and at each reporting period utilizing regression analysis. As the key terms of the hedging instrument and hedged transaction match at inception, management expects the hedges to be effective while they are outstanding. The fair value of these interest rate swaps is determined by obtaining valuations from a third-party pricing service. These third-party valuations are based on observable inputs such as time value and yield curves. We validate these observable inputs by preparing an independent calculation using a secondary model. Cash flows from hedging activities are included in the same category as the items being hedged. Cash flows from derivative instruments used to manage interest rates are classified as operating activities. We classify these derivatives within Level 2 of the fair value hierarchy.

Foreign-exchange derivatives

We enter into three-month forward foreign exchange contracts primarily to hedge the risks related to Raymond James Bank's investment in its Canadian subsidiary, as well as its risk resulting from transactions denominated in currencies other than the U.S. dollar. The majority of these derivatives are designated as net investment hedges. The gain or loss related to these designated net investment hedges is recorded, net of tax, in shareholders' equity as part of the cumulative translation adjustment component of AOCI with such balance impacting "Other" revenues in the event the net investment is sold or substantially liquidated. Gains and losses on undesignated derivative instruments are recorded in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income. Hedge effectiveness is assessed at each reporting period using a method that is based on changes in forward rates and measured using the hypothetical derivatives method. As the terms of the hedging instrument and hypothetical derivative generally match at inception, the hedge is expected to be highly effective.

The fair values of our forward foreign exchange contracts are determined by obtaining valuations from a third-party pricing service or model. These valuations are based on observable inputs such as spot rates, forward foreign exchange rates and both U.S. and foreign interest rate curves. We validate the observable inputs utilized in the third-party valuation model by preparing an independent calculation using a secondary valuation model. These forward foreign exchange contracts are classified within Level 2 of the fair value hierarchy.

Other investments

Other investments consist primarily of private equity investments, securities pledged as collateral with clearing organizations, and term deposits with Canadian financial institutions. Our securities pledged as collateral with clearing organizations, which primarily include U.S. Treasuries, and term deposits are categorized within Level 1 of the fair value hierarchy.

Private equity investments consist primarily of investments in third-party private equity funds. The private equity funds in which we invest are primarily closed-end funds in which our investments are generally not eligible for redemption. We receive distributions from these funds as the underlying assets are liquidated or distributed. These investments are measured at fair value with any gains or losses recognized in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income. The fair values of substantially all of our private equity investments are determined utilizing the net asset value ("NAV") of the fund as a practical expedient with the remainder utilizing Level 3 valuation techniques.

Client-owned fractional shares

Within our broker-dealer subsidiaries, when dividend reinvestment programs or other corporate action events result in clients receiving a share quantity that is not a whole number, we transact in the fractional shares on a principal basis. We include these fractional shares in "Other assets" in our Consolidated Statements of Financial Condition and record an associated liability to the client in "Other payables" as we must fulfill our clients' future fractional share redemptions. We account for the fractional share assets and the liability to the client at fair value. The fair values of the fractional share assets and liabilities are determined based on quoted prices in active markets and are classified within Level 1 of the fair value hierarchy.

Brokerage client receivables, net

Brokerage client receivables include receivables from the clients of our broker-dealer subsidiaries and are principally for amounts due on cash and margin transactions. Such receivables are generally collateralized by securities owned by the clients. Brokerage client receivables are reported at their outstanding principal balance, net of any allowance for credit losses. See the "Allowance for credit losses" section below for a discussion of our application of the practical expedient under the current expected credit losses ("CECL") guidance for financial assets secured by collateral.

Securities beneficially owned by clients, including those that collateralize margin or other similar transactions, are not reflected on our Consolidated Statements of Financial Condition. See Note 7 for additional information regarding this collateral.

Other receivables, net

Other receivables primarily include receivables from brokers, dealers and clearing organizations, accrued fees from product sponsors, and accrued interest receivables. Receivables from brokers, dealers and clearing organizations primarily consist of cash deposits placed with clearing organizations, which includes cash deposited as initial margin, as well as receivables related to sales of securities which have traded but not yet settled including amounts receivable for securities failed to deliver.

We present "Other receivables, net" on our Consolidated Statements of Financial Condition, net of any allowance for credit losses. However, these receivables generally have minimal credit risk due to the low probability of clearing organization default and the short-term nature of receivables related to securities settlements and therefore, the allowance for credit losses on such receivables is not significant. Any allowance for credit losses for other receivables is estimated using assumptions based on historical experience, current facts and other factors. We update these estimates through periodic evaluations against actual trends experienced.

We include accrued interest receivables related to our financial assets in "Other receivables, net" on the Consolidated Statements of Financial Condition. We reverse any uncollectible accrued interest against interest income when the related financial asset is moved to nonaccrual status. Given that we write off uncollectible amounts in a timely manner, we do not recognize an allowance for credit losses against accrued interest receivable.

Bank loans, net

Loans held for investment

Bank loans are comprised of loans originated or purchased by our Bank segment and include securities-based loans ("SBL"), commercial and industrial ("C&I") loans, commercial real estate ("CRE") loans, real estate investment trust ("REIT") loans, residential mortgage loans, and tax-exempt loans. The loans which we have the intent and the ability to hold until maturity or payoff are recorded at their unpaid principal balance plus any premium paid in connection with the purchase of the loan or less any discounts received in connection with the purchase of the loan, less the allowance for credit losses and charge-offs, and net of deferred fees and costs on originated loans. Loan origination fees and direct costs, as well as premiums and discounts on loans that are not revolving, are capitalized and recognized in interest income using the effective interest method, taking into consideration scheduled payments and prepayments. Loan discounts include fair value adjustments associated with our acquisition of TriState Capital Bank which totaled $145 million as of our June 1, 2022 acquisition date and will be accreted into interest income over the weighted-average life of the underlying loans, estimated to approximate four years as of the acquisition date, which may vary based on prepayments. For revolving loans, the straight-line method is used based on the contractual term. Syndicated loans purchased in the secondary market are recorded on the trade date. Interest income is recorded on an accrual basis.

We segregate our loan portfolio into six loan portfolio segments: SBL, C&I, CRE (primarily loans that are secured by income-producing properties and CRE construction loans), REIT (loans made to businesses that own or finance income-producing real estate), residential mortgage, and tax-exempt. Loans in our SBL portfolio segment are primarily collateralized by the borrower's marketable securities at advance rates consistent with industry standards and, to a lesser extent, the cash surrender value of any applicable life insurance policies. An insignificant portion of our SBL portfolio is collateralized by private securities or other financial instruments with a limited trading market. These portfolio segments also serve as the portfolio loan classes for purposes of credit analysis. See the "Allowance for credit losses" section below for information on our allowance policies.

Loans held for sale

Certain residential mortgage loans originated and intended for sale in the secondary market due to their fixed interest rate terms are carried at the lower of cost or estimated fair value. The fair values of the residential mortgage loans held for sale are estimated using observable prices obtained from counterparties for similar loans. These nonrecurring fair value measurements are classified within Level 2 of the fair value hierarchy.

We purchase the guaranteed portions of Small Business Administration ("SBA") loans and account for these loans at the lower of cost or estimated fair value. We then aggregate SBA loans with similar characteristics into pools for securitization and sell these pools in the secondary market. Individual SBA loans may be sold prior to securitization. The fair values of the SBA loans which have not yet been securitized are determined based upon their committed sales price, third-party price quotes, or are determined using a third-party pricing service. These nonrecurring fair value measurements are classified within Level 2 of the fair value hierarchy.

Once the SBA loans are securitized into a pool, the respective securities are classified as trading instruments based on our intention to sell the securitizations and are carried at fair value. Sales of the securitizations are accounted for as of settlement date, which is the date we have surrendered control over the transferred assets. We do not retain any interest in the securitizations once they are sold.

Corporate loans, which include C&I, CRE and REIT loans, as well as tax-exempt loans are designated as held for investment upon inception and recorded in loans receivable. If we subsequently designate a corporate or tax-exempt loan as held for sale, which generally occurs as part of our credit management activities, we then write down the carrying value of the loan with a partial charge-off, if necessary, to carry it at the lower of cost or estimated fair value. The fair value estimate is based on collateral value less selling costs for the collateral-dependent loans and discounted cash flows for loans that are not collateral-dependent. These nonrecurring fair value measurements are classified within Level 2 or 3 of the fair value hierarchy.

Gains and losses on sales of residential mortgage loans held for sale, SBA loans that are not part of a securitized pool, and corporate loans transferred from the held for investment portfolio, are included as a component of "Other" revenues on our Consolidated Statements of Income and Comprehensive Income, while interest collected on these assets is included in "Interest income."

Unfunded lending commitments

We have outstanding at any time a significant number of commitments to extend credit and other credit-related off-balance-sheet financial instruments such as revolving lines of credit, standby letters of credit and loan purchases. Our policy is generally to require customers to pledge collateral at the time of closing. The amount of collateral pledged, if it is deemed necessary upon extension of credit, is based on our credit evaluation of the borrower. Collateral securing unfunded lending commitments varies but may include assets such as marketable securities, accounts receivable, inventory, real estate, and income-producing commercial properties.

In the normal course of business, we issue or participate in the issuance of standby letters of credit whereby we provide an irrevocable guarantee of payment in the event the letter of credit is drawn down by the beneficiary. These standby letters of credit generally expire in one year or less. In the event that a letter of credit is drawn down, we would pursue repayment from the party under the existing borrowing relationship or would liquidate collateral, or both. The proceeds from repayment or liquidation of collateral are expected to satisfy the amounts drawn down under the existing letters of credit.

The allowance for potential credit losses associated with these unfunded lending commitments is included in "Other payables" on our Consolidated Statements of Financial Condition. Refer to the "Allowance for credit losses" section that follows for a discussion of the reserve calculation methodology and Note 19 for further information about these commitments.

We recognize the revenue associated with corporate syndicated standby letters of credit, which is generally received quarterly, on a cash basis, the effect of which does not differ significantly from recognizing the revenue in the period the fee is earned. Unused corporate line of credit fees are accounted for on an accrual basis.

Nonperforming assets

Nonperforming assets are comprised of both nonperforming loans and other real estate owned. Nonperforming loans include those loans which have been placed on nonaccrual status and certain accruing loans which are 90 days or more past due and in the process of collection. Loans which have been restructured in a manner that grants a concession that would not normally be granted to a borrower experiencing financial difficulties are deemed to be troubled debt restructurings ("TDRs"). Loans structured as TDRs which are placed on nonaccrual status are considered nonperforming loans.

Loans of all classes are generally placed on nonaccrual status when we determine that full payment of all contractual principal and interest is in doubt or the loan is past due 90 days or more as to contractual interest or principal unless the loan, in our opinion, is well-secured and in the process of collection. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is written-off against interest income and accretion of the net deferred loan origination fees ceases. Interest is recognized using the cash method for SBL and substantially all residential mortgage loans, and the cost recovery method for corporate and tax-exempt loans thereafter until the loan qualifies for return to accrual status. Most loans (including residential mortgage TDRs) are returned to an accrual status when the loans have been brought contractually current with the original or amended terms and have been maintained on a current basis for a reasonable period, generally six months. However, corporate loan TDRs have generally been partially charged off and therefore remain on nonaccrual status until the loan is fully repaid or sold.

Other real estate acquired in the settlement of loans, including through, or in lieu of, loan foreclosure, is initially recorded at the lower of cost or fair value less estimated selling costs through a charge to the allowance for credit losses, thus establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed and the assets are carried at the lower of the carrying amount or fair value, as determined by a current appraisal or discounted cash flow valuation less estimated costs to sell, and are included in "Other assets" on our Consolidated Statements of Financial Condition. These nonrecurring fair value measurements are classified within Level 2 of the fair value hierarchy.

Bank loan charge-off policies

Corporate and tax-exempt loans are monitored on an individual basis, and loan grades are reviewed at least quarterly to ensure they reflect the loan's current credit risk. When we determine that it is likely that a corporate or tax-exempt loan will not be collected in full, the loan is evaluated for a potential write down of the carrying value. After consideration of a number of factors, including the borrower's ability to restructure the loan, alternative sources of repayment, and other factors affecting the borrower's ability to repay the debt, the portion of the loan deemed to be a confirmed loss, if any, is charged-off. For collateral-dependent loans secured by real estate, the amount of the loan considered a confirmed loss and charged-off is generally equal to the difference between the recorded investment in the loan and the collateral's appraised value less estimated costs to sell. For C&I and tax-exempt loans, we evaluate all sources of repayment to arrive at the amount considered to be a loss and charged-off. Corporate banking and credit risk managers also meet regularly to review criticized loans (i.e., loans that are rated special mention or worse as defined by bank regulators). Additional charge-offs are taken when the value of the collateral changes or there is an adverse change in the expected cash flows.

A portion of our corporate loan portfolio is comprised of participations in either Shared National Credits ("SNCs") or other large syndicated loans in the U.S. and Canada. The SNCs are U.S. loan syndications totaling over $100 million that are shared between three or more regulated institutions. The agent bank's regulator reviews a portion of SNC loans on a semi-annual basis and provides a synopsis of each loan's regulatory classification, including loans that are designated for nonaccrual status and directed charge-offs. We must be at least as critical with our nonaccrual designations, directed charge-offs, and classifications, potentially impacting our allowance for credit losses and charge-offs. Corporate loans are subject to our internal review procedures and regulatory review by the Board of Governors of the Federal Reserve System ("the Fed") and either the Florida Office of Financial Regulation or the Pennsylvania Department of Banking and Securities ("PDBS") as part of our respective banks' regulatory examinations.

Substantially all residential mortgage loans over 60 days past due are reviewed to determine loan status, collection strategy and charge-off recommendations. Charge-offs are typically considered on residential mortgage loans once the loans are delinquent 90 days or more and then generally taken before the loan is 120 days past due. A charge-off is taken against the allowance for credit losses for the difference between the loan amount and the amount that we estimate will ultimately be collected, based on the value of the underlying collateral less estimated costs to sell. We predominantly use broker price opinions for these valuations. If a loan remains in pre-foreclosure status for more than nine months, an updated valuation is obtained to determine if further charge-offs are necessary.

Loans to financial advisors, net

We offer loans to financial advisors for recruiting and retention purposes. The decision to extend credit to a financial advisor is generally based on their ability to generate future revenues. Loans offered are generally repaid over a five to ten year period, with interest recognized as earned, and are contingent upon continued affiliation with us. These loans are not assignable by the financial advisor and may only be assigned by us to a successor in interest. There is no fee income associated with these loans. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us and generally does not continue to accrue interest. Based upon the nature of these financing receivables, affiliation status (i.e., whether the advisor is actively affiliated with us or has terminated affiliation with us) is the primary credit risk factor within this portfolio. We present the outstanding balance of loans to financial advisors on our Consolidated Statements of Financial Condition, net of the allowance for credit losses. Refer to the allowance for credit losses section that follows for further information related to our allowance for credit losses on our loans to financial advisors. See Note 9 for additional information on our loans to financial advisors.

Loans to financial advisors who are actively affiliated with us are considered past due once they are 30 days or more delinquent as to the payment of contractual interest or principal. Such loans are placed on nonaccrual status when we determine that full payment of contractual principal and interest is in doubt, or the loan is past due 180 days or more as to contractual interest or principal. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is written-off against interest income. Interest is recognized using the cash method for these loans thereafter until the loan qualifies for return to accrual status. Loans are returned to an accrual status when the loans have been brought contractually current with the original terms and have been maintained on a current basis for a reasonable period, generally six months.

When we determine that it is likely a loan will not be collected in full, the loan is evaluated for a potential write down of the carrying value. After consideration of the borrower's ability to restructure the loan, sources of repayment, and other factors affecting the borrower's ability to repay the debt, the portion of the loan deemed a confirmed loss, if any, is charged-off. A charge-off is taken against the allowance for credit losses for the difference between the amortized cost and the amount we estimate will ultimately be collected. Additional charge-offs are taken if there is an adverse change in the expected cash flows.

Allowance for credit losses

We evaluate our held for investment bank loans, unfunded lending commitments, loans to financial advisors and certain other financial assets to estimate an allowance for credit losses ("ACL") over the remaining life of the financial instrument. The remaining life of our financial assets is determined by considering contractual terms and expected prepayments, among other factors.

We use multiple methodologies in estimating an allowance for credit losses and our approaches may differ by the subsidiary which holds the asset, the type of financial asset and the risk characteristics within each financial asset type. Our estimates are based on ongoing evaluations of the portfolio, the related credit risk characteristics, and the overall economic and environmental conditions affecting the financial assets. For certain of our financial assets with collateral maintenance provisions (e.g., SBL, collateralized agreements, and margin loans), we apply the practical expedient allowed under the CECL guidance in estimating an allowance for credit losses. We reasonably expect that borrowers (or counterparties, as applicable) will replenish the collateral as required. As a result, we estimate zero credit losses to the extent that the fair value of the collateral equals or exceeds the related carrying value of the financial asset. When the fair value of the collateral securing the financial asset is less than the carrying value, qualitative factors such as historical experience (adjusted for current risk characteristics and economic conditions) as well as reasonable and supportable forecasts are considered in estimating the allowance for credit losses on the unsecured portion of the financial asset.

Credit losses are charged-off against the allowance when we believe the uncollectibility of the financial asset is confirmed. Subsequent recoveries, if any, are credited to the allowance once received. A credit loss expense, or benefit, is recorded in earnings in an amount necessary to adjust the allowance for credit losses to our estimate as of the end of each reporting period. Our provision or benefit for credit losses for outstanding bank loans is included in "Bank loan provision/(benefit) for credit losses" on our Consolidated Statements of Income and Comprehensive Income and our provision or benefit for credit losses for all other financing receivables, including loans to financial advisors, and unfunded lending commitments, is included in "Other" expense.

We generally estimate the allowance for credit losses on our loan portfolios using credit risk models which incorporate relevant available information from internal and external sources relating to past events, current conditions, and reasonable and supportable economic forecasts. After testing the reasonableness of a variety of economic forecast scenarios, each model is run using a single forecast scenario selected for such model. Our forecasts incorporate assumptions related to macroeconomic indicators including, but not limited to, U.S. gross domestic product ("GDP"), equity market indices, unemployment rates, and commercial real estate and residential home price indices. At the conclusion of our reasonable and supportable forecast period, which currently ranges from two to four years depending on the model and macroeconomic variables, we generally use a straight-line reversion approach over a one-year period, where applicable, to revert to historical loss information for C&I, REIT and tax-exempt loans. For CRE and residential mortgage loans, we incorporate a reasonable and supportable forecast of various macroeconomic variables over the remaining life of the assets. The development of the forecast used for CRE and residential mortgage loans incorporates an assumption that each macroeconomic variable will revert to a long-term expectation starting in years two to four of the forecast and largely completing within the first five years of the forecast. We assess the length of the reasonable and supportable forecast period and the reversion period, our reversion approach, our economic forecasts and our methodology for estimating the historical loss information on a quarterly basis.

The allowance for credit losses on loans is generally evaluated and measured on a collective basis, based on the subsidiary which holds the asset, and then typically by loan portfolio segment, due to similar risk characteristics. When a loan does not share similar risk characteristics with other loans, the loan is evaluated for credit losses on an individual basis. Various risk characteristics are considered when determining whether the loan should be collectively evaluated including, but not limited to, financial asset type, internal risk ratings, collateral type, industry of the borrower, and historical or expected credit loss patterns.

The allowance for credit losses on collectively evaluated loans for each respective subsidiary is comprised of two components: (a) a quantitative allowance; and (b) a qualitative allowance, which is based on an analysis of model limitations and other factors not considered by the quantitative models. There are several factors considered in estimating the quantitative allowance for credit losses on collectively evaluated loans which generally include, but are not limited to, the internal risk rating, historical loss experience (including adjustments due to current risk characteristics and economic conditions), prepayments, borrower-controlled extensions, and expected recoveries. We use third-party data for historical information on collectively evaluated corporate loans and residential mortgage loans.

The qualitative portion of our allowance for credit losses includes certain factors that are not incorporated into the quantitative estimate and would generally require adjustments to the allowance for credit losses. These qualitative factors are intended to address developing trends related to each portfolio segment and would generally include, but are not limited to: changes in lending policies and procedures, including changes in underwriting standards and collection; our loan review process; volume and severity of delinquent loans; changes in the seasoning of the loan portfolio and the nature, volume and terms of loans; loan diversification and credit concentrations; changes in the value of underlying collateral; changes in legal and regulatory environments; local, regional, national and international economic conditions, or recent catastrophic events not already reflected in the quantitative estimate; and the routine time delay between when economic data is gathered, analyzed and distributed by our service providers and current macroeconomic developments.

Held for investment bank loans

Raymond James Bank: The allowance for credit losses for the C&I, CRE, REIT, residential mortgage, and tax-exempt portfolio segments is estimated using credit risk models that project a probability of default ("PD"), which is then multiplied by the loss given default ("LGD") and the estimated exposure at default ("EAD") at the loan-level for every period remaining in the loan's expected life, including the maturity period. Historical information, combined with macroeconomic variables, are used in estimating the PD, LGD and EAD. Our credit risk models consider several factors when estimating the expected credit losses which may include, but are not limited to, financial performance and position, estimated prepayments, geographic location, industry or sector type, debt type, loan size, capital structure, initial risk levels and the economic outlook. Additional factors considered by the residential mortgage model include FICO scores and loan-to-value ("LTV") ratios.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

TriState Capital Bank: The allowance for credit losses utilizes a lifetime or cumulative loss rate methodology, which identifies macroeconomic factors and asset-specific characteristics correlated with credit loss experience including loan age, loan type, and leverage. The lifetime loss rate is applied to the amortized cost of the loan and builds on default and recovery probabilities by utilizing pool-specific historical loss rates. These pool-specific historical loss rates may be adjusted for forecasted macroeconomic variables and other factors such as differences in underwriting standards, portfolio mix, or when historical asset terms do not reflect the contractual terms of the financial assets. Each quarter, the relevancy of historical loss information is assessed and management considers any necessary adjustments. Loss rates are based on historical averages for each loan pool, adjusted to reflect the impact of a single, forward-looking forecast of certain macroeconomic variables such as GDP, unemployment rates, corporate bond credit spreads and commercial property values, which management considers to be both reasonable and supportable.

See Note 8 for additional information about our bank loans, including credit quality indicators considered in developing the allowance for credit losses.

Unfunded lending commitments

We estimate credit losses on unfunded lending commitments using a methodology consistent with that used in the corresponding bank loan portfolio segment and also based on the expected funding probabilities for fully binding commitments. As a result, the allowance for credit losses for unfunded lending commitments will vary depending upon the mix of lending commitments and future funding expectations. All classes of individually evaluated unfunded lending commitments are analyzed in conjunction with the specific allowance process previously described.

Loans to financial advisors

The allowance for credit losses on loans to financial advisors is estimated using credit risk models that incorporate average annual loan-level loss rates and estimated prepayments based on historical data. The qualitative component of our estimate considers internal and external factors that are not incorporated into the quantitative estimate such as the reasonable and supportable forecast period. In estimating an allowance for credit losses on our individually-evaluated loans to financial advisors, we generally take into account the affiliation status of the financial advisor (i.e., whether the advisor is actively affiliated with us or has terminated affiliation with us), the borrower's ability to restructure the loan, sources of repayment, and other factors affecting the borrower's ability to repay the debt.

Available-for-sale securities

Credit losses on available-for-sale securities are limited to the difference between the security's amortized cost basis and its fair value on the reporting date. Credit losses, if any, are recognized through an allowance for credit losses rather than as a direct reduction in amortized cost basis or the acquisition date fair value, as applicable. We expect zero credit losses on the portion of our available-for-sale securities portfolio that is comprised of U.S. government and government agency-backed securities and the related accrued interest receivable for which payments of both principal and interest are guaranteed, and for which we have not historically experienced any credit losses. In addition, we have the ability and intent to hold these securities and unrealized losses related to these available-for-sale securities are generally due to changes in market interest rates. On a quarterly basis, we reassess our expectation of zero credit losses on such securities, giving consideration to any relevant changes in the securities or the issuer.

On a quarterly basis, we also evaluate non-agency-backed available-for-sale securities in an unrealized loss position for expected credit losses. We first determine whether it is more likely than not that we will sell the impaired securities, giving consideration to current and forecasted liquidity requirements, regulatory and capital requirements, and our securities portfolio management. If it is more likely than not that we will sell an available-for-sale security with a fair value below amortized cost before recovery, the security's book basis is written down to fair value through earnings. For available-for-sale debt securities that it is more likely than not that we will not sell before recovery, a provision for credit losses is recorded through earnings for the amount of the valuation decline below book basis that is attributable to credit losses. We consider the extent to which fair value is less than amortized cost, credit ratings and other factors related to the security in assessing whether a credit loss exists, and we measure the credit loss by comparing the present value of cash flows expected to be collected to the book basis of the security limited by the amount that the fair value is less than the book basis. The remaining difference between the security's fair value and its book basis (that is, the decline in fair value not attributable to credit losses) is recognized in OCI on an after-tax basis. Changes in the allowance for credit losses are recorded as provisions for credit losses. Losses are charged against the allowance when we believe the security is uncollectible or we intend to sell the security. At September 30, 2023, based on our assessment of those securities not guaranteed by the U.S government or its agencies, we did not recognize an allowance for credit losses.

Identifiable intangible assets, net

Certain identifiable intangible assets we acquire such as those related to customer relationships, core deposits, developed technology, trade names and non-compete agreements, are amortized over their estimated useful lives on a straight-line basis and are evaluated for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable. Amortization expense and impairment losses, if any, related to our identifiable intangible assets are included in "Other" expenses on our Consolidated Statements of Income and Comprehensive Income.

We also hold indefinite-lived identifiable intangible assets, which are not amortized. Rather, these assets are subject to an evaluation of potential impairment on an annual basis to determine whether the estimated fair value is in excess of its carrying value, or between annual impairment evaluation dates, if events or circumstances indicate there may be impairment. In the course of our evaluation of the potential impairment of such indefinite-lived assets, we may elect either a qualitative or a quantitative assessment. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value is greater than its carrying amount, we are not required to perform a quantitative impairment analysis. However, if we conclude otherwise, we then perform a quantitative impairment analysis. We have elected January 1 as our annual impairment evaluation date, evaluating balances as of December 31. See Note 11 for additional information regarding the outcome of our impairment assessment.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Indefinite-lived intangible assets such as goodwill are not amortized, but rather evaluated for impairment at least annually, or between annual impairment evaluation dates whenever events or circumstances indicate potential impairment exists. Impairment exists when the carrying value of a reporting unit, which is generally at the level of or one level below our business segments, exceeds its respective fair value.

In the course of our evaluation of a potential impairment to goodwill, we may elect either a qualitative or a quantitative assessment. Our qualitative assessments consider macroeconomic indicators, such as trends in equity and fixed income markets, GDP, labor markets, interest rates, and housing markets. We also consider regulatory changes, as well as company-specific factors such as market capitalization, reporting unit specific results, and changes in key personnel and strategy. Changes in these indicators, and our ability to respond to such changes, may trigger the need for impairment testing at a point other than our annual assessment date. We assess these, and other, qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative impairment analysis is not required. However, if we conclude otherwise, we then perform a quantitative impairment analysis. Alternatively, if we elect not to perform a qualitative assessment, we perform a quantitative evaluation.

In the event of a quantitative assessment, we estimate the fair value of the reporting unit with which the goodwill is associated and compare it to the carrying value. We estimate the fair value of our reporting units using an income approach based on a discounted cash flow model that includes significant assumptions about future operating results and cash flows and, if appropriate, a market approach. If the carrying value of a reporting unit is greater than the estimated fair value, an impairment charge is recognized for the excess.

We have elected January 1 as our annual goodwill impairment evaluation date, evaluating balances as of December 31. See Note 11 for additional information regarding the outcome of our goodwill impairment assessments.

Other assets

Other assets is primarily comprised of investments in company-owned life insurance, property and equipment, net, right-of-use assets ("ROU assets") associated with leases, prepaid expenses, FHLB stock, Federal Reserve Bank ("FRB") stock, investments in real estate partnerships held by consolidated VIEs, and certain other investments, primarily held in our Bank segment. See Note 12 for additional information. Other assets also includes client-owned fractional shares for which we act in a principal capacity. See our client-owned fractional shares policy above for further information.

We maintain investments in company-owned life insurance policies utilized to indirectly fund certain non-qualified deferred compensation plans and other employee benefit plans. These life insurance policies are recorded at cash surrender value as determined by the insurer. See Note 23 for information on the non-qualified deferred compensation plans.

Ownership of FHLB and FRB stock is a requirement for all banks seeking membership into and access to the services provided by these banking systems. These investments are carried at cost.

Raymond James Affordable Housing Investments, Inc. ("RJAHI"), a wholly-owned subsidiary of RJF, or one of its affiliates, acts as the managing member or general partner in Low-Income Housing Tax Credit ("LIHTC") funds and other funds of a similar nature, some of which require consolidation. These funds invest in housing project limited partnerships or limited liability companies ("LLCs") which purchase and develop affordable housing properties generally qualifying for federal and state low-income housing tax credits and/or provide a mechanism for banks and other institutions to meet certain regulatory obligations. The investments in project partnerships of all of the LIHTC fund VIEs which require consolidation are included in "Other assets" on our Consolidated Statements of Financial Condition.

Our Bank segment holds investments which deliver tax benefits, including in LIHTC funds, some of which are managed by RJAHI. We also hold other investments in tax credit structures. These investments are included in "Other assets" on our Consolidated Statements of Financial Condition. See the "Income taxes" section of this Note 2 for a discussion of our accounting for investments which qualify for tax credits. See additional discussion in this Note 2 regarding our evaluation and conclusions around consolidation of such VIEs.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and software amortization. Property and equipment primarily consists of software, buildings, certain leasehold improvements, and furniture. Software includes both purchased software and internally developed software that has been placed in service, including certain software projects where development is in progress. Buildings primarily consists of owned facilities. Leasehold improvements are generally costs associated with lessee-owned interior office space improvements. Equipment primarily consists of communications and technology hardware. Depreciation of assets (other than land, which is not depreciated) is primarily calculated using the straight-line method over the estimated useful lives of the assets, within ranges outlined in the following table.

Asset type	Estimated useful life
Buildings, building components and land improvements	15 to 40 years
Furniture, fixtures and equipment	3 to 5 years
Software	2 to 10 years
Leasehold improvements (lessee-owned)	Lesser of useful life or lease term

Costs for significant internally developed software projects are capitalized when the costs relate to development of new applications or modification of existing internal-use software that results in additional functionality. Internally developed software project costs related to preliminary-project and post-project activities are expensed as incurred.

Additions, improvements and expenditures that extend the useful life of an asset are capitalized. Expenditures for repairs and maintenance, as well as all maintenance costs associated with software applications, are expensed in the period incurred. Depreciation expense associated with property and equipment is included in "Occupancy and equipment" expense on our Consolidated Statements of Income and Comprehensive Income. Amortization expense associated with computer software is included in "Communications and information processing" expense on our Consolidated Statements of Income and Comprehensive Income. Gains and losses on disposals of property and equipment are included in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income in the period of disposal. See Note 13 for additional information regarding our property and equipment.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Leases

We have operating leases for the premises we occupy in many of our U.S. and foreign locations, including our employee-based branch office operations. At inception, we determine if an arrangement to utilize a building or piece of equipment is a lease and, if so, the appropriate lease classification. Substantially all of our leases are operating leases. If the arrangement is determined to be a lease, we recognize a ROU asset in "Other assets" and a corresponding lease liability in "Other payables" on our Consolidated Statements of Financial Condition. ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. We elected the practical expedient, where leases with an initial or acquired term of 12 months or less are not recorded as an ROU asset or lease liability. Our lease terms include any noncancelable periods and may reflect periods covered by options to extend or terminate when it is reasonably certain that we will exercise those options.

We record our lease ROU assets at the amount of the lease liability plus any prepaid rent, amounts paid for lessor-owned leasehold improvements, and initial direct costs, less any lease incentives and accrued rent. We record lease liabilities at commencement date (or acquisition date, for leases assumed through acquisitions) based on the present value of lease payments over the lease term, which is discounted using our commencement date or acquisition date incremental borrowing rate, or at the imputed rate within the lease, as appropriate. Our incremental borrowing rate considers the weighted-average yields on our senior notes payable, adjusted for collateralization and tenor. Payments that vary because of changes in facts or circumstances occurring after the commencement date, such as operating expense payments under a real estate lease, are considered variable and are expensed in the period incurred. For our real estate leases, we elected the practical expedient to account for the lease and non-lease components as a single lease. Lease expense for our lease payments is recognized on a straight-line basis over the lease term if the ROU asset has not been impaired or abandoned. See Note 14 for additional information on our leases.

Bank deposits

Bank deposits include money market accounts, savings accounts, interest-bearing and non-interest-bearing demand deposits, and certificates of deposit held at Raymond James Bank and TriState Capital Bank. Raymond James Bank deposits include deposits that are swept from the investment accounts of PCG clients through the RJBDP which are included in money market and savings accounts, as well as deposits associated with our Enhanced Savings Program ("ESP") which are primarily included within interest-bearing demand deposit totals. TriState Capital Bank's deposits are generally comprised of money market and savings accounts, including RJBDP deposits, and interest-bearing demand deposits. Deposits are stated at the principal amount outstanding. Interest on deposits is accrued and charged to interest expense daily and is paid or credited in accordance with the terms of the respective accounts. The interest rates on the vast majority of our deposits are determined based on market rates and, in certain cases, may be linked to an index, such as the effective federal funds rate. See Note 15 for additional detail regarding deposits.

Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a loss is probable and a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the minimum amount in the range of loss is accrued. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible, or for which a loss is not determined to be probable.

We record liabilities related to legal and regulatory proceedings in "Other payables" on our Consolidated Statements of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal proceeding or significant regulatory matter is reviewed in each accounting period and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded through "Other" expense on our Consolidated Statements of Income and Comprehensive Income. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the recorded liability amounts for such matters. Our costs of defense related to such matters are expensed in the period they are incurred. Such defense costs are primarily related to external legal fees which are included within "Professional fees" on our Consolidated Statements of Income and Comprehensive Income. See Note 19 for additional information.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Share-based compensation

We account for the compensation cost related to share-based payment awards made to employees, directors, and independent contractors based on the estimated fair values of the awards on the date of grant. The compensation cost of our share-based awards, net of estimated forfeitures, is amortized over the requisite service period of the awards. Share-based compensation amortization is included in "Compensation, commissions and benefits" expense on our Consolidated Statements of Income and Comprehensive Income. See Note 23 for additional information on our share-based compensation.

Deferred compensation plans

We maintain various deferred compensation plans for the benefit of certain employees and independent contractors that provide a return to the participant based upon the performance of various referenced investments. For the Voluntary Deferred Compensation Plan ("VDCP"), Long-Term Incentive Plan ("LTIP"), and certain other plans, we purchase and hold company-owned life insurance policies on the lives of certain current and former participants to earn a competitive rate of return for participants and to provide a source of funds available to satisfy our obligations under the plan. See Note 12 for information regarding the carrying value of such policies. Compensation expense is recognized for all awards made under such plans with future service requirements over the requisite service period using the straight-line method. Changes in the value of the company-owned life insurance policies, as well as the expenses associated with the related deferred compensation plans, are recorded in "Compensation, commissions and benefits" expense on our Consolidated Statements of Income and Comprehensive Income. See Note 23 for additional information.

Foreign currency translation

The statements of financial condition of the foreign subsidiaries we consolidate are translated at exchange rates as of the period-end. The statements of income are translated either at an average exchange rate for the period or, in certain cases, at the exchange rate in effect on the date which transactions occur. The gains or losses resulting from translating foreign currency financial statements into U.S. dollar ("USD") are included in OCI and are thereafter presented in equity as a component of AOCI. Gains and losses relating to transactions in currencies other than the respective subsidiaries' functional currency are reported in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income.

Income taxes

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide for income taxes on all transactions recorded in our consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Our net deferred tax assets and net deferred tax liabilities presented on the financial statements are based upon the jurisdictional footprint of the firm. We consider our major jurisdictions for disclosure purposes to be federal, state, Canada, and the United Kingdom ("U.K."). Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns, including the repatriation of undistributed earnings of foreign subsidiaries. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or liquidity. See Note 18 for additional information on our income taxes.

We hold equity investments in certain structures which deliver tax benefits, including LIHTC funds, Historic Tax Credit ("HTC") funds, and a Solar Tax Credit investment ("STC"). For those LIHTC, HTC, and STC investments that qualify for application of the proportional amortization method, we apply such method. Under the proportional amortization method, such investment is amortized in proportion to the allocation of tax benefits received in each period, and the investment amortization and the tax benefits are presented on a net basis within "Provision for income taxes" on our Consolidated Statements of Income and Comprehensive Income.

Where our tax credit equity investments do not qualify for the proportional amortization method, we record the investment amortization, through the application of the equity method of accounting, in "Other" expenses on our Consolidated Statements of Income and Comprehensive Income and the federal tax credits that result from such investments reduce our provision for income taxes in the year the tax credits are earned. As a result, inclusion of these tax credits may not align to the year in which we amortize the related investments. Other income or losses generated from such investments are generally included in "Other" income or "Other" expenses, respectively, on our Consolidated Statements of Income and Comprehensive Income and in "Cash flows from operations" on our Consolidated Statements of Cash Flows. See "Recent accounting developments" of this Note 2 for a discussion of our adoption of FASB amended guidance related to accounting for investments in tax credit structures using the proportional amortization method (ASU 2023-02).

Earnings per share ("EPS")

Basic EPS is calculated by dividing earnings attributable to common shareholders by the weighted-average common shares outstanding. Earnings attributable to common shareholders represents net income reduced by preferred stock dividends as well as the allocation of earnings and dividends to participating securities. Diluted EPS is similar to basic EPS, but adjusts for the dilutive effect of outstanding stock options, restricted stock awards ("RSAs"), and certain restricted stock units ("RSUs") by application of the treasury stock method.

Evaluation of VIEs to determine whether consolidation is required

A VIE requires consolidation by the entity's primary beneficiary. Examples of entities that may be VIEs include certain legal entities structured as corporations, partnerships or LLCs.

We evaluate all of the entities in which we are involved to determine if the entity is a VIE and if so, whether we hold a variable interest and are the primary beneficiary. We hold variable interests primarily in the following VIEs: certain private equity investments, a trust fund established for employee retention purposes ("Restricted Stock Trust Fund"), certain LIHTC funds or funds of a similar nature, and certain other investment structures for which we receive tax credits. See Note 10 for additional information on our VIEs.

Determination of the primary beneficiary of a VIE

We consolidate VIEs that are subject to assessment when we are deemed to be the primary beneficiary of the VIE. The process for determining whether we are the primary beneficiary of the VIE is to conclude whether we are a party to the VIE holding a variable interest that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE, and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

Our determination of the primary beneficiary of each entity in which an RJF subsidiary has a variable interest requires judgment and is based on an analysis of all relevant facts and circumstances, including: (1) an assessment of the characteristics of the variable interest and other involvement the subsidiary has with the entity, including involvement of related parties and any de facto agents, as well as the involvement of other variable interest holders, namely, limited partners or investor members, and (2) the entity's purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.

LIHTC funds

RJAHI is the managing member or general partner in a number of LIHTC funds having one or more investor members or limited partners. These LIHTC funds are organized as LLCs or limited partnerships for the purpose of investing in a number of project partnerships, which are limited partnerships or LLCs that purchase and develop, or hold, low-income housing properties qualifying for tax credits and/or provide a mechanism for banks and other institutions to meet their Community Reinvestment Act obligations throughout the U.S.

In the design of most tax credit fund VIEs, the investor members invest solely for tax attributes associated with the portfolio of low-income housing properties held by the fund. However, certain fund VIEs which invest and hold project partnerships that have already delivered most of the tax credits to their investors hold the projects to monetize anticipated future tax benefits for which the project may ultimately qualify. In both instances, RJAHI, as the managing member or general partner of the fund, is responsible for overseeing the fund's operations.

RJAHI sponsors two general types of tax credit funds designed to deliver tax benefits to the investors. Generally, neither type meets the VIE consolidation criteria. These types of funds include single investor funds and multi-investor funds. RJAHI does not typically provide guarantees related to the delivery or funding of tax credits or other tax attributes to the investor members or limited partners of tax credit funds. The investor member(s) or limited partner(s) of the VIEs bear the risk of loss on their investment. Additionally, under the tax credit fund's designed structure, the investor member(s) or limited partner(s) receive nearly all of the tax credits and tax-deductible loss benefits designed to be delivered by the fund entity, as well as a majority of any proceeds upon a sale of a project partnership held by a tax credit fund (fund level residuals). RJAHI earns fees from the fund for its services in organizing the fund, identifying and acquiring the project partnership investments and ongoing asset management, and receives a share of any residuals arising from sale of project partnerships upon the termination of the fund.

In single investor funds that deliver tax benefits, RJAHI has concluded that the one single investor member or limited partner in such funds, in nearly all instances, has significant participating rights over the activities that most significantly impact the economics of the fund. Therefore RJAHI, as managing member or general partner of such funds, is not the one party with power over such activities and resultantly is not deemed to be the primary beneficiary of such single investor funds and, in nearly all cases, these funds are not consolidated.

In multi-investor funds that deliver tax benefits, RJAHI has concluded that since the participating rights over the activities that most significantly impact the economics of the fund are not held by one single investor member or limited partner, RJAHI is deemed to have the power over such activities. RJAHI then assesses whether its projected benefits to be received from the multi-investor funds, primarily its share of any residuals upon the termination of the fund, are potentially significant to the fund. As such residuals received upon termination are not expected to be significant to the funds, in nearly all cases, these funds are not consolidated.

RJAHI may also sponsor other funds designed to hold projects to monetize future tax benefits for which the projects may qualify in either single investor or multi-investor form. In single investor form, the limited partner has significant participating rights over the activities that most significantly impact the economics of the fund, and therefore RJAHI is not the primary beneficiary of such funds and such funds are not consolidated. In multi-investor form, we have concluded that we meet the power criteria since participating rights are not held by any one single investor and thus RJAHI is deemed to have the power over such activities; however, we have concluded that we do not meet the benefits criteria given we do not expect the benefits to be potentially significant and therefore we are not the primary beneficiary and we do not consolidate the funds.

Direct investments in LIHTC project partnerships

Raymond James Bank and TriState Capital Bank are the investor members of LIHTC funds that deliver tax benefits which we have determined to be VIEs, and in which RJAHI, or its subsidiary, is the managing member. For Raymond James Bank, we have determined that it is the primary beneficiary of one such VIE and therefore, we consolidate the fund. TriState Capital Bank also holds investments in other LIHTC funds for which we have determined that we are not the primary beneficiary. LIHTC funds which we consolidate are investor members in certain LIHTC project partnerships. Since unrelated third parties are the managing members of the investee project partnerships, we have determined that consolidation of these project partnerships is not required and the funds account for their project partnership investments under the equity method. These investments are included in "Other assets" on our Consolidated Statements of Financial Condition. See Note 19 for information regarding our commitments to these investments.

Private Equity Interests

As part of our private equity investments, we hold investments in certain third-party partnerships (our "Private Equity Interests"). We evaluated the characteristics of these Private Equity Interests and concluded that they are VIEs. In our analysis of the criteria to determine whether we were the primary beneficiary of the Private Equity Interests VIEs, we analyzed the power and benefits criteria. We have determined we are a passive limited partner investor, and thus, we do not have the power to make decisions that most significantly affect the economic performance of such VIEs. Accordingly, in such circumstances, we have determined we are not the primary beneficiary and therefore we do not consolidate the VIE.

Restricted Stock Trust Fund

We utilize a trust in connection with certain of our RSU awards. This trust fund was established and funded for the purpose of acquiring our common stock in the open market to be used to settle RSUs granted as a retention vehicle for certain employees of our Canadian subsidiaries. We are deemed to be the primary beneficiary and, accordingly, consolidate this trust fund.

Acquisitions

Our financial statements include the operations of acquired businesses starting from the completion of the acquisition. Acquisitions are generally recorded as business combinations, whereby the assets acquired and liabilities assumed are recorded on the date of acquisition at their respective estimated fair values, including any identifiable intangible assets. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Significant judgment is required in estimating the fair value of certain acquired assets and liabilities. The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain as they pertain to forward-looking views of our businesses, client behavior, and market conditions. We consider the income, market and cost approaches and place reliance on the approach or approaches deemed most appropriate to estimate the fair value of acquired intangible assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants and include the amount and timing of future cash flows (including expected growth rates and profitability) and the discount rate applied to the cash flows.

Determining the useful life of an intangible asset also requires judgment. With the exception of certain customer relationships, the majority of our acquired intangible assets (e.g., customer relationships, trade names and non-compete agreements) are expected to have determinable useful lives. We estimate the useful lives of these intangible assets based on a number of factors including competitive environment, market share, trademark, brand history, underlying demand, and operating plans. Finite-lived intangible assets are amortized over their estimated useful life. Refer to Note 3 and our goodwill and intangible assets policies above for additional information.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 3 – ACQUISITIONS

Acquisitions completed during the year ended September 30, 2023

There were no significant acquisitions completed during the year ended September 30, 2023.

Acquisitions completed during the year ended September 30, 2022

On January 21, 2022, we completed our acquisition of U.K.-based Charles Stanley Group PLC ("Charles Stanley") using cash on hand as of the acquisition date. Charles Stanley provides financial planning, investment advisory, and securities transaction services in the U.K. through multiple affiliation options. Charles Stanley has been integrated into our PCG segment and its results of operations have been included in our results prospectively from the closing date of January 21, 2022. The goodwill associated with the Charles Stanley acquisition, which has been allocated to our PCG segment and primarily represents synergies from combining Charles Stanley with our existing businesses, is not deductible for tax purposes.

On June 1, 2022, we completed our acquisition of all the outstanding shares of TriState Capital, including its wholly-owned subsidiaries, TriState Capital Bank and Chartwell Investment Partners, LLC ("Chartwell"), in a cash and stock transaction. TriState Capital Bank serves the commercial banking needs of middle-market businesses and financial services providers and the private banking needs of high-net-worth individuals. Chartwell, a registered investment adviser, provides investment management services primarily to institutional investors, mutual funds, and individual investors. TriState Capital Bank operates as a separately branded firm and as an independently-chartered bank. TriState Capital Bank and Chartwell have been integrated into our Bank and Asset Management segments, respectively, and their results of operations have been included in our results prospectively from the closing date of June 1, 2022. The goodwill associated with this acquisition, which has been allocated to our Bank segment and primarily represents synergies from combining TriState Capital with our existing businesses, is not deductible for tax purposes.

Under the terms of the acquisition agreement, TriState Capital common stockholders received $6.00 cash and 0.25 shares of RJF common stock for each share of TriState Capital common stock. Additionally, the TriState Capital Series C Perpetual Non-Cumulative Convertible Non-Voting Preferred Stock ("Series C Convertible Preferred Stock") was converted to common shares at the prescribed exchange ratio and cashed out at $30 per share, and each share of TriState Capital's 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock and TriState Capital's 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock was converted, respectively, into the right to receive one share of a newly created 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock ("Series A Preferred Stock") and 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock ("Series B Preferred Stock") of RJF. The fair values of these newly created Series A Preferred Stock and Series B Preferred Stock were estimated as of the June 1, 2022 acquisition date based on quoted market prices for the instruments. On April 3, 2023, we redeemed all of the outstanding shares of the Series A Preferred Stock that was issued in connection with the acquisition of TriState Capital. See Note 20 for additional details on this preferred stock and the redemption of the Series A Preferred Stock.

Furthermore, as a component of our total purchase consideration for TriState Capital on June 1, 2022, in accordance with the terms of the acquisition agreement, 551 thousand RJF RSAs were issued at terms that mirrored RSAs of TriState Capital which were outstanding as of the acquisition date. In accordance with the terms of the acquisition agreement, the TriState Capital RSAs were converted to RJF RSAs using an exchange ratio that considered the RJF volume weighted average price for 10 trading days ending on the third business day prior to the closing of the acquisition. The fair value of the RSAs upon completion of the transaction was calculated as of the June 1, 2022 acquisition date based on the June 1, 2022 closing share price of our common stock and was allocated between the pre-acquisition service period ($28 million treated as purchase consideration) and the post-acquisition requisite service period, over which we will recognize share-based compensation amortization. See Note 23 for additional details on these RSAs.

On December 15, 2021, during the period between announcement of the intent to acquire TriState Capital and the acquisition closing date, we had loaned TriState Capital $125 million under an unsecured fixed-to-floating rate note (the "Note"). The Note was set to mature on December 15, 2024 and bore interest at a fixed annual rate of 2.25%. Upon acquisition, the Note reverted to an intercompany instrument and subsequent to the closing date, the Note was forgiven. In accordance with GAAP, as of the acquisition date the Note was considered to have been effectively settled and the acquisition-date fair value of $123 million was treated as purchase consideration and included in the purchase price. The fair value of the Note on the acquisition date was determined using a discounted cash flow analysis based on the incremental borrowing rates for similar types of instruments at the acquisition date.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On July 1, 2022, we completed our acquisition of SumRidge Partners, LLC ("SumRidge Partners") using cash on hand as of the acquisition date. SumRidge Partners is a technology-driven fixed income market maker specializing in investment-grade and high-yield corporate bonds, municipal bonds, and institutional preferred securities. The acquisition of SumRidge Partners added an institutional market-making operation, as well as additional trading technologies and risk management tools to our existing fixed income operations. SumRidge Partners has been integrated into our Capital Markets segment and its results of operations have been included in our results prospectively from the closing date of July 1, 2022. The goodwill associated with the SumRidge Partners acquisition, which has been allocated to our Capital Markets segment and primarily represents synergies from combining SumRidge Partners with our existing businesses, is deductible for tax purposes over 15 years.

We accounted for our completed acquisitions of Charles Stanley, TriState Capital, and SumRidge Partners as business combinations in accordance with GAAP. Accordingly, the aggregate purchase price attributable to each acquisition was allocated to the assets acquired and liabilities assumed based on their respective estimated fair values. The following table summarizes the aggregate purchase consideration, fair value estimates of the assets acquired and liabilities assumed, and resulting goodwill as of their respective acquisition dates.

$ in millions, except share and per share amounts

Fair value of aggregate purchase consideration:		
Fair value of common stock issued for TriState Capital acquisition:		
Shares of RJF common stock issued		7,861,189
RJF share price as of June 1, 2022	$	97.74
Fair value of RJF common stock issued for TriState Capital common stock	$	768
Other common stock consideration		10
Total fair value of common stock issued for TriState Capital acquisition	$	778
Effective settlement of the Note related to the TriState Capital acquisition		123
Preferred stock issued for TriState Capital acquisition		120
RSAs issued for TriState Capital acquisition		28
Aggregate cash consideration paid for Charles Stanley, TriState Capital, and SumRidge Partners acquisitions [1]		1,045
Total fair value of aggregate purchase consideration	$	2,094
Fair value of assets acquired:		
Cash and cash equivalents	$	613
Assets segregated for regulatory purposes		1,890
Trading assets		631
Available-for-sale securities		1,524
Derivative assets		51
Brokerage client receivables		98
Other receivables		479
Bank loans		11,549
Identifiable intangible assets		334
All other assets acquired		303
Total assets acquired	$	17,472
Fair value of liabilities assumed:		
Bank deposits	$	12,593
Trading liabilities		552
Derivative liabilities		125
Brokerage client payables		2,064
Other borrowings		375
All other liabilities assumed		464
Total liabilities assumed	$	16,173
Fair value of net identifiable assets acquired	$	1,299
Goodwill	$	795
Goodwill by segment:		
PCG	$	164
Capital Markets		102
Bank		529
Total goodwill	$	795

(1) Cash consideration, which was funded utilizing cash on hand, included $6 per TriState Capital common share outstanding and $30 per TriState Capital Series C Convertible Preferred Stock outstanding, as well as other cash amounts paid to settle TriState Capital warrants and options outstanding as of the closing and cash paid in lieu of fractional shares. Cash consideration associated with the Charles Stanley acquisition was denominated in British pounds sterling ("GBP") and converted to USD using the spot rate of 1.3554 as of January 21, 2022.

Our Consolidated Statements of Income and Comprehensive Income included combined net revenues attributable to Charles Stanley, TriState Capital, and SumRidge Partners of $862 million and $328 million for the years ended September 30, 2023 and 2022, respectively, and combined pre-tax income of $268 million and $38 million for the years ended September 30, 2023 and 2022, respectively. Combined pre-tax income for the year ended September 30, 2022 included an initial provision for credit losses on loans and lending commitments acquired as part of the TriState Capital acquisition of $26 million (included in "Bank loan provision/(benefit) for credit losses") and $5 million (included in "Other" expense), respectively. These provisions were required under GAAP to be recorded in earnings in the reporting period following the acquisition date.

Determination of fair value

The following is a description of the methods used to determine the fair values of significant assets and liabilities acquired:

Cash and cash equivalents; Assets segregated for regulatory purposes; Brokerage client receivables; Other receivables; and Brokerage client payables: The pre-close carrying values of these assets and liabilities were a reasonable estimate of fair value based on the short-term nature of these assets and liabilities.

Trading assets and liabilities: The pre-close carrying values of trading assets and liabilities as of the acquisition date were used as reasonable estimates of fair value. We utilized prices from third-party pricing services to corroborate these estimates of fair value.

Available-for-sale securities: The fair values of available-for-sale securities were based on quoted market prices for the same or similar securities, recently executed transactions, or third-party pricing models.

Derivatives assets and liabilities: The pre-close carrying amount of derivative assets and liabilities, which utilized valuations from third-party pricing services, were used as reasonable estimates of fair value.

Bank loans: The estimated fair values for bank loans were determined using a discounted cash flow methodology that considered loan type and related collateral, credit loss expectations, classification status, market interest rates and other market factors from the perspective of a market participant. Loans were segregated into specific pools according to similar characteristics, including risk, interest rate type (i.e., fixed or floating), underlying benchmark rate, and payment type and were treated in the aggregate when determining the fair value of each pool. The discount rates were derived using a build-up method inclusive of the weighted average cost of funding, estimated servicing costs and an adjustment for liquidity and then compared to current origination rates and other relevant market data.

Purchased loans were evaluated and classified as either purchased credit deteriorated ("PCD"), which indicates that the loan has experienced more than insignificant credit deterioration since origination, or non-PCD loans. For PCD loans, the sum of the loan's purchase price and allowance for credit losses, which was determined as of the acquisition date using the same allowance methodology applied to the TriState Capital Bank loan portfolio as of September 30, 2022, became its initial amortized cost basis. The initial allowance for credit losses on PCD loans is established in purchase accounting, with a corresponding offset to goodwill (i.e., is not recorded in earnings). As required under GAAP, an initial allowance for credit losses on non-PCD loans is required to be established through a provision for credit losses (i.e., recorded in earnings) in the first reporting period following the acquisition. Subsequent changes in the allowance for credit losses for PCD and non-PCD loans are recognized in the bank loan provision/(benefit) for credit losses. For non-PCD loans, the difference between the fair value and the unpaid principal balance was considered the fair value mark. The non-credit discount or premium related to PCD loans and the fair value mark on non-PCD loans will be accreted or amortized into interest income over the weighted average life of the underlying loans, which may vary based on prepayments.

Of the total bank loans acquired in the TriState Capital acquisition with an unpaid principal balance of $11.70 billion, $11.36 billion were considered non-PCD loans and $337 million were considered PCD loans. The following table reconciles the difference between the unpaid principal balance and purchase price of PCD loans at acquisition.

$ in millions	June 1, 2022
Unpaid principal balance of PCD loans	$ 337
Allowance for credit losses on PCD loans	(3)
Non-credit discount on PCD loans	(10)
Purchase price of PCD loans	**$ 324**

Identifiable intangible assets: The fair values of the significant identifiable intangible assets were estimated using the following income approaches.

- Customer relationships — The fair values of customer relationships were estimated using a multi-period excess earnings approach that considered future period post-tax earnings, as well as a discount rate.
- Trade names — The fair values of trade names were estimated using a relief from royalty approach which was based on a forecast of the after-tax royalties we would save by ownership of the intangible assets rather than licensing the use of those assets.
- Core deposit intangible ("CDI") — The fair value of the CDI asset was estimated using a discounted cash flow approach, specifically the favorable source of funds method, that considered the servicing and interest costs of the acquired deposit base, an estimate of the cost associated with alternative funding sources, expected client attrition rates, deposit growth rates, and a discount rate.
- Developed technology — The fair value of developed technology was estimated primarily using a multi-period excess earnings approach which was based on a forecast of the expected future net cash flows attributable to the assets over the estimated remaining lives of the assets.

These cash flow forecasts were then adjusted to present value by applying appropriate discount rates based on current market rates that reflect the risks associated with the cash flow streams.

All other assets acquired: All other assets acquired primarily included company-owned life insurance policies, ROU assets, investments in FHLB stock, and investments in LIHTC funds. The pre-close historical carrying values of company-owned life insurance policies, investments in FHLB stock and investments in LIHTC funds were used as a reasonable estimate of fair value. All other assets acquired also included ROU lease assets which were measured at the same amount as the lease liability, as adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms (see "All other liabilities assumed" section below for additional details regarding acquired lease liabilities).

Bank deposits: The fair values used for demand and savings deposits equaled the amounts payable on demand at the acquisition date. The fair values for time deposits were estimated by applying a discounted cash flow method to discount the principal and interest payments from maturity at the yields offered by similar banks as of the acquisition date.

Other borrowings: Other borrowings was comprised of 5.75% fixed-to-floating subordinated notes due 2030 and short-term FHLB advances (see Note 16 for additional details on these borrowings). The fair value of the subordinated note was estimated based on quoted market prices as of the valuation date. The carrying amount of the FHLB advances was a reasonable estimate of fair value based on the short-term nature of these instruments and that the vast majority are floating-rate advances.

All other liabilities assumed: All other liabilities assumed primarily included payables to brokers, dealers, and clearing organizations, and accrued compensation, commissions, and benefits. The pre-close historical carrying values of these liabilities were used as a reasonable estimate of fair value. All other liabilities assumed also included lease liabilities and the fair value of unfunded lending commitments. Lease liabilities were measured at the present value of the remaining lease payments determined using a discounted cash flow method based on our cost of borrowing, as if the acquired lease were a new lease at the acquisition date. The fair value of unfunded lending commitments was estimated using a discounted cash flow approach.

NOTE 4 – FAIR VALUE

Our "Financial instruments" and "Financial instrument liabilities" on our Consolidated Statements of Financial Condition are recorded at fair value. See Note 2 for additional information about such instruments and our significant accounting policies related to fair value. The following tables present assets and liabilities measured at fair value on a recurring basis. Netting adjustments represent the impact of counterparty and collateral netting on our derivative balances included on our Consolidated Statements of Financial Condition. See Note 6 for additional information.

$ in millions	Level 1	Level 2	Level 3	Netting adjustments	Balance as of September 30, 2023
Assets at fair value on a recurring basis:					
Trading assets:					
Municipal and provincial obligations	$ —	$ 239	$ —	$ —	$ 239
Corporate obligations	22	620	—	—	642
Government and agency obligations	24	117	—	—	141
Agency MBS, CMOs, and asset-backed securities ("ABS")	—	35	—	—	35
Non-agency CMOs and ABS	—	68	—	—	68
Total debt securities	46	1,079	—	—	1,125
Equity securities	20	2	—	—	22
Brokered certificates of deposit	—	36	—	—	36
Other	—	—	4	—	4
Total trading assets	66	1,117	4	—	1,187
Available-for-sale securities [1]	1,240	7,941	—	—	9,181
Derivative assets:					
Interest rate	14	503	—	(261)	256
Foreign exchange	—	9	—	—	9
Total derivative assets	14	512	—	(261)	265
All other investments:					
Government and agency obligations [2]	71	—	—	—	71
Other	102	2	30	—	134
Total all other investments	173	2	30	—	205
Other assets - client-owned fractional shares	98	—	—	—	98
Subtotal	1,591	9,572	34	(261)	10,936
Other investments - private equity - measured at NAV					101
Total assets at fair value on a recurring basis	$ 1,591	$ 9,572	$ 34	$ (261)	$ 11,037
Liabilities at fair value on a recurring basis:					
Trading liabilities:					
Municipal and provincial obligations	$ 10	$ —	$ —	$ —	$ 10
Corporate obligations	—	514	—	—	514
Government and agency obligations	161	1	—	—	162
Total debt securities	171	515	—	—	686
Equity securities	30	—	—	—	30
Total trading liabilities	201	515	—	—	716
Derivative liabilities:					
Interest rate	13	563	—	(88)	488
Foreign exchange	—	2	—	—	2
Total derivative liabilities	13	565	—	(88)	490
Other payables - repurchase liabilities related to client-owned fractional shares	98	—	—	—	98
Total liabilities at fair value on a recurring basis	$ 312	$ 1,080	$ —	$ (88)	$ 1,304

$ in millions	Level 1	Level 2	Level 3	Netting adjustments	Balance as of September 30, 2022
Assets at fair value on a recurring basis:					
Trading assets:					
Municipal and provincial obligations	$ —	$ 269	$ —	$ —	$ 269
Corporate obligations	16	579	—	—	595
Government and agency obligations	86	85	—	—	171
Agency MBS, CMOs, and ABS	—	123	—	—	123
Non-agency CMOs and ABS	—	61	—	—	61
Total debt securities	102	1,117	—	—	1,219
Equity securities	20	—	—	—	20
Brokered certificates of deposit	—	30	—	—	30
Other	—	—	1	—	1
Total trading assets	122	1,147	1	—	1,270
Available-for-sale securities [1]	986	8,899	—	—	9,885
Derivative assets:					
Interest rate	42	484	—	(348)	178
Foreign exchange	—	10	—	—	10
Total derivative assets	42	494	—	(348)	188
All other investments:					
Government and agency obligations [2]	79	—	—	—	79
Other	92	2	29	—	123
Total all other investments	171	2	29	—	202
Other assets - client-owned fractional shares	78	—	—	—	78
Subtotal	1,399	10,542	30	(348)	11,623
Other investments - private equity - measured at NAV					90
Total assets at fair value on a recurring basis	$ 1,399	$ 10,542	$ 30	$ (348)	$ 11,713
Liabilities at fair value on a recurring basis:					
Trading liabilities:					
Municipal and provincial obligations	$ 5	$ —	$ —	$ —	$ 5
Corporate obligations	—	555	—	—	555
Government and agency obligations	249	—	—	—	249
Total debt securities	254	555	—	—	809
Equity securities	27	—	—	—	27
Total trading liabilities	281	555	—	—	836
Derivative liabilities:					
Interest rate	40	547	—	(65)	522
Foreign exchange	—	5	—	—	5
Other	—	—	3	—	3
Total derivative liabilities	40	552	3	(65)	530
Other payables - repurchase liabilities related to client-owned fractional shares	78	—	—	—	78
Total liabilities at fair value on a recurring basis	$ 399	$ 1,107	$ 3	$ (65)	$ 1,444

(1) Our available-for-sale securities primarily consist of agency MBS, agency CMOs and U.S. Treasuries. See Note 5 for additional information.
(2) These assets are primarily comprised of U.S. Treasuries purchased to meet certain deposit requirements with clearing organizations.

Level 3 recurring fair value measurements

The following tables present the changes in fair value for Level 3 assets and liabilities measured at fair value on a recurring basis. The realized and unrealized gains and losses in the tables may include changes in fair value that were attributable to both observable and unobservable inputs. In the following tables, gains/(losses) on trading and derivative instruments are reported in "Principal transactions" and gains/(losses) on other investments are reported in "Other" revenues on our Consolidated Statements of Income and Comprehensive Income.

Year ended September 30, 2023
Level 3 instruments at fair value

	Financial assets		Financial liabilities
	Trading assets	Other investments	Derivative liabilities
$ in millions	Other	All other	Other
Fair value beginning of year	$ 1	$ 29	$ (3)
Total gains/(losses) included in earnings	(1)	1	2
Purchases and contributions	70	—	—
Sales and distributions	(66)	—	1
Transfers:			
Into Level 3	—	—	—
Out of Level 3	—	—	—
Fair value end of year	$ 4	$ 30	$ —
Unrealized gains/(losses) for the year included in earnings for instruments held at the end of the year	$ —	$ —	$ —

Year ended September 30, 2022
Level 3 instruments at fair value

	Financial assets		Financial liabilities
	Trading assets	Other investments	Derivative liabilities
$ in millions	Other	All other	Other
Fair value beginning of year	$ 14	$ 98	$ (1)
Total gains/(losses) included in earnings	1	9	(2)
Purchases and contributions	108	7	—
Sales and distributions	(122)	(73)	—
Transfers:			
Into Level 3	—	—	—
Out of Level 3	—	(12)	—
Fair value end of year	$ 1	$ 29	$ (3)
Unrealized gains/(losses) for the year included in earnings for instruments held at the end of the year	$ —	$ 2	$ (2)

As of both September 30, 2023 and September 30, 2022, 14% of our assets and 2% of our liabilities were measured at fair value on a recurring basis, and Level 3 assets represented less than 1% of our assets measured at fair value on a recurring basis.

Investments in private equity measured at net asset value per share

As a practical expedient, we utilize NAV or its equivalent to determine the recorded value of a portion of our private equity investments portfolio. We utilize NAV when the fund investment does not have a readily determinable fair value and the NAV of the fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the investments at fair value.

Our private equity portfolio as of September 30, 2023 primarily included investments in third-party funds, including growth equity, venture capital, and mezzanine lending fund investments. Our investments cannot be redeemed directly with the funds. Our investments are monetized through the liquidation of underlying assets of fund investments, the timing of which is uncertain.

The following table presents the recorded value and unfunded commitments related to our private equity investments portfolio.

$ in millions	Recorded value	Unfunded commitment
September 30, 2023		
Private equity investments measured at NAV	$ 101	$ 29
Private equity investments not measured at NAV	7	
Total private equity investments	$ 108	
September 30, 2022		
Private equity investments measured at NAV	$ 90	$ 39
Private equity investments not measured at NAV	5	
Total private equity investments	$ 95	

Financial instruments measured at fair value on a nonrecurring basis

The following table presents assets measured at fair value on a nonrecurring basis along with the valuation techniques and significant unobservable inputs used in the valuation of the assets classified as level 3. These inputs represent those that a market participant would take into account when pricing these instruments. Weighted averages are calculated by weighting each input by the relative fair value of the related financial instrument.

$ in millions	Level 2	Level 3	Total fair value	Valuation technique(s)	Unobservable input	Range (weighted-average)
September 30, 2023						
Bank loans:						
Residential mortgage loans	$ 2	$ 8	$ 10	Collateral or discounted cash flow [1]	Prepayment rate	7 yrs. - 12 yrs. (10.3 yrs.)
Corporate loans	$ —	$ 84	$ 84	Collateral or discounted cash flow [1]	Recovery rate	22% - 65% (53%)
Loans held for sale	$ 2	$ —	$ 2	N/A	N/A	N/A
September 30, 2022						
Bank loans:						
Residential mortgage loans	$ 2	$ 10	$ 12	Collateral or discounted cash flow [1]	Prepayment rate	7 yrs. - 12 yrs. (10.4 yrs.)
Corporate loans	$ —	$ 57	$ 57	Collateral or discounted cash flow [1]	Recovery rate	24% - 66% (47%)
Loans held for sale	$ 3	$ —	$ 3	N/A	N/A	N/A

(1) The valuation techniques used to estimate the fair values are based on collateral value less selling costs for the collateral-dependent loans and discounted cash flows for loans that are not collateral-dependent. Unobservable inputs used in the collateral valuation technique are not meaningful and unobservable inputs used in the discounted cash flow valuation technique are presented in the table.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Financial instruments not recorded at fair value

Many, but not all, of the financial instruments we hold were recorded at fair value on the Consolidated Statements of Financial Condition. The following table presents the estimated fair value and fair value hierarchy of financial assets and liabilities that are not recorded at fair value on the Consolidated Statements of Financial Condition at September 30, 2023 and 2022. This table excludes financial instruments that are carried at amounts which approximate fair value.

$ in millions	Level 2		Level 3		Total estimated fair value		Carrying amount	
September 30, 2023								
Financial assets:								
Bank loans, net	$	142	$	42,622	$	42,764	$	43,679
Financial liabilities:								
Bank deposits - certificates of deposit	$	2,817	$	—	$	2,817	$	2,831
Other borrowings - subordinated notes payable	$	94	$	—	$	94	$	100
Senior notes payable	$	1,640	$	—	$	1,640	$	2,039
September 30, 2022								
Financial assets:								
Bank loans, net	$	134	$	42,336	$	42,470	$	43,167
Financial liabilities:								
Bank deposits - certificates of deposit	$	400	$	579	$	979	$	999
Other borrowings - subordinated notes payable	$	95	$	—	$	95	$	100
Senior notes payable	$	1,706	$	—	$	1,706	$	2,038

Short-term financial instruments: The carrying value of short-term financial instruments, such as cash and cash equivalents, including amounts segregated for regulatory purposes and restricted cash, and the majority of collateralized agreements and collateralized financings, are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates. Under the fair value hierarchy, cash and cash equivalents, including amounts segregated for regulatory purposes and restricted cash, are classified as Level 1 and collateralized agreements and financings are classified as Level 2.

Bank loans, net: These financial instruments are primarily comprised of loans originated or purchased by our Bank segment and include SBL, C&I loans, commercial and residential real estate loans, REIT loans, and tax-exempt loans intended to be held until maturity or payoff. These financial instruments are primarily recorded at amounts that result from the application of the methodologies for loans held for investment summarized in Note 2. Certain bank loans are held for sale, which are carried at the lower of cost or market value. A portion of these loans held for sale, as well as certain held for investment loans which have been written-down, are recorded at fair value as nonrecurring fair value measurements and therefore are excluded from the preceding table.

The fair values for both variable and fixed-rate loans held for investment are estimated using a discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality, which includes our estimate of future credit losses expected to be incurred. The majority of these loans are classified as Level 3 under the fair value hierarchy. Refer to Note 2 for information regarding the fair value policies specific to loans held for sale.

Receivables and other assets: Brokerage client receivables, other receivables, and certain other assets are recorded at amounts that approximate fair value and are classified as Levels 2 and 3 under the fair value hierarchy. As specified under GAAP, the FHLB and FRB stock are recorded at cost, which we have determined to approximate their estimated fair value, and are classified as Level 2 under the fair value hierarchy.

Loans to financial advisors, net: These financial instruments are primarily comprised of loans to financial advisors, primarily offered for recruiting and retention purposes. Loans to financial advisors, net are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy. Refer to Note 2 for information regarding loans to financial advisors, net.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Bank deposits: The fair values for demand deposits are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of money market and savings accounts approximate their fair values as substantially all of these deposits are variable-rate accounts and short-term in nature. Demand deposits and money market and savings accounts are classified as Level 2 under the fair value hierarchy. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates based on the remaining term of the deposit. As of September 30, 2023, these fixed-rate certificates of deposit were classified as Level 2 under the fair value hierarchy.

Payables: Brokerage client payables and other payables are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy.

Other borrowings: Other borrowings primarily include 5.75% fixed-to-floating subordinated notes due 2030 and our Bank segment's borrowings from the FHLB. The fair value of the subordinated notes is estimated by discounting scheduled cash flows through the estimated maturity using market rates for borrowings of similar maturities and is classified as Level 2 under the fair value hierarchy. FHLB advances reflect terms that approximate current market rates for similar loans and therefore, their carrying value approximates fair value. Our FHLB advances are classified as Level 2 under the fair value hierarchy.

Senior notes payable: The fair value of our senior notes payable is calculated based upon recent trades of those debt securities in the market. Our senior notes payable are classified as Level 2 under the fair value hierarchy.

NOTE 5 – AVAILABLE-FOR-SALE SECURITIES

See Note 2 for a discussion of our accounting policies applicable to our available-for-sale securities. The following table details the amortized costs and fair values of our available-for-sale securities. See Note 4 for additional information regarding the fair value of available-for-sale securities.

$ in millions	Cost basis		Gross unrealized gains		Gross unrealized losses		Fair value	
September 30, 2023								
Agency residential MBS	$	4,865	$	—	$	(654)	$	4,211
Agency commercial MBS		1,464		—		(211)		1,253
Agency CMOs		1,448		—		(265)		1,183
Other agency obligations		710		—		(31)		679
Non-agency residential MBS		527		—		(64)		463
U.S. Treasuries		1,261		—		(21)		1,240
Corporate bonds		140		—		(6)		134
Other		18		—		—		18
Total available-for-sale securities	$	10,433	$	—	$	(1,252)	$	9,181
September 30, 2022								
Agency residential MBS	$	5,662	$	—	$	(668)	$	4,994
Agency commercial MBS		1,518		—		(208)		1,310
Agency CMOs		1,637		—		(233)		1,404
Other agency obligations		613		—		(31)		582
Non-agency residential MBS		492		—		(41)		451
U.S Treasuries		1,014		—		(28)		986
Corporate bonds		146		—		(5)		141
Other		18		—		(1)		17
Total available-for-sale securities	$	11,100	$	—	$	(1,215)	$	9,885

The amortized costs and fair values in the preceding table exclude $28 million and $24 million of accrued interest on available-for-sale securities as of September 30, 2023 and September 30, 2022, respectively, which was included in "Other receivables, net" on our Consolidated Statements of Financial Condition.

See Note 7 for additional information regarding available-for-sale securities pledged with the FHLB and FRB.

The following table details the contractual maturities, amortized costs, carrying values and current yields for our available-for-sale securities. Weighted-average yields are calculated on a taxable-equivalent basis based on estimated annual income divided by the average amortized cost of these securities. Since our MBS and CMO available-for-sale securities are backed by mortgages, actual maturities may differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties. As a result, as of September 30, 2023, the weighted-average life of our available-for-sale securities portfolio, after factoring in estimated prepayments, was approximately 4.2 years.

	September 30, 2023				
$ in millions	Within one year	After one but within five years	After five but within ten years	After ten years	Total
Agency residential MBS					
Amortized cost	$ —	$ 125	$ 2,140	$ 2,600	$ 4,865
Carrying value	$ —	$ 120	$ 1,886	$ 2,205	$ 4,211
Weighted-average yield	— %	2.51 %	1.29 %	1.92 %	1.66 %
Agency commercial MBS					
Amortized cost	$ 18	$ 898	$ 498	$ 50	$ 1,464
Carrying value	$ 18	$ 800	$ 396	$ 39	$ 1,253
Weighted-average yield	3.45 %	1.60 %	1.20 %	1.87 %	1.50 %
Agency CMOs					
Amortized cost	$ —	$ 8	$ 42	$ 1,398	$ 1,448
Carrying value	$ —	$ 8	$ 37	$ 1,138	$ 1,183
Weighted-average yield	— %	2.30 %	1.52 %	1.57 %	1.57 %
Other agency obligations					
Amortized cost	$ 90	$ 530	$ 80	$ 10	$ 710
Carrying value	$ 88	$ 509	$ 73	$ 9	$ 679
Weighted-average yield	2.46 %	3.29 %	3.43 %	3.07 %	3.20 %
Non-agency residential MBS					
Amortized cost	$ —	$ —	$ —	$ 527	$ 527
Carrying value	$ —	$ —	$ —	$ 463	$ 463
Weighted-average yield	— %	— %	— %	4.22 %	4.22 %
U.S. Treasuries					
Amortized cost	$ 753	$ 508	$ —	$ —	$ 1,261
Carrying value	$ 740	$ 500	$ —	$ —	$ 1,240
Weighted-average yield	2.53 %	4.06 %	— %	— %	3.14 %
Corporate bonds					
Amortized cost	$ 31	$ 86	$ 23	$ —	$ 140
Carrying value	$ 30	$ 83	$ 21	$ —	$ 134
Weighted-average yield	4.70 %	6.43 %	5.02 %	— %	5.81 %
Other					
Amortized cost	$ —	$ 5	$ 5	$ 8	$ 18
Carrying value	$ —	$ 5	$ 4	$ 9	$ 18
Weighted-average yield	— %	7.30 %	5.22 %	8.32 %	7.25 %
Total available-for-sale securities					
Amortized cost	$ 892	$ 2,160	$ 2,788	$ 4,593	$ 10,433
Carrying value	$ 876	$ 2,025	$ 2,417	$ 3,863	$ 9,181
Weighted-average yield	2.61 %	2.86 %	1.38 %	2.09 %	2.11 %

The following table details the gross unrealized losses and fair values of securities that were in a loss position at the reporting period end, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position.

$ in millions	Less than 12 months		12 months or more		Total	
	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses
September 30, 2023						
Agency residential MBS	$ 73	$ (3)	$ 4,119	$ (651)	$ 4,192	$ (654)
Agency commercial MBS	3	—	1,250	(211)	1,253	(211)
Agency CMOs	—	—	1,183	(265)	1,183	(265)
Other agency obligations	97	(1)	582	(30)	679	(31)
Non-agency residential MBS	62	(1)	401	(63)	463	(64)
U.S. Treasuries	120	—	995	(21)	1,115	(21)
Corporate bonds	13	—	78	(6)	91	(6)
Other	5	—	9	—	14	—
Total	$ 373	$ (5)	$ 8,617	$ (1,247)	$ 8,990	$ (1,252)
September 30, 2022						
Agency residential MBS	$ 2,165	$ (226)	$ 2,829	$ (442)	$ 4,994	$ (668)
Agency commercial MBS	494	(41)	816	(167)	1,310	(208)
Agency CMOs	337	(32)	1,067	(201)	1,404	(233)
Other agency obligations	582	(31)	—	—	582	(31)
Non-agency residential MBS	451	(41)	—	—	451	(41)
U.S. Treasuries	982	(28)	4	—	986	(28)
Corporate bonds	128	(5)	—	—	128	(5)
Other	17	(1)	—	—	17	(1)
Total	$ 5,156	$ (405)	$ 4,716	$ (810)	$ 9,872	$ (1,215)

At September 30, 2023, of the 1,084 available-for-sale securities in an unrealized loss position, 46 were in a continuous unrealized loss position for less than 12 months and 1,038 securities were in a continuous unrealized loss position for greater than 12 months.

At September 30, 2023, debt securities we held in excess of ten percent of our equity included those issued by the Federal National Home Mortgage Association and Federal Home Loan Mortgage Corporation with amortized costs of $4.76 billion and $2.85 billion, respectively, and fair values of $4.08 billion and $2.42 billion, respectively.

During the year ended September 30, 2023, there were no sales of available-for-sale securities. During the years ended September 30, 2022 and 2021, we received proceeds of $52 million and $969 million, respectively, from sales of available-for-sale securities resulting in insignificant gains.

NOTE 6 – DERIVATIVE ASSETS AND DERIVATIVE LIABILITIES

Our derivative assets and derivative liabilities are recorded at fair value and are included in "Derivative assets" and "Derivative liabilities" on our Consolidated Statements of Financial Condition. Cash flows related to our derivatives are included within operating activities on the Consolidated Statements of Cash Flows. The significant accounting policies governing our derivatives, including our methodologies for determining fair value, are described in Note 2.

Derivative balances included on our financial statements

The following table presents the gross fair values and notional amounts of derivatives by product type, the amounts of counterparty and cash collateral netting on our Consolidated Statements of Financial Condition, as well as collateral posted and received under credit support agreements that do not meet the criteria for netting under GAAP.

	September 30, 2023			September 30, 2022		
$ in millions	Derivative assets	Derivative liabilities	Notional amount	Derivative assets	Derivative liabilities	Notional amount
Derivatives not designated as hedging instruments						
Interest rate - other [1]	$ 509	$ 576	$ 18,270	$ 462	$ 535	$ 14,647
Interest rate - matched book [2]	—	—	—	52	52	1,340
Foreign exchange	4	2	1,191	4	5	958
Other	—	—	608	—	3	531
Subtotal	513	578	20,069	518	595	17,476
Derivatives designated as hedging instruments						
Interest rate - other	8	—	1,200	12	—	1,050
Foreign exchange	5	—	1,172	6	—	1,092
Subtotal	13	—	2,372	18	—	2,142
Total gross fair value/notional amount	526	578	$ 22,441	536	595	$ 19,618
Offset on the Consolidated Statements of Financial Condition						
Counterparty netting	(29)	(29)		(35)	(35)	
Cash collateral netting	(232)	(59)		(313)	(30)	
Total amounts offset	(261)	(88)		(348)	(65)	
Net amounts presented on the Consolidated Statements of Financial Condition	265	490		188	530	
Gross amounts not offset on the Consolidated Statements of Financial Condition						
Financial instruments	(131)	—		(60)	(52)	
Total	$ 134	$ 490		$ 128	$ 478	

(1) Relates to interest rate derivatives entered into as part of our fixed income business operations, including to-be-announced security contracts that are accounted for as derivatives, as well as our banking operations.

(2) Although the matched book derivative arrangements did not meet the definition of a master netting arrangement as specified by GAAP, the agreement with the third-party intermediary included terms that were similar to a master netting agreement. As a result, we presented the matched book amounts as of September 30, 2022 net in the preceding table. As of September 30, 2023, we had exited such matched book derivative agreements.

The following table details the gains/(losses) included in AOCI, net of income taxes, on derivatives designated as hedging instruments. These gains/(losses) included any amounts reclassified from AOCI to net income during the year. See Note 20 for additional information.

	Year ended September 30,		
$ in millions	**2023**	2022	2021
Interest rate (cash flow hedges)	$ 1	$ 70	$ 26
Foreign exchange (net investment hedges)	(10)	72	(34)
Total gains/(losses) included in AOCI, net of taxes	$ (9)	$ 142	$ (8)

There were no components of derivative gains or losses excluded from the assessment of hedge effectiveness for each of the years ended September 30, 2023, 2022 or 2021. We expect to reclassify $35 million of interest expense out of AOCI and into earnings within the next 12 months. The maximum length of time over which forecasted transactions are or will be hedged is four years.

The following table details the gains/(losses) on derivatives not designated as hedging instruments recognized on the Consolidated Statements of Income and Comprehensive Income. These amounts do not include any offsetting gains/(losses) on the related hedged item.

		Year ended September 30,		
$ in millions	Location of gain/(loss)	**2023**	2022	2021
Interest rate	Principal transactions/other revenues	$ **20**	$ 22	$ 13
Foreign exchange	Other revenues	$ **(23)**	$ 102	$ (21)
Other	Principal transactions	$ **2**	$ (1)	$ 4

Risks associated with our derivatives and related risk mitigation

Credit risk

We are exposed to credit losses primarily in the event of nonperformance by the counterparties to derivatives that are not cleared through a clearing organization. Where we are subject to credit exposure, we perform a credit evaluation of counterparties prior to entering into derivative transactions and we continue to monitor their credit standings on an ongoing basis. We may require initial margin or collateral from counterparties, generally in the form of cash or marketable securities to support certain of these obligations as established by the credit threshold specified by the agreement and/or as a result of monitoring the credit standing of the counterparties. We also enter into derivatives with clients to which Raymond James Bank and TriState Capital Bank have provided loans. Such derivatives are generally collateralized by marketable securities or other assets of the client.

Interest rate and foreign exchange risk

We are exposed to interest rate risk related to certain of our interest rate derivatives. We are also exposed to foreign exchange risk related to our forward foreign exchange derivatives. On a daily basis, we monitor our risk exposure on our derivatives based on established sensitivity-based and foreign exchange spot limits.

Derivatives with credit-risk-related contingent features

Certain of our derivative contracts contain provisions that require our debt to maintain an investment-grade rating from one or more of the major credit rating agencies or contain provisions related to default on certain of our outstanding debt. If our debt were to fall below investment-grade or we were to default on certain of our outstanding debt, the counterparties to the derivative instruments could terminate the derivative and request immediate payment, or demand immediate and ongoing overnight collateralization on our derivative instruments in liability positions. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features that were in a liability position was $3 million as of September 30, 2023 and was $8 million as of September 30, 2022.

NOTE 7 – COLLATERALIZED AGREEMENTS AND FINANCINGS

Collateralized agreements are comprised of reverse repurchase agreements and securities borrowed. Collateralized financings are comprised of repurchase agreements and securities loaned. We enter into these transactions in order to facilitate client activities, acquire securities to cover short positions and finance certain firm activities. The significant accounting policies governing our collateralized agreements and financings are described in Note 2.

Our reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions are governed by master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the parties to the transaction. For financial statement purposes, we do not offset our reverse repurchase agreements, repurchase agreements, securities borrowed, and securities loaned because the conditions for netting as specified by GAAP are not met. Although not offset on the Consolidated Statements of Financial Condition, these transactions are included in the following table.

$ in millions	Collateralized agreements			Collateralized financings		
	Reverse repurchase agreements	Securities borrowed	Total	Repurchase agreements	Securities loaned	Total
September 30, 2023						
Gross amounts of recognized assets/liabilities	$ 187	$ 231	$ 418	$ 157	$ 180	$ 337
Gross amounts offset on the Consolidated Statements of Financial Condition	—	—	—	—	—	—
Net amounts included in the Consolidated Statements of Financial Condition	187	231	418	157	180	337
Gross amounts not offset on the Consolidated Statements of Financial Condition	(187)	(224)	(411)	(157)	(173)	(330)
Net amounts	$ —	$ 7	$ 7	$ —	$ 7	$ 7
September 30, 2022						
Gross amounts of recognized assets/liabilities	$ 367	$ 337	$ 704	$ 294	$ 172	$ 466
Gross amounts offset on the Consolidated Statements of Financial Condition	—	—	—	—	—	—
Net amounts included in the Consolidated Statements of Financial Condition	367	337	704	294	172	466
Gross amounts not offset on the Consolidated Statements of Financial Condition	(367)	(327)	(694)	(294)	(162)	(456)
Net amounts	$ —	$ 10	$ 10	$ —	$ 10	$ 10

The total amount of collateral received under reverse repurchase agreements and the total amount of collateral posted under repurchase agreements exceeds the carrying value of these agreements on our Consolidated Statements of Financial Condition.

Repurchase agreements and securities loaned accounted for as secured borrowings

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions accounted for as secured borrowings.

$ in millions	Overnight and continuous		Up to 30 days		30-90 days		Greater than 90 days		Total	
September 30, 2023										
Repurchase agreements:										
Government and agency obligations	$	122	$	—	$	—	$	—	$	122
Agency MBS and agency CMOs		35		—		—		—		35
Total repurchase agreements		157		—		—		—		157
Securities loaned:										
Equity securities		180		—		—		—		180
Total collateralized financings	$	337	$	—	$	—	$	—	$	337
September 30, 2022										
Repurchase agreements:										
Government and agency obligations	$	183	$	—	$	—	$	—	$	183
Agency MBS and agency CMOs		111		—		—		—		111
Total repurchase agreements		294		—		—		—		294
Securities loaned:										
Equity securities		172		—		—		—		172
Total collateralized financings	$	466	$	—	$	—	$	—	$	466

Collateral received and pledged

We receive cash and securities as collateral, primarily in connection with reverse repurchase agreements, securities borrowing agreements, derivative transactions, and client margin loans. The collateral we receive reduces our credit exposure to individual counterparties.

In many cases, we are permitted to deliver or repledge financial instruments we have received as collateral to satisfy our collateral requirements under our repurchase agreements, securities lending agreements or other secured borrowings, to satisfy deposit requirements with clearing organizations, or to otherwise meet either our or our clients' settlement requirements.

The following table presents financial instruments at fair value that we received as collateral, were not included on our Consolidated Statements of Financial Condition, and that were available to be delivered or repledged, along with the balances of such instruments that were delivered or repledged, to satisfy one of our purposes previously described.

$ in millions	September 30,			
	2023		2022	
Collateral we received that was available to be delivered or repledged	$	3,267	$	3,812
Collateral that we delivered or repledged	$	730	$	947

Encumbered assets

We pledge certain of our assets to collateralize repurchase agreements or other secured borrowings, maintain lines of credit, or to satisfy our collateral or settlement requirements with counterparties or clearing organizations who may or may not have the right to deliver or repledge such instruments. We pledge certain of our bank loans and available-for-sale securities with the FHLB as security for both the repayment of certain borrowings and to secure capacity for additional borrowings as needed. We also pledge certain loans and available-for-sale securities with the FRB to be eligible to participate in the Federal Reserve's discount window program and to participate in certain deposit programs. During the year ended September 30, 2023, we increased our borrowing capacity with the FHLB through the pledge of additional available-for-sale securities. The FHLB does not have the ability to sell or repledge such securities until they are borrowed against. See Note 16 for additional information regarding our outstanding FHLB advances.

The following table presents information about our assets that have been pledged for one of the purposes previously described.

$ in millions	September 30, 2023		September 30, 2022	
Had the right to deliver or repledge	$	1,091	$	1,276
Did not have the right to deliver or repledge	$	3,960	$	63
Bank loans, net pledged with the:				
FHLB	$	9,400	$	8,009
FRB		766		791
Total bank loans, net pledged with the FHLB and FRB	$	10,166	$	8,800

NOTE 8 – BANK LOANS, NET

Bank client receivables are comprised of loans originated or purchased by our Bank segment and include SBL, C&I loans, CRE loans, REIT loans, residential mortgage loans, and tax-exempt loans. These receivables are collateralized by first and, to a lesser extent, second mortgages on residential or other real property, other assets of the borrower, a pledge of revenue, securities, or are unsecured. We segregate our loan portfolio into six loan portfolio segments: SBL, C&I, CRE, REIT, residential mortgage, and tax-exempt. See Note 2 for a discussion of our accounting policies related to bank loans and the allowance for credit losses.

Loan balances in the following tables are presented at amortized cost (outstanding principal balance net of unamortized purchase discounts or premiums, unearned income, deferred origination fees and costs, and charge-offs), except for certain held for sale loans recorded at fair value. Bank loans are presented on our Consolidated Statements of Financial Condition at amortized cost (or fair value where applicable) less the allowance for credit losses. As it pertains to TriState Capital Bank's loans acquired as of June 1, 2022, the amortized cost of such purchased loans reflects the fair value of the loans on the acquisition date, and as described further in Note 3, the purchase discount on such loans is accreted to interest income over the weighted-average life of the underlying loans, which may vary based on prepayments.

The following table presents the balances for held for investment loans by portfolio segment and held for sale loans.

$ in millions	September 30, 2023		September 30, 2022	
SBL	$	14,606	$	15,297
C&I loans		10,406		11,173
CRE loans		7,221		6,549
REIT loans		1,668		1,592
Residential mortgage loans		8,662		7,386
Tax-exempt loans		1,541		1,501
Total loans held for investment		44,104		43,498
Held for sale loans		145		137
Total loans held for sale and investment		44,249		43,635
Allowance for credit losses		(474)		(396)
Bank loans, net [(1)]	$	43,775	$	43,239
ACL as a % of total loans held for investment		1.07 %		0.91 %
Accrued interest receivable on bank loans (included in "Other receivables, net")	$	200	$	137

(1) Bank loans, net as of September 30, 2023 and September 30, 2022 are presented net of $52 million and $112 million, respectively, of net unamortized discount, unearned income, and deferred loan fees and costs. The net unamortized discount primarily arose from the acquisition date fair value purchase discount on bank loans acquired in the TriState Capital acquisition. See Note 3 for additional information.

See Note 7 for additional information regarding bank loans, net pledged with the FHLB and FRB and Note 16 for additional information regarding borrowings from the FHLB.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Held for sale loans

We originated or purchased $2.74 billion, $3.38 billion (exclusive of the loans acquired on June 1, 2022 in our acquisition of TriState Capital Bank), and $2.15 billion of loans held for sale during the years ended September 30, 2023, 2022, and 2021, respectively. The majority of these loans were purchases of the guaranteed portions of SBA loans that were initially classified as loans held for sale upon purchase and subsequently transferred to trading instruments once they had been securitized into pools. Proceeds from the sales of these loans held for sale and not securitized amounted to $835 million, $1.29 billion, and $973 million for the years ended September 30, 2023, 2022 and 2021, respectively. Net gains resulting from such sales were insignificant for each of the years ended September 30, 2023, 2022, and 2021.

Purchases and sales of loans held for investment

The following table presents purchases and sales of loans held for investment by portfolio segment.

$ in millions	C&I loans		CRE loans		REIT loans		Residential mortgage loans		Total	
Year ended September 30, 2023										
Purchases	$	465	$	39	$	24	$	456	$	984
Sales	$	643	$	—	$	—	$	—	$	643
Year ended September 30, 2022										
Purchases	$	1,288	$	—	$	—	$	1,207	$	2,495
Sales	$	147	$	—	$	—	$	1	$	148
Year ended September 30, 2021										
Purchases	$	1,528	$	—	$	—	$	524	$	2,052
Sales	$	297	$	—	$	—	$	—	$	297

Sales in the preceding table represent the recorded investment (i.e., net of charge-offs and discounts or premiums) of loans held for investment that were transferred to loans held for sale and subsequently sold to a third party during the respective period. As more fully described in Note 2, corporate loan sales generally occur as part of our credit management activities.

Aging analysis of loans held for investment

The following table presents information on delinquency status of our loans held for investment.

$ in millions	30-89 days and accruing		90 days or more and accruing		Total past due and accruing		Nonaccrual with allowance		Nonaccrual with no allowance		Current and accruing		Total loans held for investment	
September 30, 2023														
SBL	$	9	$	—	$	9	$	—	$	—	$	14,597	$	14,606
C&I loans		—		—		—		69		2		10,335		10,406
CRE loans		—		—		—		35		13		7,173		7,221
REIT loans		—		—		—		—		—		1,668		1,668
Residential mortgage loans		2		—		2		—		9		8,651		8,662
Tax-exempt loans		—		—		—		—		—		1,541		1,541
Total loans held for investment	$	11	$	—	$	11	$	104	$	24	$	43,965	$	44,104
September 30, 2022														
SBL	$	—	$	—	$	—	$	—	$	—	$	15,297	$	15,297
C&I loans		—		—		—		32		—		11,141		11,173
CRE loans		—		—		—		12		16		6,521		6,549
REIT loans		—		—		—		—		—		1,592		1,592
Residential mortgage loans		4		—		4		—		14		7,368		7,386
Tax-exempt loans		—		—		—		—		—		1,501		1,501
Total loans held for investment	$	4	$	—	$	4	$	44	$	30	$	43,420	$	43,498

The preceding table includes $96 million and $63 million at September 30, 2023 and 2022, respectively, of nonaccrual loans which were current pursuant to their contractual terms. TDRs in the preceding table were $21 million, $3 million, and $10 million for C&I loans, CRE loans, and residential first mortgage loans, respectively, at September 30, 2023, and $11 million, $9 million, and $10 million for C&I loans, CRE loans, and residential first mortgage loans, respectively, at September 30, 2022.

Other real estate owned, included in "Other assets" on our Consolidated Statements of Financial Condition, was insignificant at both September 30, 2023 and 2022.

Collateral-dependent loans

A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale of the underlying collateral. Collateral-dependent loans are recorded based upon the fair value of the collateral less the estimated selling costs. The following table presents the amortized cost of our collateral-dependent loans and the nature of the collateral.

		September 30,	
Loan type *($ in millions)*	Nature of collateral	**2023**	2022
C&I loans	Commercial real estate and other business assets	$ **11**	$ 11
CRE loans	Office, multi-family residential, healthcare, industrial, and retail real estate	$ **47**	$ 21
Residential mortgage loans	Single family homes	$ **5**	$ 6

The recorded investments in residential mortgage loans secured by one-to-four family residential properties for which formal foreclosure proceedings were in process was $4 million and $5 million at September 30, 2023 and 2022, respectively.

Credit quality indicators

The credit quality of our bank loan portfolio is summarized monthly by management using internal risk ratings, which align with the standard asset classification system utilized by bank regulators. These classifications are divided into three groups: Not Classified (Pass), Special Mention, and Classified or Adverse Rating (Substandard, Doubtful, and Loss). These terms are defined as follows:

<u>Pass</u> – Loans which are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less costs to acquire and sell, of any underlying collateral and generally are performing in accordance with the contractual terms.

<u>Special Mention</u> – Loans which have potential weaknesses that deserve management's close attention. These loans are not adversely classified and do not expose us to sufficient risk to warrant an adverse classification.

<u>Substandard</u> – Loans which are inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Loans with this classification are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

<u>Doubtful</u> – Loans which have all the weaknesses inherent in loans classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently-known facts, conditions and values.

<u>Loss</u> – Loans which are considered by management to be uncollectible and of such little value that their continuance on our books as an asset, without establishment of a specific valuation allowance or charge-off, is not warranted. We do not have any loan balances within this classification because, in accordance with our accounting policy, loans, or a portion thereof considered to be uncollectible are charged-off prior to the assignment of this classification.

The following tables present our held for investment bank loan portfolio by credit quality indicator. Loans classified as special mention, substandard or doubtful are all considered to be "criticized" loans.

$ in millions		September 30, 2023							
		Loans by origination fiscal year						**Revolving loans**	**Total**
		2023	**2022**	**2021**	**2020**	**2019**	**Prior**		
SBL									
Risk rating:									
Pass	$	74	$ 18	$ 83	$ 40	$ 15	$ 59	$ 14,293	$ 14,582
Special mention		—	—	—	—	—	—	—	—
Substandard [1]		—	—	—	—	—	—	24	24
Doubtful		—	—	—	—	—	—	—	—
Total SBL	$	74	$ 18	$ 83	$ 40	$ 15	$ 59	$ 14,317	$ 14,606
C&I loans									
Risk rating:									
Pass	$	672	$ 1,148	$ 1,091	$ 965	$ 1,020	$ 2,675	$ 2,564	$ 10,135
Special mention		—	5	29	69	—	—	4	107
Substandard		—	—	—	62	17	65	17	161
Doubtful		—	—	—	—	—	3	—	3
Total C&I loans	$	672	$ 1,153	$ 1,120	$ 1,096	$ 1,037	$ 2,743	$ 2,585	$ 10,406
CRE loans									
Risk rating:									
Pass	$	1,130	$ 2,344	$ 1,115	$ 766	$ 604	$ 845	$ 220	$ 7,024
Special mention		7	—	—	14	5	55	—	81
Substandard		—	—	5	32	12	67	—	116
Doubtful		—	—	—	—	—	—	—	—
Total CRE loans	$	1,137	$ 2,344	$ 1,120	$ 812	$ 621	$ 967	$ 220	$ 7,221
REIT loans									
Risk rating:									
Pass	$	258	$ 200	$ 214	$ 101	$ 172	$ 176	$ 547	$ 1,668
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Doubtful		—	—	—	—	—	—	—	—
Total REIT loans	$	258	$ 200	$ 214	$ 101	$ 172	$ 176	$ 547	$ 1,668
Residential mortgage loans									
Risk rating:									
Pass	$	1,765	$ 2,889	$ 1,607	$ 919	$ 433	$ 992	$ 31	$ 8,636
Special mention		—	—	2	—	2	5	—	9
Substandard		—	2	—	1	—	14	—	17
Doubtful		—	—	—	—	—	—	—	—
Total residential mortgage loans	$	1,765	$ 2,891	$ 1,609	$ 920	$ 435	$ 1,011	$ 31	$ 8,662
Tax-exempt loans									
Risk rating:									
Pass	$	147	$ 279	$ 161	$ 54	$ 97	$ 803	$ —	$ 1,541
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Doubtful		—	—	—	—	—	—	—	—
Total tax-exempt loans	$	147	$ 279	$ 161	$ 54	$ 97	$ 803	$ —	$ 1,541

(1) As of September 30, 2023, these balances relate to loans which were collateralized by private securities or other financial instruments with a limited trading market.

$ in millions		September 30, 2022							
		Loans by origination fiscal year						Revolving loans	Total
		2022	2021	2020	2019	2018	Prior		
SBL									
Risk rating:									
Pass	$	14	$ 27	$ 72	$ 44	$ 36	$ 41	$ 15,063	$ 15,297
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Doubtful		—	—	—	—	—	—	—	—
Total SBL	$	14	$ 27	$ 72	$ 44	$ 36	$ 41	$ 15,063	$ 15,297
C&I loans									
Risk rating:									
Pass	$	1,011	$ 1,448	$ 1,301	$ 1,124	$ 1,389	$ 2,200	$ 2,380	$ 10,853
Special mention		10	28	3	37	—	82	6	166
Substandard		1	—	60	28	40	6	14	149
Doubtful		—	—	—	—	5	—	—	5
Total C&I loans	$	1,022	$ 1,476	$ 1,364	$ 1,189	$ 1,434	$ 2,288	$ 2,400	$ 11,173
CRE loans									
Risk rating:									
Pass	$	1,916	$ 1,345	$ 892	$ 707	$ 816	$ 551	$ 176	$ 6,403
Special mention		—	1	—	—	36	2	—	39
Substandard		—	—	14	17	46	30	—	107
Doubtful		—	—	—	—	—	—	—	—
Total CRE loans	$	1,916	$ 1,346	$ 906	$ 724	$ 898	$ 583	$ 176	$ 6,549
REIT loans									
Risk rating:									
Pass	$	169	$ 230	$ 96	$ 53	$ 40	$ 222	$ 782	$ 1,592
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Doubtful		—	—	—	—	—	—	—	—
Total REIT loans	$	169	$ 230	$ 96	$ 53	$ 40	$ 222	$ 782	$ 1,592
Residential mortgage loans									
Risk rating:									
Pass	$	2,984	$ 1,704	$ 1,023	$ 477	$ 290	$ 843	$ 35	$ 7,356
Special mention		1	1	—	2	—	4	—	8
Substandard		1	—	—	—	1	20	—	22
Doubtful		—	—	—	—	—	—	—	—
Total residential mortgage loans	$	2,986	$ 1,705	$ 1,023	$ 479	$ 291	$ 867	$ 35	$ 7,386
Tax-exempt loans									
Risk rating:									
Pass	$	264	$ 169	$ 56	$ 115	$ 192	$ 705	$ —	$ 1,501
Special mention		—	—	—	—	—	—	—	—
Substandard		—	—	—	—	—	—	—	—
Doubtful		—	—	—	—	—	—	—	—
Total tax-exempt loans	$	264	$ 169	$ 56	$ 115	$ 192	$ 705	$ —	$ 1,501

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

We also monitor the credit quality of the residential mortgage loan portfolio utilizing FICO scores and LTV ratios. A FICO score measures a borrower's creditworthiness by considering factors such as payment and credit history. LTV measures the carrying value of the loan as a percentage of the value of the property securing the loan. The following table presents the held for investment residential mortgage loan portfolio by FICO score and by LTV ratio at origination.

	September 30, 2023							
	Loans by origination fiscal year						Revolving loans	Total
$ in millions	2023	2022	2021	2020	2019	Prior		
FICO score:								
Below 600	$ 7	$ 1	$ 3	$ 2	$ 3	$ 55	$ —	$ 71
600 - 699	99	154	106	83	30	79	4	555
700 - 799	1,381	2,327	1,218	666	320	609	20	6,541
800 +	274	407	279	168	77	265	6	1,476
FICO score not available	4	2	3	1	5	3	1	19
Total	$ 1,765	$ 2,891	$ 1,609	$ 920	$ 435	$ 1,011	$ 31	$ 8,662
LTV ratio:								
Below 80%	$ 1,244	$ 2,218	$ 1,257	$ 716	$ 323	$ 780	$ 29	$ 6,567
80%+	521	673	352	204	112	231	2	2,095
Total	$ 1,765	$ 2,891	$ 1,609	$ 920	$ 435	$ 1,011	$ 31	$ 8,662

	September 30, 2022							
	Loans by origination fiscal year						Revolving loans	Total
$ in millions	2022	2021	2020	2019	2018	Prior		
FICO score:								
Below 600	$ 1	$ 3	$ 2	$ 3	$ 1	$ 54	$ —	$ 64
600 - 699	155	112	90	32	20	68	4	481
700 - 799	2,403	1,301	744	353	219	470	22	5,512
800 +	424	284	184	87	48	273	6	1,306
FICO score not available	3	5	3	4	3	2	3	23
Total	$ 2,986	$ 1,705	$ 1,023	$ 479	$ 291	$ 867	$ 35	$ 7,386
LTV ratio:								
Below 80%	$ 2,287	$ 1,333	$ 797	$ 358	$ 226	$ 661	$ 31	$ 5,693
80%+	699	372	226	121	65	206	4	1,693
Total	$ 2,986	$ 1,705	$ 1,023	$ 479	$ 291	$ 867	$ 35	$ 7,386

Allowance for credit losses

The following table presents changes in the allowance for credit losses on held for investment bank loans by portfolio segment.

$ in millions	SBL	C&I loans	CRE loans	REIT loans	Residential mortgage loans	Tax-exempt loans	Total
Year ended September 30, 2023							
Balance at beginning of year	$ 3	$ 226	$ 87	$ 21	$ 57	$ 2	$ 396
Provision/(benefit) for credit losses	4	32	84	(5)	17	—	132
Net (charge-offs)/recoveries:							
Charge-offs	—	(45)	(13)	—	—	—	(58)
Recoveries	—	1	3	—	—	—	4
Net (charge-offs)/recoveries	—	(44)	(10)	—	—	—	(54)
Foreign exchange translation adjustment	—	—	—	—	—	—	—
Balance at end of year	$ 7	$ 214	$ 161	$ 16	$ 74	$ 2	$ 474
ACL by loan portfolio segment as a % of total ACL	1.5 %	45.1 %	34.0 %	3.4 %	15.6 %	0.4 %	100.0 %
Year ended September 30, 2022							
Balance at beginning of year	$ 4	$ 191	$ 66	$ 22	$ 35	$ 2	$ 320
Initial allowance on acquired PCD loans	—	1	2	—	—	—	3
Provision/(benefit) for credit losses:							
Initial provision for credit losses on non-PCD loans acquired with TriState Capital Bank	2	5	19	—	—	—	26
Provision/(benefit) for credit losses	(3)	57	—	(1)	21	—	74
Total provision/(benefit) for credit losses	(1)	62	19	(1)	21	—	100
Net (charge-offs)/recoveries:							
Charge-offs	—	(28)	(4)	—	—	—	(32)
Recoveries	—	—	5	—	1	—	6
Net (charge-offs)/recoveries	—	(28)	1	—	1	—	(26)
Foreign exchange translation adjustment	—	—	(1)	—	—	—	(1)
Balance at end of year	$ 3	$ 226	$ 87	$ 21	$ 57	$ 2	$ 396
ACL by loan portfolio segment as a % of total ACL	0.8 %	57.0 %	22.0 %	5.3 %	14.4 %	0.5 %	100.0 %
Year ended September 30, 2021							
Balance at beginning of year	$ 5	$ 200	$ 81	$ 36	$ 18	$ 14	$ 354
Impact of CECL adoption	(2)	19	(11)	(9)	24	(12)	9
Provision/(benefit) for credit losses	1	(25)	5	(5)	(8)	—	(32)
Net (charge-offs)/recoveries:							
Charge-offs	—	(4)	(10)	—	—	—	(14)
Recoveries	—	—	—	—	1	—	1
Net (charge-offs)/recoveries	—	(4)	(10)	—	1	—	(13)
Foreign exchange translation adjustment	—	1	1	—	—	—	2
Balance at end of year	$ 4	$ 191	$ 66	$ 22	$ 35	$ 2	$ 320
ACL by loan portfolio segment as a % of total ACL	1.3 %	59.7 %	20.6 %	6.9 %	10.9 %	0.6 %	100.0 %

The allowance for credit losses on held for investment bank loans increased $78 million during the year ended September 30, 2023 primarily resulting from provisions for credit losses of $132 million, partially offset by net charge-offs of certain loans during the year. The provision for credit losses for the year ended September 30, 2023 primarily reflected the impacts of a weakened macroeconomic outlook for certain loan portfolios, including a weakened outlook for commercial real estate prices compared with the prior year, charge-offs of certain loans, and loan downgrades during the year. These increases were partially offset by the favorable impact of loan repayments and sales, which had a larger impact on the current fiscal year expense than provisions on new loans.

The allowance for credit losses on unfunded lending commitments, which is included in "Other payables" on our Consolidated Statements of Financial Condition, was $22 million, $19 million, and $13 million at September 30, 2023, 2022, and 2021, respectively. The increase in the allowance for credit losses on unfunded lending commitments for the year ended September 30, 2023 was primarily due to the aforementioned weakened outlook for commercial real estate prices.

NOTE 9 – LOANS TO FINANCIAL ADVISORS, NET

Loans to financial advisors are primarily comprised of loans originated as a part of our recruiting activities. See Note 2 for a discussion of our accounting policies related to loans to financial advisors and the related allowance for credit losses. The following table presents the balances for our loans to financial advisors and the related accrued interest receivable.

		September 30,		
$ in millions		**2023**		2022
Affiliated with the firm as of year-end [1]	$	**1,158**	$	1,173
No longer affiliated with the firm as of year-end [2]		**10**		8
Total loans to financial advisors		**1,168**		1,181
Allowance for credit losses		**(32)**		(29)
Loans to financial advisors, net	$	**1,136**	$	1,152
Accrued interest receivable on loans to financial advisors (included in "Other receivables, net")	$	**6**	$	5
Allowance for credit losses as a percent of total loans to financial advisors		**2.74 %**		2.46 %

(1) These loans were predominantly current.
(2) These loans were predominantly past due for a period of 180 days or more.

NOTE 10 – VARIABLE INTEREST ENTITIES

A VIE requires consolidation by the entity's primary beneficiary. We evaluate all of the entities in which we are involved to determine if the entity is a VIE and if so, whether we hold a variable interest and are the primary beneficiary. Refer to Note 2 for a discussion of our principal involvement with VIEs and the accounting policies regarding determination of whether we are deemed to be the primary beneficiary of VIEs.

VIEs where we are the primary beneficiary

Of the VIEs in which we hold an interest, we have determined that certain LIHTC funds and the Restricted Stock Trust Fund require consolidation in our financial statements, as we are deemed the primary beneficiary of such VIEs. The aggregate assets and liabilities of the VIEs we consolidate are provided in the following table. Aggregate assets and aggregate liabilities may differ from the consolidated carrying value of assets and liabilities due to the elimination of intercompany assets and liabilities held by the consolidated VIE.

$ in millions		Aggregate assets		Aggregate liabilities
September 30, 2023				
LIHTC funds	$	51	$	6
Restricted Stock Trust Fund		20		20
Total	$	71	$	26
September 30, 2022				
LIHTC funds	$	59	$	6
Restricted Stock Trust Fund		17		17
Total	$	76	$	23

The following table presents information about the carrying value of the assets and liabilities of the VIEs which we consolidate and which are included on our Consolidated Statements of Financial Condition. Intercompany balances are eliminated in consolidation and are not reflected in the following table.

		September 30,		
$ in millions		**2023**		2022
Assets:				
Cash and cash equivalents and assets segregated for regulatory purposes and restricted cash	$	**5**	$	5
Other assets		**46**		54
Total assets	$	**51**	$	59
Liabilities:				
Other payables	$	**—**	$	—
Total liabilities	$	**—**	$	—
Noncontrolling interests	$	**(27)**	$	(26)

VIEs where we hold a variable interest but are not the primary beneficiary

As discussed in Note 2, we have concluded that for certain VIEs we are not the primary beneficiary and therefore do not consolidate these VIEs. Such VIEs primarily include certain LIHTC funds, our interests in certain limited partnerships which are part of our Private Equity Interests, and other limited partnerships. Our risk of loss for these VIEs is limited to our investments in, advances to, and/or receivables due from these VIEs.

Aggregate assets, liabilities and risk of loss

The aggregate assets, liabilities, and our exposure to loss from those VIEs in which we hold a variable interest, but as to which we have concluded we are not the primary beneficiary, are provided in the following table.

	September 30,					
	2023			2022		
$ in millions	**Aggregate assets**	**Aggregate liabilities**	**Our risk of loss**	Aggregate assets	Aggregate liabilities	Our risk of loss
LIHTC	$ **8,451**	$ **2,964**	$ **113**	$ 7,752	$ 2,584	$ 136
Private Equity Interests	**2,591**	**655**	**101**	2,177	448	90
Other	**201**	**84**	**3**	159	101	8
Total	$ **11,243**	$ **3,703**	$ **217**	$ 10,088	$ 3,133	$ 234

NOTE 11 - GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS, NET

Our goodwill and identifiable intangible assets result from various acquisitions. See Note 2 for a discussion of our goodwill and intangible assets accounting policies. The following table presents our goodwill and net identifiable intangible asset balances as of the dates indicated.

	September 30,	
$ in millions	**2023**	2022
Goodwill	$ **1,437**	$ 1,422
Identifiable intangible assets, net	**470**	509
Total goodwill and identifiable intangible assets, net	$ **1,907**	$ 1,931

Goodwill

The following table summarizes our goodwill by segment and the balances and activity for the years indicated.

$ in millions	Private Client Group	Capital Markets	Asset Management	Bank	Total
Year ended September 30, 2023					
Goodwill as of beginning of year	$ 550	$ 274	$ 69	$ 529	$ 1,422
Additions	—	—	—	—	—
Foreign currency translations	14	1	—	—	15
Goodwill as of end of year	$ 564	$ 275	$ 69	$ 529	$ 1,437
Year ended September 30, 2022					
Goodwill as of beginning of year	$ 417	$ 174	$ 69	$ —	$ 660
Additions	164	102	—	529	795
Foreign currency translations	(31)	(2)	—	—	(33)
Goodwill as of end of year	$ 550	$ 274	$ 69	$ 529	$ 1,422

The additions of goodwill during the year ended September 30, 2022 arose from our acquisitions of Charles Stanley in our Private Client Group segment, TriState Capital in our Bank segment, and SumRidge Partners in our Capital Markets segment. See Note 3 for additional information regarding these acquisitions.

Qualitative assessments

As described in Note 2, we perform goodwill impairment testing on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We performed our latest annual goodwill impairment testing as of our January 1, 2023 evaluation date, evaluating balances as of December 31, 2022. In that testing, we performed a qualitative impairment assessment for each of our reporting units that had goodwill. Based upon the outcome of our qualitative assessments, no impairment was identified. No events have occurred since our annual assessment date that would cause us to update this impairment testing.

Identifiable intangible assets, net

The following table sets forth our identifiable intangible asset balances by segment, net of accumulated amortization, and activity for the years indicated.

$ in millions	Private Client Group		Capital Markets		Asset Management		Bank		Total	
Year ended September 30, 2023										
Net identifiable intangible assets as of beginning of year	$	178	$	60	$	139	$	132	$	509
Additions		—		—		—		—		—
Amortization expense		(16)		(10)		(7)		(12)		(45)
Foreign currency translations		6		—		—		—		6
Net identifiable intangible assets as of end of year	$	168	$	50	$	132	$	120	$	470
Year ended September 30, 2022										
Net identifiable intangible assets as of beginning of year	$	120	$	17	$	85	$	—	$	222
Additions		85		52		61		136		334
Amortization expense		(13)		(9)		(7)		(4)		(33)
Foreign currency translations		(14)		—		—		—		(14)
Net identifiable intangible assets as of end of year	$	178	$	60	$	139	$	132	$	509

The additions of identifiable intangible assets during the year ended September 30, 2022 arose from our acquisitions of Charles Stanley in our Private Client Group segment, SumRidge Partners in our Capital Markets segment, Chartwell in our Asset Management segment, and TriState Capital in our Bank segment. See Note 3 for additional information regarding these acquisitions.

The following table summarizes our identifiable intangible assets by type.

	September 30,			
	2023		2022	
$ in millions	Gross carrying value	Accumulated amortization	Gross carrying value	Accumulated amortization
Customer relationships	$ 365	$ (127)	$ 361	$ (103)
Core deposit intangible	89	(12)	89	(3)
Trade names	59	(10)	57	(5)
Developed technology	58	(10)	58	(4)
Non-amortizing customer relationships	57	—	57	—
All other	6	(5)	6	(4)
Total	$ 634	$ (164)	$ 628	$ (119)

The following table sets forth the projected amortization expense by fiscal year associated with our identifiable intangible assets with finite lives.

Fiscal year ended September 30,	$ in millions
2024	$ 43
2025	41
2026	38
2027	38
2028	36
Thereafter	217
Total	$ 413

Qualitative assessments

As described in Note 2, we perform impairment testing for our non-amortizing customer relationship intangible assets on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of the assets below their carrying value. We performed our latest annual impairment testing as of our January 1, 2023 evaluation date, evaluating the balance as of December 31, 2022. In that testing, we performed qualitative assessments for our non-amortizing customer relationship intangible assets. Based upon the outcome of our qualitative assessments, no impairment was identified. No events have occurred since such assessments that would cause us to update this impairment testing.

NOTE 12 - OTHER ASSETS

The following table details the components of other assets as of the dates indicated. See Note 2 for a discussion of our accounting polices related to certain of these components.

	September 30,	
$ in millions	2023	2022
Investments in company-owned life insurance policies	$ 1,110	$ 944
Property and equipment, net	561	503
Lease ROU assets	560	480
Prepaid expenses	209	173
Investments in FHLB and FRB stock	114	88
Client-owned fractional shares	98	78
All other	141	186
Total other assets	$ 2,793	$ 2,452

See Note 13 for additional information regarding our property and equipment and Note 14 for additional information regarding our leases.

NOTE 13 - PROPERTY AND EQUIPMENT, NET

The following table presents the components of our property and equipment, net as of the dates indicated.

	September 30,					
	2023			2022		
$ in millions	Gross carrying value	Accumulated depreciation/ software amortization	Property and equipment, net	Gross carrying value	Accumulated depreciation/ software amortization	Property and equipment, net
Land	$ 30	$ —	$ 30	$ 29	$ —	$ 29
Software, including development in progress	758	(491)	267	660	(422)	238
Buildings, building components, leasehold and land improvements	436	(256)	180	413	(239)	174
Furniture, fixtures and equipment	407	(323)	84	356	(294)	62
Total	$ 1,631	$ (1,070)	$ 561	$ 1,458	$ (955)	$ 503

Depreciation expense associated with property and equipment was $51 million, $50 million, and $51 million for the years ended September 30, 2023, 2022, and 2021, respectively, and is included in "Occupancy and equipment" expense on our Consolidated Statements of Income and Comprehensive Income. Amortization expense associated with computer software was $69 million, $62 million, and $62 million for the years ended September 30, 2023, 2022, and 2021, respectively, and is included in "Communications and information processing" expense on our Consolidated Statements of Income and Comprehensive Income. We also incur software licensing fees, which are included in "Communications and information processing" expense on our Consolidated Statements of Income and Comprehensive Income.

NOTE 14 - LEASES

The following table presents the balances related to our leases on our Consolidated Statements of Financial Condition. See Note 2 for a discussion of our accounting policies related to leases.

	September 30,		
$ in millions	**2023**		2022
ROU assets (included in Other assets)	$ **560**	$	480
Lease liabilities (included in Other payables)	$ **539**	$	482

The weighted-average remaining lease term and discount rate for our leases is presented in the following table.

	September 30,	
	2023	2022
Weighted-average remaining lease term	**6.7 years**	6.8 years
Weighted-average discount rate	**4.68 %**	3.95 %

Lease expense

The following table details the components of lease expense, which is included in "Occupancy and equipment" expense on our Consolidated Statements of Income and Comprehensive Income.

	Year ended September 30,					
$ in millions	**2023**		2022		2021	
Lease costs	$ **133**	$	118	$	110	
Variable lease costs	$ **31**	$	28	$	27	

Variable lease costs in the preceding table include payments required under lease arrangements for common area maintenance charges and other variable costs that are not reflected in the measurement of ROU assets and lease liabilities.

Lease liabilities

The maturities by fiscal year of our lease liabilities as of September 30, 2023 are presented in the following table.

Fiscal year ended September 30,	$ in millions
2024	$ 119
2025	113
2026	91
2027	71
2028	62
Thereafter	183
Gross lease payments	639
Less: interest	(100)
Present value of lease liabilities	$ 539

Lease liabilities as of September 30, 2023 excluded $45 million of minimum lease payments related to lease arrangements that were legally binding but had not yet commenced. These leases are estimated to commence between fiscal year 2024 through fiscal year 2025 with lease terms ranging from four to ten years.

NOTE 15 – BANK DEPOSITS

Bank deposits include money market and savings accounts, interest-bearing demand deposits, which include Negotiable Order of Withdrawal accounts, certificates of deposit, and non-interest-bearing demand deposits. The following table presents a summary of bank deposits, excluding affiliate deposits, as well as the weighted-average interest rates on such deposits. The calculation of the weighted-average rates was based on the actual deposit balances and rates at each respective period end.

	September 30,				
	2023			2022	
$ in millions	**Balance**	**Weighted-average rate**		Balance	Weighted-average rate
Money market and savings accounts	$ **32,268**	**1.85 %**	$	44,446	1.01 %
Interest-bearing demand deposits	**18,376**	**4.98 %**		5,286	2.77 %
Certificates of deposit	**2,831**	**4.41 %**		999	1.85 %
Non-interest-bearing demand deposits	**724**	**—**		626	—
Total bank deposits	$ **54,199**	**3.06 %**	$	51,357	1.21 %

Money market and savings accounts in the preceding table included $25.36 billion and $38.71 billion as of September 30, 2023 and 2022, respectively, of cash balances which were swept to our Bank segment from the client investment accounts maintained at Raymond James & Associates, Inc. ("RJ&A"). Such deposits are held in Federal Deposit Insurance Corporation ("FDIC")-insured bank accounts through the RJBDP. Money market and savings accounts also included direct accounts held by TriState Capital Bank on behalf of third-party clients. Total bank deposits in the preceding table included $13.59 billion of deposits as of September 30, 2023 associated with the ESP, in which PCG clients deposit cash in a high-yield Raymond James Bank account. Substantially all of the ESP balances are reflected in interest-bearing demand deposits in the preceding table.

The following table details the estimated amount of total bank deposits (which excludes affiliate deposits) that are FDIC-insured, as well as the estimated amount that exceeded the FDIC insurance limit at each respective period.

$ in millions	September 30, 2023	September 30, 2022
FDIC-insured bank deposits	$ **48,344**	$ 44,289
Bank deposits exceeding FDIC insurance limit [1]	**5,855**	7,068
Total bank deposits	$ **54,199**	$ 51,357
FDIC-insured bank deposits as a % of total bank deposits	**89 %**	86 %

(1) Excluded affiliate deposits exceeding the FDIC insurance limit of $764 million and $770 million as of September 30, 2023 and 2022, respectively.

The following table sets forth the estimated amount of certificates of deposit that exceeded the FDIC insurance limit by time remaining until maturity as of September 30, 2023.

$ in millions	September 30, 2023
Three months or less	$ 45
Over three through six months	52
Over six through twelve months	27
Over twelve months	9
Total estimated certificates of deposit that exceeded the FDIC insurance limit	$ 133

The maturities by fiscal year of our certificates of deposit as of September 30, 2023 are presented in the following table.

Fiscal year ended September 30,	$ in millions
2024	$ 1,848
2025	858
2026	112
2027	3
2028	10
Total certificates of deposit	$ 2,831

Interest expense on deposits, excluding interest expense related to affiliate deposits, is summarized in the following table.

	Year ended September 30,		
$ in millions	**2023**	2022	2021
Money market and savings accounts	$ **527**	$ 78	$ 3
Interest-bearing demand deposits	**469**	38	3
Certificates of deposit	**84**	15	17
Total interest expense on deposits	$ **1,080**	$ 131	$ 23

We use an interest rate swap to manage the risk of increases in interest rates associated with certain money market and savings accounts by converting the balances subject to variable interest rates to a fixed interest rate. See Note 2 for information regarding this interest rate swap, which has been designated and accounted for as a cash flow hedge.

NOTE 16 – OTHER BORROWINGS

The following table details the components of our other borrowings, which are primarily comprised of short-term and long-term FHLB advances and subordinated notes.

	September 30, 2023			September 30, 2022		
$ in millions	Weighted average interest rate	Maturity date	Balance	Weighted average interest rate	Maturity date	Balance
FHLB advances:						
Floating rate - term	**5.62 %**	**December 2023 - March 2025**	$ **850**	3.32 %	December 2023	$ 850
Floating rate - overnight	**N/A**	**N/A**	**N/A**	3.11 %	Overnight	140
Fixed rate	**5.70 %**	**December 2023**	**150**	3.45 %	December 2022	200
Total FHLB advances			**1,000**			1,190
Subordinated notes - fixed-to-floating (including an unaccreted premium of **$2** and $2, respectively)	**5.75 %**	**May 2030**	**100**	5.75 %	May 2030	100
Other			**—**			1
Total other borrowings			$ **1,100**			$ 1,291

FHLB advances

We have entered into advances from the FHLB at Raymond James Bank and TriState Capital Bank, which are secured by certain of our bank loans and available-for-sale securities. The interest rates on our floating-rate advances are based on a Secured Overnight Financing Rate ("SOFR") and reset daily. We use interest rate swaps to manage the risk of increases in interest rates associated with the majority our floating-rate FHLB advances by converting the balances subject to variable interest rates to a fixed interest rate. See Notes 2 and 6 for information regarding these interest rate swaps, which have been designated and accounted for as cash flow hedges. See Note 7 for additional information regarding bank loans, net and available-for-sale securities pledged with the FHLB as security for our FHLB borrowings.

Subordinated notes

As of September 30, 2023, we had subordinated notes due 2030 outstanding, with an aggregate principal amount of $98 million. Our subordinated notes incur interest at a fixed rate of 5.75% until May 2025 and thereafter at a variable interest rate equal to 3-month CME Term SOFR plus a spread adjustment of 5.62% per annum. We may redeem these subordinated notes beginning in August 2025 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to the redemption date.

Credit Facility

RJF and RJ&A are parties to a revolving credit facility agreement (the "Credit Facility"), a committed unsecured line of credit under which either RJ&A or RJF have the ability to borrow. The Credit Facility has a term through April 2028 and provides for maximum borrowings of up to $750 million. The interest rates on borrowings under the Credit Facility are variable and based on SOFR, as adjusted for RJF's credit rating. There were no borrowings outstanding on the Credit Facility as of September 30, 2023 or September 30, 2022. There is a facility fee associated with the Credit Facility, which also varies with RJF's credit rating (the "Variable Rate Facility Fee"). Based upon RJF's credit rating as of September 30, 2023, the Variable Rate Facility Fee, which is applied to the committed amount, was 0.125% per annum.

Other

In addition to the Credit Facility, we maintain various secured and unsecured lines of credit, which are generally utilized to finance certain fixed income trading instruments or for cash management purposes. Borrowings during the year were generally day-to-day and there were no borrowings outstanding on these arrangements as of September 30, 2023 or September 30, 2022. The interest rates for these arrangements are variable and are based on a daily bank quoted rate, which may reference SOFR, the federal funds rate, a lender's prime rate, the Canadian prime rate, or another commercially available rate, as applicable.

A portion of our fixed income transactions are cleared through a third-party clearing organization, which provides financing for the purchase of trading instruments to support such transactions. The amount of financing is based on the amount of trading inventory financed, as well as any deposits held at the clearing organization. Amounts outstanding under this financing arrangement are collateralized by a portion of our trading inventory and accrue interest based on market rates. While we had borrowings outstanding as of September 30, 2023, the clearing organization is under no contractual obligation to lend to us under this arrangement. We also have other collateralized financings included in "Collateralized financings" on our Consolidated Statements of Financial Condition. See Note 7 for information regarding our other collateralized financing arrangements.

NOTE 17 – SENIOR NOTES PAYABLE

The following table summarizes our senior notes payable.

	September 30,			
$ in millions	2023		2022	
4.65% senior notes, due 2030	$	500	$	500
4.95% senior notes, due 2046		800		800
3.75% senior notes, due 2051		750		750
Total principal amount		2,050		2,050
Unaccreted premiums/(discounts)		5		5
Unamortized debt issuance costs		(16)		(17)
Total senior notes payable	$	2,039	$	2,038

In March 2020, we sold $500 million in aggregate principal amount of 4.65% senior notes due April 2030 in a registered underwritten public offering. Interest on these senior notes is payable semi-annually. We may redeem some or all of these senior notes at any time prior to January 1, 2030, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes redeemed, or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the redemption date at a discount rate equal to a designated U.S. Treasury rate, plus 50 basis points; and on or after January 1, 2030, at 100% of the principal amount of the notes redeemed; plus, in each case, accrued and unpaid interest thereon to the redemption date.

In July 2016, we sold $300 million in aggregate principal amount of 4.95% senior notes due July 2046 in a registered underwritten public offering. In May 2017, we reopened the offering and sold, in a registered underwritten public offering, an additional $500 million in aggregate principal amount of 4.95% senior notes due July 2046. These additional senior notes were consolidated, formed into a single series, and are fully fungible with the $300 million in aggregate principal amount of 4.95% senior notes issued in July 2016. Interest on these senior notes is payable semi-annually. We may redeem some or all of these senior notes at any time prior to their maturity, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes redeemed, or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the redemption date at a discount rate equal to a designated U.S. Treasury rate, plus 45 basis points, plus accrued and unpaid interest thereon to the redemption date.

In April 2021, we sold $750 million in aggregate principal amount of 3.75% senior notes due April 2051 in a registered underwritten public offering. Interest on these senior notes is payable semi-annually. We may redeem some or all of these senior notes at any time prior to October 1, 2050, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes redeemed, or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the redemption date at a discount rate equal to a designated U.S. Treasury rate, plus 20 basis points; and on or after October 1, 2050, at 100% of the principal amount of the notes redeemed; plus, in each case, accrued and unpaid interest thereon to the redemption date. We utilized the proceeds from this offering and cash on hand to early-redeem our $250 million of 5.625% senior notes due 2024 and our $500 million of 3.625% senior notes due 2026. We recognized losses on the extinguishment of such notes of $98 million which was presented in "Losses on extinguishment of debt" in our Consolidated Statements of Income and Comprehensive Income for the year ended September 30, 2021.

NOTE 18 – INCOME TAXES

For a discussion of our income tax accounting policies and other income tax-related information see Note 2.

Income taxes

The following table details the total income tax provision/(benefit) allocation for each respective period.

			Year ended September 30,			
$ in millions		**2023**		2022		2021
Recorded in:						
Net income	$	**541**	$	513	$	388
Equity, arising from available-for-sale securities recorded through OCI		**3**		(311)		(32)
Equity, arising from cash flow hedges recorded through OCI		**—**		24		8
Equity, arising from currency translations, net of the impact of net investment hedges recorded through OCI		**(4)**		23		(10)
Total provision for income taxes	$	**540**	$	249	$	354

The following table details our provision/(benefit) for income taxes included in net income for each respective period.

			Year ended September 30,			
$ in millions		**2023**		2022		2021
Current:						
Federal	$	**468**	$	406	$	321
State and local		**122**		91		79
Foreign		**39**		32		25
Total current	$	**629**	$	529	$	425
Deferred:						
Federal		**(59)**		(10)		(28)
State and local		**(16)**		(3)		(6)
Foreign		**(13)**		(3)		(3)
Total deferred	$	**(88)**	$	(16)	$	(37)
Total provision for income taxes	$	**541**	$	513	$	388

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate is detailed in the following table.

	Year ended September 30,		
	2023	2022	2021
Provision calculated at statutory rate	**21.0 %**	21.0 %	21.0 %
State income tax, net of federal benefit	**3.9 %**	3.6 %	3.6 %
Nondeductible fines and penalties	**0.8 %**	— %	— %
Nondeductible executive compensation	**0.6 %**	0.4 %	0.3 %
Foreign tax rate differential	**0.4 %**	0.2 %	0.2 %
General business tax credits [1]	**(1.0)%**	(1.2)%	(1.0)%
(Gains)/losses on company-owned life insurance policies which are not subject to tax	**(1.0)%**	1.8 %	(1.8)%
Excess tax benefits related to share-based compensation	**(0.9)%**	(1.1)%	(0.2)%
Solar and LIHTC investment amortization, net of tax credits received [2]	**(0.4)%**	— %	— %
Change in uncertain tax positions	**(0.1)%**	0.3 %	(0.1)%
Other, net	**0.4 %**	0.4 %	(0.3)%
Total provision for income tax	**23.7 %**	25.4 %	21.7 %

(1) General business tax credits consist of credits related to foreign withholdings, research and development, wage credits, certain historic tax credits, certain LIHTC credits, and various state credits.
(2) During the year ended September 30, 2023, we made an investment in a solar entity which qualified for tax credits and is accounted for under the proportional amortization method. For the year ended September 30, 2023, amortization of this investment, which was included in our provision for income taxes, was $86 million, and we recognized an offsetting $81 million of tax credits and $9 million of other tax benefits. The amortization of LIHTC investments accounted for under the proportional amortization method was $3 million for the year ended September 30, 2023, and the related offsetting tax credits received from LIHTC investments were $3 million. There was no such investment amortization in either of the years ended September 30, 2022 or 2021.

The following table presents our U.S. and foreign components of pre-tax income for each respective period.

	Year ended September 30,		
$ in millions	**2023**	2022	2021
U.S.	$ **2,193**	$ 1,907	$ 1,701
Foreign	**87**	115	90
Pre-tax income	$ **2,280**	$ 2,022	$ 1,791

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. These temporary differences result in taxable or deductible amounts in future years. The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset/(liability) items are detailed in the following table.

		September 30,	
$ in millions		**2023**	2022
Deferred tax assets:			
Deferred compensation	$	**338**	$ 272
Unrealized loss associated with available-for-sale securities		**310**	343
Allowances for credit losses		**140**	106
Lease liabilities		**135**	121
Accrued expenses		**56**	54
Unrealized loss associated with loan portfolios		**46**	34
Net operating losses and credit carryforwards		**19**	8
Unrealized loss associated with foreign currency translations		**5**	27
Other		**16**	27
Total deferred tax assets		**1,065**	992
Less: valuation allowance		**(5)**	(2)
Total deferred tax assets, net of valuation allowance		**1,060**	990
Deferred tax liabilities:			
Lease ROU assets		**(141)**	(118)
Goodwill and identifiable intangible assets		**(131)**	(126)
Property and equipment		**(68)**	(110)
Unrealized gain associated with cash flow hedges		**(16)**	(15)
Other		**(1)**	(5)
Total deferred tax liabilities		**(357)**	(374)
Net deferred tax assets	$	**703**	$ 616
Classified as follows in the Consolidated Statements of Financial Condition:			
Deferred income taxes, net	$	**711**	$ 630
Other payables		**(8)**	(14)
Net deferred tax assets	$	**703**	$ 616

We have various tax loss carryforwards that may provide future tax benefits. Related valuation allowances are established in accordance with accounting guidance for income taxes if it is management's opinion that it is more likely than not that these benefits will not be realized. The following table presents deferred tax assets and valuation allowances relating to carryforwards for the periods indicated.

		Year ended September 30,		
$ in millions		**2023**	2022	Expires beginning of fiscal year
Deferred tax asset:				
U.S. Federal net operating losses [1]	$	**8**	$ 5	Indefinitely
U.S. State net operating losses [1]		**4**	2	2026
Foreign net operating losses		**7**	1	2040
Total deferred tax asset related to carryforwards	$	**19**	$ 8	
Valuation allowance:				
U.S. Federal net operating losses	$	**1**	$ 1	
U.S. State net operating losses		**4**	1	
Net valuation allowance	$	**5**	$ 2	

(1) Both the federal and state net operating loss carryfowards relate to separate company entity filings. As a result, these losses are not able to be utilized in our consolidated filings.

As of September 30, 2023, total deferred tax assets, net of a $5 million valuation allowance, aggregated to $1.06 billion. We continue to believe that the realization of our deferred tax assets is more likely than not based on expectations of future taxable income.

The $8 million and $14 million of net deferred tax liabilities included in "Other payables" on our Consolidated Statements of Financial Condition as of September 30, 2023 and 2022, respectively, primarily arose from entities in the U.K., and accordingly were not netted against balances arising from our U.S. entities.

As of September 30, 2023, we considered substantially all undistributed earnings of non-U.S. subsidiaries to be permanently reinvested. The Tax Cut and Jobs Act ("TCJA"), enacted in December 2017, reduced our incremental tax cost of repatriating offshore earnings. As a result, we have not provided for any U.S. deferred income taxes related to such subsidiaries. The TCJA instituted a territorial system of international taxation. Under the system, dividends received by a U.S. corporation from its 10%-or-greater-owned foreign subsidiaries are generally exempt from U.S. tax if attributable to non-U.S. source earnings, but are subject to tax on "Global intangible low-taxed income" which is applicable regardless of whether the income is repatriated. As of September 30, 2023, we had approximately $602 million of cumulative undistributed earnings attributable to foreign subsidiaries. Because the time and manner of repatriation is uncertain, we cannot determine the impact of local taxes, withholding taxes, and foreign tax credits associated with the future repatriation of such earnings, and therefore, cannot quantify the tax liability that would be payable in the event all such foreign earnings are repatriated.

As of September 30, 2023, the current tax receivable, which was included in "Other receivables, net" on our Consolidated Statements of Financial Condition, was $9 million, and the current tax payable, which was included in "Other payables," was $17 million. As of September 30, 2022, the current tax receivable was $7 million and the current tax payable was $28 million.

Uncertain tax positions

We recognize the accrual of interest and penalties related to income tax matters in "Interest expense" and "Other" expense, respectively. As of September 30, 2023 and 2022, accrued interest and penalties were $12 million and $9 million, respectively.

The following table presents the aggregate changes in the balances for uncertain tax positions.

	Year ended September 30,					
$ in millions		2023		2022		2021
Uncertain tax positions beginning of year	$	**43**	$	36	$	45
Increases for tax positions related to the current year		**5**		5		5
Increases for tax positions related to prior years		**4**		10		2
Decreases for tax positions related to prior years		**(2)**		(1)		(7)
Decreases due to lapsed statute of limitations		**(8)**		(7)		(5)
Decreases related to settlements		**(1)**		—		(4)
Uncertain tax positions end of year	$	**41**	$	43	$	36

The total amount of uncertain tax positions that, if recognized, would impact the effective tax rate (the items included in the preceding table after considering the federal tax benefit associated with any state tax provisions) was $35 million, $38 million, and $31 million at September 30, 2023, 2022 and 2021, respectively. We anticipate that the uncertain tax position liability balance will decrease by approximately $6 million over the next 12 months due to expiration of statutes of limitations of federal and state tax returns.

RJF and its domestic subsidiaries are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and various consolidated states. Our subsidiaries also file separate income tax returns in various state and local and foreign jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local, or foreign income tax examination by tax authorities for fiscal years prior to fiscal 2020, with the fiscal year 2018 limited by a provision of the TCJA described as follows. Certain state and local and foreign tax returns are currently under various stages of audit and appeals processes. Our fiscal 2018 federal tax return remains open for limited examination under the TCJA. The TCJA provides the Internal Revenue Service a six year limitation period to assess the net transition tax liability reported by the firm.

NOTE 19 – COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments and contingencies

Underwriting commitments

In the normal course of business, we enter into commitments for debt and equity underwritings. As of September 30, 2023, we had one such open underwriting commitment, which was subsequently settled in an open market transaction and did not result in any losses.

Lending commitments and other credit-related financial instruments

We have outstanding, at any time, a significant number of commitments to extend credit and other credit-related off-balance-sheet financial instruments, such as standby letters of credit and loan purchases, which then extend over varying periods of time. These arrangements are subject to strict underwriting assessments and each client's credit worthiness is evaluated on a case-by-case basis. Fixed-rate commitments are subject to market risk resulting from fluctuations in interest rates and our exposure is limited to the replacement value of those commitments.

The following table presents our commitments to extend credit and other credit-related off-balance sheet financial instruments outstanding at our Bank segment.

	September 30,			
$ in millions	**2023**		2022	
SBL and other consumer lines of credit	$	**38,791**	$	33,641
Commercial lines of credit	$	**4,131**	$	3,792
Unfunded lending commitments	$	**936**	$	1,255
Standby letters of credit	$	**123**	$	94

SBL and other consumer lines of credit primarily represent the unfunded amounts of bank loans to consumers that are primarily secured by marketable securities or other liquid collateral at advance rates consistent with industry standards. The proceeds from repayment or, if necessary, the liquidation of collateral, which is monitored daily, are expected to satisfy the amounts drawn against these existing lines of credit. These lines of credit are primarily uncommitted, as we reserve the right to not make any advances or may terminate these lines at any time.

Because many of our lending commitments expire without being funded in whole or in part, the contractual amounts are not estimates of our actual future credit exposure or future liquidity requirements. The allowance for credit losses calculated under the CECL model provides for potential losses related to the unfunded lending commitments. See Notes 2 and 8 for additional information regarding this allowance for credit losses related to unfunded lending commitments.

RJ&A enters into margin lending arrangements which allow clients to borrow against the value of qualifying securities. Margin loans are collateralized by the securities held in the client's account at RJ&A. Collateral levels and established credit terms are monitored daily and we require clients to deposit additional collateral or reduce balances as necessary.

We offer loans to prospective financial advisors for recruiting and retention purposes (see Notes 2 and 9 for additional information regarding our loans to financial advisors). These offers are contingent upon certain events occurring, including the individuals joining us and meeting certain other conditions outlined in their offer.

Investment commitments

We had unfunded commitments to various investments, primarily held by Raymond James Bank and TriState Capital Bank, of $69 million as of September 30, 2023.

Other commitments

RJAHI sells investments in project partnerships to various LIHTC funds, which have third-party investors, and for which RJAHI serves as the managing member or general partner. RJAHI typically sells investments in project partnerships to LIHTC funds within 90 days of their acquisition. Until such investments are sold to LIHTC funds, RJAHI is responsible for funding investment commitments to such partnerships. As of September 30, 2023, RJAHI had committed approximately $93 million to project partnerships that had not yet been sold to LIHTC funds. Because we expect to sell these project partnerships to LIHTC funds and the equity funding events arise over future periods, the contractual commitments are not expected to materially impact our future liquidity requirements. RJAHI may also make short-term loans or advances to project partnerships and LIHTC funds.

For information regarding our lease commitments, including the maturities of our lease liabilities, see Note 14.

Guarantees

Our U.S. broker-dealer subsidiaries are required by federal law to be members of the Securities Investors Protection Corporation ("SIPC"). The SIPC fund provides protection up to $500 thousand per client for securities and cash held in client accounts, including a limitation of $250 thousand on claims for cash balances. We have purchased excess SIPC coverage through various syndicates of Lloyd's of London. For RJ&A, our clearing broker-dealer, the additional protection currently provided has an aggregate firm limit of $750 million for cash and securities, including a sub-limit of $1.9 million per client for cash above basic SIPC. Account protection applies when a SIPC member fails financially and is unable to meet its obligations to clients. This coverage does not protect against market fluctuations. RJF has provided an indemnity to Lloyd's of London against any and all losses they may incur associated with the excess SIPC policies.

Legal and regulatory matters contingencies

In the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a diversified financial services institution.

RJF and certain of its subsidiaries are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time, among other things, into industry practices, which can also result in the imposition of such sanctions. For example, the SEC has been conducting an investigation of the firm's investment advisory business' compliance with records preservation requirements relating to business communications sent over electronic messaging channels that have not been approved by the firm and has reportedly conducted similar investigations of record preservation practices at other financial institutions. As of September 30, 2023, we have recorded an accrual related to this SEC investigation in our consolidated financial statements in accordance with our contingent liabilities accounting policy. See Note 2 for additional information regarding such policies.

We may contest liability and/or the amount of damages, as appropriate, in each pending matter. The level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies in the financial services industry continues to be significant. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

For many legal and regulatory matters, we are unable to estimate a range of reasonably possible loss as we cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be. A large number of factors may contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental proceedings, potential fines and penalties); the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants). Subject to the foregoing, after consultation with counsel, we believe that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our consolidated financial condition. However, the outcome of such litigation and regulatory proceedings could be material to our operating results and cash flows for a particular future period, depending on, among other things, our revenues or income for such period.

There are certain matters for which we are unable to estimate the upper end of the range of reasonably possible loss. With respect to legal and regulatory matters for which management has been able to estimate a range of reasonably possible loss as of September 30, 2023, we estimated the upper end of the range of reasonably possible aggregate loss to be approximately $35 million in excess of the aggregate accruals for such matters. See Note 2 for additional information regarding our criteria for recognizing liabilities for contingencies.

NOTE 20 – SHAREHOLDERS' EQUITY

Preferred stock

As a component of our total purchase consideration for TriState Capital on June 1, 2022, we issued two series of preferred stock to replace previously issued and outstanding preferred stock of TriState Capital. See Note 3 for additional information about the acquisition. The preferred stock issuance included 1.61 million depositary shares, each representing a 1/40th interest in a share of Series A Preferred Stock, par value of $0.10 per share, with a liquidation preference of $1,000 per share (equivalent of $25 per depositary share). On April 3, 2023, we redeemed all outstanding shares of our Series A Preferred Stock with a carrying value of $41 million, which triggered the redemption of the related depositary shares for an aggregate redemption value of $40 million. Dividends declared on the Series A Preferred Stock during the years ended September 30, 2023 and 2022 were non-cumulative and payable quarterly at a rate of 6.75% per annum.

We also issued 3.22 million depositary shares on June 1, 2022, each representing a 1/40th interest in a share of Series B Preferred Stock, par value of $0.10 per share, with a liquidation preference of $1,000 per share (equivalent of $25 per depositary share). Dividends on Series B Preferred Stock are non-cumulative and, if declared, payable quarterly at a rate of 6.375% per annum from original issue date up to, but excluding, July 1, 2026, and thereafter at a floating rate equal to 3-month CME Term SOFR plus a spread adjustment of 4.35% per annum. Under certain circumstances, the aforementioned fixed rate may apply in lieu of the floating rate. Subject to requisite regulatory approvals, we may redeem the Series B Preferred Stock on or after July 1, 2024, in whole or in part, at our option, at the liquidation preference plus declared and unpaid dividends.

The following table details the shares outstanding, carrying value, and aggregate liquidation preference of our preferred stock.

$ in millions, except share count	September 30, 2023		September 30, 2022	
Series A Preferred Stock:				
Shares outstanding		—		40,250
Carrying value	$	—	$	41
Aggregate liquidation preference	$	—	$	40
Series B Preferred Stock:				
Shares outstanding		**80,500**		80,500
Carrying value	$	**79**	$	79
Aggregate liquidation preference	$	**81**	$	81

The following table details dividends declared and dividends paid on our Series A and Series B preferred stock for the years ended September 30, 2023 and 2022.

$ in millions, except per share amounts	Dividends declared		Dividends paid	
	Total dividends	Per preferred share amount	Total dividends	Per preferred share amount
Year ended September 30, 2023				
Series A Preferred Stock [1]	$ 2	$ 33.76	$ 2	$ 50.64
Series B Preferred Stock	5	$ 63.76	5	$ 63.76
Total preferred stock dividends declared [1]	$ 7		$ 7	
Year ended September 30, 2022				
Series A Preferred Stock	$ 1	$ 33.75	$ 1	$ 16.88
Series B Preferred Stock	3	$ 31.88	1	$ 15.94
Total preferred stock dividends paid	$ 4		$ 2	

(1) Preferred stock dividends on our Consolidated Statements of Income and Comprehensive Income for the year ended September 30, 2023 included dividends declared during the year, as well as the $1 million excess of the carrying value of our Series A Preferred Stock over the redemption value, which was reported as an offset to preferred dividends and increased net income available to common shareholders.

Common equity

The following table presents the changes in our common shares outstanding for the years ended September 30, 2023, 2022, and 2021.

	Year ended September 30,		
Shares in millions	**2023**	2022	2021 [1]
Balance beginning of year	**215.1**	205.7	204.9
Repurchases of common stock	**(8.4)**	(1.7)	(1.5)
Issuances due to vesting of restricted stock units and exercise of stock options, net of forfeitures	**2.1**	2.6	2.3
Common stock issued for TriState Capital acquisition [2]	**—**	8.5	—
Balance end of year	**208.8**	215.1	205.7

(1) On August 24, 2021, our Board of Directors approved a three-for-two stock split, effected in the form of a 50% stock dividend, paid on September 21, 2021. All share information has been retroactively adjusted to reflect this stock split.
(2) On June 1, 2022, we issued 7.97 million shares of common stock as a component of the consideration in the settlement of TriState Capital common stock and 551 thousand RSAs in conjunction with our acquisition of TriState Capital. See Note 3 for additional information on the TriState Capital acquisition and Note 23 for further information on the RSAs and common stock issuances made under our share-based compensation programs.

We issue shares from time-to-time during the year to satisfy obligations under certain of our share-based compensation programs. See Note 23 for additional information on these programs. We may also reissue treasury shares for such purposes, which is not reflected in the preceding table.

Share repurchases

We repurchase shares of our common stock from time to time for a number of reasons, including to offset dilution from share-based compensation or share issuances arising from an acquisition. In December 2022, our Board of Directors authorized common stock repurchases of up to $1.5 billion, which replaced the previous authorization. Our share repurchases are effected primarily through regular open-market purchases, typically under a SEC Rule 10b-18 plan, the amounts and timing of which are determined primarily by our current and projected capital position, applicable law and regulatory constraints, general market conditions and the price and trading volumes of our common stock. During the year ended September 30, 2023, we repurchased 8.35 million shares of our common stock for $788 million at an average price of $94.30 per share. As of September 30, 2023, $750 million remained available under the Board of Directors' common stock repurchase authorization. We incurred $5 million of excise tax on common stock repurchases during the year ended September 30, 2023 which was included in "Treasury stock" on the Consolidated Statements of Financial Condition and Consolidated Statements of Changes in Shareholders' Equity.

Common stock dividends

Dividends per common share declared and paid are detailed in the following table for each respective period.

	Year ended September 30,		
	2023	2022	2021
Dividends per common share - declared	**$ 1.68**	$ 1.36	$ 1.04
Dividends per common share - paid	**$ 1.60**	$ 1.28	$ 1.03

Our dividend payout ratio is detailed in the following table for each respective period and is computed by dividing dividends declared per common share by earnings per diluted common share.

	Year ended September 30,		
	2023	2022	2021
Dividend payout ratio	**21.1 %**	19.5 %	15.7 %

We expect to continue paying cash dividends; however, the payment and rate of dividends on our common stock are subject to several factors including our operating results, financial and regulatory requirements or restrictions, and the availability of funds from our subsidiaries, including our broker-dealer and bank subsidiaries, which may also be subject to restrictions under regulatory capital rules. The availability of funds from subsidiaries may also be subject to restrictions contained in loan covenants of certain broker-dealer loan agreements and restrictions by bank regulators on dividends to the parent from Raymond James Bank and TriState Capital Bank. See Note 24 for additional information on our regulatory capital requirements.

Accumulated other comprehensive income/(loss)

All of the components of OCI, net of tax, were attributable to RJF. The following table presents the net change in AOCI as well as the changes, and the related tax effects, of each component of AOCI.

$ in millions	Net investment hedges		Currency translations		Subtotal: net investment hedges and currency translations		Available-for-sale securities		Cash flow hedges		Total	
Year ended September 30, 2023												
AOCI as of beginning of year	$	153	$	(276)	$	(123)	$	(902)	$	43	$	(982)
OCI:												
OCI before reclassifications and taxes		(14)		60		46		(37)		33		42
Amounts reclassified from AOCI, before tax		—		—		—		—		(32)		(32)
Pre-tax net OCI		(14)		60		46		(37)		1		10
Income tax effect		4		—		4		(3)		—		1
OCI for the year, net of tax		(10)		60		50		(40)		1		11
AOCI as of end of year	$	143	$	(216)	$	(73)	$	(942)	$	44	$	(971)
Year ended September 30, 2022												
AOCI as of beginning of year	$	81	$	(90)	$	(9)	$	(5)	$	(27)	$	(41)
OCI:												
OCI before reclassifications and taxes		95		(186)		(91)		(1,208)		85		(1,214)
Amounts reclassified from AOCI, before tax		—		—		—		—		9		9
Pre-tax net OCI		95		(186)		(91)		(1,208)		94		(1,205)
Income tax effect		(23)		—		(23)		311		(24)		264
OCI for the year, net of tax		72		(186)		(114)		(897)		70		(941)
AOCI as of end of year	$	153	$	(276)	$	(123)	$	(902)	$	43	$	(982)
Year ended September 30, 2021												
AOCI as of beginning of year	$	115	$	(140)	$	(25)	$	89	$	(53)	$	11
OCI:												
OCI before reclassifications and taxes		(44)		48		4		(119)		19		(96)
Amounts reclassified from AOCI, before tax		—		2		2		(7)		15		10
Pre-tax net OCI		(44)		50		6		(126)		34		(86)
Income tax effect		10		—		10		32		(8)		34
OCI for the year, net of tax		(34)		50		16		(94)		26		(52)
AOCI as of end of year	$	81	$	(90)	$	(9)	$	(5)	$	(27)	$	(41)

Reclassifications from AOCI to net income, excluding taxes, for the year ended September 30, 2023 and 2022 were recorded in "Interest expense" on the Consolidated Statements of Income and Comprehensive Income. Reclassifications from AOCI to net income, excluding taxes, for the year ended September 30, 2021 were primarily recorded in "Other" revenue and "Interest expense" on the Consolidated Statements of Income and Comprehensive Income.

Our net investment hedges and cash flow hedges relate to derivatives associated with our Bank segment. See Notes 2 and 6 for additional information on these derivatives.

NOTE 21 - REVENUES

The following tables present our sources of revenues by segment. For further information about our significant accounting policies related to revenue recognition, see Note 2. See Note 26 for additional information on our segment results.

					Year ended September 30, 2023	
$ in millions	**Private Client Group**	**Capital Markets**	**Asset Management**	**Bank**	**Other and intersegment eliminations**	**Total**
Revenues:						
Asset management and related administrative fees	$ 4,545	$ 2	$ 846	$ —	$ (30)	$ 5,363
Brokerage revenues:						
Securities commissions:						
Mutual and other fund products	540	5	6	—	(4)	547
Insurance and annuity products	439	—	—	—	—	439
Equities, ETFs and fixed income products	347	129	—	—	(3)	473
Subtotal securities commissions	1,326	134	6	—	(7)	1,459
Principal transactions [1]	108	341	—	15	(2)	462
Total brokerage revenues	1,434	475	6	15	(9)	1,921
Account and service fees:						
Mutual fund and annuity service fees	415	—	1	—	(2)	414
RJBDP fees	1,591	4	—	—	(1,097)	498
Client account and other fees	231	6	20	—	(44)	213
Total account and service fees	2,237	10	21	—	(1,143)	1,125
Investment banking:						
Merger & acquisition and advisory	—	418	—	—	—	418
Equity underwriting	35	85	—	—	—	120
Debt underwriting	—	110	—	—	—	110
Total investment banking	35	613	—	—	—	648
Other:						
Affordable housing investments business revenues	—	109	—	—	—	109
All other [1]	48	2	2	41	(15)	78
Total other	48	111	2	41	(15)	187
Total non-interest revenues	8,299	1,211	875	56	(1,197)	9,244
Interest income [1]	455	88	10	3,098	97	3,748
Total revenues	8,754	1,299	885	3,154	(1,100)	12,992
Interest expense	(100)	(85)	—	(1,141)	(47)	(1,373)
Net revenues	$ 8,654	$ 1,214	$ 885	$ 2,013	$ (1,147)	$ 11,619

(1) These revenues are generally not in scope of the accounting guidance for revenue from contracts with customers.

	Year ended September 30, 2022					
$ in millions	Private Client Group	Capital Markets	Asset Management	Bank	Other and intersegment eliminations	Total
Revenues:						
Asset management and related administrative fees	$ 4,710	$ 3	$ 882	$ —	$ (32)	$ 5,563
Brokerage revenues:						
Securities commissions:						
Mutual and other fund products	620	6	7	—	(2)	631
Insurance and annuity products	438	—	—	—	—	438
Equities, ETFs and fixed income products	382	138	—	—	—	520
Subtotal securities commissions	1,440	144	7	—	(2)	1,589
Principal transactions [1]	76	446	—	5	—	527
Total brokerage revenues	1,516	590	7	5	(2)	2,116
Account and service fees:						
Mutual fund and annuity service fees	428	—	1	—	(2)	427
RJBDP fees	559	1	—	—	(358)	202
Client account and other fees	220	7	21	—	(44)	204
Total account and service fees	1,207	8	22	—	(404)	833
Investment banking:						
Merger & acquisition and advisory	—	709	—	—	—	709
Equity underwriting	38	210	—	—	—	248
Debt underwriting	—	143	—	—	—	143
Total investment banking	38	1,062	—	—	—	1,100
Other:						
Affordable housing investments business revenues	—	127	—	—	—	127
All other [1]	32	10	1	26	(8)	61
Total other	32	137	1	26	(8)	188
Total non-interest revenues	7,503	1,800	912	31	(446)	9,800
Interest income [1]	249	36	2	1,209	12	1,508
Total revenues	7,752	1,836	914	1,240	(434)	11,308
Interest expense	(42)	(27)	—	(156)	(80)	(305)
Net revenues	$ 7,710	$ 1,809	$ 914	$ 1,084	$ (514)	$ 11,003

(1) These revenues are generally not in scope of the accounting guidance for revenue from contracts with customers.

$ in millions	Private Client Group	Capital Markets	Asset Management	Bank	Other and intersegment eliminations	Total
Revenues:						
Asset management and related administrative fees	$ 4,056	$ 4	$ 837	$ —	$ (29)	$ 4,868
Brokerage revenues:						
Securities commissions:						
Mutual and other fund products	670	6	10	—	(3)	683
Insurance and annuity products	438	—	—	—	—	438
Equities, ETFs and fixed income products	388	143	—	—	(1)	530
Subtotal securities commissions	1,496	149	10	—	(4)	1,651
Principal transactions [1]	50	511	—	—	—	561
Total brokerage revenues	1,546	660	10	—	(4)	2,212
Account and service fees:						
Mutual fund and annuity service fees	408	—	—	—	(2)	406
RJBDP fees	259	1	—	—	(184)	76
Client account and other fees	157	7	18	—	(29)	153
Total account and service fees	824	8	18	—	(215)	635
Investment banking:						
Merger & acquisition and advisory	—	639	—	—	—	639
Equity underwriting	47	285	—	—	—	332
Debt underwriting	—	172	—	—	—	172
Total investment banking	47	1,096	—	—	—	1,143
Other:						
Affordable housing investments business revenues	—	105	—	—	—	105
All other [1]	25	6	2	30	61	124
Total other	25	111	2	30	61	229
Total non-interest revenues	6,498	1,879	867	30	(187)	9,087
Interest income [1]	123	16	—	684	—	823
Total revenues	6,621	1,895	867	714	(187)	9,910
Interest expense	(10)	(10)	—	(42)	(88)	(150)
Net revenues	$ 6,611	$ 1,885	$ 867	$ 672	$ (275)	$ 9,760

Year ended September 30, 2021

(1) These revenues are generally not in scope of the accounting guidance for revenue from contracts with customers.

At September 30, 2023 and September 30, 2022, net receivables related to contracts with customers were $519 million and $511 million, respectively.

NOTE 22 – INTEREST INCOME AND INTEREST EXPENSE

The following table details the components of interest income and interest expense.

$ in millions	Year ended September 30,		
	2023	2022	2021
Interest income:			
Cash and cash equivalents	$ 358	$ 48	$ 12
Assets segregated for regulatory purposes and restricted cash	197	96	15
Trading assets — debt securities	57	27	13
Available-for-sale securities	219	136	85
Brokerage client receivables	170	100	77
Bank loans, net	2,671	1,051	593
All other	76	50	28
Total interest income	3,748	1,508	823
Interest expense:			
Bank deposits	1,080	131	23
Trading liabilities — debt securities	36	12	2
Brokerage client payables	78	24	3
Other borrowings	37	21	19
Senior notes payable	92	93	96
All other	50	24	7
Total interest expense	1,373	305	150
Net interest income	2,375	1,203	673
Bank loan (provision)/benefit for credit losses	(132)	(100)	32
Net interest income after bank loan (provision)/benefit for credit losses	$ 2,243	$ 1,103	$ 705

Interest expense related to bank deposits in the preceding table excludes interest expense associated with affiliate deposits, which has been eliminated in consolidation.

NOTE 23 - SHARE-BASED AND OTHER COMPENSATION

Share-based compensation plan

We have one share-based compensation plan, the Raymond James Financial, Inc. Amended and Restated 2012 Stock Incentive Plan ("the Plan"), for our employees, Board of Directors, and independent contractor financial advisors. The Plan authorizes us to grant 96.4 million shares (including the shares available for grant under six predecessor plans). As of September 30, 2023, 21.0 million shares remained available for grant under the Plan. We may utilize treasury shares for grants under the Plan, though we are also permitted to issue new shares. Our share-based compensation accounting policies are described in Note 2.

Restricted stock units

We may grant RSU awards under the Plan in connection with initial employment or under various retention programs for individuals who are responsible for contributing to our management, growth, and/or profitability. We utilize the Restricted Stock Trust Fund, which we funded to enable the trust fund to acquire our common stock in the open market to be used to settle RSUs granted as a retention vehicle for certain employees of our Canadian subsidiaries. We may also grant RSU awards to officers and certain other employees in lieu of cash for portions ranging from 10% to 50% of annual bonus amounts in excess of $250,000. Under the Plan, the awards are generally restricted for a three- to five-year period, during which time the awards are generally forfeitable in the event of termination other than for death, disability, or qualifying retirement.

We grant RSUs annually to non-employee members of our Board of Directors. The RSUs granted to these Directors vest over a one-year period from their grant date or upon retirement from our Board.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table presents the RSU award activity, which includes grants to employees, independent contractor financial advisors, and members of our Board of Directors, for the year ended September 30, 2023.

	Shares/Units (in millions)	Weighted-average grant date fair value (per share)
Non-vested as of beginning of year	9.0	$ 73.73
Granted	2.1	$ 115.79
Vested	(1.9)	$ 57.93
Forfeited	(0.2)	$ 82.52
Non-vested as of end of year	9.0	$ 87.43

The following table presents expense and income tax benefits related to our RSUs granted to our employees, independent contractor financial advisors, and members of our Board of Directors for the periods indicated.

	Year ended September 30,		
$ in millions	2023	2022	2021
RSU share-based compensation amortization	$ 220	$ 179	$ 126
Income tax benefits related to share-based expense	$ 51	$ 41	$ 29

For the year ended September 30, 2023, we realized $95 million of excess tax benefits related to our RSUs, which favorably impacted income tax expense on our Consolidated Statements of Income and Comprehensive Income. See Note 18 for additional information regarding income taxes.

As of September 30, 2023, there was $344 million of total pre-tax compensation costs not yet recognized (net of estimated forfeitures) related to RSUs granted to employees, independent contractor financial advisors, and members of our Board of Directors. These costs are expected to be recognized over a weighted-average period of approximately three years. The following RSU activity occurred for the periods indicated.

	Year ended September 30,		
$ in millions, except per unit award amounts	2023	2022	2020
Weighted-average grant date fair value per unit award	$ 115.79	$ 98.52	$ 63.86
Total grant date fair value of RSUs vested	$ 111	$ 115	$ 87

Restricted stock awards

RSAs were issued as a component of our total purchase consideration for TriState Capital on June 1, 2022, in accordance with the terms of the acquisition. For the years ended September 30, 2023 and 2022, total share-based compensation amortization related to these RSAs was $9 million and $4 million, respectively. As of September 30, 2023, there were $12 million of total pre-tax compensation costs not yet recognized for these RSAs. These costs are expected to be recognized over a weighted-average period of 2.2 years. See Note 3 for additional information regarding our acquisition of TriState Capital.

Employee stock purchase plan

Under the 2003 Employee Stock Purchase Plan, we are authorized to issue up to 13.1 million shares of common stock to eligible employees. Under the terms of the plan, share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair value of $25,000. The purchase price of the stock is 85% of the average high and low market price on the day prior to the purchase date. Under the plan, we sold approximately 428 thousand, 416 thousand and 393 thousand shares to employees during the years ended September 30, 2023, 2022, and 2021, respectively. The related compensation expense is calculated as the value of the 15% discount from market value and was $7 million, $6 million, and $5 million for the years ended September 30, 2023, 2022 and 2021, respectively.

Stock options

We had stock options outstanding as of September 30, 2023 which had been issued to our employees and independent contractor financial advisors. Effective in fiscal 2017, we stopped issuing stock options to our employees, and effective in fiscal 2021, we stopped issuing stock options to our independent contractor financial advisors. Share-based compensation expense related to stock options was insignificant for the years ended September 30, 2023, 2022, and 2021. Cash received from stock options exercised by our employees and independent contractor financial advisors during the year ended September 30, 2023 was $8 million.

Employee other compensation

Our profit sharing plan and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability, or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory and our contributions, if any, are determined annually by our Board of Directors, or a committee thereof, on a discretionary basis and are recognized as compensation expense throughout the year. Benefits become fully vested after five years of qualified service, age 65, or if a participant separates from service due to death or disability.

All shares owned by the ESOP are included in earnings per share calculations. Cash dividends paid to the ESOP are reflected as a reduction of retained earnings. The number of shares of our common stock held by the ESOP was 6.6 million at both September 30, 2023 and 2022. The market value of our common stock held by the ESOP at September 30, 2023 was $662 million, of which $6 million was unearned (not yet vested) by ESOP plan participants.

We also offer a plan pursuant to section 401(k) of the Internal Revenue Code, which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

Our LTIP is a non-qualified deferred compensation plan that provides benefits to certain employees who meet certain compensation or production requirements. We have purchased and hold life insurance on the lives of certain current and former employee participants to earn a competitive rate of return for participants and to provide the primary source of funds available to satisfy our obligations under this plan. See Note 12 for information regarding the carrying value of these company-owned life insurance policies.

Contributions to the qualified plans and the LTIP are approved annually by the Board of Directors or a committee thereof.

The VDCP is a non-qualified deferred compensation plan for certain employees, in which eligible participants may elect to defer a percentage or specific dollar amount of their compensation. Company-owned life insurance is the primary source of funding for this plan.

Compensation expense associated with all other employee compensation plans, including those previously described, totaled $223 million, $195 million and $175 million for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Non-employee deferred payment plans

We offer non-qualified deferred payment plans that provide benefits to our independent contractor financial advisors who meet certain production requirements. Company-owned life insurance is the primary source of funding for these plans. The contributions are made in amounts approved annually by management.

Certain independent contractor financial advisors are also eligible to participate in our VDCP. Eligible participants may elect to defer a percentage or specific dollar amount of their commissions into the VDCP. Company-owned life insurance is the primary source of funding for this plan.

NOTE 24 – REGULATORY CAPITAL REQUIREMENTS

RJF, as a bank holding company and financial holding company, as well as Raymond James Bank, TriState Capital Bank, our broker-dealer subsidiaries, and our trust subsidiaries are subject to capital requirements by various regulatory authorities. Capital levels of each entity are monitored to ensure compliance with our various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on our financial results.

As a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), that has made an election to be a financial holding company, RJF is subject to supervision, examination and regulation by the Fed. We are subject to the Fed's capital rules which establish an integrated regulatory capital framework and implement, in the U.S., the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. We apply the standardized approach for calculating risk-weighted assets and are also subject to the market risk provisions of the Fed's capital rules ("market risk rule").

Effective August 1, 2023, TriState Capital Bank completed its conversion from a state non-member bank, which was primarily supervised by the PDBS and the FDIC, to a state member bank, which is primarily supervised by the PDBS and the Fed. As a state member bank, TriState Capital Bank will also continue to be supervised by the FDIC and the Consumer Financial Protection Bureau. The Fed's capital rules applied to TriState Capital Bank as of September 30, 2023 while the FDIC's capital rules, which are substantially similar to the Fed's rules, applied to TriState Capital Bank as of September 30, 2022.

Under these rules, minimum requirements are established for both the quantity and quality of capital held by banking organizations. RJF, Raymond James Bank, and TriState Capital Bank are required to maintain minimum leverage ratios (defined as tier 1 capital divided by adjusted average assets), as well as minimum ratios of tier 1 capital, common equity tier 1 ("CET1"), and total capital to risk-weighted assets. These capital ratios incorporate quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under the regulatory capital rules and are subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. We calculate these ratios in order to assess compliance with both regulatory requirements and internal capital policies. In order to maintain our ability to take certain capital actions, including dividends and common equity repurchases, and to make bonus payments, we must hold a capital conservation buffer above our minimum risk-based capital requirements. As of September 30, 2023, capital levels at RJF, Raymond James Bank, and TriState Capital Bank exceeded the capital conservation buffer requirement and each entity was categorized as "well-capitalized."

To meet requirements for capital adequacy or to be categorized as "well-capitalized," RJF must maintain minimum Tier 1 leverage, Tier 1 capital, CET1, and Total capital amounts and ratios as set forth in the following table.

$ in millions	Actual		Requirement for capital adequacy purposes		To be well-capitalized under regulatory provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
RJF as of September 30, 2023:						
Tier 1 leverage	$ 9,321	11.9 %	$ 3,123	4.0 %	$ 3,904	5.0 %
Tier 1 capital	$ 9,321	21.4 %	$ 2,613	6.0 %	$ 3,484	8.0 %
CET1	$ 9,245	21.2 %	$ 1,960	4.5 %	$ 2,831	6.5 %
Total capital	$ 9,934	22.8 %	$ 3,484	8.0 %	$ 4,355	10.0 %
RJF as of September 30, 2022:						
Tier 1 leverage	$ 8,480	10.3 %	$ 3,304	4.0 %	$ 4,130	5.0 %
Tier 1 capital	$ 8,480	19.2 %	$ 2,651	6.0 %	$ 3,534	8.0 %
CET1	$ 8,380	19.0 %	$ 1,988	4.5 %	$ 2,871	6.5 %
Total capital	$ 9,031	20.4 %	$ 3,534	8.0 %	$ 4,418	10.0 %

As of September 30, 2023, RJF's regulatory capital increase compared with September 30, 2022 was driven by an increase in equity due to positive earnings, partially offset by share repurchases and dividends. RJF's Tier 1 capital and Total capital ratios increased compared with September 30, 2022 resulting from the increase in regulatory capital and a decrease in risk-weighted assets. The decrease in risk-weighted assets was primarily driven by a decrease in assets segregated for regulatory purposes and the impact of lower market volatility on our market risk-weighted assets, partially offset by an increase in our bank loan portfolio. RJF's Tier 1 leverage ratio at September 30, 2023 increased compared to September 30, 2022 due to the increase in regulatory capital and lower average assets, primarily driven by a decrease in assets segregated for regulatory purposes.

To meet the requirements for capital adequacy or to be categorized as "well-capitalized," Raymond James Bank and TriState Capital Bank must maintain Tier 1 leverage, Tier 1 capital, CET1, and Total capital amounts and ratios as set forth in the following tables. Our intention is to maintain Raymond James Bank's and TriState Capital Bank's "well-capitalized" status. In the unlikely event that Raymond James Bank or TriState Capital Bank failed to maintain their "well-capitalized" status, the consequences could include a requirement to obtain a waiver from the FDIC prior to acceptance, renewal, or rollover of brokered deposits and result in higher FDIC premiums, but would not significantly impact our operations.

$ in millions	Actual Amount	Actual Ratio	Requirement for capital adequacy purposes Amount	Requirement for capital adequacy purposes Ratio	To be well-capitalized under regulatory provisions Amount	To be well-capitalized under regulatory provisions Ratio
Raymond James Bank as of September 30, 2023:						
Tier 1 leverage	$ 3,355	7.8 %	$ 1,710	4.0 %	$ 2,137	5.0 %
Tier 1 capital	$ 3,355	13.7 %	$ 1,465	6.0 %	$ 1,954	8.0 %
CET1	$ 3,355	13.7 %	$ 1,099	4.5 %	$ 1,587	6.5 %
Total capital	$ 3,662	15.0 %	$ 1,954	8.0 %	$ 2,442	10.0 %
Raymond James Bank as of September 30, 2022:						
Tier 1 leverage	$ 2,998	7.1 %	$ 1,695	4.0 %	$ 2,119	5.0 %
Tier 1 capital	$ 2,998	12.1 %	$ 1,485	6.0 %	$ 1,979	8.0 %
CET1	$ 2,998	12.1 %	$ 1,113	4.5 %	$ 1,608	6.5 %
Total capital	$ 3,308	13.4 %	$ 1,979	8.0 %	$ 2,474	10.0 %

Raymond James Bank's regulatory capital increased compared with September 30, 2022, driven by positive earnings, partially offset by dividends paid to RJF. Raymond James Bank's Tier 1 capital and Total capital ratios increased compared with September 30, 2022 resulting from the increase in regulatory capital and a decrease in risk-weighted assets largely due to decreases in the bank loan and available-for-sale securities portfolios. Raymond James Bank's Tier 1 leverage ratio at September 30, 2023 increased compared with September 30, 2022 due to the increase in regulatory capital, partially offset by an increase in average assets, primarily driven by higher cash balances.

$ in millions	Actual Amount	Actual Ratio	Requirement for capital adequacy purposes Amount	Requirement for capital adequacy purposes Ratio	To be well-capitalized under regulatory provisions Amount	To be well-capitalized under regulatory provisions Ratio
TriState Capital Bank as of September 30, 2023:						
Tier 1 leverage	$ 1,290	7.2 %	$ 721	4.0 %	$ 902	5.0 %
Tier 1 capital	$ 1,290	14.8 %	$ 524	6.0 %	$ 699	8.0 %
CET1	$ 1,290	14.8 %	$ 393	4.5 %	$ 568	6.5 %
Total capital	$ 1,333	15.3 %	$ 699	8.0 %	$ 874	10.0 %
TriState Capital Bank as of September 30, 2022:						
Tier 1 leverage	$ 1,093	7.3 %	$ 601	4.0 %	$ 752	5.0 %
Tier 1 capital	$ 1,093	14.1 %	$ 463	6.0 %	$ 618	8.0 %
CET1	$ 1,093	14.1 %	$ 348	4.5 %	$ 502	6.5 %
Total capital	$ 1,122	14.5 %	$ 618	8.0 %	$ 772	10.0 %

TriState Capital Bank's regulatory capital increased compared with September 30, 2022, driven by positive earnings and a capital contribution from RJF. TriState Capital Bank's Tier 1 capital and Total capital ratios increased compared with September 30, 2022, due to the increase in regulatory capital, partially offset by an increase in risk-weighted assets primarily resulting from increases in the bank loans and available-for-sale securities portfolios. TriState Capital Bank's Tier 1 leverage ratio at September 30, 2023 decreased slightly compared with September 30, 2022 as the increase in regulatory capital was offset by an increase in average assets, primarily driven by higher cash balances, as well as the increases in the bank loans and available-for-sale securities portfolios.

Our bank subsidiaries may pay dividends to RJF without prior approval of their respective regulators subject to certain restrictions including retained net income and targeted regulatory capital ratios. Dividends paid to RJF from our bank subsidiaries may be limited to the extent that capital is needed to support their balance sheet growth.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Certain of our broker-dealer subsidiaries are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of the Financial Industry Regulatory Authority ("FINRA"), RJ&A is subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which RJ&A has elected. Regulations require that minimum net capital, as defined, be equal to the greater of $1.5 million or 2% of aggregate debit items arising from client balances. FINRA may impose certain restrictions, such as restricting withdrawals of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements. As of September 30, 2023, RJ&A had excess net capital available to remit dividends to RJF, some of which may be remitted without prior regulatory approval and the remainder may be remitted in conformity with all required regulatory rules or approvals. The following table presents the net capital position of RJ&A.

	September 30,			
$ in millions	**2023**		2022	
Raymond James & Associates, Inc.:				
(Alternative Method elected)				
Net capital as a percent of aggregate debit items	**43.3 %**		40.9 %	
Net capital	$	**1,035**	$	1,152
Less: required net capital		**(48)**		(56)
Excess net capital	$	**987**	$	1,096

As of September 30, 2023, all of our other active regulated domestic and international subsidiaries were in compliance with and exceeded all applicable capital requirements.

NOTE 25 – EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per common share.

	Year ended September 30,					
$ in millions, except per share amounts	**2023**		2022		2021	
Income for basic earnings per common share:						
Net income available to common shareholders	$	**1,733**	$	1,505	$	1,403
Less allocation of earnings and dividends to participating securities		**(5)**		(3)		(2)
Net income available to common shareholders after participating securities	$	**1,728**	$	1,502	$	1,401
Income for diluted earnings per common share:						
Net income available to common shareholders	$	**1,733**	$	1,505	$	1,403
Less allocation of earnings and dividends to participating securities		**(5)**		(3)		(2)
Net income available to common shareholders after participating securities	$	**1,728**	$	1,502	$	1,401
Common shares:						
Average common shares in basic computation		**211.8**		209.9		205.7
Dilutive effect of outstanding stock options and certain RSUs		**5.1**		5.4		5.5
Average common and common equivalent shares used in diluted computation		**216.9**		215.3		211.2
Earnings per common share:						
Basic	$	**8.16**	$	7.16	$	6.81
Diluted	$	**7.97**	$	6.98	$	6.63
Stock options and certain RSUs excluded from weighted-average diluted common shares because their effect would be antidilutive		**0.5**		0.1		0.1

The allocation of earnings and dividends to participating securities in the preceding table represents dividends paid during the year to participating securities, consisting of certain RSUs, as well as the RSAs granted as part of our acquisition of TriState Capital, plus an allocation of undistributed earnings to such participating securities. Participating securities and related dividends paid on these participating securities were insignificant for the years ended September 30, 2023, 2022 and 2021. Undistributed earnings are allocated to participating securities based upon their right to share in earnings as if all earnings for the period had been distributed.

NOTE 26 – SEGMENT INFORMATION

We currently operate through the following five segments: PCG; Capital Markets; Asset Management; Bank; and Other.

The segments are determined based upon factors such as the services provided and the distribution channels served and are consistent with how we assess performance and determine how to allocate our resources. The financial results of our segments are presented using the same policies as those described in Note 2. Segment results include allocations of most corporate expenses to each segment. Refer to the following discussion of the Other segment for a description of the corporate expenses that are not allocated to segments. Intersegment revenues, expenses, receivables and payables are eliminated upon consolidation.

The PCG segment provides financial planning, investment advisory and securities transaction services in the U.S., Canada, and the U.K. for which we generally charge either asset-based fees or sales commissions. The PCG segment also earns revenues for distribution and related support services performed related to mutual and other funds, fixed and variable annuities, and insurance products. The segment includes servicing fee revenues from third-party mutual fund and annuity companies whose products we distribute and from banks to which we sweep a portion of our clients' cash deposits as part of the RJBDP, our multi-bank sweep program. The segment also includes net interest earnings primarily on client margin loans, cash balances, and assets segregated for regulatory purposes, net of interest paid to clients on cash balances in the Client Interest Program.

Our Capital Markets segment conducts investment banking, institutional sales, securities trading, equity research, and the syndication and management of investments in low-income housing funds and funds of a similar nature. We primarily conduct these activities in the U.S., Canada, and Europe.

Our Asset Management segment earns asset management and related administrative fees for providing asset management, portfolio management and related administrative services to retail and institutional clients. This segment oversees a portion of our fee-based assets under administration for our PCG clients through our Asset Management Services division. This segment also provides asset management services through Raymond James Investment Management for certain retail accounts managed on behalf of third-party institutions, institutional accounts and proprietary mutual funds that we manage. This segment also earns asset management and related administrative fees through services provided by Raymond James Trust, N.A. and Raymond James Trust Company of New Hampshire.

Our Bank segment provides various types of loans, including SBL, corporate loans, residential mortgage loans, and tax-exempt loans. This segment is active in corporate loan syndications and participations and lending directly to clients. This segment also provides FDIC-insured deposit accounts, including to clients of our broker-dealer subsidiaries, and other retail and corporate deposit and liquidity management products and services. This segment generates net interest income principally through the interest income earned on loans and an investment portfolio of available-for-sale securities, which is offset by the interest expense it pays on client deposits and on its borrowings.

The Other segment includes interest income on certain corporate cash balances, the results of our private equity investments, which predominantly consist of investments in third-party funds, certain other corporate investing activity, and certain corporate overhead costs of RJF that are not allocated to operating segments including the interest costs on our public debt and any losses on the extinguishment of such debt, certain provisions for legal and regulatory matters, and certain acquisition-related expenses.

Refer to Note 3 for additional information regarding our fiscal year 2022 acquisitions of Charles Stanley, TriState Capital, and SumRidge Partners.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table presents information concerning operations in these segments, inclusive of our acquisitions.

$ in millions		Year ended September 30, 2023		2022		2021
Net revenues:						
Private Client Group	$	8,654	$	7,710	$	6,611
Capital Markets		1,214		1,809		1,885
Asset Management		885		914		867
Bank		2,013		1,084		672
Other		59		(50)		(8)
Intersegment eliminations		(1,206)		(464)		(267)
Total net revenues	$	11,619	$	11,003	$	9,760
Pre-tax income/(loss):						
Private Client Group	$	1,763	$	1,030	$	749
Capital Markets		(91)		415		532
Asset Management		351		386		389
Bank		371		382		367
Other		(114)		(191)		(246)
Total pre-tax income	$	2,280	$	2,022	$	1,791

No individual client accounted for more than ten percent of revenues in any of the years presented.

The following table presents our net interest income on a segment basis.

$ in millions		Year ended September 30, 2023		2022		2021
Net interest income/(expense):						
Private Client Group	$	355	$	207	$	113
Capital Markets		3		9		6
Asset Management		10		2		—
Bank		1,957		1,053		642
Other		50		(68)		(88)
Net interest income	$	2,375	$	1,203	$	673

The following table presents our total assets on a segment basis.

$ in millions		September 30, 2023		2022
Total assets:				
Private Client Group	$	12,375	$	17,770
Capital Markets		3,087		3,951
Asset Management		567		556
Bank		60,041		56,737
Other		2,290		1,937
Total	$	78,360	$	80,951

The following table presents goodwill, which was included in our total assets, on a segment basis.

$ in millions		September 30, 2023		2022
Goodwill:				
Private Client Group	$	564	$	550
Capital Markets		275		274
Asset Management		69		69
Bank		529		529
Total	$	1,437	$	1,422

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

We have operations in the U.S., Canada, and Europe. The vast majority of our long-lived assets are located in the U.S. The following table presents our net revenues and pre-tax income classified by major geographic area in which they were earned.

| | Year ended September 30, | | |
$ in millions	**2023**	2022	2021
Net revenues:			
U.S.	$ 10,609	$ 10,065	$ 9,067
Canada	563	542	485
Europe	447	396	208
Total	$ 11,619	$ 11,003	$ 9,760
Pre-tax income/(loss):			
U.S.	$ 2,193	$ 1,907	$ 1,701
Canada	108	83	53
Europe	(21)	32	37
Total	$ 2,280	$ 2,022	$ 1,791

The following table presents our total assets by major geographic area in which they were held.

| | September 30, | |
$ in millions	**2023**	2022
Total assets:		
U.S.	$ 72,506	$ 74,428
Canada	3,404	3,631
Europe	2,450	2,892
Total	$ 78,360	$ 80,951

The following table presents goodwill, which was included in our total assets, classified by major geographic area in which it was held.

| | September 30, | |
$ in millions	**2023**	2022
Goodwill:		
U.S.	$ 1,250	$ 1,250
Canada	25	23
Europe	162	149
Total	$ 1,437	$ 1,422

NOTE 27 – CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

As more fully described in Note 1, RJF (or the "Parent") is a financial holding company whose subsidiaries are engaged in various financial services activities. The Parent's primary activities include investments in subsidiaries and corporate investments, including cash management, company-owned life insurance policies and private equity investments. The primary source of operating cash available to the Parent is provided by dividends from its subsidiaries.

The broker-dealer subsidiaries of the Parent, including RJ&A our principal domestic broker-dealer, and certain other subsidiaries are required to maintain a minimum amount of net capital due to regulatory requirements. RJ&A is further required by certain covenants in its borrowing agreements to maintain minimum net capital equal to 10% of aggregate debit balances. At September 30, 2023, each of these subsidiaries exceeded their minimum net capital requirements (see Note 24 for additional information).

Of the Parent's net assets as of September 30, 2023, approximately $108 million of its investment in RJ&A and Raymond James Financial Services, Inc. was available for distribution to the Parent without further regulatory approvals. As of September 30, 2023, approximately $5.0 billion of the net assets of our U.S. broker-dealer subsidiaries and bank subsidiaries were restricted from distribution to the Parent due to regulatory or other restrictions without prior approval of the respective entity's regulator. In addition, a large portion of our non-U.S. subsidiaries' net assets was held to meet regulatory requirements and was not available for use by the Parent.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Cash and cash equivalents of $2.08 billion and $1.91 billion as of September 30, 2023 and 2022, respectively, were held directly by RJF in depository accounts at third-party financial institutions, unrestricted cash held in depository accounts at Raymond James Bank, or were loaned by the Parent to RJ&A, which RJ&A had invested on behalf of RJF, or otherwise deployed in its normal business activities. The loan to RJ&A, which totaled $1.39 billion and $1.30 billion as of September 30, 2023 and 2022, respectively, is included in "Intercompany receivables from subsidiaries" in the table below. The amount held in depository accounts at Raymond James Bank and TriState Capital Bank totaled $282 million as of September 30, 2023, of which $240 million was available on demand without restriction. As of September 30, 2022, $260 million was held in depository accounts at Raymond James Bank, of which $230 million was available on demand without restriction.

See Notes 16, 17, 19 and 24 for additional information regarding borrowings, commitments, contingencies and guarantees, and regulatory capital requirements of the Parent and its subsidiaries.

In the following tables, "bank subsidiaries" refers to Raymond James Bank and TriState Capital Bank, including its holding company which is a subsidiary of RJF. The following table presents the Parent's statements of financial condition.

	September 30,	
$ in millions	2023	2022
Assets:		
Cash and cash equivalents	$ 717	$ 629
Assets segregated for regulatory purposes and restricted cash (**$1** and $1 at fair value)	43	31
Intercompany receivables from subsidiaries (primarily non-bank subsidiaries)	1,590	1,624
Investments in consolidated subsidiaries:		
Bank subsidiaries	4,124	3,549
Non-bank subsidiaries	5,787	5,611
Goodwill and identifiable intangible assets, net	32	32
All other	1,090	907
Total assets	$ 13,383	$ 12,383
Liabilities and equity:		
Accrued compensation, commissions and benefits	$ 879	$ 715
Intercompany payables to subsidiaries:		
Bank subsidiaries	7	—
Non-bank subsidiaries	34	17
Senior notes payable	2,039	2,038
All other	210	155
Total liabilities	3,169	2,925
Equity	10,214	9,458
Total liabilities and equity	$ 13,383	$ 12,383

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table presents the Parent's statements of income.

$ in millions	Year ended September 30,					
	2023		2022		2021	
Revenues:						
Dividends from non-bank subsidiaries	$	**874**	$	2,002	$	257
Dividends from bank subsidiaries		**375**		60		—
Interest from subsidiaries		**84**		23		9
Interest income		**20**		3		1
All other		**18**		17		21
Total revenues		**1,371**		2,105		288
Interest expense		**(93)**		(93)		(97)
Net revenues		**1,278**		2,012		191
Non-interest expenses:						
Compensation, commissions and benefits		**86**		98		81
Non-compensation expenses:						
Communications and information processing		**9**		6		5
Occupancy and equipment		**1**		1		1
Business development		**21**		20		19
Losses on extinguishment of debt		**—**		—		98
Intercompany allocations and charges		**2**		(8)		(14)
Professional fees		**7**		17		14
Other		**3**		47		16
Total non-compensation expenses		**43**		83		139
Total non-interest expenses		**129**		181		220
Pre-tax income/(loss) before equity in undistributed net income of subsidiaries		**1,149**		1,831		(29)
Income tax benefit		**(35)**		(20)		(99)
Income before equity in undistributed net income of subsidiaries		**1,184**		1,851		70
Equity in undistributed net income of subsidiaries [1]		**555**		(342)		1,333
Net income		**1,739**		1,509		1,403
Preferred stock dividends		**6**		4		—
Net income available to common shareholders	$	**1,733**	$	1,505	$	1,403

[1]   The year ended September 30, 2022 included significant dividends from RJ&A to RJF, which were in excess of net income for the period.

The following table presents the Parent's statements of cash flows.

$ in millions	Year ended September 30,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ **1,739**	$ 1,509	$ 1,403
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on investments	**2**	1	5
Unrealized (gain)/loss on company-owned life insurance policies, net of expenses	**(95)**	159	(157)
Equity in undistributed net income of subsidiaries	**(555)**	342	(1,333)
Losses on extinguishment of debt	**—**	—	98
Other	**158**	161	94
Net change in:			
Intercompany receivables	**1**	(23)	(14)
Other assets	**93**	40	(35)
Intercompany payables	**24**	(18)	(14)
Other payables	**34**	3	38
Accrued compensation, commissions and benefits	**164**	(82)	202
Net cash provided by operating activities	**1,565**	2,092	287
Cash flows from investing activities:			
Investments in subsidiaries, net	**(149)**	(1,092)	(420)
(Advances to)/repayments from subsidiaries, net	**(40)**	(723)	1,039
Investment in note receivable	**—**	(125)	—
Proceeds from sales of investments	**—**	7	2
Purchase of investments in company-owned life insurance policies, net	**(65)**	(63)	(36)
Net cash provided by/(used in) investing activities	**(254)**	(1,996)	585
Cash flows from financing activities:			
Repurchases of common stock and share-based awards withheld for payment of withholding tax requirements	**(862)**	(216)	(151)
Dividends on common and preferred stock	**(355)**	(277)	(218)
Redemption of preferred stock	**(40)**		
Exercise of stock options and employee stock purchases	**46**	52	53
Proceeds from senior note issuances, net of debt issuance costs paid	**—**	—	737
Extinguishment of senior notes payable	**—**	—	(844)
Net cash used in financing activities	**(1,211)**	(441)	(423)
Net increase/(decrease) in cash and cash equivalents, including those segregated for regulatory purposes and restricted cash	**100**	(345)	449
Cash and cash equivalents, including those segregated for regulatory purposes and restricted cash at beginning of year	**659**	1,004	555
Cash and cash equivalents, including those segregated for regulatory purposes and restricted cash at end of year	$ **759**	$ 659	$ 1,004
Cash and cash equivalents	$ **717**	$ 629	$ 527
Cash and cash equivalents segregated for regulatory purposes and restricted cash	**42**	30	477
Total cash and cash equivalents, including those segregated for regulatory purposes and restricted cash at end of year	$ **759**	$ 659	$ 1,004
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ **65**	$ 117	$ 89
Cash paid for income taxes, net	$ **9**	$ 24	$ 35
Common stock issued as consideration for TriState Capital acquisition	$ **—**	$ 778	$ —
Restricted stock awards issued as consideration for TriState Capital acquisition	$ **—**	$ 28	$ —
Preferred stock issued as consideration for TriState Capital acquisition	$ **—**	$ 120	$ —
Effective settlement of note receivable for TriState Capital acquisition	$ **—**	$ 123	$ —

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls are procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this report, are recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.   In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Securities Exchange Act of 1934 Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

There were no changes during the three months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework (2013)* issued by COSO. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of September 30, 2023. KPMG LLP, who audited and reported on our consolidated financial statements included in this report, has issued an attestation report on our internal control over financial reporting as of September 30, 2023 (included as follows).

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Raymond James Financial, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Raymond James Financial, Inc. and subsidiaries' (the Company) internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of September 30, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated November 21, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Tampa, Florida
November 21, 2023

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

ITEM 9B. OTHER INFORMATION

None of our directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the three months ended September 30, 2023.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

A list of our executive officers appears in Part I, Item 1 of this report. The balance of the information required by Item 10 is incorporated herein by reference to the registrant's definitive proxy statement for the 2024 Annual Meeting of Shareholders which will be filed with the SEC no later than 120 days after the close of the fiscal year ended September 30, 2023.

ITEMS 11, 12, 13 and 14.

The information required by Items 11 (excluding the information required by Item 402(v) of Regulation S-K), 12, 13 and 14 is incorporated herein by reference to the registrant's definitive proxy statement for the 2024 Annual Meeting of Shareholders which will be filed with the SEC no later than 120 days after the close of the fiscal year ended September 30, 2023.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Financial Statements and Schedules

   The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

   (b) Exhibit listing

   See below and continued on the following pages.[1]

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated October 20, 2021, among Raymond James Financial, Inc., Macaroon One LLC, Macaroon Two LLC and TriState Capital Holdings, Inc., incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 26, 2021.
3.1.1	Amended and Restated Articles of Incorporation of Raymond James Financial, Inc. as filed with the Secretary of State of Florida on February 28, 2022, incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2022.
3.1.2	Articles of Amendment to Amended and Restated Articles of Incorporation of Raymond James Financial, Inc. relating to the Raymond James Financial, Inc. 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock, $0.10 par value per share, incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 31, 2022.
3.1.3	Articles of Amendment to Amended and Restated Articles of Incorporation of Raymond James Financial, Inc. relating to the Raymond James Financial, Inc. 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, $0.10 par value per share, incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 31, 2022.
3.2	Amended and Restated By-Laws of Raymond James Financial, Inc. reflecting amendments adopted by the Board of Directors on August 21, 2023, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 25, 2023.
4.1	Description of Capital Stock.
4.2.1	Indenture, dated as of August 10, 2009 for Senior Debt Securities, between Raymond James Financial, Inc. and The Bank of New York Mellon Trust Company, N.A., incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.
4.2.2	Sixth Supplemental Indenture, dated as of July 12, 2016, for the 4.950% Senior Notes Due 2046, between Raymond James Financial, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 12, 2016.

Exhibit Number		Description
4.2.3		Sixth (Reopening) Supplemental Indenture, dated as of May 10, 2017, for the 4.950% Senior Notes due 2046, between Raymond James Financial, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2017.
4.2.4		Seventh Supplemental Indenture, dated as of March 31, 2020, for the 4.650% Senior Notes due 2030, between Raymond James Financial, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 31, 2020.
4.2.5		Eighth Supplemental Indenture, dated as of April 1, 2021, for the 3.750% Senior Notes due 2051, between Raymond James Financial, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 2, 2021.
4.3		Deposit Agreement among TriState Capital Holdings, Inc., Computershare Inc., Computershare Trust Company, N.A. and the holders from time to time of the depositary receipts described therein relating to 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 31, 2022.
4.4		Form of First Amendment to Deposit Agreement among Raymond James Financial, Inc., TriState Capital Holdings, Inc., Computershare Inc., Computershare Trust Company, N.A. and the holders from time to time of the depositary receipts described therein relating to 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 31, 2022.
4.5		Form of Depositary Receipt—Series B (included as part of Exhibit 4.4).
10.1		Stock Purchase Agreement, dated January 11, 2012, between Raymond James Financial, Inc. and Regions Financial Corporation (excluding certain exhibits and schedules), incorporated by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 12, 2012.
10.2.1	*	Raymond James Financial, Inc. Amended and Restated 2012 Stock Incentive Plan (as amended through February 23, 2023), incorporated by reference to Appendix B to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders held February 23, 2023, filed with the Securities and Exchange Commission on January 11, 2023.
10.2.2	*	Form of Restricted Stock Unit Agreement for Non-Employee Director under 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.25 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2012.
10.2.3	*	Form of Stock Option Agreement under 2012 Stock Incentive Plan, as revised and approved on August 21, 2013, incorporated by reference to Exhibit 10.16.3 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 26, 2013.
10.2.4	*	Form of Restricted Stock Unit Agreement for Non-Bonus Award (Employee/Independent Contractor) under 2012 Stock Incentive Plan, as revised and approved on August 21, 2013, incorporated by reference to Exhibit 10.16.4 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 26, 2013.
10.2.5	*	Form of Stock Option Agreement under 2012 Stock Incentive Plan, as revised and approved on November 20, 2013, incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2014.
10.2.6	*	Form of Restricted Stock Unit Agreement for Non-Bonus Award under 2012 Stock Incentive Plan, as revised and approved on November 20, 2013, incorporated by reference to Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2014.
10.2.7		Raymond James Financial, Inc. 2012 Stock Incentive Plan Sub-Plan for French Employees with Form of Restricted Stock Unit Agreement, adopted and approved on February 20, 2014, incorporated by reference to Exhibit 10.16.9 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2014.
10.2.8	*	Form of Restricted Stock Unit Award Notice and Agreement for Non-Bonus Award for Canadian Employees, first used for awards granted on November 29, 2018, under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 6, 2018.
10.2.9	*	Form of Restricted Stock Unit Award Notice and Agreement for Non-Bonus Award, first used for awards granted on November 29, 2018, under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 6, 2018.
10.2.10	*	Form of Restricted Stock Unit Award Notice and Agreement for Stock Bonus Award (time-based vesting) for Canadian Employees, first used for awards granted on December 14, 2018, under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2018.
10.2.11	*	Form of Restricted Stock Unit Award Notice and Agreement for Stock Bonus Award (time-based vesting), first used for awards granted on December 14, 2018, under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2018.
10.2.12	*	Form of Restricted Stock Unit Award Notice and Agreement for Stock Bonus Award (performance-based vesting) for Canadian Employees, first used for awards granted on December 14, 2018, under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2018.
10.2.13	*	Form of Restricted Stock Unit Award Notice and Agreement for Stock Bonus Award (performance-based vesting), first used for awards granted on December 14, 2018, under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2018.
10.2.14	*	Form of Restricted Stock Unit Award Notice and Agreement for Stock Bonus Award (performance-based vesting with rTSR) under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 8, 2022.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

Exhibit Number		Description
10.2.15	*	Form of Restricted Stock Unit Award Notice and Agreement for Special Retention Award (performance-based vesting with rTSR) for Mr. Paul C. Reilly under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2022.
10.2.16	*	Form of Restricted Stock Unit Award Notice and Agreement for Special Retention Award (time-based vesting) for Mr. Paul C. Reilly under the Amended and Restated 2012 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2022.
10.3	*	Amended and Restated Raymond James Financial Long-Term Incentive Plan, effective August 22, 2018, incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K, filed with the Securities Exchange Commission on November 21, 2018.
10.4	*	Raymond James Financial, Inc. Amended and Restated Voluntary Deferred Compensation Plan, effective May 17, 2017, incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K, filed with the Securities Exchange Commission on November 21, 2018.
10.5	*	Amended and Restated Raymond James Financial, Inc. 2003 Employee Stock Purchase Plan, incorporated by reference to Appendix A to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders held February 28, 2019, filed with the Securities and Exchange Commission on January 17, 2019.
10.6	*	Amended and Restated Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 6, 2019.
10.7		Amended and Restated Credit Agreement, dated as of April 6, 2023, among Raymond James Financial, Inc., Raymond James & Associates, Inc., the Lenders party thereto and Bank of America, N.A, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 12, 2023.
21		List of Subsidiaries.
23		Consent of Independent Registered Public Accounting Firm.
31.1		Certification of Paul C. Reilly pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2		Certification of Paul M. Shoukry pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32		Certification of Paul C. Reilly and Paul M. Shoukry pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS		XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH		Inline XBRL Taxonomy Extension Schema Document.
101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF		Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB		Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE		Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104		Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

(1) Certain instruments defining the rights of holders of the $97,500,000 in aggregate principal amount of 5.75% Fixed-to-Floating Rate Subordinated Notes due 2030 that the registrant assumed from TriState Capital in connection with the acquisition on June 1, 2022 are omitted pursuant to Section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The registrant agrees to furnish copies of these instruments to the SEC upon request.

* Indicates a management contract or compensatory plan or arrangement in which a director or executive officer participates.

ITEM 16. FORM 10-K SUMMARY

None.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg, State of Florida, on the 21st day of November 2023.

RAYMOND JAMES FINANCIAL, INC.

By: /s/ PAUL C. REILLY

Paul C. Reilly, Chair and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PAUL C. REILLY Paul C. Reilly	Chair and Chief Executive Officer (Principal Executive Officer) and Director	November 21, 2023
/s/ PAUL M. SHOUKRY Paul M. Shoukry	Chief Financial Officer (Principal Financial Officer)	November 21, 2023
/s/ JONATHAN W. OORLOG, JR. Jonathan W. Oorlog, Jr.	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 21, 2023
/s/ THOMAS A. JAMES Thomas A. James	Chair Emeritus and Director	November 21, 2023
/s/ MARLENE DEBEL Marlene Debel	Director	November 21, 2023
/s/ ROBERT M. DUTKOWSKY Robert M. Dutkowsky	Director	November 21, 2023
/s/ JEFFREY N. EDWARDS Jeffrey N. Edwards	Director	November 21, 2023
/s/ BENJAMIN C. ESTY Benjamin C. Esty	Director	November 21, 2023
/s/ ART A. GARCIA Art A. Garcia	Director	November 21, 2023
/s/ ANNE GATES Anne Gates	Director	November 21, 2023
/s/ GORDON L. JOHNSON Gordon L. Johnson	Director	November 21, 2023
/s/ RAYMOND W. MCDANIEL, JR. Raymond W. McDaniel, Jr.	Director	November 21, 2023
/s/ RODERICK C. MCGEARY Roderick C. McGeary	Director	November 21, 2023
/s/ RAJ SESHADRI Raj Seshadri	Director	November 21, 2023

DESCRIPTION OF THE COMPANY'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of September 30, 2023, Raymond James Financial, Inc. (the "Company") had the following classes of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) common stock, $.01 par value per share (the "Common Stock"), and (ii) depositary shares (the "Series B Depositary Shares"), each Representing a 1/40th interest in a share of 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, $0.10 par value per share (the "Series B Preferred Stock").

Authorized Capital Stock

The authorized capital stock of the Company consists of 650,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $.10 per share (the "Preferred Stock").

Description of Common Stock

The following description of the Common Stock of the Company, related provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated By-Laws (the "By-Laws") and applicable Florida law is qualified in its entirety by, and should be read in conjunction with, the Articles, By-Laws and applicable Florida law.

Common Stock

Fully Paid and Nonassessable

All of the outstanding shares of the Company's Common Stock are fully paid and nonassessable.

Voting Rights

Each share of Common Stock shall have one vote, and, except as provided by resolution or resolutions adopted by the Company's Board of Directors (the "Board") providing for the issue of any series of Preferred Stock, the exclusive voting power for all purposes shall be vested in the holders of shares of Common Stock. Holders of shares of Common Stock are not entitled to cumulate votes for the election of directors.

Dividends

Subject to the provisions of law and to the provisions of any Preferred Stock that may be outstanding from time to time, dividends may be paid on the shares of Common Stock at such times and in such amounts as the Board may deem advisable.

Right to Receive Liquidation Distributions

Subject to the provisions of any Preferred Stock that may be outstanding from time to time, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Common Stock shall be entitled, after payment or provision for payment of the debts and other liabilities of the Company and the amounts to which holders of Preferred Stock shall be entitled, to the remaining net assets of the Company.

No Preemptive or Similar Rights

No holder of shares of Common Stock as such shall have any preemptive right to subscribe to or acquire (i) unissued or treasury shares of the Company of any class, (ii) securities of the Company convertible into or carrying a right to acquire or subscribe to shares of any class, or (iii) any other obligations, warrants, rights to subscribe to shares or other securities of the Company of any class.

Certain Anti-Takeover Effects

Certain provisions of the Company's Articles and By-Laws may have the effect of delaying, deferring or discouraging transactions involving an actual or potential change in control of the Company, including the following:

- the Articles provide that the affirmative vote of the holders of two-thirds (2/3) of all the shares outstanding and entitled to vote shall be required to approve (i) any merger or consolidation of the Company with or into any other corporation, (ii) any share exchange in which a corporation, person, or entity acquires the Company's issued or outstanding shares of stock pursuant to a vote of stockholders, (iii) any sale, lease, exchange or other transfer of all, or substantially all, of the Company's assets to any other corporation, person or entity, or (iv) any transaction similar to, or having a similar effect as, any of the foregoing transactions;

- the Board is authorized to approve the issuance of one or more series of Preferred Stock without further authorization of the holders of Common Stock and to fix the number of shares, the designations and the relative rights and the limitations of any series of Preferred Stock, and as a result the Board, without the approval of holders of Common Stock, could authorize the issuance of Preferred Stock with voting, conversion and other rights that could have the effect of delaying, deferring or preventing a change in control of the Company; and

- the Company's By-Laws specify an advance notice procedure for holders of Common Stock seeking to nominate persons to stand for election to the Board or to propose other business for consideration at a meeting of the holders of Common Stock, which requires that advance written notice and certain other information be provided to the Company, in accordance with the By-Laws.

Transfer Agent

The transfer agent for the Common Stock is Computershare Inc.

Listing

The Company's Common Stock is listed on the New York Stock Exchange under the symbol "RJF."

Description of Preferred Stock

The following description of the Preferred Stock of the Company, related provisions of the Company's Articles and By-Laws and applicable Florida law is qualified in its entirety by, and should be read in conjunction with, the Articles, By-Laws and applicable Florida law.

Series B Preferred Stock

Ranking

With respect to the payment of dividends and distributions upon the Company's liquidation, dissolution or winding up, the Series B Preferred Stock shall rank (i) senior to the Company's Common Stock and any other class or series of Preferred Stock that by its terms ranks junior to the Series B Preferred Stock, (ii) equally with any future series of Preferred Stock that does not, by its terms, rank junior or senior to the Series B Preferred Stock, and (iii) junior to all existing and future indebtedness and other liabilities and any class or series of Preferred Stock that expressly provides in the articles of amendment creating such Preferred Stock that such series ranks senior to the Series B Preferred Stock (subject to any requisite consents prior to issuance).

The Series B Preferred Stock shall not be convertible into, or exchangeable for, shares of any other class or series of the Company's capital stock or other securities and shall not be subject to any sinking fund or other obligation to redeem or repurchase the Series B Preferred Stock. The Series B Preferred Stock shall not be secured, shall not be guaranteed by the Company or any of Company's affiliates and shall not be subject to any other arrangement that legally or economically enhances the ranking of the Series B Preferred Stock.

Dividends

Holders of the Series B Preferred Stock shall be entitled to receive, only when, as, and if declared by the Company's Board (or a duly authorized committee of the Company's Board), out of assets legally available under applicable law for payment, non-cumulative cash dividends based on the liquidation preference of $1,000 per share of Series B Preferred Stock, and no more, at a rate equal to 6.375% per annum (equivalent to $1.59375 per depositary share per annum), for each quarterly Series B Dividend Period occurring from, and including, the original issue date of the Series B Preferred Stock to, but excluding, July 1, 2026 (the "Series B Fixed Rate Period"), and thereafter, the CME Term SOFR Reference Rate published for the three-month tenor, as administered by CME Group Benchmark Administration, Ltd. (or any successor administrator thereof) (the "three-month CME Term SOFR"), plus a spread of 434.961 basis points per annum, for each quarterly Series B Dividend Period beginning July 1, 2026 (the "Series B Floating Rate Period"). A "Series B Dividend Period" means the period from, and including, each Series B Dividend Payment Date (as defined below) to, but excluding, the next succeeding Series B Dividend Payment Date, except for the initial Series B Dividend Period, which shall be the period from, and including, April 1, 2022 to, but excluding, the next succeeding Series B Dividend Payment Date.

When, as, and if declared by the Company's Board (or a duly authorized committee of the Company's Board), the Company shall pay cash dividends on the Series B Preferred Stock quarterly, in arrears, on January 1, April 1, July 1 and October 1 of each year (each such date, a "Series B Dividend Payment Date"). The Company shall pay cash dividends to the holders of record of shares of the Series B Preferred Stock as they appear on the Company's stock register on the applicable record date, which will be the fifteenth calendar day before that Series B Dividend Payment Date or such other record date fixed by the Company's Board (or a duly authorized committee of the Company's Board) that is not more than 60 nor less than 10 days prior to such Series B Dividend Payment Date.

If any Series B Dividend Payment Date on or prior to July 1, 2026, is a day that is not a Business Day (as defined below), then the dividend with respect to that Series B Dividend Payment Date shall instead be paid on the immediately succeeding Business Day, without interest or other payment in respect of such delayed payment. If any Series B Dividend Payment Date after July 1, 2026 is a day that is not a Business Day, then the Series B Dividend Payment Date shall be the immediately succeeding Business Day unless such day falls in the next calendar month, in which case the Series B Dividend Payment Date shall instead be the immediately preceding day that is a Business Day, and dividends will accumulate to the Series B Dividend Payment Date as so adjusted. A "Business Day" means any weekday in New York, New York that is not a day on which banking institutions in that city are authorized or required by law, regulation or executive order to be closed.

The Company shall calculate dividends on the Series B Preferred Stock for the Series B Fixed Rate Period on the basis of a 360-day year of twelve 30-day months. The Company shall calculate dividends on the Series B Preferred Stock for the Series B Floating Rate Period on the basis of the actual number of days in a Series B Dividend Period and a 360-day year. Dollar amounts resulting from that calculation shall be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series B Preferred Stock shall not be cumulative or mandatory. If the Company's Board (or a duly authorized committee of the Company's Board) does not declare a dividend on the Series B Preferred Stock for, or the Company's Board authorizes and the Company declares less than a full dividend in respect of, any Series B Dividend Period, the holders shall have no right to receive any dividend or a full dividend, as the case may be, for the Series B Dividend Period, and the Company shall have no obligation to pay a dividend or to pay full dividends for that Series B Dividend Period at any time, whether or not dividends on the Series B Preferred Stock or any other series of Company's Preferred Stock or Common Stock are declared for any future Series B Dividend Period.

Dividends on the Series B Preferred Stock shall accumulate from the issue date at the then-applicable dividend rate on the liquidation preference amount of $1,000 per share (equivalent to $25 per depositary share). If the Company issues additional shares of the Series B Preferred Stock, dividends on those additional shares shall accumulate from the issue date of those additional shares at the then-applicable dividend rate. The dividend rate for each Series B Dividend Period in the Series B Floating Rate Period shall be determined by the calculation agent using three-month CME Term SOFR as in effect on the second Business Day prior to the beginning of the Series B Dividend Period, which date is the "Series B Dividend Determination Date" for the relevant Series B Dividend Period. The calculation agent then shall add three-month CME Term SOFR as determined on the Series B Dividend Determination Date and the applicable spread. Once the dividend rate for the Series B Preferred Stock is determined, the calculation agent shall deliver that information to the Company and the Company's transfer agent. Absent manifest error, the determination by the calculation agent of the dividend rate for a Series B Dividend Period for the Series B Preferred Stock shall be final.

Priority Regarding Dividends

During a Series B Dividend Period, so long as any share of Series B Preferred Stock remains outstanding,

1. no dividend shall be declared and paid or set aside for payment and no distribution shall be declared and made or set aside for payment on any Series B Junior Stock (as defined below) (other than a dividend payable solely in shares of Series B Junior Stock or any dividend in connection with the implementation of a shareholder rights plan or the redemption or repurchase of any rights under such a plan, including with respect to any successor shareholder rights plan);

2. no shares of Series B Junior Stock shall be repurchased, redeemed, or otherwise acquired for consideration by the Company, directly or indirectly (other than as a result of a reclassification of Series B Junior Stock for or into other Series B Junior Stock, or the exchange for or conversion into Series B Junior Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Series B Junior Stock or pursuant to a contractually binding requirement to buy Series B Junior Stock pursuant to a binding stock repurchase plan existing prior to the most recently completed Series B Dividend Period), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Company; and

3. no shares of Series B Parity Stock (as defined below) shall be repurchased, redeemed or otherwise acquired for consideration by the Company (other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series B Preferred Stock and such Series B Parity Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Series B Parity Stock or Series B Junior Stock, as a result of a reclassification of Series B Parity Stock for or into other Series B Parity Stock, or by conversion into or exchange for other Series B Parity Stock or Series B Junior Stock),

unless, in each case of clauses (1), (2) and (3) above, the full dividends for the most recently completed Series B Dividend Period on all outstanding shares of the Series B Preferred Stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside. The foregoing limitations will not apply to purchases or acquisitions of the Company's Series B Junior Stock pursuant to any employee or director incentive or benefit plan or arrangement (including any of the Company's employment, severance, or consulting agreements) of the Company or of any of its subsidiaries.

Except as provided below, for so long as any share of Series B Preferred Stock remains outstanding, the Company shall not declare, pay, or set aside for payment full dividends on any Series B Parity Stock unless the Company has paid in full, or set aside payment in full, in respect of all accumulated dividends for all Series B Dividend Periods for outstanding shares of Preferred Stock. To the extent that the Company declares dividends on the Series B Preferred Stock and on any Series B Parity Stock but cannot make full payment of such declared dividends, the Company shall allocate the dividend payments on a pro rata basis among the holders of the shares of Series B Preferred Stock and the holders of any Series B Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, the Company shall allocate dividend payments based on the ratio between the then current and unpaid dividend payments due on the shares of Series B Preferred Stock and (1) in the case of cumulative Series B Parity Stock, the aggregate of the accumulated and unpaid dividends due on any such Series B Parity Stock, and (2) in the case of non-cumulative Series B Parity Stock, the aggregate of the declared but unpaid dividends due on any such Series B Parity Stock. No interest shall be payable in respect of any dividend payment on Series B Preferred Stock that may be in arrears.

As used herein, "Series B Junior Stock" means the Company's Common Stock and any other class or series of the Company's capital stock over which the Series B Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on the Company's liquidation, dissolution or winding up, and "Series B Parity Stock" means any other class or series of the Company's capital stock that ranks equally with the Series B Preferred Stock in the payment of dividends and in the distribution of assets on the Company's liquidation, dissolution or winding up.

Subject to the conditions described above, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by the Company's Board (or a duly authorized committee of the Company's Board), may be declared and paid on the Company's Common Stock and any Series B Junior Stock from time to time out of any funds legally available for such payment, and the holders of the Series B Preferred Stock shall not be entitled to participate in those dividends.

Liquidation Rights

Upon the Company's voluntary or involuntary liquidation, dissolution or winding up, the holders of the outstanding shares of Series B Preferred Stock shall be entitled to be paid out of the Company's assets legally available for distribution to the Company's shareholders, before any distribution of assets is made to holders of Common Stock or any other Series B Junior Stock, a liquidating distribution in the amount of a liquidation preference of $1,000 per share (equivalent to $25 per depositary share), plus the sum of any declared and unpaid dividends for prior Series B Dividend Periods prior to the Series B Dividend Period in which the liquidation distribution is made and any declared and unpaid dividends for the then current Series B Dividend Period in which the liquidation distribution is made to the date of such liquidation distribution. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Stock shall have no right or claim to any of the Company's remaining assets.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series B Preferred Stock and the corresponding amounts payable on all shares of Series B Parity Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, then the holders of the Series B Preferred Stock and such Series B Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they respectively would be entitled.

The merger or consolidation of the Company with one or more other entities or the sale, lease, exchange or other transfer of all or substantially all of the assets of the Company (for cash, securities or other consideration) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up. If the Company enters into any merger or consolidation transaction with or into any other entity and the Company is not the surviving entity in such transaction, the Series B Preferred Stock may be converted into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms identical to the terms of the Series B Preferred Stock.

Because the Company is a holding company, the Company's rights and the rights of the Company's creditors and shareholders, including the holders of the Series B Preferred Stock, to participate in the distribution of assets of any of the Company's subsidiaries upon that subsidiary's voluntary or involuntary liquidation, dissolution or winding up will be subject to the prior claims of that subsidiary's creditors, except to the extent that the Company is a creditor with recognized claims against that subsidiary.

Conversion Rights

The Series B Preferred Stock shall not be convertible into or exchangeable for any other of the Company's property, interests or securities.

Redemption

The Series B Preferred Stock shall not be subject to any mandatory redemption, sinking fund or other similar provision.

Neither the holders of Series B Preferred Stock nor the holders of the related depositary shares shall have the right to require the redemption or repurchase of the Series B Preferred Stock. In addition, under the Federal Reserve risk-based capital rules applicable to bank holding companies, any redemption of the Series B Preferred Stock shall be subject to prior approval of the Federal Reserve.

Optional Redemption

The Company may redeem the Series B Preferred Stock, in whole or in part, at its option, on any Series B Dividend Payment Date on or after July 1, 2024, with not less than 30 days' and not more than 60 days' notice ("Series B Optional Redemption"), subject to the approval of the appropriate federal banking agency, at the redemption price provided below. Dividends shall not accumulate on those shares of Series B Preferred Stock on and after the redemption date.

Redemption Following a Regulatory Capital Event

The Company may redeem the Series B Preferred Stock, in whole but not in part, at its option, for cash, at any time within 90 days following a Regulatory Capital Treatment Event, subject to the approval of the appropriate federal banking agency, at the redemption price provided below ("Regulatory Event Redemption"). A "Regulatory Capital Treatment Event" means a good faith determination by the Company that, as a result of any:

1. amendment to, clarification of, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the Series B Preferred Stock;

2. proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of the Series B Preferred Stock; or

3. official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced or becomes effective after the initial issuance of the Series B Preferred Stock;

there is more than an insubstantial risk that the Company shall not be entitled to treat the full liquidation value of the Series B Preferred Stock then outstanding as "Tier 1 Capital" (or its equivalent) for purposes of the capital adequacy laws or regulations of the Federal Reserve Board (or, as and if applicable, the capital adequacy laws or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Series B Preferred Stock is outstanding. Dividends will not accumulate on the shares of Series B Preferred Stock on and after the redemption date.

Redemption Price

The redemption price for any redemption of Series B Preferred Stock, whether a Series B Optional Redemption or Regulatory Event Redemption, shall be equal to $1,000 per share of Series B Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption.

Redemption Procedures

If the Company elects to redeem any shares of Series B Preferred Stock, the Company shall provide notice to the holders of record of the shares of Series B Preferred Stock to be redeemed, not less than 30 days and not more than 60 days before the date fixed for redemption thereof (provided, however, that if the shares of Series B Preferred Stock or the depositary shares representing the shares of Series B Preferred Stock are held in book-entry form through DTC, the Company may give this notice in any manner permitted by DTC). Any notice given as provided in this paragraph shall be conclusively presumed to have been duly given, whether or not the holder receives this notice, and any defect in this notice or in the provision of this notice, to any holder of shares of Series B Preferred Stock designated for redemption shall not affect the redemption of any other shares of Series B Preferred Stock. Each notice of redemption shall state:

1. the redemption date;

2. the redemption price;

3. if fewer than all shares of Series B Preferred Stock are to be redeemed, the number of shares of Series B Preferred Stock to be redeemed; and

4. the manner in which holders of Series B Preferred Stock called for redemption may obtain payment of the redemption price in respect to those shares.

If notice of redemption of any shares of Series B Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series B Preferred Stock so called for redemption, then from and after the redemption date such shares of Series B Preferred Stock shall no longer be deemed outstanding, all dividends with respect to such shares of Series B Preferred Stock shall cease to accumulate from the redemption date and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

In the case of any redemption of only part of the Series B Preferred Stock at the time outstanding, the shares of Series B Preferred Stock to be redeemed shall be selected either pro rata or by lot or in such other manner as the Company's Board (or a duly authorized committee of the Company's Board) determines to be fair and equitable and permitted by the rules of any stock exchange on which the Series B Preferred Stock is listed. The Company's Board (or a duly authorized committee of the Company's Board) shall have the full power and authority to prescribe the terms and conditions upon which shares of Series B Preferred Stock may be redeemed from time to time.

Voting Rights

Registered owners of Series B Preferred Stock shall not have any voting rights, except as set forth below or as otherwise required by applicable law. To the extent that owners of Series B Preferred Stock are entitled to vote, each holder of Series B Preferred Stock will have one vote per share.

Whenever dividends payable on the Series B Preferred Stock or any other class or series of Preferred Stock ranking equally with the Series B Preferred Stock as to payment of dividends, and upon which voting rights equivalent to those described in this paragraph have been conferred and are exercisable, have not been declared and paid in an aggregate amount equal to, as to any class or series, the equivalent of at least six quarterly Series B Dividend Periods, whether or not for consecutive Series B Dividend Periods (a "Series B Nonpayment"), the holders of outstanding shares of the Series B Preferred Stock voting as a class with holders of shares of any other series of the Company's Preferred Stock ranking equally with the Series B Preferred Stock as to payment of dividends, and upon which like voting rights have been conferred and are exercisable ("Series B Voting Parity Stock"), shall be entitled to vote for the election of two additional directors of the Company's Board on the terms set forth below (and to fill any vacancies in the terms of such directorships) (the "Preferred Stock Directors"). Holders of all series of Series B Voting Parity Stock shall vote as a single class. In the event that the holders of the shares of the Series B Preferred Stock are entitled to vote as described in this paragraph, the number of members of the Company's Board at the time will be increased by two directors, and the holders of the Series B Preferred Stock shall have the right, as members of that class, as outlined above, to elect two directors at a special meeting called at the request of the holders of record of at least 20% of the aggregate voting power of the Series B Preferred Stock or any other series of Series B Voting Parity Stock (unless such request is received less than 90 days before the date fixed for the Company's next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of the shareholders), provided that the election of any Preferred Stock Directors shall not cause the Company to violate the corporate governance requirements of the NYSE (or any other exchange on which the Company's securities may at such time be listed) that listed companies must have a majority of independent directors, and provided further that at no time shall the Company's Board include more than two Preferred Stock Directors.

When the Company has paid full dividends on the Series B Preferred Stock for the equivalent of at least four Series B Dividend Periods following a Series B Nonpayment, the voting rights described above shall terminate, except as expressly provided by law. The voting rights described above are subject to re-vesting upon each and every subsequent Series B Nonpayment. Upon termination of the right of the holders of the Series B Preferred Stock and Series B Voting Parity Stock to vote for Preferred Stock Directors as described above, the term of office of all Preferred Stock Directors then in office elected by only those holders shall terminate immediately. Whenever the term of office of the Preferred Stock Directors ends and the related voting rights have expired, the number of directors automatically will be decreased to the number of directors as otherwise would prevail. Any Preferred Stock Director may be removed at any time by the holders of record of a majority of the outstanding shares of the Series B Preferred Stock (together with holders of any Series B Voting Parity Stock) when they have the voting rights described above.

Under regulations adopted by the Federal Reserve, if the holders of any series of Preferred Stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a holder of 25% or more of the series, or less if it otherwise exercises a "controlling influence" over the Company, will be subject to regulation as a bank holding company under the Bank Holding Company Act of 1956. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve to acquire or retain 5% or more of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series.

So long as any shares of Preferred Stock remain outstanding, the Company shall not, without the affirmative vote or consent of holders of at least 66 2/3% in voting power of the Series B Preferred Stock and any Series B Voting Parity Stock, voting together as a class, authorize, create or issue any capital stock ranking senior to the Series B Preferred Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock into any such shares of such capital stock or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock. So long as any shares of the Series B Preferred Stock remain outstanding, the Company shall not, without the affirmative vote of the holders of at least 66 2/3% in voting power of the Series B Preferred Stock, amend, alter or repeal any provision of the applicable Articles of Amendment or the Company's Articles, including by merger, consolidation or otherwise, so as to affect the powers, preferences or special rights of the Series B Preferred Stock.

Notwithstanding the foregoing, none of the following shall be deemed to affect the powers, preferences or special rights of the Series B Preferred Stock:

1. any increase in the amount of authorized Common Stock or authorized Preferred Stock, or any increase or decrease in the number of shares of any series of Preferred Stock, or the authorization, creation and issuance of other classes or series of capital stock, in each case ranking on parity with or junior to the Series B Preferred Stock as to dividends or distribution of assets upon the Company's liquidation, dissolution or winding up;

2. a merger or consolidation of the Company with or into another entity in which the shares of the Series B Preferred Stock remain outstanding; and

3. a merger or consolidation of the Company with or into another entity in which the shares of the Series B Preferred Stock are converted into or exchanged for preference securities of the surviving entity or any entity, directly or indirectly, controlling such surviving entity and such new preference securities have powers, preferences and special rights that are not materially less favorable than the Series B Preferred Stock.

The foregoing voting rights of the holders of Series B Preferred Stock shall not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and the Company shall have set aside sufficient funds for the benefit of holders of Series B Preferred Stock to effect the redemption.

Information Rights

During any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series B Preferred Stock are outstanding, the Company will use commercially reasonable efforts to provide any requesting beneficial owner a copy of the Company's most recently filed "Consolidated Financial Statements for Holding Companies- FR Y-9C" and "Consolidated Reports of Condition and Income for a Bank With Domestic Offices Only-FFIEC 041," in each case or any applicable successor form. Any such request must be made in writing addressed to Raymond James Financial, Inc., Attention: Kristie Waugh, Senior Vice President, Investor Relations, 880 Carillon Parkway, St. Petersburg, Florida 33716.

Depositary, Transfer Agent and Registrar

Computershare Trust Company, N.A. and Computershare Inc. jointly serve as the depositary, transfer agent and registrar for the Series B Preferred Stock.

Calculation Agent

The Company shall appoint a calculation agent for the Series B Preferred Stock prior to the commencement of the Series B Floating Rate Period. The Company may appoint itself or an affiliate as the calculation agent.

Description of Series B Depositary Shares

The following description of the Series B Depositary Shares of the Company, related provisions of the Company's Articles and By-Laws and applicable Florida law is qualified in its entirety by, and should be read in conjunction with, the Articles, By-Laws and applicable Florida law.

Each Series B Depositary Share represents a 1/40th interest in a share of the Series B Preferred Stock and is evidenced by depositary receipts. The Company has deposited the underlying shares of Series B Preferred Stock with a depositary pursuant to a deposit agreement (the "Deposit Agreement") among the Company, Computershare Trust Company, N.A. and Computershare Inc., acting jointly as depositary (the "Depositary"), and the holders from time to time of the depositary receipts described therein. Subject to the terms of the Deposit Agreement, the Series B Depositary Shares shall be entitled to all the powers, preferences and special rights of the Series B Preferred Stock, as applicable, in proportion to the applicable fraction of a share of Series B Preferred Stock those Series B Depositary Shares represent.

Dividends and Other Distributions

Each dividend payable on a Series B Depositary Share shall be in an amount equal to 1/40th of the dividend declared and payable on each related share of Series B Preferred Stock.

The Depositary will distribute all dividends and other cash distributions received on the Series B Preferred Stock to the holders of record of the depositary receipts in proportion to the number of Series B Depositary Shares held by each holder. In the event of a distribution other than in cash, the Depositary will distribute property received by it to the holders of record of the depositary receipts in proportion to the number of Series B Depositary Shares held by each holder, unless the Depositary determines that this distribution is not feasible, in which case the Depositary may, with the Company's approval, adopt a method of distribution that it deems practicable, including the sale of the property and distribution of the net proceeds of that sale to the holders of the depositary receipts.

If the calculation of a dividend or other cash distribution results in an amount that is a fraction of a cent and that fraction is equal to or greater than $0.005, the Depositary will round that amount up to the next highest whole cent and will request that the Company pay the resulting additional amount to the Depositary for the relevant dividend or other cash distribution. If the fractional amount is less than $0.005, the Depositary will disregard that fractional amount.

Record dates for the payment of dividends and other matters relating to the Series B Depositary Shares will be the same as the corresponding record dates for the applicable series of Series B Preferred Stock.

The amount paid as dividends or otherwise distributable by the Depositary with respect to the Series B Depositary Shares or the underlying Series B Preferred Stock will be reduced by any amounts required to be withheld by the Company or the Depositary on account of taxes or other governmental charges. The Depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any Series B Depositary Shares or the shares of the Series B Preferred Stock until such taxes or other governmental charges are paid.

Liquidation Preference

In the event of the Company's liquidation, dissolution or winding up, a holder of Series B Depositary Shares will receive the fraction of the liquidation preference accorded each share of underlying Series B Preferred Stock represented by the Series B Depositary Shares.

The Company's merger or consolidation with one or more other entities or the sale, lease, exchange or other transfer of all or substantially all of the Company's assets (for cash, securities or other consideration) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up.

Redemption of Series B Depositary Shares

If the Company redeems any series of the Series B Preferred Stock, in whole or in part, the related Series B Depositary Shares also will be redeemed with the proceeds received by the Depositary from the redemption of the Series B Preferred Stock held by the Depositary. The redemption price per Series B Depositary Share will be 1/40th of the redemption price per share payable with respect to the Series B Preferred Stock (or $25 per Series B Depositary Share), plus, as applicable, any accumulated and unpaid dividends on the shares of the Series B Preferred Stock called for redemption for the then-current dividend period to, but excluding, the redemption date, without accumulation of any undeclared dividends.

If the Company redeems shares of the Series B Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Series B Depositary Shares representing those shares of the Series B Preferred Stock so redeemed. If the Company redeems less than all of the outstanding Series B Depositary Shares, the Series B Depositary Shares to be redeemed will be selected either pro rata or by lot. The Depositary will provide notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the applicable series of Series B Preferred Stock and the related Series B Depositary Shares.

Voting

Because each Series B Depositary Share represents a 1/40th ownership interest in a share of Series B Preferred Stock, holders of depositary receipts will be entitled to vote 1/40th of a vote per Series B Depositary Share under those limited circumstances in which holders of the Series B Preferred Stock are entitled to vote.

When the Depositary receives notice of any meeting at which the holders of the Series B Preferred Stock are entitled to vote, the Depositary will provide the information contained in the notice to the record holders of the Series B Depositary Shares relating to the Series B Preferred Stock. Each record holder of the Series B Depositary Shares on the record date, which will be the same date as the record date for the Series B Preferred Stock, may instruct the Depositary to vote the amount of the Series B Preferred Stock represented by the holder's Series B Depositary Shares. To the extent possible, the Depositary will vote the maximum number of whole shares of the Series B Preferred Stock represented by Series B Depositary Shares in accordance with the instructions it receives. The Company will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Series B Depositary Shares representing the Series B Preferred Stock, it will abstain from voting with respect to such shares (but may appear at the meeting with respect to such shares unless directed to the contrary).

Withdrawal of Series B Preferred Stock

Upon surrender of Series B Depositary Shares at the principal office of the Depositary, upon payment of any unpaid amount due the Depositary, and subject to the terms of the Deposit Agreement, the owner of the Series B Depositary Shares evidenced thereby will be entitled to delivery of the number of shares of the Series B Preferred Stock and all money and other property, if any, represented by such Series B Depositary Shares. Only whole shares of the Series B Preferred Stock may be withdrawn. If the Series B Depositary Shares surrendered by the holder in connection with withdrawal exceed the number of Series B Depositary Shares that represent the number of whole shares of Series B Preferred Stock to be withdrawn, the Depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of Series B Depositary Shares. Holders of the Series B Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Series B Depositary Shares therefor.

Resignation and Removal of the Depositary

The Depositary may resign at any time by delivering to Raymond James notice of its election to resign. The Company may also remove or replace a depositary at any time. Any resignation or removal will take effect upon the earlier of the appointment of a successor depositary and 30 days following such notice. The Company will appoint a successor depositary within 30 days after delivery of the notice of resignation or removal. The successor must be a bank or trust company with its principal office in the United States and have a combined capital and surplus of at least $50 million.

Listing

The Company's Series B Depositary Shares are listed on the New York Stock Exchange under the symbol "RJF PrB." The Series B Preferred Stock is not listed, and the Company does not expect that there will be any trading market for the Series B Preferred Stock except as represented by the Series B Depositary Shares.

Depositary, Transfer Agent and Registrar

Computershare Trust Company, N.A. and Computershare Inc. jointly serve as the depositary, transfer agent and registrar for the Series B Depositary Shares.

Miscellaneous

The Depositary will forward to the holders of Series B Depositary Shares any reports and communications from Company with respect to the underlying Series B Preferred Stock. Neither the Company nor the Depositary will be liable if any law or any circumstances beyond their control prevent or delay them from performing their obligations under the Deposit Agreement. The obligations of the Company and a depositary under the Deposit Agreement are limited to performing their duties without bad faith, gross negligence or willful misconduct. Neither the Company nor a depositary must prosecute or defend any legal proceeding with respect to any Series B Depositary Shares or the underlying Series B Preferred Stock unless they are furnished with satisfactory indemnity. Both the Company and the Depositary may rely on the written advice of counsel or accountants, or information provided by holders of Series B Depositary Shares or other persons they believe in good faith to be competent, and on documents they believe in good faith to be genuine and signed by a proper party. In the event a depositary receives conflicting claims, requests or instructions from the Company and any holders of Series B Depositary Shares, the Depositary will be entitled to act on the claims, requests or instructions received from the Company.

* * * * * *

EXHIBIT 21

RAYMOND JAMES FINANCIAL, INC.
LIST OF SUBSIDIARIES

The following listing includes all of the registrant's subsidiaries as of September 30, 2023, which are included in the consolidated financial statements:

Entity Name	State/Country of Incorporation	Subsidiary or Joint Venture of
740780 Carillon, LLC	Florida	Raymond James Financial, Inc.
800 Carillon, LLC	Florida	Raymond James Financial, Inc.
Carillon Fund Distributors, Inc.	Florida	Eagle Asset Management, Inc.
Carillon Tower Advisers, Inc. d/b/a Raymond James Investment Management	Florida	Raymond James Financial, Inc.
CDM Retirement Consultants, Inc.	Maryland	Northwest Investment Consulting, Inc.
Cebile Advisors Limited	United Kingdom	Raymond James Financial Holdings UK Limited
Cebile Capital LLC	Delaware	Cebile Corporation
Cebile Capital LLP	United Kingdom	Raymond James Financial Holdings UK Limited; Cebile Advisors Limited
Cebile Corporation	British Virgin Islands	Sterling US Acquisition Co., LLC
Charles Stanley Group Limited	United Kingdom	Raymond James UK Wealth Management Holdings Limited
Charles Stanley & Co. Limited	United Kingdom	Charles Stanley Group Limited
Chartwell Investment Partners, LLC	Pennsylvania	Carillon Tower Advisers, Inc. d/b/a Raymond James Investment Management
Chartwell TSC Securities Corp.	Pennsylvania	TriState Capital Holding Company, LLC
ClariVest Asset Management, LLC	Delaware	Eagle Asset Management, Inc.
Copper Acquisition Co.	Florida	Raymond James Financial, Inc.
Cougar Global ETF Portfolio Management Inc.	Delaware	Cougar Global Investments Limited
Cougar Global Investments Limited	Ontario	Raymond James International Canada, Inc.
Eagle Asset Management, Inc.	Florida	Carillon Tower Advisers, Inc. d/b/a Raymond James Investment Management
EB Management I, LLC	Florida	Eagle Asset Management, Inc.
Everest Acquisition Co.	Florida	Raymond James Financial, Inc.
Exempt Nominees LTD	United Kingdom	Charles Stanley & Co. Limited Rock (Nominees) Limited
Financo Limited	United Kingdom	Financo, LLC
Financo, LLC	Delaware	Gryphon Acquisition Co.
Financo Securities, LLC	Delaware	Financo, LLC
Gryphon Acquisition Co.	Florida	Raymond James Financial, Inc.
Kaufmann and Goble Associates, Inc.	California	Northwest Investment Consulting, Inc.
Meadowood Asset Management, LLC	Pennsylvania	TriState Capital Bank
MK Holding, Inc.	Alabama	Raymond James Financial, Inc.
MK Investment Management, Inc.	Delaware	MK Holding, Inc.
Morgan Keegan & Associates, LLC	Delaware	MK Holding, Inc.
Morgan Keegan & Company, LLC	Tennessee	Raymond James Financial, Inc.
Morgan Properties, LLC	Tennessee	Raymond James Investments, LLC
Native American Housing Fund V L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Native American Housing Fund VI L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Northwest Holdings, Inc.	Delaware	NWPS Holdings, Inc.
Northwest Investment Consulting, Inc.	Washington	Northwest Holdings, Inc.
NWPS Actuary Services, Inc.	California	Northwest Investment Consulting, Inc.
NWPS Holdings, Inc.	Delaware	Copper Acquisition Co.
Raymond James & Associates, Inc.	Florida	Raymond James Financial, Inc.
Raymond James (USA) Ltd.	Canada	Raymond James Ltd.
Raymond James Affordable Housing Fund 2 L.P.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 3 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 4 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 5 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 6 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.

Entity Name	State/Country of Incorporation	Subsidiary or Joint Venture of
Raymond James Affordable Housing Fund 7 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 8 L.L.C..	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 9 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Fund 10 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Affordable Housing Investments, Inc.	Florida	Raymond James Financial, Inc.
Raymond James Bank	Florida	Raymond James Financial, Inc.
Raymond James California Housing Opportunities Fund X L.L.C.	Florida	Raymond James Affordable Housing Investments, Inc.
Raymond James Canada, LLC	Florida	Raymond James Financial, Inc.
Raymond James Canadian Acquisition, Inc.	Florida	Raymond James Bank
Raymond James Canadian Holdings, LLC	Florida	Raymond James Canadian Acquisition, Inc.
Raymond James Capital Funding, Inc.	Florida	Raymond James Bank
Raymond James Community Reinvestment Fund 1, LLC	Florida	Raymond James Bank
Raymond James Corporate Finance GmbH	Germany	Raymond James Global Holdings Limited
Raymond James Development Tax Credit Fund L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James European Holdings, Inc.	Florida	Raymond James International Holdings, Inc.
Raymond James Finance Company of Canada, Ltd.	Canada	Raymond James Canadian Holdings, LLC
Raymond James Financial Holdings UK Limited	U.K.	Raymond James International Holdings, Inc.
Raymond James Financial International Limited	U.K.	Raymond James International Holdings, Inc.
Raymond James Financial Management Ltd.	Canada	Raymond James Ltd.
Raymond James Financial Planning Ltd.	British Columbia	Raymond James Ltd.
Raymond James Financial Products, Inc.	Tennessee	MK Holding, Inc.
Raymond James Financial Services Advisors, Inc.	Florida	Raymond James Financial, Inc.
Raymond James Financial Services, Inc.	Florida	Raymond James Financial, Inc.
Raymond James Global Holdings Limited	U.K.	Raymond James International Holdings, Inc
Raymond James Housing Opportunities Fund 4 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Insurance Group, Inc.	Florida	Raymond James Financial, Inc.
Raymond James International Canada, Inc.	Florida	Raymond James International Holdings, Inc.
Raymond James International Holdings, Inc.	Florida	Raymond James Financial, Inc.
Raymond James Investment Counsel Ltd.	Canada	Raymond James Ltd.
Raymond James Investments, LLC	Florida	Raymond James Financial, Inc.
Raymond James Investment Services Limited	U.K.	Raymond James Financial, Inc.
Raymond James Ltd.	Canada	Raymond James Canada, LLC
Raymond James Mortgage Company, Inc.	Tennessee	MK Holding, Inc.
Raymond James Multifamily Finance, Inc.	Florida	Raymond James Affordable Housing Investments, Inc.
Raymond James Native American Housing Opportunities Fund I L.L.C. (SERIES A)	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Preservation Opportunities Fund XX L.L.C.	Florida	Raymond James Multifamily Finance, Inc.
Raymond James Research Services, LLC	Florida	Raymond James Financial, Inc.
Raymond James South American Holdings, Inc.	Florida	Raymond James International Holdings, Inc.
Raymond James Structured Products, Inc.	Delaware	MK Holding, Inc.
Raymond James Tax Credit Fund 32-A L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund 33 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund 34 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund 35 L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund XX L.L.C.	Florida	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund XXII L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund XXV-A L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Tax Credit Fund XXVII L.L.C.	Delaware	Raymond James Affordable Housing Investments, Inc.
Raymond James Trust (Quebec) Ltd.	Quebec	Solus Trust Company
Raymond James Trust Company of New Hampshire	New Hampshire	Raymond James Financial, Inc.
Raymond James Trust, National Association	U.S.A.	Raymond James Financial, Inc.
Raymond James UK Wealth Management Holdings Limited	Bailiwick of Jersey	Raymond James Financial, Inc.
Raymond James Yatirim Menkul Kiymetler A.S.	Turkey	Raymond James European Holdings, Inc.
RJ Capital Services, Inc.	Delaware	Raymond James Financial, Inc.

Entity Name	State/Country of Incorporation	Subsidiary or Joint Venture of
RJ Securities, Inc.	Florida	Raymond James Investments, LLC
RJOZF 2 L.L.C.	Florida	Raymond James Affordable Housing Investments, Inc.
RJTCF Disposition Corporation	Florida	RJTCF Disposition Fund L.L.C.
RJTCF Disposition Fund L.L.C.	Florida	Raymond James Affordable Housing Investments, Inc.
Rock (Nominees) Limited	United Kingdom	Charles Stanley & Co. Limited
Scout Investments, Inc.	Missouri	Carillon Tower Advisers, Inc. d/b/a Raymond James Investment Management
Silver Lane Advisors LLC	Delaware	SLA Acquisition Co.
SLA Acquisition Co.	Florida	Raymond James Financial, Inc.
Solus Trust Company	Ontario	Raymond James Ltd.
Sterling US Acquisition Co., LLC	Florida	Raymond James Financial, Inc.
SumRidge Partners, LLC	Delaware	Everest Acquisition Co.
The Producers Choice LLC	Michigan	Raymond James Insurance Group, Inc.
Trautmann, Maher & Associates, Inc.	Washington	Northwest Investment Consulting, Inc.
TriState Capital Bank	Pennsylvania	TriState Capital Holding Company, LLC
TriState Capital Holding Company, LLC	Florida	Raymond James Financial, Inc.
TSC Equipment Finance, LLC	Pennsylvania	TriState Capital Bank
Value Partners, Inc.	Florida	Raymond James Affordable Housing Investments, Inc.
Wiregrass Raymond James, LLC	Florida	Raymond James Financial, Inc.

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Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-261647) on Form S-4 (including post-effective amendment No. 1 thereto on Form S-8), (Nos. 333-103280, 333-157516, 333-179683, 333-209628, 333-230065, 333-236605, 333-270391) on Form S-8 and (No. 333-256043) on Form S-3ASR of our reports dated November 21, 2023, with respect to the consolidated financial statements of Raymond James Financial, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Tampa, Florida
November 21, 2023

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EXHIBIT 31.1

CERTIFICATIONS

I, Paul C. Reilly, certify that:

1. I have reviewed this annual report on Form 10-K of Raymond James Financial, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 21, 2023

/s/ PAUL C. REILLY
Paul C. Reilly
Chair and Chief Executive Officer

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CERTIFICATIONS

I, Paul M. Shoukry, certify that:

1. I have reviewed this annual report on Form 10-K of Raymond James Financial, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 21, 2023

/s/ PAUL M. SHOUKRY
Paul M. Shoukry
Chief Financial Officer

**CERTIFICATION BY CHIEF EXECUTIVE OFFICER AND CHIEF
FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Raymond James Financial, Inc. (the "Company") on Form 10-K for the year ended September 30, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ PAUL C. REILLY

Paul C. Reilly

Chair and Chief Executive Officer

November 21, 2023

/s/ PAUL M. SHOUKRY

Paul M. Shoukry

Chief Financial Officer

November 21, 2023

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RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
RAYMONDJAMES.COM